Exhibit 99.1

April 24, 2012

Dear Carrols Restaurant Group, Inc. Stockholder:

We are pleased to inform you that on April 16, 2012, the board of directors of Carrols Restaurant Group, Inc. approved the spin-off of Fiesta Restaurant Group, Inc., our indirect wholly-owned subsidiary that, through its subsidiaries, owns and operates our Pollo Tropical® and Taco Cabana® restaurant brands. Carrols Restaurant Group will continue to own and operate approximately 300 franchised Burger King® restaurants through its subsidiaries Carrols Corporation and Carrols LLC. The spin-off will separate the ownership and management of our business and that of Fiesta Restaurant Group. We view this separation as a natural evolution for Carrols Restaurant Group, as it will allow our Pollo Tropical and Taco Cabana brands as well as our Burger King brand to better focus on their distinct businesses and pursue their own strategies and growth plans. We also believe that a separation offers the potential for improving stockholder value by promoting independent market recognition of Carrols Restaurant Group and Fiesta Restaurant Group as separate publicly traded companies and allowing investors to recognize and realize the full potential value of each company independently.

We will effect the spin-off by way of a pro rata stock dividend to our stockholders as of May 7, 2012. Each holder of Carrols Restaurant Group common stock will receive one share of common stock of Fiesta Restaurant Group for each one share of Carrols Restaurant Group common stock held by such stockholder at the close of business on April 26, 2012, the record date of the spin-off. The dividend will represent 100% of the equity of Fiesta Restaurant Group outstanding at the time of the spin-off. We expect to distribute shares of Fiesta Restaurant Group on or about May 7, 2012.

Stockholder approval for the spin-off is not required, and you are not required to take any action to participate in the spin-off. You do not need to pay any consideration or surrender or exchange your shares of Carrols Restaurant Group common stock. Holders who sell their shares of Carrols Restaurant Group common stock in the “regular way” after the record date but prior to the distribution date will not receive shares of Fiesta Restaurant Group. Following the spin-off, Carrols Restaurant Group common stock will continue to trade on The NASDAQ Global Market under the symbol “TAST,” and Fiesta Restaurant Group common stock has been approved for listing and will trade on The NASDAQ Global Select Market under the symbol “FRGI.” The shares of Fiesta Restaurant Group common stock will be issued by book-entry with our transfer agent, which means that no physical certificates will be issued.

We intend for the spin-off to be tax-free for stockholders for U.S. federal income tax purposes. To that end, we have received a favorable private letter ruling regarding the spin-off from the U.S. Internal Revenue Service that, for U.S. federal income tax purposes, the spin-off will qualify for tax-free treatment.

The enclosed information statement, which is being provided to all Carrols Restaurant Group stockholders, describes the spin-off in detail and contains important business and financial information about Fiesta Restaurant Group. We urge you to read this information statement carefully.

We look forward to your continued support as a stockholder of Carrols Restaurant Group.

Sincerely,

Daniel T. Accordino
President and Chief Executive Officer
Carrols Restaurant Group, Inc.

April 24, 2012

Dear Fiesta Restaurant Group, Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of Fiesta Restaurant Group. Although we are a newly independent company, we have a strong history. We own and operate two quick-casual restaurant brands, Pollo Tropical and Taco Cabana. For the fiscal year ended December 31, 2011, we generated consolidated revenues of $475.0 million. Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “FRGI.”

Our management team is excited about our spin-off from Carrols Restaurant Group, and is committed to realizing the potential that exists for us as an independent company focused exclusively on our Pollo Tropical and Taco Cabana businesses. We invite you to learn more about Fiesta Restaurant Group by reading the enclosed information statement. We would like to thank you in advance for your support as a stockholder in Fiesta Restaurant Group.

Sincerely,

Tim Taft
President and Chief Executive Officer
Fiesta Restaurant Group, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Subject to Completion, dated April 24, 2012

INFORMATION STATEMENT

Fiesta Restaurant Group, Inc.

Common Stock

(Par Value $0.01)

Carrols Restaurant Group, Inc. is furnishing this information statement to its stockholders in connection with the spin-off of Fiesta Restaurant Group, Inc. by Carrols Restaurant Group, Inc. to its stockholders. In the spin-off, all of our shares of common stock, which are currently held by Carrols Corporation, a wholly-owned subsidiary of Carrols Restaurant Group, will be distributed in the form of a pro rata dividend to the stockholders of Carrols Restaurant Group.

If you are a holder of record of Carrols Restaurant Group common stock as of 5:00 p.m. New York City time on April 26, 2012, the record date for the distribution, you will receive one share of our common stock for every one share of Carrols Restaurant Group common stock that you own. As discussed under “The Spin-Off—Trading Between the Record Date and Distribution Date,” if you sell your shares of Carrols Restaurant Group common stock in the “regular way” market after the record date and before the spin-off, you also will be selling your right to receive shares of our common stock in connection with the spin-off. We expect the shares of our common stock to be distributed by Carrols Restaurant Group on or about May 7, 2012. We refer to the date of the distribution as the “distribution date.” Immediately after the spin-off is completed, Fiesta Restaurant Group will be an independent publicly traded company.

No vote of Carrols Restaurant Group’s stockholders is required. We are not asking you for a proxy and you are requested not to send us a proxy in connection with the spin-off. You do not need to pay any consideration, exchange or surrender your existing shares of Carrols Restaurant Group common stock or take any other action to receive your shares of our common stock.

There is no current trading market for our common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution and will continue up to and including on the distribution date, and we expect “regular way” trading of our common stock to begin on the first trading day following the completion of the spin-off on the distribution date. Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “FRGI.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future filings. In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 23.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the common stock of Fiesta Restaurant Group or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is April 24, 2012.

Carrols Restaurant Group first mailed this information statement to its stockholders on or about April 27, 2012.

PRESENTATION OF INFORMATION

Throughout this information statement, we refer to Fiesta Restaurant Group, Inc. as “Fiesta Restaurant Group” and, together with its consolidated subsidiaries, as “we,” “our” and “us” unless otherwise indicated or the context otherwise requires. Any reference to “Carrols Restaurant Group” refers to Carrols Restaurant Group, Inc., a Delaware corporation and our indirect parent company prior to the distribution date, and its consolidated subsidiaries (other than Fiesta Restaurant Group and its subsidiaries after the distribution date), unless otherwise indicated or the context otherwise requires. Any reference to “Carrols” refers to Carrols Corporation, a Delaware corporation and our direct parent company prior to the spin-off, and its consolidated subsidiaries (other than Fiesta Restaurant Group and its subsidiaries after the distribution date), unless otherwise indicated or the context otherwise requires. Any reference to “Carrols LLC” refers to Carrols’ direct subsidiary, Carrols LLC, a Delaware limited liability company, unless otherwise indicated or the context otherwise requires.

We own and operate two quick-casual restaurant brands, Pollo Tropical and Taco Cabana, through our wholly-owned subsidiaries Pollo Operations, Inc. and Pollo Franchise, Inc., (collectively “Pollo Tropical”) and Taco Cabana, Inc. and its subsidiaries (collectively “Taco Cabana”). We were incorporated in April 2011. In May 2011, Carrols contributed all of the outstanding capital stock of Pollo Tropical and Taco Cabana to Fiesta Restaurant Group in exchange for all of its outstanding capital stock and Fiesta Restaurant Group became a wholly-owned subsidiary of Carrols. The consolidated financial information discussed in this information statement has been prepared as if Fiesta Restaurant Group was in existence for all periods presented. In addition, unless otherwise expressly stated or the context otherwise requires, the information in this information statement gives effect to a 23,161.822 for one split of our outstanding common stock, which will occur prior to the distribution date.

In addition, we describe in this information statement the Pollo Tropical and Taco Cabana restaurant brands of Carrols Restaurant Group as if they were our business for all historical periods described unless otherwise indicated or the context otherwise requires. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets,

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liabilities, products, businesses or activities of Pollo Tropical and Taco Cabana as the businesses were conducted as part of Carrols Restaurant Group prior to the distribution date.

We use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. For convenience, all references herein to the fiscal years ended December 30, 2007, December 28, 2008, January 3, 2010, January 2, 2011 and January 1, 2012 will hereinafter be referred to as the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively. Our fiscal year ended December 31, 2009 contained 53 weeks. The fiscal years ended December 31, 2007, 2008, 2010 and 2011 each contained 52 weeks.

We use the terms “Adjusted Segment EBITDA” and “Adjusted Segment EBITDA margin” in this information statement because they are financial indicators that are reported to the chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. Adjusted Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Adjusted Segment EBITDA margin means Adjusted Segment EBITDA as a percentage of the total revenues of the applicable segment. We consider our Pollo Tropical restaurants and Taco Cabana restaurants to each constitute a separate segment at the brand level.

MARKET AND INDUSTRY DATA

In this information statement, we refer to information, forecasts and statistics regarding the restaurant industry. Unless otherwise indicated, all restaurant industry data in this information statement refers to the U.S. restaurant industry and is taken from or based upon the Technomic, Inc. (“Technomic”) report titled “2011 Technomic Top 500 Chain Restaurant Report.” In this information statement we also refer to information, forecasts and statistics from the U.S. Census Bureau and the U.S. Department of Agriculture. The information, forecasts and statistics we have used from Technomic may reflect rounding adjustments.

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SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off or other information that may be important to you. To better understand the spin-off and our business and financial position, you should carefully review this entire information statement.

Our Company

We own and operate two quick-casual restaurant brands, Pollo Tropical® and Taco Cabana®. Our Pollo Tropical restaurants offer a wide selection of tropical and Caribbean inspired food, while our Taco Cabana restaurants offer a wide selection of fresh Tex-Mex and traditional Mexican food. Our brands are differentiated and positioned within the value oriented quick-casual restaurant segment, which combines the convenience of quick-service restaurants with the menu variety, use of fresh ingredients, food quality, decor and service more typical of casual dining restaurants. As of January 1, 2012, we owned and operated a total of 249 restaurants across five states, which included 91 Pollo Tropical and 158 Taco Cabana restaurants. We franchise our Pollo Tropical restaurants primarily internationally, and as of January 1, 2012, we had 31 franchised Pollo Tropical restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad, Venezuela, the Bahamas and on college campuses in Florida. We also have agreements for the future development of franchised Pollo Tropical restaurants in Panama, Tobago, Aruba, Curacao, Bonaire and Costa Rica. Although we are not actively franchising our Taco Cabana restaurants, as of January 1, 2012, we had five Taco Cabana franchised restaurants located in the United States. Our company-owned Pollo Tropical and Taco Cabana restaurants generated average annual sales per restaurant of approximately $2,287,000 and $1,690,000, respectively, for the fiscal year ended December 31, 2011, which we believe are among the highest in the quick-casual segment based on industry data from Technomic.

Currently, we are an indirect wholly-owned subsidiary of Carrols Restaurant Group. Carrols Restaurant Group, through its wholly-owned subsidiaries Carrols and Carrols LLC, is the largest Burger King® franchisee, based on number of restaurants. The common stock of Carrols Restaurant Group is listed on The NASDAQ Global Market under the symbol “TAST.” Following the distribution date, we will be an independent publicly traded company and Carrols Restaurant Group will not retain any direct or indirect ownership interest in us.

For the fiscal year ended December 31, 2011, we generated consolidated revenues of $475.0 million. Comparable restaurant sales for 2011 increased 9.9% for Pollo Tropical and 3.7% for Taco Cabana.

Pollo Tropical

Our Pollo Tropical restaurants offer tropical and Caribbean inspired menu items, featuring grilled chicken marinated in our proprietary blend of tropical fruit juices and spices. Our diverse menu also includes a variety of chicken sandwiches, wraps, salads, roast pork, grilled ribs and wings offered with an array of freshly made salsas and sauces, Caribbean style “made from scratch” side dishes, desserts and snacks. Most menu items are made fresh daily in each of our Pollo Tropical restaurants, which feature open display cooking on large, open-flame grills that enable our customers to observe the fresh preparation of our food. Our Pollo Tropical restaurants feature signature dining areas, designed to create an airy, inviting and tropical atmosphere. Additionally, our Pollo Tropical restaurants provide our guests the option of take-out, as well as the convenience of drive-thru windows.

Pollo Tropical opened its first restaurant in 1988 in Miami, Florida. Carrols acquired the Pollo Tropical restaurant brand in 1998. As of January 1, 2012, we owned and operated a total of 91 Pollo Tropical restaurants, of which 85 were located in Florida, one was located in Georgia and five were located in New Jersey. For the year ended December 31, 2011, the average sales transaction at our company-owned Pollo Tropical restaurants was $9.56 reflecting, in part, strong dinner and late night traffic, with dinner and late night sales representing the largest day-part at 53.3%. For the year ended December 31, 2011, our Pollo Tropical brand generated total revenues of $209.5 million and Adjusted Segment EBITDA of $35.6 million.

Taco Cabana

Our Taco Cabana restaurants serve fresh Tex-Mex and traditional Mexican food, including sizzling fajitas, quesadillas, hand rolled flautas, enchiladas, burritos, tacos, fresh-made flour tortillas, a selection of “made from scratch” salsas and sauces, frozen margaritas and beer. Most menu items are handmade daily in each of our Taco Cabana restaurants, which feature open display cooking, including fajitas cooking on an open-flame grill and a machine making our fresh tortillas. Our Taco Cabana restaurants feature interior, semi-enclosed and patio dining areas, which provide a vibrant decor and relaxing atmosphere. Additionally, our Taco Cabana restaurants provide our guests the option of take-out, as well as the convenience of drive-thru windows.

Taco Cabana opened its first restaurant in San Antonio, Texas in 1978. Carrols acquired the Taco Cabana brand in 2000. As of January 1, 2012, we owned and operated 158 Taco Cabana restaurants located in Texas, Oklahoma and New Mexico, of which 152 were located in Texas. A majority of our Taco Cabana restaurants are open 24 hours a day, generating customer traffic and restaurant sales balanced across multiple day-parts, with dinner sales representing the largest day-part at 26.0% for the year ended December 31, 2011. For the year ended December 31, 2011, the average sales transaction at our company-owned Taco Cabana restaurants was $8.14. For the fiscal year ended December 31, 2011, our Taco Cabana brand generated total revenues of $265.4 million and Adjusted Segment EBITDA of $26.8 million.

We believe the success of our Pollo Tropical and Taco Cabana brands is a result of the following key attributes:

•	A variety of signature dishes with Caribbean and Mexican flavor profiles designed to appeal to consumers’ desire for freshly-prepared food and healthful menu options;

•	Balanced sales by day-part with the dinner day-part representing the largest sales day-part, providing a higher average check than our other day-parts;

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Broad appeal that attracts consumers that desire new and ethnic flavor profiles, grilled rather than fried entree choices, customization of orders and varied product offerings at competitive prices in an appealing atmosphere;

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The majority of our restaurants are company-owned which gives us the ability to control the consistency and quality of the customer experience and the strategic growth of our restaurant operations as compared to competing brands that focus on franchising;

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High market penetration of company-owned restaurants in our core markets that provides operating and marketing efficiencies, convenience for our customers and the ability to effectively manage and enhance brand awareness;

•	Ability to continue to benefit from the projected long-term population growth in Florida and Texas;

•	Established infrastructure to manage operations and develop and introduce new menu offerings, positioning us to build customer frequency and broaden our customer base; and

•	Ability to capitalize on the continuing trend towards home meal replacement.

Industry Overview

The Restaurant Market. According to Technomic, in 2010 total restaurant industry revenues in the United States were $361.1 billion. Sales in the overall U.S. restaurant industry as reported by Technomic have increased from $257.8 billion in 2000 to $361.1 billion in 2010. The growth of sales in the overall U.S. restaurant industry from 2000 through 2010 may not be indicative of future growth and there can be no assurance that sales in the overall U.S. restaurant industry will grow in the future. In 2010, 48% of food dollars were spent on food away from home and demand continues to outpace at-home dining, with food away from home projected to surpass at-home dining by 2015, according to the U.S. Department of Agriculture.

Quick-Casual Restaurants. We operate in the quick-casual restaurant segment in which the convenience of quick-service restaurants is combined with the menu variety, use of fresh ingredients and food quality more typical of casual dining. We believe that the quick-casual restaurant segment is one of the fastest growing segments of the restaurant industry. According to Technomic, 2010 sales growth as compared to 2009 for quick-casual chains in the Technomic Top 500 restaurant chains was 5.7% as compared to 1.8% for the overall Top 500 restaurant chains.

Quick-casual restaurants are primarily distinguished by the following characteristics:

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Quick-service or self-service format. Meals are purchased prior to receiving food. In some cases, payment may be made at a separate station from where the order was placed and servers may bring orders to the customers’ tables.

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Higher check averages than quick-service restaurants. Technomic reports that the average check at quick-casual restaurants in 2010 was generally higher than the average check at quick-service restaurants.

•	Food prepared to order. Customization of orders and open display cooking is common.

•	Fresh ingredients. Many concepts use the word “fresh” in their positioning and feature descriptive menus highlighting the use of fresh ingredients.

•	Broader range of menu offerings. Typically greater variety and diversity of menu offerings relative to quick-service restaurants.

•	Enhanced décor and services. Generally offer a more upscale dining atmosphere than quick-service restaurants and enhanced features such as silverware and plates.

Our Competitive Strengths

Differentiated Menu Offerings with Broad Appeal. Both of our brands offer differentiated menu items that we believe have broad consumer appeal, attract a more diverse customer base and increase customer frequency. Pollo Tropical’s menu offers dishes inspired from multiple regions throughout the Caribbean, including our featured grilled chicken marinated in our proprietary blend of tropical fruit juices and spices. Taco Cabana’s menu offers favorites such as sizzling fajitas served hot on the skillet and other authentic Mexican dishes. We frequently enhance our menu with seasonal offerings and new menu items to provide variety to our guests and to address changes in consumer preferences such as sandwiches at our Pollo Tropical restaurants and brisket tacos and shrimp tampico at our Taco Cabana restaurants. Additionally, our menu includes a number of options to address consumers’ increasing focus on healthy eating.

Leading Quick-Casual Brands with Attractive Value Proposition. We believe that our brands are positioned to benefit from growing consumer demand for quick-casual restaurants because of food quality, value, differentiation of flavors and the increasing acceptance of ethnic foods. In addition, we believe our recent initiatives to enhance our Pollo Tropical and Taco Cabana restaurants in certain existing and new markets provide our customers an elevated quick-casual experience while better positioning our brands for successful and sustainable future growth. We believe our fresh, quality food at affordable price points provides customers a compelling value proposition, enabling us to benefit from consumers’ desire for a more value oriented quick-casual alternative. We believe that the inviting atmosphere, “made from scratch” menu items and open display cooking format of our restaurants offer customers a quality food and dining experience comparable to casual dining, but with the convenience and affordability similar to that of quick-service restaurants.

Strong Restaurant Level Economics and Operating Metrics. Our comparable restaurant sales increased 9.9% and 3.7% at our Pollo Tropical and Taco Cabana restaurants, respectively, for the year ended December 31, 2011. Based on industry data from Technomic, we believe that the average annual sales at our company-owned restaurants for the fiscal year ended December 31, 2011 of approximately $2,287,000 and $1,690,000 for Pollo Tropical and Taco Cabana, respectively, are among the highest in the quick-casual segment. As a percentage of total Pollo Tropical revenues, for the year ended December 31, 2011, our Pollo Tropical restaurants generated Adjusted Segment EBITDA margin of 17.0% which included general and administrative expenses of 8.8%. As a percentage of total Taco Cabana revenues, for the year ended December 31, 2011, our Taco Cabana restaurants generated Adjusted Segment EBITDA margin of 10.1%, which included general and administrative expenses of 7.2%. We believe that the average annual sales at our company-owned restaurants and our strong operating margins generate unit economics and returns on invested capital which will enable us to support new unit growth.

Well Positioned to Capitalize on Long-Term Population Growth in Markets Served by Our Brands. We expect sales from our restaurants in Florida and Texas to benefit from the projected long-term overall population growth in these markets. The U.S. Census Bureau forecasts these markets to grow at a faster rate than the national average. According to the U.S. Census Bureau, the U.S. population is forecasted to grow by 8.7% from 2010 to 2020 and the population in Florida and Texas is forecasted to grow by 21.6% and 16.2%, respectively, during that same time period. However, there can be no assurance that we will be able to benefit from any long-term population growth in Florida and Texas.

Well Positioned to Continue to Benefit From the Growth of the Hispanic Population in the United States. We expect sales from our restaurants to benefit from the growth of the U.S. Hispanic population, which is projected by the U.S. Census Bureau to grow at a faster rate than the national average. The U.S. Census Bureau forecasts that the growth of the Hispanic population is expected to outpace overall population growth and the Hispanic population, as a percentage of the total U.S. population, is expected to increase from 16.3% in 2010 to 23.7% by 2030. We believe that the continued growth of the Hispanic population has contributed to the increased popularity and acceptance of Hispanic food in the United States by non-Hispanic consumers. However, there can be no assurance that we will be able to benefit from any growth of the Hispanic population in the United States.

Our Large Number of Company-Owned Restaurants Enable us to Effectively Manage Our Brands. Our restaurants in the United States are substantially company-owned and we therefore exercise control over the day-to-day operations of our restaurants unlike many of our competitors that are largely comprised of independent franchisees. Consequently, our success does not depend on our control of our franchisees, or their support of our marketing programs, new product offerings, strategic initiatives or new restaurant development strategies. In addition, because our restaurants are primarily company-owned, we believe we are better able to provide customers with a more consistent experience relative to competing brands that utilize franchisee-operated restaurants.

Experienced Management Team. We believe that our senior management team’s extensive experience in the restaurant industry and its history of developing and operating quick-service and quick-casual restaurants provides us with a competitive advantage. Furthermore, our executive management team is supported by deep brand-level operating teams with extensive experience. Our Chief Executive Officer, Tim Taft, has been with us since August 2011 and has over 30 years of experience in the restaurant and hospitality industry. Our Executive Vice Presidents of Pollo Tropical and Taco Cabana have been with Carrols for over 30 years and in their current positions since 2003 and 2002, respectively. We believe that the breadth of industry experience of our management team and their longstanding experience with our restaurant brands provide us with a competitive advantage. We believe that our operating disciplines, seasoned management team, including real estate professionals responsible for site selection, and marketing and product development capabilities, supported by our management information systems and comprehensive training and development programs, will support our expansion.

Our Business Strategy

Our primary business strategies are as follows:

Increase Comparable Restaurant Sales. We intend to grow sales by attracting new customers and increasing customer frequency by continuing to develop new menu offerings and enhance the effectiveness of our advertising and promotional programs, further capitalizing on attractive industry and demographic trends and enhancing the quality of the customer experience at our restaurants.

Enhance Our Brand Positioning. We have implemented restaurant enhancement initiatives to elevate the dining experience at our Pollo Tropical and Taco Cabana restaurants in select markets. We believe these enhancements improve our brands’ positioning in the quick-casual segment while appealing to a broader demographic. Our restaurant enhancements include changes to both the interior and exterior of our restaurants with the addition of new tables and chairs, upgraded salsa bars and the addition of photos and murals to create a more inviting feel and highlight our fresh ingredients. Our new Pollo Tropical and Taco Cabana enhanced store models also feature table service, hand held menus, Wi-Fi, new menu items as well as real plates and silverware. We believe our elevated Pollo Tropical and Taco Cabana restaurants further differentiate us from price-driven, quick-service restaurants. As of January 1, 2012, we had upgraded a total of 45 Taco Cabana restaurants in Texas which included 34 locations in the Dallas market, eight in the Austin market, and one location each in College Station, Corpus Christi and Temple. During 2012, as a continuation of our brand positioning efforts, we plan to upgrade a total of 37 Taco Cabana restaurants including the remaining restaurants in our Austin market, twelve restaurants in our San Antonio market and eight restaurants in our Houston market. The cost of the restaurant enhancements for our Taco Cabana restaurants has been and is expected to be approximately $200,000 to $300,000 per restaurant. Prior to 2011, we had upgraded a total of twelve Pollo Tropical restaurants. Although we continue to reinvest in our core markets through remodeling certain locations to maintain a competitive image, we did not upgrade any of our existing Pollo Tropical restaurants in 2011 and we do not anticipate any upgrades to our existing Pollo Tropical restaurants in 2012. The cost of the restaurant enhancements for our Pollo Tropical restaurants has generally ranged between $150,000 to $200,000.

Develop New Restaurants Within and Outside of Our Existing Markets. We believe that we have opportunities to develop additional Pollo Tropical and Taco Cabana restaurants within our existing markets in Florida and Texas, as well as expansion opportunities into other regions of the United States that match our targeted demographic and site selection criteria. By increasing the number of restaurants we operate in a particular market, we believe that we can increase brand awareness and effectively leverage our field supervision, corporate infrastructure and marketing initiatives. We currently anticipate opening a total of ten to twelve new restaurants in 2012.

As discussed above, Pollo Tropical has developed an elevated format which we believe will permit it to be accepted as a general market concept and broaden its target audience. This format includes a more upscale décor, an elevated service platform where food is ordered and then brought to the guest at the table, new menu offerings including sangria and wine, and numerous other enhancements. Pollo Tropical has recently opened two restaurants in Jacksonville, Florida, and one restaurant in Atlanta, Georgia utilizing this format and we believe it will serve as the model for Pollo Tropical’s expansion outside its core Florida markets. Similarly, we believe we have an opportunity to develop an elevated format for our Taco Cabana restaurants that will enable us to expand the concept outside our core Texas markets within the next two years.

Our staff of real estate and development professionals is responsible for new restaurant development. Prior to developing a new restaurant, we conduct an extensive site selection and evaluation process that includes in depth demographic, market and financial analyses. Where possible, we intend to continue to utilize real estate leasing as a means of reducing the amount of cash invested in new restaurants. We believe that cash generated from operations, borrowings under our revolving credit facility and leasing will enable us to continue to pursue our long-term new unit development strategy.

Improve Income from Operations. We believe that our long-term development of new company-owned restaurants, combined with our strategy to increase sales at our existing restaurants, will increase revenues and position us to improve our overall income from operations. We also believe that our large restaurant base, skilled management team, operating systems and training and development programs support our strategy of enhancing operating efficiencies for our existing restaurants while growing our restaurant base. Our operating systems allow us to effectively manage restaurant labor and food costs and promote consistent application of operating controls at each of our restaurants. In addition, our size enables us to realize certain benefits from economies of scale.

Franchise Our Pollo Tropical Restaurants Internationally and Expand Domestic Non-Traditional Licensing. We believe that there are a number of markets outside the United States with the appropriate demographics and consumer preference to support additional franchising of the Pollo Tropical brand. We also believe that there are opportunities in the United States for licensing both the Pollo Tropical and Taco Cabana brands to concessionaires operating in non-traditional venues such as college campuses, airports and sports arenas. Internationally, our franchisees are currently operating or have development rights to open Pollo Tropical restaurants under multi-unit development agreements in the Bahamas, Ecuador, Puerto Rico, Trinidad & Tobago, Panama, Aruba, Bonaire, Curacao, Venezuela, Honduras and Costa Rica. Since restaurant development in foreign jurisdictions requires certain local knowledge and expertise that we do not necessarily possess, we utilize franchising to expand in international markets. This permits us to leverage the local knowledge and expertise of our franchisees and also provides a lower cost method of penetrating foreign markets. In addition to certain minimum financial requirements, the criteria for our franchisees includes individuals or entities that have multi unit hospitality industry experience and have demonstrated local commercial real estate development experience. We believe that there are significant opportunities to develop Pollo Tropical restaurants in additional international markets and are seeking new multi-unit franchisees and licensees who meet our qualification criteria in strategically targeted markets.

Corporate Information

Fiesta Restaurant Group is a Delaware corporation, incorporated in April 2011. Fiesta Restaurant Group was formed, in contemplation of the financing transactions and the spin-off, to hold the subsidiaries engaged in the Pollo Tropical and Taco Cabana businesses. We are currently an indirect wholly-owned subsidiary of Carrols Restaurant Group, a Delaware corporation, incorporated in 1986 and a wholly-owned subsidiary of Carrols, a Delaware corporation. We are a holding company and all of our operations are conducted through our subsidiaries Pollo Operations, Inc., Pollo Franchise, Inc. and Taco Cabana, Inc. and its subsidiaries. Our principal executive offices are located at 968 James Street, Syracuse, New York 13203 and our telephone number at that address is (315) 424-0513. Our corporate website address will be www.frgi.com. Carrols Restaurant Group’s corporate website address is www.carrols.com. Such website addresses are a textual reference only, meaning that the information contained on our and Carrols Restaurant Group’s website is not a part of this information statement and is not incorporated by reference in this information statement.

Recent Developments

Refinancing of Outstanding Indebtedness of Carrols and Our Completion of Separate Financing Arrangements

On August 5, 2011, we and Carrols LLC each entered into new and independent financing arrangements to refinance the then outstanding indebtedness of Carrols and to separately finance our business and the business of Carrols Restaurant Group in anticipation of the spin-off. The proceeds of such financings were distributed to Carrols to enable Carrols to repay all of its outstanding borrowings under its existing senior credit facility and repurchase (in a tender offer) and redeem all of its outstanding 9% senior subordinated notes due 2013, as well as to pay all related fees and expenses. Excess cash from the financings was $9.5 million and is available to Carrols for corporate purposes, including the disbursement of funds prior to the spin-off to us and/or Carrols LLC. In January 2012, Carrols disbursed $2.5 million of the excess cash from the financings to us and the balance to Carrols LLC.

On August 5, 2011 we sold $200 million principal amount of 8.875% Senior Secured Second Lien Notes due 2016, which we refer to as the Fiesta Notes, in a Rule 144A private placement subject to subsequent registration with the SEC. The terms of the Fiesta Notes are governed by an indenture entered into by us on August 5, 2011, as issuer, and our material subsidiaries party thereto, as guarantors, with The Bank of New York Mellon Trust Company, as trustee.

On August 5, 2011, we also entered into a senior secured credit agreement with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto, which provides for a $25 million secured revolving credit facility which was undrawn at closing, which we refer to as our revolving credit facility.

As part of the refinancing, on August 5, 2011, Carrols LLC entered into a secured credit agreement, which we refer to as the Carrols LLC senior credit facility, with Wells Fargo Bank, National Associations, as administrative agent, M&T Bank, as syndication agent, Regions Bank, as documentation agent and the lenders party thereto. The Carrols LLC senior credit facility provides for term loan borrowing of $65 million (which were borrowed at closing) and a $20 million revolving credit facility which was undrawn at closing.

Effective on August 5, 2011 a result of the refinancing transactions, all amounts due from us to Carrols as of August 5, 2011 of $117.1 million were repaid and we have been independently funding our operations, including payment to Carrols for our pro-rata share for executive management and administrative support provided to us by Carrols prior to the completion of the spin-off, as further described below.

We refer to the issuance of the Fiesta Notes, our entry into our revolving credit facility, the entry by Carrols LLC into the Carrols LLC senior credit facility and the borrowings thereunder, the repayment of all outstanding borrowings under the Carrols senior credit facility and the repurchase (in a tender offer) and redemption of all of Carrols’ outstanding 9% senior subordinated notes due 2013 as the refinancing. For a further discussion of the refinancing, including the Fiesta Notes and our revolving credit facility, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources,” “Capitalization” and “Unaudited Condensed Consolidated Pro Forma Financial Information.”

Management Services Agreement and Transition Services Agreement

Certain corporate administrative support has historically been provided to us by Carrols and Carrols Restaurant Group. On August 5, 2011, in connection with the refinancing we entered into a management services agreement with Carrols, which we refer to as the “Fiesta management services agreement,” pursuant to which Carrols will continue to provide certain corporate services to Fiesta Restaurant Group prior to completion of the spin-off, including executive management services, accounting services, information systems support, treasury functions, legal functions, employee compensation and benefits management, risk management, lease administration and investor relations. Under the Fiesta management services agreement, Fiesta Restaurant Group will pay fees and expenses related thereto to Carrols as determined by Carrols, in its sole discretion, consistent with past practices. The indenture governing the Fiesta Notes and our revolving credit facility provide that payments under the Fiesta management services agreement cannot exceed $12 million annually with an increase of $1 million permitted per year. The Fiesta management services agreement will terminate (1) automatically upon the consummation of the spin-off or when the Fiesta Notes are no longer outstanding and our revolving credit facility has been terminated or (2) by mutual agreement of the parties. In addition, the parties to the Fiesta management services agreement may amend its terms at any time subject to the limitations contained in the indenture governing the Fiesta Notes and our revolving credit facility.

In connection with the spin-off, we will also enter into a transition services agreement with Carrols Restaurant Group and Carrols, pursuant to which Carrols Restaurant Group and Carrols will agree to provide certain support services (including accounting, tax accounting, internal audit, financial reporting and analysis, human resources, and employee benefits management, information systems, restaurant systems support, legal, property management and insurance and risk management services) to us, and we will agree to provide certain limited management services (including certain legal services) to Carrols Restaurant Group and Carrols. To help ensure an orderly transition following the spin-off by providing us with sufficient time to develop our own infrastructure, Carrols will provide services under the transition services agreement for a period of three years following the distribution date, provided that we may extend the term of the transition services agreement by one additional year upon 90 days prior written notice to Carrols Restaurant Group and Carrols, provided further that we may terminate the transition services agreement with respect to any service provided thereunder at any time and from time to time upon 90 days prior written notice to Carrols Restaurant Group and Carrols. Our revolving credit facility provides that payments made by us to Carrols under the transition services agreement will not exceed $10 million in the aggregate during any fiscal year; provided, that such amount will be increased (i) at the beginning of each fiscal year (beginning with fiscal year 2012) by an amount equal to the percentage increase in the consumer price index during the previous fiscal year period and (ii) at the beginning of each fiscal quarter by an amount equal to $35,000 for each new restaurant opened or acquired during the previous fiscal quarter period. For more information on the spin-off, our management structure after the spin-off and our relationship with Carrols Restaurant Group after the spin-off, see “The Spin-Off,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” “Management” and “Certain Relationships and Related Party Transactions—Agreements with Carrols Restaurant Group.”

Closure of Pollo Tropical Restaurants in New Jersey

On March 27, 2012, we closed our five Pollo Tropical restaurants located in New Jersey, after an evaluation of the performance of the individual restaurants, the New Jersey market in general, and our other development alternatives, which resulted in our decision to not pursue any further expansion in this market. Two of the five Pollo Tropical restaurant locations’ assets had been previously impaired as of January 1, 2012 and each has a base lease term ending in 2012.

As a result of the closing of these Pollo Tropical restaurants, we expect to record additional impairment and other lease charges in the first quarter of 2012 ranging from $5.6 million to $6.1 million. These charges include expected asset impairments of $4.2 million and expected other lease charges ranging from $1.4 million to $1.9 million, for the accrual of expected lease liabilities, net of estimated sublease recoveries.

Summary of the Spin-off

The following is a brief summary of the terms of the spin-off:

Distributing company	Carrols Restaurant Group, Inc., a Delaware corporation. After the distribution, Carrols Restaurant Group, Inc. will not own any equity of Fiesta Restaurant Group, Inc.

Separated company	Fiesta Restaurant Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Carrols Corporation and an indirect wholly-owned subsidiary of Carrols Restaurant Group, Inc. After the distribution date, Fiesta Restaurant Group, Inc. will be an independent, publicly traded company.

Primary purposes of the spin-off	The following potential benefits were considered by Carrols Restaurant Group’s board of directors in making the determination to approve the spin-off:

•

facilitating the separate management of Carrols Restaurant Group and Fiesta Restaurant Group to focus its efforts and allocating its resources on its respective businesses based on the unique business characteristics and strategic initiatives of each respective business, thereby (i) allowing each business to pursue its own distinct opportunities and growth plans and (ii) eliminating internal competition for capital and other inherent managerial and operational conflicts;

•

allowing Carrols Restaurant Group and Fiesta Restaurant Group to have independent capital structures to fund their growth, thereby permitting us to adopt a debt and capital structure more suitable for a growth-oriented company and enhancing our ability to raise capital needed to take advantage of growth opportunities (including possible future stock issuances as a result of creating our own independent publicly traded stock);

•

providing Carrols Restaurant Group and Fiesta Restaurant Group with a key employee compensation program, including cash bonuses and equity awards, that relate solely to the performance of the business for which the key employees are responsible; and

•

the potential for improving stockholder value by promoting independent market recognition of Carrols Restaurant Group and Fiesta Restaurant Group as separate publicly traded companies and allowing investors to recognize and realize the full potential value of each company independently.

Conditions to the spin-off	As provided in the separation and distribution agreement, which we refer to as the “separation agreement,” the spin-off is subject to the satisfaction or the waiver of the following conditions:

•

The SEC having allowed our registration statement on Form 10, of which this information statement forms a part, to become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order relating to the registration statement being in effect and this information statement having been mailed to stockholders of Carrols Restaurant Group.

•

Having received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution.

•

Receiving a private letter ruling from the Internal Revenue Service (the “IRS”) confirming that distribution of our stock will be tax-free to Carrols Restaurant Group and the Carrols Restaurant Group stockholders for U.S. federal income tax purposes. Carrols Restaurant Group has received from the IRS such favorable ruling.

•

Carrols Restaurant Group having received the opinion of its tax advisor confirming that the distribution of our common stock to Carrols Restaurant Group’s stockholders should qualify as a tax-free distribution under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), to Carrols Restaurant Group, the Carrols Restaurant Group stockholders and to us for U.S. federal income tax purposes.

•	Approval of the listing of our common stock on The NASDAQ Global Market, subject to official notice of issuance (our common stock has been approved for listing on The NASDAQ Global Select Market).

•

No order, injunction or decree having been issued by any court of competent jurisdiction preventing consummation of the spin-off or any of the other transactions contemplated by the separation agreement or any of the related agreements.

•

Having received all governmental and regulatory approvals and other consents necessary to consummate the spin-off, except where the failure to obtain such approvals or consents would not have a material adverse effect on the ability of the parties to complete the spin-off or on the business, assets, liabilities, condition or results of operations of Fiesta Restaurant Group, Carrols Restaurant Group, or its respective subsidiaries, taken as a whole.

•	Each of the ancillary agreements related to the spin-off will have been entered into before the spin-off and will not have been materially breached by the parties.

•	The spin-off will not violate or result in a breach of any law or material agreement.

•

The spin-off will not violate, conflict with or result in a breach (with or without the passage of time) of the terms of, or require a consent under, our revolving credit facility, the Carrols LLC senior credit facility and the indenture governing the Fiesta Notes.

Other than as specifically described in the first, second, third and fifth bullet points above, we are not aware that any governmental approvals or other consents are necessary to consummate the spin-off.

The fulfillment of the foregoing conditions will not create any obligation on Carrols Restaurant Group’s part to effect the spin-off. Carrols Restaurant Group has the right not to complete the spin-off if, at any time, Carrols Restaurant Group’s board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Carrols Restaurant Group or its stockholders or that market conditions are such that it is not advisable to separate Fiesta Restaurant Group from Carrols Restaurant Group.

Capital stock to be distributed	Approximately 23.2 million shares of our common stock will be distributed on the distribution date, based upon the number of shares of Carrols Restaurant Group common stock expected to be outstanding on the record date. On April 2, 2012, Carrols Restaurant Group had 23,161,822 shares of its common stock outstanding, which includes the 954,525 shares issued in connection with the treatment of the Carrols Restaurant Group stock awards as part of the spin-off. For a further description of the treatment of Carrols Restaurant Group stock based awards, see “The Spin-Off—Treatment of Carrols Restaurant Group Stock Based Awards.” The shares of our common stock to be distributed by Carrols Restaurant Group will constitute all of the issued and outstanding shares of our capital stock immediately after the distribution date.

Distribution ratio	Each holder of Carrols Restaurant Group common stock will receive one share of common stock of Fiesta Restaurant Group for every one share of Carrols Restaurant Group common stock owned.

Record date	April 26, 2012

Distribution date	May 7, 2012

Trading market and symbol	Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “FRGI.”

Tax consequences

No gain or loss will be recognized by, and no amount will be included in the income of, a holder of Carrols Restaurant Group stock upon the receipt of shares of our stock pursuant to the spin-off for U.S. federal income tax purposes. It is a condition to completing the spin-off that Carrols Restaurant Group receive a private letter ruling from the

Internal Revenue Service confirming that the distribution of our common stock will be tax-free to Carrols Restaurant Group and the Carrols Restaurant Group stockholders for U.S. federal income tax purposes. Carrols Restaurant Group has received from the Internal Revenue Service such favorable ruling. It is also a condition to completing the spin-off that Carrols Restaurant Group receive an opinion of Carrols Restaurant Group’s tax advisor to the effect, that, among other things, for United States federal income tax purposes, the distribution of our common stock to Carrols Restaurant Group’s stockholders should qualify as a tax free distribution under Section 355 and related provisions of the Code to Carrols Restaurant Group, Carrols Restaurant Group’s stockholders and to us. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-off.”

Risk factors	We face various risks and uncertainties relating to our business, our transition to an independent, publicly traded company and our capital structure. See “Risk Factors” beginning on page 23 of this information statement.

Relationship with Carrols Restaurant Group, Inc. after the spin-off	After the spin-off, we and Carrols Restaurant Group will be independent, publicly traded companies, and Carrols Restaurant Group will no longer have any ownership interest in us. We will, however, be parties to agreements that will define our ongoing relationship after the spin-off including, among others, the separation agreement, a transition services agreement, a tax matters agreement and employee matters agreement. Under the terms of the transition services agreement that we expect to enter into with Carrols Restaurant Group and Carrols prior to the distribution date, Carrols will agree to provide certain support services (including accounting, tax accounting, internal audit, financial reporting and analysis, human resources, and employee benefits management, information systems, restaurant systems support, legal, property management and insurance and risk management services) to us, and we will agree to provide certain limited management services (including certain legal services) to Carrols Restaurant Group and Carrols. To help ensure an orderly transition following the spin-off by providing us with sufficient time to develop our own infrastructure, Carrols will provide services under the transition services agreement for a period of three years following the distribution date, provided that we may extend the term of the transition services agreement by one additional year upon 90 days prior written to Carrols Restaurant Group and Carrols, provided further that we may terminate the transition services agreement with respect to any service provided thereunder at any time and from time to time upon 90 days prior written notice to Carrols Restaurant Group and Carrols. For more information, see “The Spin-Off” beginning on page 45 and “Certain Relationships and Related Party Transactions” beginning on page 134 of this information statement.

Dividend policy	We do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain all available funds to fund the development and growth of our business. Our board of directors is free to change our dividend policy at any time, although our revolving credit facility and the indenture governing the Fiesta Notes contain limitations on our ability to pay cash dividends.

Questions and Answers Relating to the Spin-off

The following questions and answers address certain aspects of the spin-off. Please see “The Spin-Off” for a more detailed description of the matters described below.

Q: What is the spin-off?

A: The spin-off is the method through which Carrols Restaurant Group will separate its existing businesses into two independent, publicly traded companies. In the spin-off, all of our shares of common stock, which are currently held by Carrols, will first be distributed by Carrols to Carrols Restaurant Group and will then immediately be distributed by Carrols Restaurant Group in the form of a pro rata stock dividend to the stockholders of Carrols Restaurant Group. Following the spin-off, we will be a separate company from Carrols Restaurant Group, and Carrols Restaurant Group will not retain any ownership interest in us. The number of shares of Carrols Restaurant Group common stock you own will not change as a result of the spin-off, although the value of shares of Carrols Restaurant Group common stock will likely decline as a result of the spin-off because the value of our business will no longer be part of the value of Carrols Restaurant Group.

Q: What is being distributed in the spin-off?

A: Approximately 23.2 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Carrols Restaurant Group common stock expected to be outstanding on the record date. On April 2, 2012, Carrols Restaurant Group had 23,161,822 shares of its common stock outstanding, which includes the 954,525 shares issued in connection with the treatment of Carrols Restaurant Group stock awards as part of the spin-off. For a further description of the treatment of Carrols Restaurant Group stock based awards, see “The Spin-Off—Treatment of Carrols Restaurant Group Stock Based Awards.” The shares of our common stock to be distributed by Carrols Restaurant Group will constitute all of the issued and outstanding shares of our capital stock immediately after the distribution date. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Authorized Capitalization—Common Stock.”

Q: What will I receive in the spin-off?

A: Holders of Carrols Restaurant Group common stock will receive a pro rata dividend of one share of our common stock for every one share of Carrols Restaurant Group common stock held by them on the record date and not subsequently sold in the “regular way” market. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Authorized Capitalization—Common Stock.”

Q: What is the reason for the spin-off and were other alternatives to the spin-off considered?

A: The following potential benefits were considered by Carrols Restaurant Group’s board of directors in making the determination to approve the spin-off:

•

facilitating the separate management of Carrols Restaurant Group and Fiesta Restaurant Group to focus its efforts and allocating its resources on its respective businesses based on the unique business characteristics and strategic initiatives of each respective business, thereby (i) allowing each business to pursue its own distinct opportunities and growth plans and (ii) eliminating internal competition for capital and other inherent managerial and operational conflicts;

•

allowing Carrols Restaurant Group and Fiesta Restaurant Group to have independent capital structures to fund their growth, thereby permitting us to adopt a debt and capital structure more suitable for a growth-oriented company and enhancing our ability to raise capital needed to take advantage of growth opportunities (including possible future stock issuances as a result of creating our own independently publicly traded stock);

•

providing Carrols Restaurant Group and Fiesta Restaurant Group with a key employee compensation program, including cash bonuses and equity awards, that relate solely to the performance of the business for which the key employees are responsible; and

•

the potential for improving stockholder value by promoting independent market recognition of Carrols Restaurant Group and Fiesta Restaurant Group as separate publicly traded companies and allowing investors to recognize and realize the full potential value of each company independently.

In evaluating the spin-off, Carrols Restaurant Group’s board of directors also considered various potentially negative factors relating to the spin-off. The board of directors of Carrols Restaurant Group considered, among other factors, any potential negative impact on Carrols Restaurant Group’s credit ratings as a result of the spin-off, the possibility that we may experience disruptions in our business as a result of the spin-off, the risk that the combined trading prices of our common stock and Carrols Restaurant Group’s common stock after the spin-off may be lower than the trading price of Carrols Restaurant Group’s common stock before the spin-off, the loss of synergies from operating as one company, the risk that our management would not be able to execute our business plan, the risk that general business, economic and market conditions would similarly interfere with the realization of the operational and strategic advantages that we expect to achieve as an independent public company, the potential costs, including developing corporate infrastructure and the additional legal, accounting and administrative costs associated with our becoming a separate, publicly traded company. The board of directors of Carrols Restaurant Group also considered certain limitations on us and Carrols Restaurant Group that would result from the spin-off, including restrictions that might result from the tax matters agreement and other agreements that we would enter into with Carrols Restaurant Group in connection with the spin-off, our need to capitalize our business appropriately as a stand-alone entity and the allocation of future growth opportunities. Notwithstanding such negative factors, Carrols Restaurant Group’s board of directors concluded that the potential benefits of the spin-off outweigh such potential negative factors.

The Carrols Restaurant Group board of directors also considered alternatives to the spin-off, including a possible sale of some or all of Carrols Restaurant Group’s Burger King restaurants. The Carrols Restaurant Group board of directors concluded that, in the current economic and business climate, none of the alternatives was likely to create value for stockholders equal to the anticipated benefits of the spin-off.

For more information on the reasons for the spin-off, see “Risk Factors—Risks Related to the Spin-off” and “The Spin-Off—Reasons for the Spin-off.”

Q: What do I have to do to participate in the spin-off?

A: Nothing. If you are a holder of record of Carrols Restaurant Group common stock on the record date for the spin-off you will not be required to pay any cash or deliver any other consideration, including any shares of Carrols Restaurant Group common stock, in order to receive shares of our common stock in the spin-off. No stockholder approval of the spin-off is required or sought. You are not being asked to vote and provide a proxy with respect to any of your shares of Carrols Restaurant Group common stock in connection with the spin-off.

Q: How will Carrols Restaurant Group distribute shares of Fiesta Restaurant Group?

A: Carrols Restaurant Group has appointed American Stock Transfer & Trust Company as the distribution agent to distribute shares of common stock of Fiesta Restaurant Group to holders of Carrols Restaurant Group common stock on the record date.

Q: Will I receive physical certificates representing my shares of Fiesta Restaurant Group?

A: Holders of shares of Carrols Restaurant Group common stock on the record date will receive shares of our common stock through the transfer agent’s book-entry registration system. Fiesta Restaurant Group will not issue paper stock certificates. If you are a registered stockholder (meaning you own your stock directly through an account with Carrols Restaurant Group’s transfer agent), the distribution agent will send you a book-entry account statement that reflects the number of Fiesta Restaurant Group shares you own. If you own your Carrols Restaurant Group shares through a bank or brokerage account, your bank or brokerage firm will credit your account with Fiesta Restaurant Group shares. For more information, see “The Spin-Off—Manner of Effecting the Spin-off.”

Q: What is the distribution date for the spin-off?

A: Shares of our common stock will be distributed by the distribution agent, on behalf of Carrols Restaurant Group, on or about May 7, 2012.

Q: What are the U.S. federal income tax consequences to me of the spin-off?

A: No gain or loss will be recognized by, and no amount will be included in the income of, a holder of Carrols Restaurant Group stock upon the receipt of shares of our stock pursuant to the spin-off.

Please see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-off” for more detail.

Q: Does Fiesta Restaurant Group intend to pay cash dividends?

A: We do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain all available funds to fund the development and growth of our business. Our board of directors is free to change our dividend policy at any time, although our new revolving credit facility and the indenture governing the Fiesta Notes contain limitations on our ability to pay cash dividends. For more information about our dividend policy, see “Dividend Policy.”

Q: Will Fiesta Restaurant Group have any debt?

A: Yes. On August 5, 2011, we sold $200 million principal amount of 8.875% Senior Secured Second Lien Notes due 2016 and entered into a $25 million revolving credit facility which was undrawn as of December 31, 2011. As of January 1, 2012, we had total debt of $324.0 million, including $200.0 million of the Fiesta Notes, $123.0 million of lease financing obligations and $1.0 million of capital leases. As discussed in more detail in “Capitalization,” “Unaudited Condensed Consolidated Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we expect that a significant number of our leases, which are currently accounted for as lease financing obligations, will qualify for sale-leaseback treatment upon completion of the spin-off, and as a result reduce our lease financing obligations by $114.1 million if the spin-off had occurred on January 1, 2012.

Q: Who will pay the separation costs?

A: We and Carrols Restaurant Group have entered into various agreements regarding the allocation of separation costs, consisting largely of tax restructuring, professional services and employee-related costs. Substantially all of these costs prior to the spin-off have been paid for by Carrols Restaurant Group and us. We anticipate that the portion of separation costs prior to the distribution date to be paid by us will be approximately $1.6 million. However, there can be no assurance that we will not incur additional separation costs prior to the distribution date. Costs incurred after the spin-off will be borne by the party incurring such costs. Separately, we have been incurring and will continue to incur costs as we implement organizational changes and prepare to operate as an independent, publicly traded company. These costs are being paid by us.

Q: Who will manage Fiesta Restaurant Group after the spin-off?

A: Our management team will be led by Tim Taft, who will continue to serve as our Chief Executive Officer and President. Mr. Taft was hired in August 2011. Joseph A. Zirkman, currently the Vice President, General Counsel and Secretary of Carrols Restaurant Group and Fiesta Restaurant Group will remain as the Vice President, General Counsel and Secretary of Fiesta Restaurant Group and, effective as of the distribution date, will resign all of his positions at Carrols Restaurant Group. Paul R. Flanders, currently the Vice President, Chief Financial Officer and Treasurer of Carrols Restaurant Group and Fiesta Restaurant Group, and Timothy J. LaLonde, currently the Vice President and Controller of Carrols Restaurant Group and Fiesta Restaurant Group, will each resign all of their respective positions at Fiesta Restaurant Group effective as of the distribution date and will provide services to Fiesta Restaurant Group as may be required pursuant to the transition services agreement. Mr. Flanders will serve as our interim Chief Financial Officer effective as of the distribution date until such time as we hire a permanent Chief Financial Officer. In addition, Michael A. Biviano and James E. Tunnessen, currently the Executive Vice President of Taco Cabana and Executive Vice President of Pollo Tropical, respectively, of Carrols Restaurant Group, will resign from their positions at Carrols Restaurant Group effective as of the distribution date and remain in their corresponding roles at Fiesta Restaurant Group. For more information on our management, see “Management.”

Q: What will the relationship be between Carrols Restaurant Group, Inc. and Fiesta Restaurant Group, Inc. following the spin-off?

A: After the distribution date, we and Carrols Restaurant Group will be independent, publicly traded companies, with independent boards of directors, and Carrols Restaurant Group will no longer have any ownership interest in us. We will, however, be parties to agreements that will define our ongoing relationship after the spin-off including, among others, the separation agreement, a transition services agreement, a tax matters agreement and employee matters agreement. Under the terms of a transition services agreement that we expect to enter into with Carrols Restaurant Group and Carrols prior to the distribution date, Carrols will agree to provide certain support services (including accounting, tax accounting, internal audit, financial reporting and analysis, human resources, and employee benefits management, information systems, restaurant systems support, legal, property management and insurance and risk management services) to us, and we will agree to provide certain limited management services (including certain legal services) to Carrols Restaurant Group and Carrols. To help ensure an orderly transition following the spin-off by providing us with sufficient time to develop our own infrastructure, we and Carrols will provide services under the transition services agreement for a period of three years following the distribution date, provided that we may extend the term of the transition services agreement by one additional year upon 90 days prior written notice to Carrols Restaurant Group and Carrols, provided further that we may terminate the transition services agreement with respect to any services provided thereunder at any time and from time to time upon 90 days prior written notice to Carrols Restaurant Group and Carrols. For more information on our relationship with Carrols Restaurant Group after the spin-off, see “Certain Relationships and Related Party Transactions—Agreements with Carrols Restaurant Group.”

Q: What if I want to sell my Carrols Restaurant Group common stock or my Fiesta Restaurant Group common stock?

A: You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Carrols Restaurant Group nor Fiesta Restaurant Group makes any recommendations on the purchase, retention or sale of shares of Carrols Restaurant Group common stock or the Fiesta Restaurant Group common stock to be distributed.

If you decide to sell any shares after the record date, but before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Carrols Restaurant Group common stock, the Fiesta Restaurant Group common stock you will receive in the spin-off, or both. If you sell your Carrols Restaurant Group common stock in the “regular way” before the record date, you will not receive shares of Fiesta Restaurant Group in the spin-off. For more information, see “The Spin-Off—Trading Between the Record Date and Distribution Date.”

Q: Where will Fiesta Restaurant Group common stock trade?

A: Currently, there is no public market for our common stock. We cannot predict the trading prices for our common stock before or after the distribution date. Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “FRGI.”

We anticipate that beginning on or shortly before the record date and continuing through the distribution date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Fiesta Restaurant Group common stock that will be distributed to Carrols Restaurant Group stockholders on the distribution date. If you owned shares of Carrols Restaurant Group common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of Fiesta Restaurant Group common stock, without the shares of Carrols Restaurant Group common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular way” trading will begin. For more information, see “The Spin-Off—Trading Between the Record Date and Distribution Date.”

Q: Are there risks to owning Fiesta Restaurant Group common stock?

A: Yes. Our business is subject to both general and specific risks, including risks related to the spin-off, our relationship with Carrols Restaurant Group and our being a separate, publicly traded company. These risks are described in the section entitled “Risk Factors.” We encourage you to read that section carefully.

Q: Do I have appraisal rights?

A: No. Holders of Carrols Restaurant Group common stock have no appraisal rights in connection with the spin-off.

Q: Who is the transfer agent for your common stock?

A: American Stock Transfer & Trust Company is the transfer agent for our common stock.

Q: What will happen to the listing of Carrols Restaurant Group common stock?

A: Nothing. It is expected that, after the spin-off of Fiesta Restaurant Group, Carrols Restaurant Group common stock will continue to be traded on The NASDAQ Global Market under the symbol “TAST.” The number of shares of Carrols Restaurant Group common stock you own will not change.

Q: Will the spin-off affect the market price of my Carrols Restaurant Group shares?

A: As a result of the spin-off, we expect the trading price of shares of Carrols Restaurant Group common stock following the spin-off to be lower than prior to the spin-off because the trading price will no longer reflect the value of the Pollo Tropical and Taco Cabana brands. Furthermore, until the market has fully analyzed the value of Carrols Restaurant Group without the Pollo Tropical and Taco Cabana brands, the price of Carrols Restaurant

Group shares may experience more stock price volatility. There can be no assurance that the trading price of a share of Carrols Restaurant Group common stock after the spin-off plus the trading price of one share of Fiesta Restaurant Group common stock distributed for each share of Carrols Restaurant Group common stock will not, in the aggregate, be less than the trading price of a share of Carrols Restaurant Group common stock before the spin-off.

Q: Where can Carrols Restaurant Group stockholders get more information?

A: Before the spin-off, if you have any questions relating to the spin-off, you should contact:

Carrols Restaurant Group, Inc.

968 James Street

Syracuse, New York 13203

(315) 424-0513

Attention: Corporate Secretary

After the spin-off, if you have any questions relating to us or the distribution of our shares, you should contact:

Fiesta Restaurant Group, Inc.

7300 North Kendall Drive, 8th Floor

Miami, Florida 33156

(305) 670-7696

Attention: Corporate Secretary

Summary Historical Financial and Operating Data

The following table sets forth our summary historical financial statements and operating information for the periods presented. The summary historical financial data has been derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for each of the fiscal years ended December 31, 2009, 2010 and 2011, which are included elsewhere in this information statement.

The information in the table below is only a summary and should be read together with our consolidated financial statements as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011, “Selected Historical Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this information statement.

	Year ended December 31,
(Dollars in thousands, except share and per share data)	2009	2010	2011
Statement of operations data:
Revenues:
Restaurant sales	$430,514	$437,538	$473,249
Franchise royalty revenues and fees	1,606	1,533	1,719

Total revenues	432,120	439,071	474,968

Costs and expenses:
Cost of sales	132,070	135,236	152,711
Restaurant wages and related expenses (including stock- based compensation expense of $88, $28 and $18, respectively)	120,105	122,519	129,083
Restaurant rent expense	17,437	16,620	16,930
Other restaurant operating expenses	60,384	60,041	61,877
Advertising expense	14,959	15,396	16,264
General and administrative (including stock-based compensation expense of $669, $974 and $1,690, respectively)	32,148	32,865	37,459
Depreciation and amortization	19,676	19,075	19,537
Impairment and other lease charges	2,284	6,614	2,744
Other expense (income) (1)	(799)	—	146

Total operating expenses	398,264	408,366	436,751

Income from operations	33,856	30,705	38,217
Interest expense	20,447	19,898	24,041

Income before income taxes	13,409	10,807	14,176
Provision for income taxes	5,045	3,764	4,635

Net income	$8,364	$7,043	$9,541

Per share data:
Basic and diluted net income per share (6)	$.36	$.30	$.41
Weighted average shares outstanding:
Basic and diluted weighted average common shares outstanding (6)	23,161,822	23,161,822	23,161,822

	Year ended December 31,
(Dollars in thousands)	2009	2010	2011
Other financial data:
Net cash provided from operating activities	$33,244	$32,529	$43,167
Net cash used for investing activities	(17,266)	(21,380)	(15,082)
Net cash used for financing activities	(14,649)	(12,420)	(16,998)
Total capital expenditures	(16,127)	(23,398)	(22,865)

	As of December 31,
	2009	2010	2011
Balance sheet data:
Total assets	$360,125	$357,886	$370,166
Working capital	(6,744)	(8,453)	(9,064)
Long-term debt:
Due to parent company	$155,793	$138,756	$1,511
8.875% Senior Secured Second Lien Notes	—	—	200,000
Lease financing obligations	116,651	122,975	123,019
Capital leases	1,020	1,064	1,008

Total long-term debt	$273,464	$262,795	$325,538

Stockholder’s equity (deficit)	$50,868	$57,911	$(4,672)

	Year ended December 31,
	2009	2010	2011
Operating statistics:
Total number of restaurants (at end of period)	247	246	249
Pollo Tropical:
Company-owned restaurants (at end of period)	91	91	91
Average number of company-owned restaurants	90.8	90.5	91.0
Revenues:
Restaurant sales	$176,525	$186,045	$208,115
Franchise royalty revenues and fees	1,315	1,248	1,410

Total revenues	177,840	187,293	209,525
Average annual sales per company-owned restaurant (2)	1,911	2,056	2,287
Adjusted Segment EBITDA (3)	25,322	30,062	35,567
Adjusted Segment EBITDA margin (4)	14.2%	16.1%	17.0%
Change in comparable company-owned restaurant sales (5)	(1.3%)	7.4%	9.9%
Taco Cabana:
Company-owned restaurants (at end of period)	156	155	158
Average number of company-owned restaurants	154.6	155.6	156.9
Revenues:
Restaurant sales	$253,989	$251,493	$265,134
Franchise royalty revenues and fees	291	285	309

Total revenues	254,280	251,778	265,443
Average annual sales per company-owned restaurant (2)	1,607	1,616	1,690
Adjusted Segment EBITDA (3)	30,452	27,334	26,785
Adjusted Segment EBITDA margin (4)	12.0%	10.9%	10.1%
Change in comparable company-owned restaurant sales (5)	(3.7%)	0.3%	3.7%

(1)	Other income in 2009 resulted from a Taco Cabana insurance gain of $0.6 million related to Hurricane Ike and $0.2 million gain on a sale of a Taco Cabana non-operating property. Other expense in 2011 resulted from a loss of $0.1 million from the sale of a Taco Cabana restaurant property in a sale-leaseback transaction.
(2)	Average annual sales per restaurant are derived by dividing restaurant sales for the applicable segment by the average number of company-owned and operated restaurants. For comparative purposes, the calculation of average annual sales per restaurant is based on a 52-week fiscal year. For purposes of calculating average annual sales per restaurant for 2009, a 53-week fiscal year, we have excluded restaurant sales data for the extra week in 2009.

(3)	Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. A reconciliation of Adjusted Segment EBITDA to consolidated net income is presented below:

	Year ended December 31,
(Dollars in thousands)	2009	2010	2011
Adjusted Segment EBITDA
Pollo Tropical	$25,322	$30,062	$35,567
Taco Cabana	30,452	27,334	26,785
Less:
Depreciation and amortization	19,676	19,075	19,537
Impairment and other lease charges	2,284	6,614	2,744
Interest expense	20,447	19,898	24,041
Provision for income taxes	5,045	3,764	4,635
Stock-based compensation	757	1,002	1,708
Other expense (income)	(799)	—	146

Net income	$8,364	$7,043	$9,541

(4)	Adjusted Segment EBITDA margin is derived by dividing Adjusted Segment EBITDA by the total revenues applicable to the segment.
(5)	Restaurants are included in comparable restaurant sales after they have been open for 18 months. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week fiscal year. For purposes of calculating the changes in comparable restaurant sales for 2009, a 53-week fiscal year, we have excluded restaurant sales data for the extra week in 2009.
(6)	Basic and diluted weighted average common shares outstanding reflect a 23,161.822 for one split of our outstanding common stock, which will occur prior to the distribution date.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating our company and common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us, could materially and adversely affect our business, results of operations or financial condition and could also adversely affect the trading price of our common stock.

Risks Related to Our Business

Intense competition in the restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The restaurant industry is highly competitive. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in grocery stores, supermarkets, cafeterias and other purveyors of moderately priced and quickly prepared food.

Pollo Tropical’s competitors include national and regional chicken-based concepts as well as quick-service hamburger restaurant chains and other types of quick-service and quick-casual restaurants. Our Taco Cabana restaurants compete with quick-service restaurants, including those in the quick-service Mexican segment, other quick-casual restaurants and traditional casual dining Mexican restaurants.

To remain competitive, we, as well as certain of the other major quick-casual chains, have increasingly offered selected food items and combination meals at discounted prices. These pricing and other marketing strategies have had, and in the future may have, a negative impact on our sales and earnings.

Factors applicable to the quick-casual restaurant segment may adversely affect our results of operations, which may cause a decrease in earnings and revenues.

The quick-casual restaurant segment is highly competitive and can be materially adversely affected by many factors, including:

•	changes in local, regional or national economic conditions;

•	changes in demographic trends;

•	changes in consumer tastes;

•	changes in traffic patterns;

•	increases in fuel prices and utility costs;

•	consumer concerns about health, diet, and nutrition;

•	increases in the number of, and particular locations of, competing restaurants;

•	changes in discretionary consumer spending;

•	inflation;

•	increases in the cost of food, such as beef, chicken, produce and packaging;

•	increased labor costs, including healthcare, unemployment insurance and minimum wage requirements;

•	the availability of experienced management and hourly-paid employees; and

•	regional weather conditions.

Our continued growth depends on our ability to open and operate new restaurants profitably, which in turn depends on our continued access to capital, and newly acquired or developed restaurants may not perform as we expect and we cannot assure you that our growth and development plans will be achieved.

Our continued growth depends on our ability to develop additional Pollo Tropical and Taco Cabana restaurants. Development involves substantial risks, including the following:

•	the inability to fund development;

•	development costs that exceed budgeted amounts;

•	delays in completion of construction;

•	the inability to obtain all necessary zoning and construction permits;

•	the inability to identify, or the unavailability of, suitable sites on acceptable leasing or purchase terms;

•	developed restaurants that do not achieve desired revenue or cash flow levels once opened;

•	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion or a new restaurant is closed due to poor financial performance;

•	the inability to recruit and retain managers and other employees necessary to staff each new restaurant;

•	changes in or interpretations of governmental rules and regulations; and

•	changes in general economic and business conditions.

We cannot assure you that our growth and development plans can be achieved. Our long-term development plans will require additional management, operational and financial resources. For example, we will be required to recruit managers and other personnel for each new restaurant. We cannot assure you that we will be able to manage our expanding operations effectively and our failure to do so could adversely affect our results of operations. In addition, our ability to open new restaurants and to grow, as well as our ability to meet other anticipated capital needs, will depend on our continued access to external financing, including borrowing under our new revolving credit facility. We cannot assure you that we will have access to the capital we need at acceptable terms or at all, which could materially adversely affect our business. In addition, our need to manage our indebtedness levels to ensure continued compliance with financial leverage ratio covenants under our revolving credit facility may reduce our ability to develop new restaurants.

Additionally, we may encounter difficulties developing restaurants outside of our existing markets. We cannot assure you that we will be able to successfully grow our market presence beyond our existing markets, as we may encounter well-established competitors in new areas. In addition, we may be unable to find attractive locations or successfully market our products as we attempt to expand beyond our existing markets, as the competitive circumstances and consumer characteristics in these new areas may differ substantially from those in areas in which we currently operate. We may also not open a sufficient number of restaurants in new markets to adequately leverage distribution, supervision and marketing costs. As a result of the foregoing, we cannot assure you that we will be able to successfully or profitably operate our new restaurants outside our existing markets.

Our substantial indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness. As of January 1, 2012, we had $324.0 million of outstanding indebtedness comprised of $200 million of the Fiesta Notes, lease financing obligations of $123.0 million and capital lease obligations of $1.0 million. As a result, we are a highly leveraged company.

As a result of our substantial indebtedness, a significant portion of our cash flow will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flow from operations, or have future borrowings available under our revolving credit facility, to enable us to repay our indebtedness, including the Fiesta Notes, or to fund other liquidity needs.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the Fiesta Notes and our other debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and related interest, including indebtedness we may incur in the future, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our cost of borrowing;

•	place us at a competitive disadvantage compared to our competitors that may have less debt; and

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes.

We expect to use cash flow from operations to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to repay indebtedness, or to fund other liquidity needs. If we do not have enough money, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including our revolving credit facility and the Fiesta Notes, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the agreements for our revolving credit facility, may limit our ability to pursue any of these alternatives.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur more debt or make certain restricted payments, which could further exacerbate the risks described above.

We and our subsidiaries may be able to incur additional debt in the future, including debt that may be revolving on a first lien basis or pari passu with the Fiesta Notes. Although our revolving credit facility and the indenture governing the Fiesta Notes contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing the Fiesta Notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. Moreover, although our revolving credit facility and the indenture governing the Fiesta Notes contain restrictions on our ability to make restricted payments, including the declaration and payment of dividends, we are able to make such restricted payments under certain circumstances. Adding new debt to current debt levels or making restricted payments could intensify the related risks that we and our subsidiaries now face.

We may not have the funds necessary to satisfy all of our obligations under our revolving credit facility, the Fiesta Notes or other indebtedness in connection with certain change of control events.

Upon the occurrence of specific kinds of change of control events, the indenture governing the Fiesta Notes requires us to make an offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the Fiesta Notes. In addition, restrictions under our revolving credit facility may not allow us to repurchase the Fiesta Notes upon a change of control. If we could not refinance such debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Fiesta Notes, which would constitute an event of default under the indenture. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture.

In addition, our revolving credit facility provides that certain change of control events constitute an event of default under our revolving credit facility. Such an event of default entitles the lenders thereunder to, among other things, cause all outstanding debt obligations under our revolving credit facility to become due and payable and to proceed against the collateral securing our revolving credit facility. Any event of default or acceleration of our revolving credit facility will likely also cause a default under the terms of our other indebtedness.

The agreements governing our debt agreements restrict our ability to engage in some business and financial transactions.

Our debt agreements, including the indenture governing the Fiesta Notes and the agreement governing our revolving credit facility, restrict our ability in certain circumstances to, among other things:

•	incur additional debt;

•	pay dividends and make other distributions on, redeem or repurchase, capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale-leaseback transactions;

•	sell all, or substantially all, of our assets;

•	create liens on assets to secure debt; or

•	effect a consolidation or merger.

These covenants limit our operational flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. In addition, our revolving credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet these tests.

A breach of any of these covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming immediately due and payable. This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt. In addition, in the event that the Fiesta Notes become immediately due and payable, the holders of the Fiesta Notes would not be entitled to receive any payment in respect of the Fiesta Notes until all of our senior debt has been paid in full.

Our expansion into new markets may present increased risks due to a lack of market awareness of our brands.

Some of our new restaurants are and will be located in areas where there is a limited or a lack of market awareness of the Pollo Tropical or Taco Cabana brand and therefore it may be more challenging for us to attract customers to our restaurants. Restaurants opened in new markets may open at lower sales volumes than restaurants opened in existing markets, and may have lower restaurant-level operating margins than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby adversely affecting our operating results, including the recognition of future impairment and other lease charges. Opening new restaurants in areas in which potential customers may not be familiar with our restaurants may include costs related to the opening and marketing of those restaurants that are substantially greater than those incurred by our restaurants in other areas. Even though we may incur substantial additional costs with respect to these new restaurants, they may attract fewer customers than our more established restaurants in existing markets.

We could be adversely affected by food-borne illnesses, as well as widespread negative publicity regarding food quality, illness, injury or other health concerns.

Negative publicity about food quality, illness, injury or other health concerns (including health implications of obesity) or similar issues stemming from one restaurant or a number of restaurants could materially adversely affect us, regardless of whether they pertain to our own restaurants or to restaurants owned or operated by other companies. For example, health concerns about the consumption of beef or chicken or by specific events such as the outbreak of “mad cow” disease or “avian” flu could lead to changes in consumer preferences, reduce consumption of our products and adversely affect our financial performance. These events could also reduce the available supply of beef or chicken or significantly raise the price of beef or chicken.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our restaurants. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our restaurants, could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. In addition, similar publicity or occurrences with respect to other restaurants or restaurant chains could also decrease our guest traffic and have a similar material adverse effect on our business.

We may incur significant liability or reputational harm if claims are brought against us or against our franchisees.

We or our franchisees may be subject to complaints, regulatory proceedings or litigation from guests or other persons alleging food-related illness, injuries suffered in our premises or other food quality, health or operational concerns, including environmental claims. In addition, in recent years a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging, among other things, violations of federal and state law regarding workplace and employment matters, discrimination, harassment, wrongful termination and wage, rest break, meal break and overtime compensation issues and, in the case of quick service restaurants, alleging that they have failed to disclose the health risks associated with high-fat or high sodium foods and that their marketing practices have encouraged obesity. We may also be subject to litigation or other actions initiated by governmental authorities, our employees and our franchisees, among others, based upon these and other matters. Adverse publicity resulting from such allegations or occurrences or alleged discrimination or other operating issues stemming from one of our locations, a number of our locations or our franchisees could adversely affect our business, regardless of whether the allegations are true, or whether we are ultimately held liable. Any cases filed against us could materially adversely affect us if we lose such cases and have to pay substantial damages or if we settle such cases. In addition, any such cases may materially and adversely affect our operations by increasing our litigation costs and diverting our attention and resources to address such actions. In addition, if a claim is successful, our insurance coverage may not cover or be adequate to cover all liabilities or losses and we may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If we suffer losses, liabilities or loss of income in excess of our insurance coverage or if our insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on our results of operations.

Our franchisees could take actions that harm our reputation.

As of January 1, 2012, a total of 36 Pollo Tropical and Taco Cabana restaurants were owned and operated by our franchisees. We do not exercise control of the day-to-day operations of our franchisees. We expect our number of franchised restaurants to increase in the future as a result of our international franchising strategy for Pollo Tropical. While we attempt to ensure that franchisee-owned restaurants maintain the same high operating standards as our company-owned restaurants, one or more of these franchisees may fail to meet these standards. Any shortcomings at our franchisee-owned restaurants could be attributed to our company as a whole and could adversely affect our reputation and damage our brands.

If the sale-leaseback market requires significantly higher yields, we may not enter into sale-leaseback transactions and as a result would not receive the related net proceeds.

From time to time, we sell our restaurant properties in sale-leaseback transactions. We historically have used, and intend to use, the net proceeds from such transactions to reduce outstanding debt and fund future capital expenditures for new restaurant development. However, the sale-leaseback market may cease to be a reliable source of additional cash flows for us in the future if capitalization rates become less attractive or other unfavorable market conditions develop. For example, should the sale-leaseback market require significantly higher yields (which may occur as interest rates rise), we may not enter into sale-leaseback transactions, which could adversely affect our ability to reduce outstanding debt and fund capital expenditures for future restaurant development.

Changes in consumer taste could negatively impact our business.

We obtain a significant portion of our revenues from the sale of foods that are characterized as Caribbean and Mexican and if consumer preferences for these types of foods change, it could have a material adverse effect on our operating results. The quick-casual segment is characterized by the frequent introduction of new products, often accompanied by substantial promotional campaigns and are subject to changing consumer preferences, tastes, and eating and purchasing habits. Our success depends on our ability to anticipate and respond to changing consumer preferences, tastes and dining and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. We may be forced to make changes to our menu items in order to respond to changes in consumer tastes or dining patterns, and we may lose customers who do not prefer the new menu items. In recent years, numerous companies in the quick-casual segment have introduced products positioned to capitalize on the growing consumer preference for food products that are, or are perceived to be, promoting good health, nutritious, low in calories and low in fat content. If we do not continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if we do not timely capitalize on new products, our operating results could suffer. In addition, any significant event that adversely affects consumption of our products, such as cost, changing tastes or health concerns, could adversely affect our financial performance.

An increase in food costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. Changes in the availability of certain food products or price could affect our ability to offer a broad menu and price offering, respectively, to guests and could materially adversely affect our profitability and reputation. In 2011, higher commodity costs increased cost of sales for our Pollo Tropical restaurants by 1.4%, as a percentage of Pollo Tropical restaurant sales, including chicken which increased cost of sales, as a percentage of Pollo Tropical restaurant sales, by 0.8%. Higher commodity costs also increased cost of sales in 2011 for our Taco Cabana restaurants by 2.1%, as a percentage of Taco Cabana restaurant sales, including beef fajita meat which increased cost of sales, as a percentage of Taco Cabana restaurant sales, by 0.9%. Although we anticipate that overall commodity costs will increase in 2012 as compared to 2011, we do not believe commodity price increases in 2012 will be material to our results of operations, however there can be no assurance in such regard. The type, variety, quality and price of produce, beef and poultry and cheese can be subject to change and to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. For example, weather patterns in recent years have resulted in lower than normal levels of rainfall in key agricultural states such as California, impacting the price of water and the corresponding prices of food commodities grown in states facing drought conditions. Our food distributors or suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although we are able to contract for certain of the food commodities used in our restaurants for periods of up to one year, the pricing and availability of some of the commodities used in our operations cannot be locked in for periods of longer than one week or at all. Currently, we have contracts of varying lengths with several of our distributors and suppliers, including our distributors and suppliers of poultry. We do not use financial instruments to hedge our risk to market fluctuations in the price of beef, seafood, produce and other food products at this time. We may not be able to anticipate and react to changing food costs (including anticipated increases in food costs in 2012) through our purchasing practices and menu price adjustments in the future, and failure to do so could negatively impact our revenues and results of operations.

If a significant disruption in service or supply by any of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on our business.

Our financial performance is dependent on our continuing ability to offer fresh, quality food at competitive prices. If a significant disruption in service or supply by our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on us.

We negotiate directly with local and national suppliers for the purchase of food and beverage products and supplies. Our restaurants’ food and supplies are ordered from approved suppliers and are shipped via distributors to the restaurants. For our Pollo Tropical restaurants, Performance Food Group, Inc. is our primary distributor of food and paper products under an agreement that expires on May 13, 2017. Also for our Pollo Tropical restaurants Kelly Food Service is our primary distributor for chicken under an agreement that expires on December 31, 2012. For our Taco Cabana restaurants, SYGMA Network, Inc. is our primary distributor of food and beverage products and supplies under a distribution services agreement that expires on June 30, 2014. We currently rely on two suppliers under agreements that expire on December 31, 2012 as our suppliers of chicken for our Pollo Tropical restaurants. If our distributors or suppliers were unable to service us, this could lead to a material disruption of service or supply until a new distributor or supplier is engaged, which could have a material adverse effect on our business.

If labor costs increase, we may not be able to make a corresponding increase in our prices and our operating results may be adversely affected.

Wage rates for a substantial number of our employees are above the federal and or state minimum wage rates. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase our costs. To the extent that we are not able to raise our prices to compensate for increases in wage rates, including increases in state unemployment insurance costs or other costs including mandated health insurance, this could have a material adverse effect on our operating results. In addition, even if minimum wage rates do not increase, we may still be required to raise wage rates in order to compete for an adequate supply of labor for our restaurants.

The efficiency and quality of our competitors’ advertising and promotional programs and the extent and cost of our advertising could have a material adverse effect on our results of operations and financial condition.

If our competitors increase spending on advertising and promotion, or the cost of television or radio advertising increases, or our advertising and promotions are less effective than our competitors’, there could be a material adverse effect on our results of operations and financial condition.

Newly developed restaurants may reduce sales at our neighboring restaurants.

We intend to continue to open restaurants in our existing markets served by our Pollo Tropical and Taco Cabana restaurants. To the extent that we open a new restaurant in the vicinity of one or more of our existing restaurants, it is possible that some of the customers who previously patronized those existing restaurants may choose instead to patronize the new restaurant, which may result in decreased sales at our existing restaurants. Accordingly, to the extent we open new restaurants in our existing markets, sales at some of our existing restaurants in those markets may decline.

Our business is regional and we therefore face risks related to reliance on certain markets as well as risks for other unforeseen events.

As of January 1, 2012, excluding our franchised locations, all but six of our Pollo Tropical restaurants were located in Florida and all but six of our Taco Cabana restaurants were located in Texas. Therefore, the economic conditions, state and local government regulations, weather conditions or other conditions affecting Florida and Texas, the tourism industry affecting Florida and other unforeseen events, including war, terrorism and other international conflicts may have a material impact on the success of our restaurants in those locations.

Many of our restaurants are located in regions that may be susceptible to severe weather conditions. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business. For example, our Florida and Texas restaurants are susceptible to hurricanes and other severe tropical weather events, and in the past, our Taco Cabana restaurants have been affected by severe winter weather.

Economic downturns may adversely impact consumer spending patterns.

The U.S. economy has undergone, and is currently continuing to undergo, a significant slowdown and volatility due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, diminished market liquidity, falling consumer confidence and high unemployment rates.

Our business is dependent to a significant extent on national, regional and local economic conditions, particularly those that affect our guests that frequently patronize our restaurants. In particular, where our customers’ disposable income is reduced (such as by job losses, credit constraints and higher housing, tax, energy, interest or other costs) or where the perceived wealth of customers has decreased (because of circumstances such as lower residential real estate values, increased foreclosure rates, increased tax rates or other economic disruptions), our restaurants have in the past experienced, and may in the future experience, lower sales and customer traffic as customers choose lower-cost alternatives or choose alternatives to dining out. The resulting decrease in our customer traffic or average sales per transaction has had an adverse effect in the past, and could in the future have a material adverse effect, on our business.

We cannot assure you that the current locations of our existing restaurants will continue to be economically viable or that additional locations will be acquired at reasonable costs.

The location of our restaurants has significant influence on their success. We cannot assure you that current locations will continue to be economically viable or that additional locations can be acquired at reasonable costs. In addition, the economic environment where restaurants are located could decline in the future, which could result in reduced sales in those locations. We cannot assure you that new sites will be profitable or as profitable as existing sites.

The loss of the services of our senior management could have a material adverse effect on our business, financial condition or results of operations.

Our success depends to a large extent upon the continued services of our senior management who have substantial experience in the restaurant industry. We believe that it could be difficult to replace our senior management with individuals having comparable experience. Consequently, the loss of the services of members of our senior management could have a material adverse effect on our business, financial condition or results of operations. We will also be dependent on Carrols providing certain services subject to the transition services agreement and could be negatively impacted by management changes at Carrols Restaurant Group.

Government regulation could adversely affect our financial condition and results of operations.

We are subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the following:

•	zoning;

•	requirements relating to labeling of caloric and other nutritional information on menu boards, advertising and food packaging;

•	the preparation and sale of food;

•	liquor licenses which allow us to serve alcoholic beverages at our Taco Cabana restaurants and at certain Pollo Tropical restaurants;

•	employer/employee relationships, including minimum wage requirements, overtime, working and safety conditions, and citizenship requirements;

•	health care;

•	federal and state laws that prohibit discrimination and laws regulating design and operation of, and access to, facilities, such as the Americans With Disabilities Act of 1990; and

•	federal and state regulations governing the operations of franchises, including rules promulgated by the Federal Trade Commission.

In the event that legislation having a negative impact on our business is adopted, it could have a material adverse impact on us. For example, substantial increases in the minimum wage or state or Federal unemployment taxes could adversely affect our financial condition and results of operations. Local zoning or building codes or regulations and liquor license approvals can cause substantial delays in our ability to build and open new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations. Any failure to obtain and maintain required licenses, permits and approvals could adversely affect our operating results.

We are assessing the various provisions of the comprehensive federal health care reform law enacted in 2010, including its impact on our business as it becomes effective. There are no assurances that a combination of cost management and menu price increases can offset all of the potential increased costs associated with these regulations.

If one of our employees sells alcoholic beverages to an intoxicated or minor patron, we may be liable to third parties for the acts of the patron.

We serve alcoholic beverages at our Taco Cabana restaurants and at select Pollo Tropical restaurant locations and are subject to the “dram-shop” statutes of the jurisdictions in which we serve alcoholic beverages. “Dram-shop” statutes generally provide that serving alcohol to an intoxicated or minor patron is a violation of the law.

In most jurisdictions, if one of our employees sells alcoholic beverages to an intoxicated or minor patron we may be liable to third parties for the acts of the patron. We cannot guarantee that those patrons will not be served or that we will not be subject to liability for their acts. Our liquor liability insurance coverage may not be adequate to cover any potential liability and insurance may not continue to be available on commercially acceptable terms or at all, or we may face increased deductibles on such insurance. A significant dram-shop claim or claims could have a material adverse effect on us as a result of the costs of defending against such claims; paying deductibles and increased insurance premium amounts; implementing improved training and heightened control procedures for our employees; and paying any damages or settlements on such claims.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials could expose us to liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous substances or other regulated materials, release of pollutants into the air, soil and water, and the remediation of contaminated sites.

Failure to comply with environmental laws could result in the imposition of fines or penalties, restrictions on operations by governmental agencies or courts of law, as well as investigatory or remedial liabilities and claims for alleged personal injury or damages to property or natural resources. Some environmental laws impose strict, and under some circumstances joint and several, liability for costs of investigation and remediation of contaminated sites on current and prior owners or operators of the sites, as well as those entities that send regulated materials to the sites. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. Therefore, our costs of complying with current and future environmental, health and safety laws could adversely affect our results of operations.

We are subject to all of the risks associated with leasing property subject to long-term non-cancelable leases.

The leases for our restaurant locations generally have initial terms of 20 years, and typically provide for renewal options in five year increments as well as for rent escalations. Generally, our leases are “net” leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be obligated to perform our monetary obligations under the applicable lease including, among other things, paying all amounts due for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations.

We may, in the future, seek to pursue acquisitions and we may not find restaurant companies that are suitable acquisition candidates or successfully operate or integrate any restaurant companies we may acquire.

We may in the future seek to acquire other restaurant chains. Although we believe that opportunities for future acquisitions may be available from time to time, increased competition for acquisition candidates exists and may continue in the future. Consequently, there may be fewer acquisition opportunities available to us as well as higher acquisition prices. There can be no assurance that we will be able to identify, acquire, manage or successfully integrate acquired restaurant companies without substantial costs, delays or operational or financial problems. In the event we are able to acquire other restaurant companies, the integration and operation of the acquired restaurants may place significant demands on our management, which could adversely affect our ability to manage our existing restaurants. We also face the risk that our existing systems, procedures and financial controls will be inadequate to support any restaurant chains we may acquire and that we may be unable to successfully integrate the operations and financial systems of any chains we may acquire with our own systems. While we may evaluate and discuss potential acquisitions from time to time, we currently have no understandings, commitments or agreements with respect to any acquisitions. We may be required to obtain additional financing to fund future acquisitions. There can be no assurance that we will be able to obtain additional financing on acceptable terms or at all. Both the new revolving credit facility and the indenture governing the Fiesta Notes contain restrictive covenants that may prevent us from incurring additional debt or acquiring additional restaurant chains.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Pollo Tropical name and logo and Taco Cabana name and logo, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Security breaches of confidential guest information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

A significant amount of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our guests’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on us and our restaurants.

We are dependent on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash, and payment of obligations and various other processes and procedures. We will also rely on information systems, processes and procedures managed and administered by Carrols due to the provision of services by Carrols pursuant to the transition services agreement. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems or a breach in security of these systems could cause delays in customer service and reduce efficiency in our operations. These risks may be increased as a result of integration challenges following the spin-off. Significant capital investments might be required to remediate any problems.

Risks Related to the Spin-off

We currently share members of senior management and directors with Carrols Restaurant Group which means those members of senior management have not devoted their full time and attention to our affairs and the overlap may give rise to conflicts.

Until the completion of the spin-off, certain of our executive officers and certain other members of our senior management (with the exception of Tim Taft, our Chief Executive Officer and President) will continue to serve as executive officers and members of senior management of Carrols Restaurant Group and Carrols. As a result, prior to the completion of the spin-off, certain of our executive officers and certain other members of our senior management have not devoted and will not devote their full time and attention to our affairs, which could have a material adverse effect on our business. In addition, until the completion of the spin-off, all of the members of our board of directors will also continue to serve as directors of Carrols Restaurant Group and Carrols. Additionally, Nicolas Daraviras, currently a member of the board of directors of Fiesta Restaurant Group, Carrols Restaurant Group and Carrols, will remain as a director of Fiesta Restaurant Group, Carrols Restaurant Group and Carrols following the distribution date. Also, Paul R. Flanders, the Chief Financial Officer of Carrols Restaurant Group, will serve as our interim Chief Financial Officer effective as of the distribution date until such time as we hire a permanent Chief Financial Officer. These directors and certain members of management may have actual or apparent conflicts of interest with respect to matters involving or affecting us or Carrols Restaurant Group and Carrols. For example, there could be the potential for a conflict of interest when we or Carrols Restaurant Group look at acquisitions and other corporate opportunities that may be suitable for both companies. Also, conflicts may arise if there are issues or disputes under the commercial arrangements that will exist between Carrols Restaurant Group, Carrols and us. Our board of directors and the board of directors of Carrols Restaurant Group will review and address any potential conflict of interests that may arise between Carrols Restaurant Group, Carrols and us. Although no specific measures to resolve such conflicts of interest have been formulated, our board of directors and the board of directors of Carrols Restaurant Group have a fiduciary obligation to deal fairly and in good faith. Our board of directors intends to exercise reasonable judgment and take such steps as they deem necessary under all of the circumstances in resolving any specific conflict of interest which may occur and will determine what, if any, specific measures, such as retention of an independent advisor, independent counsel or special committee, may be necessary or appropriate. Any such conflict could have a material adverse effect on our business.

Changes in our management could negatively impact our business and financial and operating results.

Effective August 15, 2011, Tim Taft was hired by us and became our new Chief Executive Officer and President. Changes in our management, including but not limited to changes in connection with the spin-off, and including the recent hiring of Mr. Taft as our new CEO and President, could increase uncertainty in our business, result in changes in our business, result in disruptions to our business or in other changes in management, which could have a material adverse effect on our business, results of operations and financial condition.

Our historical financial information is not necessarily indicative of our results as a separate company and therefore may not be a reliable indicator of our future financial results.

Our audited and unaudited historical consolidated financial statements have been created from Carrols Restaurant Group’s financial statements using our historical results of operations and historical bases of assets and liabilities as part of Carrols Restaurant Group and reflect certain general corporate overhead and interest expenses allocated by Carrols to us, which are not necessarily indicative of what our financial position, results of operations and cash flows would have been if we had been a separate, standalone entity during the periods presented.

The historical consolidated financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future and does not reflect many significant changes that will occur in our cost structure, funding, and operations as a result of the spin-off. While our historical results of operations include all costs of the Pollo Tropical and Taco Cabana businesses, our historical costs and expenses do not include all of the costs that would have been or will be incurred by us as an independent company. Additionally, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include: allocations of Carrols’ general and administrative expenses and interest expense on amounts due to Carrols, accrued occupancy costs, insurance liabilities, income taxes, evaluation for impairment of goodwill and long-lived assets and lease accounting matters. Actual results could differ from those estimates. In addition, we have not made adjustments to our historical consolidated financial information to reflect changes, many of which are significant, that will occur in our cost structure, financing and operations as a result of the spin-off. As a result, our historical financial information may not be a reliable indicator of our future financial results.

We, Carrols Restaurant Group and Carrols Restaurant Group’s stockholders may be subject to substantial liabilities if the spin-off is treated as a taxable transaction.

Carrols Restaurant Group has received, and the completion of the spin-off is subject to and conditioned upon our receipt of, a private letter ruling from the IRS to the effect that, among other things, the spin-off will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code and as part of a tax-free reorganization under Section 368(a)(1)(D) of the Code, and the transfer to us of assets and the assumption by us of liabilities in connection with the spin-off will not result in the recognition of any gain or loss for U.S. federal income tax purposes to Carrols Restaurant Group. It is also expected that Carrols Restaurant Group’s tax advisor will provide Carrols Restaurant Group with a tax opinion covering certain matters not covered in the private letter ruling. Said tax opinion is not binding on the IRS or the courts. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-off.”

Although a private letter ruling is generally binding on the IRS, the continuing validity of the ruling will be subject to the accuracy of factual representations and assumptions made in connection with obtaining such private letter ruling, including with respect to post-spin-off operations and conduct of the parties. Also, as part of the IRS’s general policy with respect to rulings on spin-off transactions under Section 355 of the Code, the private letter ruling obtained by Carrols Restaurant Group is based upon representations by Carrols Restaurant Group that certain conditions which are necessary to obtain tax-free treatment under the Code have been satisfied, rather than a determination by the IRS that these conditions have been satisfied. Failure to satisfy such necessary conditions, or any inaccuracy in any representations made by Carrols Restaurant Group in connection with the ruling, could invalidate the ruling.

If the spin-off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Carrols would be subject to tax as if it has sold the common stock of Fiesta Restaurant Group in a taxable sale for its fair market value, and Carrols Restaurant Group’s stockholders would be subject to tax as if they had received a taxable distribution in an amount equal to the fair market value of our common stock distributed to them. It is expected that the amount of any such taxes to Carrols Restaurant Group’s stockholders and to Carrols would be substantial. Under applicable law and regulations, Fiesta Restaurant Group and Carrols Restaurant Group would be jointly and severally liable for taxes incurred by them in connection with the distribution.

It is anticipated that a tax matters agreement to be entered into by us with Carrols Restaurant Group and Carrols in connection with the spin-off will (1) govern the allocation of the tax assets and liabilities between us, Carrols Restaurant Group and Carrols, (2) provide for certain restrictions and indemnities in connection with the tax treatment of the spin-off and (3) address certain other tax related matters including, without limitation, those relating to (a) the obligations of Carrols Restaurant Group and Carrols and us with respect to the preparation of filing of tax returns for all periods, and (b) the control of any income tax audits and any indemnities with respect thereto. It is further anticipated that in the tax matters agreement, we will agree to indemnify Carrols Restaurant Group, without limitation, (a) for losses and taxes of Carrols Restaurant Group and its affiliates resulting from our breach of our representations or covenants or our undertaking not to take certain post-spin-off actions, including with respect to our stock or assets, that would be inconsistent with or cause to be untrue any material information, covenant, or representation made in connection with the private letter ruling obtained by Carrols Restaurant Group from the IRS and (b) for 50% of the losses and taxes of Carrols Restaurant Group and its affiliates resulting from the spin-off not attributable to a breach described in (a) or an equivalent breach by

Carrols Restaurant Group. However, the tax matters agreement will not be the product of arm’s length negotiations. The terms of the tax matters agreement and the structure of the spin-off may not be as favorable to us as would have resulted from arm’s length negotiations among unrelated third parties, and may allocate a greater amount of tax liabilities and indemnification obligations to us than would have resulted from arm’s length negotiations among unrelated third parties. Our indemnification obligations to Carrols Restaurant Group and its affiliates will not be limited in amount or subject to any cap. It is expected that the amount of any such indemnification to Carrols Restaurant Group would be substantial.

We will agree to certain restrictions in order to comply with U.S. federal income tax requirements for a tax-free spin-off and may not be able to engage in acquisitions with related parties and other strategic transactions that may otherwise be in our best interests.

Current U.S. federal tax law that applies to spin-offs generally creates a presumption that the spin-off would be taxable to Carrols Restaurant Group but not to its stockholders if we engage in, or enter into an agreement to engage in, a plan or series of related transactions that would result in the acquisition of a 50% or greater interest (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the spin-off, unless it is established that the transaction is not pursuant to a plan related to the spin-off. United States Treasury Regulations generally provide that whether an acquisition of our stock and a spin-off are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain “safe harbors” for acquisitions of our stock that are not considered to be part of a plan related to the spin-off.

There are other restrictions imposed on us under current U.S. federal tax law for spin-offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as limitations on sales or redemptions of our common stock for cash or other property following the distribution.

In the tax matters agreement with Carrols Restaurant Group and Carrols, we will agree that, among other things, we will not take any actions that would result in any tax being imposed on Carrols Restaurant Group as a result of the spin-off. Further, for the two-year period following the spin-off, we will agree not to: (1) enter into, approve, agree to enter into, or substantially negotiate any transaction or series of transactions (in whatever form) resulting in a greater than 45% change in ownership of the vote or value of our equity or the equity of the surviving or successor entity, (2) merge, consolidate, liquidate, or partially liquidate itself or any of the entities conducting the business relied upon in the IRS ruling as the “active business” of Fiesta Restaurant Group (generally the Pollo Tropical business and the Taco Cabana business), (3) permit the termination, sale, or transfer of, or a material change in, the business relied upon in the IRS ruling as the “active business” of Fiesta Restaurant Group (generally the Pollo Tropical business and the Taco Cabana business) or the sale, issuance, or other disposition of the equity of the entities conducting such business, (4) sell or otherwise dispose of assets in a way that would adversely affect tax-free status, (5) repurchase any of our stock except in circumstances permitted by IRS guidelines, or (6) take any actions inconsistent with the representations or covenants in the IRS ruling request, inconsistent with the ruling or tax opinion, or that would be reasonably likely to otherwise jeopardize tax-free status.

We will, however, be permitted to take certain actions otherwise prohibited by the tax matters agreement if we provide Carrols Restaurant Group with an opinion of tax counsel or private letter ruling from the IRS, reasonably acceptable to Carrols Restaurant Group, to the effect that these actions will not affect the tax-free nature of the spin-off. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets, or enter into business combination transactions.

We have no operating history as an independent company upon which you can evaluate our performance and, accordingly, our prospects must be considered in light of the risks that any newly independent company encounters.

We currently operate as part of Carrols Restaurant Group. Accordingly, we have no experience operating as an independent company and performing various corporate functions, including human resources, tax administration, legal (including compliance with the Sarbanes-Oxley Act of 2002 and with the periodic reporting obligations of the Exchange Act), treasury administration, investor relations, internal audit, insurance, information technology and telecommunications services, as well as the accounting for many items such as lease accounting and stock-based compensation, income taxes and intangible assets. After the spin-off, our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, all of which could have a material adverse effect on our business.

We historically have obtained benefits of being part of Carrols Restaurant Group, but those benefits will not continue following the completion of the spin-off.

While we believe the benefits of being an independent company outweigh the drawbacks, we have historically received certain benefits from being part of a larger organization, including access to certain resources and certain economies of scale. After the spin-off, we may be unable to replace many of these benefits as an independent company, or only be able to do so at significant expense, which may adversely affect our business.

Completing the separation from Carrols Restaurant Group might present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of our separating from Carrols Restaurant Group. These difficulties include:

•	the challenge of effecting the separation while carrying on the ongoing operations of each business;

•	the potential difficulty in retaining key officers and personnel of each company; and

•	separating corporate infrastructure, including but not limited to systems, insurance, accounting, legal, finance, real estate, tax and human resources, for each of the two companies.

Our separation from Carrols Restaurant Group might not be completed as successfully and cost-effectively as we anticipate. This could have an adverse effect on our business, financial condition and results of operations. We expect our costs to increase as a result of the separation.

There can be no assurance that the spin-off will be completed in April 2012 or at all. Until the spin-off occurs, Carrols Restaurant Group retains the sole discretion to alter the terms of the spin-off or abandon the spin-off entirely. The agreements that we will enter into with Carrols in connection with the spin-off will not be the product of arm’s length negotiations.

Carrols Restaurant Group anticipates that the spin-off will be completed in April 2012, although there can be no assurance that the spin-off will be completed within such time period or at all. Until the spin-off occurs, Carrols Restaurant Group will have the sole and absolute discretion to determine and change the terms of, and whether to proceed with, the spin-off. Any such changes to the terms of the spin-off could be materially adverse to us.

The agreements that we will enter into with Carrols Restaurant Group and Carrols in connection with the spin-off, including the separation agreement, transition services agreement, tax matters agreement and employee matters agreement, may not be the product of arm’s length negotiations and the terms of the agreements for us may not be as favorable as would have resulted from arm’s length negotiations among unrelated third parties. In addition, until the spin-off occurs, the terms of such agreements may change. Any such agreements or changes may result in additional material obligations (including liabilities in respect of tax matters related to the spin-off) to us.

Carrols Restaurant Group and Carrols will provide a number of services to us pursuant to a transition services agreement. When the transition services agreement terminates, we will be required to replace Carrols Restaurant Group’s and Carrols’ services internally or through third parties on terms that may be less favorable to us.

Under the terms of a transition services agreement that we expect to enter into with Carrols Restaurant Group and Carrols prior to the distribution date, Carrols Restaurant Group and Carrols will provide to us, for a fee, specified support services (including accounting, tax accounting, internal audit, financial reporting and analysis, human resources, and employee benefits management, information systems, restaurant systems support, legal, property management and insurance and risk management services) for a period of three years following the distribution date, provided that we may extend the term of the transition services agreement by one additional year upon 90 days prior written notice to Carrols Restaurant Group and Carrols, provided further that we may terminate the transition services agreement with respect to any service provided thereunder at any time and from time to time upon 90 days prior written notice to Carrols Restaurant Group and Carrols. When the transition services agreement terminates, Carrols Restaurant Group and Carrols will no longer be obligated to provide any of these services to us, and we will be required to assume the responsibility for these functions ourselves. While we anticipate being prepared to perform these functions on our own at or before the expiration of the transition services agreement, there is no assurance of our ability to do so. If we cannot perform these services for ourselves, we may be required to retain an outside service provider at rates in excess of the fees that we will pay under the transition services agreement, which could adversely affect us.

Substantial sales of our common stock following the distribution may have an adverse impact on the trading price of our common stock.

Some of the Carrols Restaurant Group’s stockholders who receive our shares of common stock may decide that their investment objectives do not include ownership of our shares, and may sell their shares of common stock following the distribution. In particular, certain Carrols Restaurant Group stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that we may not achieve after the distribution. We cannot predict whether other stockholders will resell large numbers of our shares of common stock in the public market following the distribution or how quickly they may resell these shares. If our stockholders sell large numbers of our shares of common stock over a short period of time, or if investors anticipate large sales of our shares of common stock over a short period of time, this could adversely affect the trading price of our shares of common stock.

The terms of our spin-off from Carrols Restaurant Group may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

The terms of our spin-off from Carrols Restaurant Group could delay or prevent a change of control that you may favor. An acquisition or issuance of our common stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e) of the Code, please see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-off.” Under the tax matters agreement we will enter into with Carrols Restaurant Group and Carrols, we would be required to indemnify Carrols Restaurant Group and Carrols for the resulting tax in connection with such an acquisition or issuance and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

See “Certain Relationships and Related Party Transactions—Agreements with Carrols Restaurant Group—Tax Matters Agreement” and “Description of Our Capital Stock” for a more detailed description of these agreements and of these provisions of Delaware law, our charter and bylaws.

The ownership by our executive officers and some of our directors of shares of common stock of Carrols Restaurant Group may create conflicts of interest.

The ownership by our executive officers and some of our directors of shares of common stock of Carrols Restaurant Group may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with Carrols Restaurant Group, certain of our executive officers, and some of our directors, own shares of Carrols Restaurant Group common stock. The individual holdings of common stock of Carrols Restaurant Group may be significant for some of these persons compared to such persons’ total assets. Ownership by our directors and officers, after our separation, of common stock of Carrols Restaurant Group creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Carrols Restaurant Group than the decisions have for us.

Our internal systems and resources might not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution date.

Our management will be responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Our financial results previously were included within the consolidated results of Carrols Restaurant Group. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the spin-off, we will be directly subject to the reporting and other obligations under the Exchange Act immediately after the distribution date. In addition, we expect to be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 beginning with our financial statements for the year ending December 31, 2013, which will require annual management assessments of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. If we avail ourselves of such exemptions, we could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Pursuant to a transition services agreement with Carrols Restaurant Group and Carrols, Carrols Restaurant Group and Carrols will agree to provide certain support services to us for a period of time following the distribution date, including the services provided by Paul R. Flanders, Vice President, Chief Financial Officer and Treasurer of Carrols Restaurant Group, who will serve as our interim Chief Financial Officer following the distribution date until such time as we hire a permanent Chief Financial Officer. For us to establish our own financial and management controls, reporting systems, information technology and procedures, we will need to implement accounting systems and our own financial and internal controls, financial reporting systems and procedures and hire our own legal, accounting and finance staff. If Carrols Restaurant Group is unable to provide, or we are unable to establish, our financial and management controls, reporting systems, information technology and procedures in a timely and effective manner, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, if we are unable to conclude that our internal control over financial reporting is effective (or if the auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports.

Risks Related to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop.

There currently is no public market for our common stock. Our common stock has been approved for listing on The NASDAQ Global Select Market and our shares will be traded there under the symbol “FRGI.” We anticipate that, on or shortly before the record date for the distribution, trading of our common shares will begin on a “when-issued” basis and will continue through the distribution date. Beginning on the first trading date after the distribution date, we anticipate that our shares will begin trading “regular way” on The NASDAQ Global Select Market. However, we cannot assure you that an active trading market for our common shares will develop as a result of the distribution or be sustained in the future. If a liquid trading market for our shares does not develop, you may have difficulty disposing of your shares of our common stock, at prices that are attractive to you or at all.

We cannot predict the prices at which our common stock may trade, and the trading prices may be highly volatile or may decline regardless of our operating performance.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate substantially. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to, the following:

•	our business profile and market capitalization, which may not fit the investment objectives of Carrols Restaurant Group stockholders;

•	changes in our investor base;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies generally or restaurant companies;

•	actual or anticipated variations in the earning or operating results of our company or our competitors;

•	actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock or the stock of other companies in our industry;

•	market conditions or trends in our industry and the economy as a whole;

•

announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures and our ability to complete any such transaction, including without limitation, Carrols Restaurant Group’s announcement of its intention to pursue the spin-off of Fiesta Restaurant Group;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	changes in accounting principles;

•	additions or departures of key personnel; and

•	sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers.

There can be no assurance that the combined trading prices of our common stock and Carrols Restaurant Group common stock after the spin-off will be greater than the trading price for Carrols Restaurant Group common stock prior to the spin-off, and the combined trading prices may be lower.

We have not and will not set an initial price for our common stock. The price for our common stock will be established by the public market. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict the number of buyers that will be in the market at any time. Our smaller size and different investment characteristics may not appeal to the current investor base of Carrols Restaurant Group. There is no assurance that there will be sufficient buying interest to offset any sales, and, accordingly, the price of our common stock could be depressed by those sales or be more volatile.

In addition, if the market for restaurant company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our smaller size may affect the trading market for our shares.

We will be a substantially smaller company than Carrols Restaurant Group prior to the spin-off. Our trading volume, once it has stabilized following the distribution of our shares, may be lower than the historical trading volume for Carrols Restaurant Group. Also, it is possible that there will be less market and institutional interest in our shares, and that we will not attract substantial coverage in the analyst community. As a result, the trading market for our shares may be less liquid, making it more difficult for investors to dispose of their shares at favorable prices, and investors may have less independent information and analysis available to them concerning Fiesta Restaurant Group.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we avail ourselves of such exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The concentrated ownership of our capital stock by insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, and Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC and JCP Partners IV LLC (collectively referred to as the “JCP Group”) together will beneficially own after the distribution date approximately 30.2% of our common stock based on shares outstanding of Carrols Restaurant Group as of April 2, 2012. In particular, the JCP Group, our largest stockholder, will beneficially own approximately 28.3% of our outstanding common stock, based on shares outstanding of Carrols Restaurant Group as of April 2, 2012. In addition, our executive officers and directors (excluding directors affiliated with the JCP Group) together will beneficially own after the distribution date approximately 1.9% of our common stock outstanding, based on shares outstanding of Carrols Restaurant Group as of April 2, 2012. As a result, after the distribution date, our executive officers, directors and the JCP Group, if they act as a group, will be able to significantly influence matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. The JCP Group may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately depress the market price of our common stock.

We do not expect to pay any cash dividends for the foreseeable future, and the indenture governing the Fiesta Notes and our revolving credit facility limit our ability to pay dividends to our stockholders.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. The absence of a dividend on our common stock may increase the volatility of the market price of our common stock or make it more likely that the market price of our common stock will decrease in the event of adverse economic conditions or adverse developments affecting our company. The indenture governing the Fiesta Notes and our revolving credit facility limit, and the debt instruments that we and our subsidiaries may enter into in the future may limit our ability to pay dividends to our stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot assure you that these analysts will publish research or reports about us or that any analysts that do so will not discontinue publishing research or reports about us in the future. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If analysts do not publish reports about us or if one or more analysts cease coverage of our stock, we could lose visibility in the market, which in turn could cause our stock price to decline.

Your percentage ownership of our common stock may be diluted in the future.

Your percentage ownership of our common stock may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. Prior to the record date for the distribution, we expect that Carrols, our sole stockholder, will approve the Fiesta Restaurant Group, Inc. 2012 Stock Incentive Plan, which will provide for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, and other equity-based awards to our directors, officers and other employees, advisors and consultants.

Provisions in our restated certificate of incorporation and amended and restated bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our restated certificate of incorporation and amended and restated bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	require that special meetings of our stockholders be called only by our board of directors or certain of our officers, thus prohibiting our stockholders from calling special meetings;

•

deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

•	authorize the issuance of “blank check” preferred stock that our board could issue to dilute the voting and economic rights of our common stock and to discourage a takeover attempt;

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provide that approval of our board of directors or a supermajority of stockholders is necessary to make, alter or repeal our amended and restated bylaws and that approval of a supermajority of stockholders is necessary to amend, alter or change certain provisions of our restated certificate of incorporation;

•	establish advance notice requirements for stockholder nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	divide our board into three classes of directors, with each class serving a staggered 3-year term, which generally increases the difficulty of replacing a majority of the directors;

•	provide that directors only may be removed for cause by a majority of the board or by a supermajority of our stockholders; and

•

require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

FORWARD-LOOKING INFORMATION

The information statement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. “Forward-looking statements” are any statements that are not based on historical information. Statements other than statements of historical facts included in this information statement, including, without limitation, statements regarding our future financial position and results of operations, business strategy, budgets, projected costs and plans and objectives of management for future operations, are “forward-looking statements.” Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” include, but are not limited to:

•	The effect of the spin-off of Fiesta Restaurant Group;

•	The potential tax liability associated with the proposed spin-off of Fiesta Restaurant Group;

•	Increases in food costs;

•	Competitive conditions;

•	Regulatory factors;

•	Environmental conditions and regulations;

•	General economic conditions, particularly in the retail sector;

•	Weather conditions;

•	Increases in commodity costs;

•	Fuel prices;

•	Significant disruptions in service or supply by any of our suppliers or distributors;

•	Changes in consumer perception of dietary health and food safety;

•	Labor and employment benefit costs;

•	The outcome of pending or future legal claims or proceedings;

•	Our ability to manage our growth and successfully implement our business strategy;

•	Risks associated with the expansion of our business;

•	Our ability to integrate any businesses we acquire;

•	Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

•	The availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

•	The risk of an act of terrorism or escalation of any insurrection or armed conflict involving the United States or any other national or international calamity;

•

Factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if our products cause injury, ingredient disclosure and labeling laws and regulations, reports of cases of food borne illnesses such as “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns; and

•	Other factors discussed under “Risk Factors” herein.

Developments in any of these areas, which are more fully described elsewhere in this information statement and which descriptions are incorporated into this section by reference, could cause our results to differ materially from results that have been or may be projected by or on our behalf.

THE SPIN-OFF

Background

To accomplish the spin-off, Carrols will first distribute all of our outstanding common stock to Carrols Restaurant Group and, immediately thereafter all of our outstanding common stock will be distributed by Carrols Restaurant Group to stockholders of record of Carrols Restaurant Group as of the record date of April 26, 2012. The distribution will occur on the distribution date of May 7, 2012. On that date, each holder of Carrols Restaurant Group common stock will receive one share of our common stock for every one share of Carrols Restaurant Group common stock held. The distribution is subject to the satisfaction or waiver of certain conditions, which are described in this section of the information statement under “—Conditions to the Spin-off.”

Following the spin-off, neither Carrols Restaurant Group nor Carrols will own any equity interest in our company, and we will be an independent, publicly traded company. No vote of Carrols Restaurant Group’s stockholders is required or being sought in connection with the spin-off and Carrols Restaurant Group’s stockholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-off

Carrols Restaurant Group is one of the largest restaurant companies in the United States based on revenues, operating three restaurant brands in the quick-casual and quick-service restaurant segments with 547 restaurants located in 17 states as of January 1, 2012. Carrols Restaurant Group has been operating restaurants for more than 50 years. Through Carrols’ wholly-owned subsidiary, Fiesta Restaurant Group and its wholly-owned subsidiaries, Carrols Restaurant Group owns and operates two restaurant brands, Pollo Tropical and Taco Cabana (which it referred to as its Hispanic Brands), which it acquired in 1998 and 2000, respectively. Carrols Restaurant Group is also the largest Burger King franchisee, based on the number of restaurants, and has operated Burger King restaurants since 1976. Carrols Restaurant Group operates Burger King restaurants through Carrols and its wholly-owned subsidiary, Carrols LLC. As of January 1, 2012, Carrols Restaurant Group’s company-owned restaurants included 91 Pollo Tropical restaurants and 158 Taco Cabana restaurants, and it operated 298 Burger King restaurants under franchise agreements.

We are also franchising our Pollo Tropical restaurants primarily internationally and, as of January 1, 2012, we had 31 franchised restaurants located in Puerto Rico, Ecuador, Honduras, the Bahamas, Trinidad, Venezuela and on college campuses in Florida. We also have agreements for the future development of franchised Pollo Tropical restaurants in Panama, Tobago, Aruba, Curacao, Costa Rica and Bonaire. Although we are not actively franchising our Taco Cabana restaurants, we had five Taco Cabana franchised restaurants at January 1, 2012 located in the United States.

Carrols Restaurant Group’s franchised Burger King restaurants are part of the quick-service restaurant segment which is the largest of the five major segments of the U.S. restaurant industry based on 2010 sales. Burger King is the second largest hamburger restaurant chain in the world (as measured by the number of restaurants and system-wide sales). According to Technomic, the hamburger segment of the quick-service restaurant segment in the United States increased 1.6% in 2010. Pollo Tropical and Taco Cabana operate in the quick-casual restaurant segment combining the convenience of quick-service restaurants with the menu variety, use of fresh ingredients and food quality more typical of casual dining. We believe that the quick-casual restaurant segment is one of the fastest growing segments of the restaurant industry. According to Technomic, 2010 sales growth as compared to 2009 for quick-casual chains in the Technomic Top 500 restaurant chains was 5.7% as compared to 1.8% for the overall Top 500 restaurant chains.

Carrols Restaurant Group’s Pollo Tropical and Taco Cabana restaurant businesses are different from its Burger King restaurant business which it operates as a franchisee. Pollo Tropical and Taco Cabana restaurants in the United States operate in the quick-casual restaurant segment which has experienced greater overall growth than the more mature hamburger segment of the quick-service restaurant segment. In addition, our Pollo Tropical and Taco Cabana restaurants in the United States are substantially company-owned and we therefore exercise control over the day-to-day operations of our restaurants, unlike our franchised Burger King restaurants which operate in accordance with franchise agreements and the rules and regulations of the franchisor. Consequently, unlike its Burger King restaurants, Carrols Restaurant Group maintains control of its marketing programs, menu product offerings, strategic initiatives and new restaurant development strategies. Also Pollo Tropical and Taco Cabana have stronger restaurant level economics and operating metrics than Carrols Restaurant Group’s Burger King restaurants.

As a result, the growth and operating strategy and capital requirements for Pollo Tropical and Taco Cabana are different from that of Carrols Restaurant Group’s Burger King business. For example, some of the strategies for growth of Pollo Tropical and Taco Cabana is to enhance the positioning of each brand in the quick-casual segment, grow sales in existing restaurants by attracting new customers and increasing customer frequency by continuing to develop new menu offerings and enhance the effectiveness of its advertising and promotional programs, and to develop additional Pollo Tropical and Taco Cabana restaurants within their existing and new markets in Florida and Texas, as well as expansion in other regions in the United States. Carrols Restaurant Group’s strategy for its Burger King restaurants includes opportunity for growth primarily through acquisitions of Burger King restaurants within the Burger King system as opposed to new restaurant development. Also the growth of Carrols Restaurant Group’s Burger King restaurant sales are largely dependent upon the franchisor’s marketing initiatives and new product development and promotion. All of these factors have resulted in more emphasis on growing the Pollo Tropical and Taco Cabana businesses, leading to an increased competition for capital in Carrols Restaurant Group between the Burger King business and the Pollo Tropical and Taco Cabana businesses, with more funds being allocated to the growth and development of the Pollo Tropical and Taco Cabana businesses, despite the significant contribution of the Burger King business to Carrols Restaurant Group’s consolidated operating cash flows.

This divergence in strategy for the Burger King business and the Pollo Tropical and Taco Cabana businesses led Carrols Restaurant Group’s management and board of directors to consider a separation of its Pollo Tropical and Taco Cabana businesses from the Burger King business through a tax free spin-off of the Pollo Tropical and Taco Cabana businesses to its stockholders.

In February 2011, the board of directors of Carrols Restaurant Group preliminarily approved moving forward with the spin-off and authorized management to develop detailed plans for the spin-off, subject to its final approval. In addition, the board of directors of Carrols Restaurant Group preliminarily approved pursuing a refinancing of the outstanding indebtedness of Carrols in order to separately finance our business and the business of Carrols Restaurant Group in anticipation of the spin-off. On February 24, 2011, Carrols Restaurant Group publicly announced its intention to pursue the spin-off and a refinancing in advance of the spin-off.

Fiesta Restaurant Group was incorporated in April 2011 in contemplation of the refinancing and the spin-off and to hold the subsidiaries engaged in the Pollo Tropical and Taco Cabana businesses. The refinancing was completed on August 5, 2011. On April 16, 2012, the board of directors of Carrols Restaurant Group approved the spin-off as described in this information statement.

Among other things, the board of directors of Carrols Restaurant Group considered the following potential benefits in making its determination to approve the spin-off:

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facilitating the separate management of Carrols Restaurant Group and Fiesta Restaurant Group to focus its efforts and allocating its resources on its respective businesses based on the unique business characteristics and strategic initiatives of each respective business, thereby (i) allowing each business to pursue its own distinct opportunities and growth plans and (ii) eliminating internal competition for capital and other inherent managerial and operational conflicts;

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allowing Carrols Restaurant Group and Fiesta Restaurant Group to have independent capital structures to fund their growth, thereby permitting us to adopt a debt and capital structure more suitable for a growth-oriented company and enhancing our ability to raise capital needed to take advantage of growth opportunities (including possible future stock issuances as a result of creating our own independently publicly traded stock);

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providing Carrols Restaurant Group and Fiesta Restaurant Group with a key employee compensation program, including cash bonuses and equity awards, that relate solely to the performance of the business for which the key employees are responsible; and

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the potential for improving stockholder value by promoting independent market recognition of Carrols Restaurant Group and Fiesta Restaurant Group as separate publicly traded companies and allowing investors to recognize and realize the full potential value of each company independently.

Neither we nor Carrols Restaurant Group can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

The board of directors of Carrols Restaurant Group also considered various potentially negative factors and the costs and risks associated with the spin-off. The board of directors of Carrols Restaurant Group considered, among other factors, any potential negative impact on Carrols Restaurant Group’s credit ratings as a result of the spin-off, the possibility that we may experience disruptions in our business as a result of the spin-off, the risk that the combined trading prices of our common stock and Carrols Restaurant Group’s common stock after the spin-off may be lower than the trading price of Carrols Restaurant Group’s common stock before the spin-off, the loss of synergies from operating as one company, the risk that our management would not be able to execute our business plan, the risk that general business, economic and market conditions would similarly interfere with the realization of the operational and strategic advantages that we expect to achieve as an independent public company, the potential costs, including developing corporate infrastructure and the additional legal, accounting and administrative costs associated with our becoming a separate, publicly traded company. The board of directors of Carrols Restaurant Group also considered certain limitations on us and Carrols Restaurant Group that would result from the spin-off, including restrictions that might result from the tax matters agreement and other agreements that we would enter into with Carrols Restaurant Group in connection with the spin-off, our need to capitalize our business appropriately as a stand-alone entity and the allocation of future growth opportunities. The board of directors of Carrols Restaurant Group concluded, however, that the potential benefits of the spin-off outweigh the potential negative factors, and that separating Fiesta Restaurant Group from Carrols Restaurant Group in the form of a tax-free distribution to Carrols Restaurant Group’s shareholders is appropriate and advisable for Carrols Restaurant Group and its shareholders.

The Carrols Restaurant Group board of directors also considered alternatives to the spin-off, including a possible sale of some or all of Carrols Restaurant Group’s Burger King restaurants. The Carrols Restaurant Group board of directors concluded that, in the current economic and business climate, none of the alternatives was likely to create value for stockholders equal to the anticipated benefits of the spin-off.

Manner of Effecting the Spin-off

On the distribution date, Carrols Restaurant Group will effect the spin-off by distributing to holders of record of its common stock (or their designees) as of the record date a dividend of one share of our common stock for every one share of Carrols Restaurant Group common stock held by them on the record date and not subsequently sold in the “regular way” market.

Prior to the distribution date, Carrols Restaurant Group will deliver all of the issued and outstanding shares of our common stock to the distribution agent. On or about the distribution date, the distribution agent will effect delivery of the shares of our common stock issuable in the spin-off through the transfer agent’s book-entry registration system by mailing to each record holder a statement of holdings detailing the record holder’s ownership interest in our company and the method by which the record holder may access its account and, if desired, trade its shares of our common stock.

Many Carrols Restaurant Group stockholders hold their Carrols Restaurant Group common stock through a bank, brokerage firm, or other financial nominee. The nominee is said to hold the shares in “street name,” and the stockholder’s beneficial ownership of the shares is recorded on the books and records of the nominee. If you hold your Carrols Restaurant Group shares through a nominee, your nominee will credit your account with the Fiesta Restaurant Group common stock that you are entitled to receive in the spinoff. If you have any questions concerning the mechanics of having your shares of Fiesta Restaurant Group common stock held in “street name,” you should contact your nominee.

Please note that if any stockholder of Carrols Restaurant Group on the record date sells shares of Carrols Restaurant Group common stock after the record date but on or before the distribution date in the “regular way” market, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “—Trading Between the Record Date and the Distribution Date” below for more information.

You are not being asked to take any action in connection with the spin-off. No stockholder approval of the spin-off is required or sought. You also are not being asked to vote and provide a proxy or to surrender any of your shares of Carrols Restaurant Group common stock for shares of our common stock. The number of outstanding shares of Carrols Restaurant Group common stock will not change as a result of the spin-off, although the value of shares of Carrols Restaurant Group common stock may be affected.

Treatment of Carrols Restaurant Group Stock Based Awards

Employees of Carrols Restaurant Group, Carrols and its subsidiaries (including certain of our directors, executive officers and employees) have been eligible to participate in Carrols Restaurant Group’s 2006 Stock Incentive Plan, as amended (the “Carrols Plan”). Under the Carrols Plan, Carrols Restaurant Group’s compensation committee has granted certain stock-based awards, including shares of restricted common stock of Carrols Restaurant Group and stock options to purchase common stock of Carrols Restaurant Group to employees and other eligible participants. The outstanding stock-based awards held by employees and other eligible participants of Carrols Restaurant Group, Carrols and its subsidiaries were treated as set forth below. Pursuant to the employee matters agreement between us, Carrols Restaurant Group and Carrols, Carrols Restaurant Group will continue to maintain the Carrols Plan on and after the distribution date, and we will establish a separate stock incentive plan effective as of the distribution date. The expected equity ownership of our directors and named executive officers after the distribution date is described in “Security Ownership of Certain Beneficial Owners.”

Stock Options

In connection with the spin-off and in accordance with the Carrols Plan, all outstanding vested stock options under the Carrols Plan were converted on March 5, 2012 into shares of Carrols Restaurant Group common stock using a conversion formula to preserve the intrinsic value of each option to the holder. As part of the spin-off, holders who received shares of Carrols Restaurant Group common stock upon the conversion of vested stock options under the Carrols Plan will receive a distribution of one share of common stock of Fiesta Restaurant Group for one share of Carrols Restaurant Group common stock on the distribution date. On March 5, 2012, Carrols Restaurant Group issued 666,090 shares of its common stock upon the conversion of outstanding vested stock options under the Carrols Plan, and therefore, an additional 666,090 shares of Fiesta Restaurant Group common stock will be issued and distributed on the distribution date.

In connection with the spin-off and in accordance with the Carrols Plan, all outstanding unvested stock options under the Carrols Plan were converted on March 5, 2012 into restricted shares of Carrols Restaurant Group common stock using a conversion formula to preserve the intrinsic value of each option to the holder. The time period of the restrictions on transferability of the restricted shares of Carrols Restaurant Group common stock issued upon the conversion of unvested stock options under the Carrols Plan equal the remaining vesting period of such unvested stock options, and such restricted shares continue to be governed by the terms of the Carrols Plan. As part of the spin-off, holders who received restricted shares of Carrols Restaurant Group common stock upon the conversion of unvested stock options under the Carrols Plan will receive a distribution of one restricted share of common stock of Fiesta Restaurant Group for one restricted share of Carrols Restaurant Group common stock on the distribution date subject to the same terms and conditions applicable to the restricted shares of Carrols Restaurant Group common stock, including, but not limited to, the time period remaining on the restrictions on transfer and forfeiture provisions. Following the distribution date, (a) employees of Fiesta Restaurant Group and other eligible participants under the Carrols Plan will continue to hold restricted shares of Carrols Restaurant Group common stock subject to the terms of the Carrols Plan and (b) employees of Carrols Restaurant Group and other eligible participants under the Carrols Plan will continue to hold the restricted shares of Fiesta Restaurant Group common stock received on the distribution date subject to the terms of the Carrols Plan. On March 5, 2012, Carrols Restaurant Group issued 288,435 restricted shares of its common stock upon the conversion of unvested stock options under the Carrols Plan, and therefore, 288,435 restricted shares of Fiesta Restaurant Group common stock will be issued and distributed on the distribution date.

Restricted Stock

In connection with the spin-off and in accordance with the Carrols Plan, on the distribution date persons who hold shares of Carrols Restaurant Group restricted common stock issued under the Carrols Plan will receive restricted shares of Fiesta Restaurant Group common stock subject to the same terms and conditions applicable to the restricted shares of Carrols Restaurant Group common stock, including, but not limited to, the time period remaining on the restrictions on transfer and forfeiture provisions. The restricted shares of Fiesta Restaurant Group common stock received on the distribution date will continue to be governed by the terms of the Carrols Plan. Each holder of restricted shares of Carrols Restaurant Group common stock will receive a distribution of one share of restricted common stock of Fiesta Restaurant Group for each one share of Carrols Restaurant Group restricted common stock held by such holder on the record date. Following the distribution date, (a) employees of Fiesta Restaurant Group and other eligible participants under the Carrols Plan will continue to hold restricted shares of Carrols Restaurant Group common stock subject to the terms of the Carrols Plan and (b) employees of Carrols Restaurant Group and other eligible participants under the Carrols Plan will continue to hold the restricted shares of Fiesta Restaurant Group common stock received on the distribution date subject to the terms of the Carrols Plan. On the distribution date, 434,400 restricted shares of Carrols Restaurant Group common stock issued under the Carrols Plan, which includes the 288,435 restricted shares of Carrols Restaurant Group common stock issued upon the conversion of unvested stock options under the Carrols Plan, will be outstanding, and therefore, 434,400 restricted shares of Fiesta Restaurant Group common stock would be issued and distributed on the distribution date.

Material U.S. Federal Income Tax Consequences of the Spin-off

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (defined below) of the distribution and is based on the Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and Treasury regulations by the courts and the Internal Revenue Service, all as they exist as of the date of this information statement. Future legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements set forth herein, and could apply retroactively. This summary does not discuss all tax considerations that may be relevant to Carrols Restaurant Group’s stockholders in light of their particular circumstances, nor does it address the consequences to Carrols Restaurant Group stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, nonresident alien individuals, non-U.S. entities, non-U.S. trusts and estates and beneficiaries thereof, persons who acquired Carrols Restaurant Group common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or brokers in securities or currencies, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax.

In addition, this summary does not address the U.S. federal income tax consequences to Carrols Restaurant Group stockholders who do not hold their Carrols Restaurant Group common stock as a capital asset or any state, local or non-U.S. tax consequences of the transactions.

For purposes of this summary, a U.S. Holder is a beneficial owner of Carrols Restaurant Group common stock that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds Carrols Restaurant Group common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Carrols Restaurant Group common stock should consult its tax advisor.

You should consult your tax advisor as to the specific tax consequences of the distribution to you in light of your particular circumstances, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Material U.S. Federal Income Tax Consequences of the Distribution to Carrols Restaurant Group and Stockholders of Carrols Restaurant Group

Carrols Restaurant Group has received a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the distribution will qualify as tax-free to Carrols Restaurant Group and its stockholders under Sections 368(a)(1)(D) and 355 of the Code. The private letter ruling is based on the assumption that, among other things, the representations made, and information submitted, in connection with the private letter ruling are accurate. The private letter ruling provides that:

•	no gain or loss will be recognized by Carrols Restaurant Group for U.S. federal income tax purposes as a result of the distribution;

•

no gain or loss will be recognized by, or be included in the income of, a holder of shares of Carrols Restaurant Group common stock for U.S. federal income tax purposes solely as the result of the receipt of shares of our common stock in the distribution;

•

for U.S. federal income tax purposes, the basis of the Carrols Restaurant Group common stock and our common stock in the hands of Carrols Restaurant Group stockholders immediately after the distribution, will be the same as the basis of the Carrols Restaurant Group common stock immediately before the distribution, and will be allocated among the Carrols Restaurant Group common stock and our common stock, in proportion to their relative fair market values on the date of the distribution; and

•

the holding period for U.S. federal income tax purposes of shares of our common stock received by a Carrols Restaurant Group stockholder, will include the holding period of the stockholder’s Carrols Restaurant Group common stock with respect to which our shares were issued, provided that such Carrols Restaurant Group shares are held as a capital asset on the date of the distribution.

The private letter ruling also provides that certain internal transactions undertaken in anticipation of the separation will qualify for favorable tax treatment under the Code.

In keeping with the IRS’s ruling practice, however, the private letter ruling does not cover certain matters that are relevant to the tax-free treatment of Carrols Restaurant Group, its stockholders and us. These matters are expected to be covered in an opinion issued to Carrols Restaurant Group by its tax advisor on the distribution date. Such opinion will rely on the private letter ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by Carrols Restaurant Group and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by Carrols Restaurant Group’s tax advisor in its opinion. The opinion is expected to confirm that the distribution will qualify as a tax free distribution under Section 355 and related provisions of the Code, but will not be binding on the IRS or the courts.

Material U.S. Federal Income Tax Consequences to Carrols Restaurant Group and Stockholders of Carrols Restaurant Group if the Distribution is Taxable

Although a private letter ruling is generally binding on the IRS, it is based on assumptions and representations made by us and Carrols Restaurant Group that certain conditions that are necessary to obtain favorable tax treatment under the Code have been satisfied. Thus, the private letter ruling does not constitute an independent determination by the IRS that these conditions have been satisfied. If the factual representations and assumptions are incorrect in any material respect at the time of the distribution, the private letter ruling could be revoked retroactively or modified by the IRS. We are not aware of any facts or circumstances, however, that would cause these representations or assumptions to be untrue or incomplete in any material respect.

If, notwithstanding the conclusions in the private letter ruling and the tax opinion, it is ultimately determined that the distribution does not qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Code for U.S. federal income tax purposes, then Carrols Restaurant Group would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to Carrols Restaurant Group stockholders on the distribution date over Carrols Restaurant Group’s tax basis in such shares. Under applicable law and regulations, Fiesta Restaurant Group and Carrols Restaurant Group would be jointly and severally liable for taxes incurred by them in connection with the distribution.

In addition, if, notwithstanding the conclusions provided in the private letter ruling and the tax opinion, it is ultimately determined that the distribution does not qualify as tax-free for U.S. federal income tax purposes, then each U.S. Holder who receives our common stock in the distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares. You could be taxed on the full value of the shares that you receive, without reduction for any portion of your basis in your Carrols Restaurant Group common stock, as a dividend for U.S. federal income tax purposes to the extent of your pro rata share of Carrols Restaurant Group’s current and accumulated earnings and profits, including earnings and profits resulting from Carrols Restaurant Group’s recognition of gain on the distribution. Amounts in excess of your pro rata share of Carrols Restaurant Group’s current and accumulated earnings and profits could be treated as a nontaxable return of capital to the extent of your basis in your Carrols Restaurant Group common stock and thereafter as capital gain, assuming you hold your Carrols Restaurant Group common stock as a capital asset.

A U.S. Holder’s income tax basis in our common stock received in a taxable distribution generally would equal the fair market value of our common stock on the distribution date, and the holding period for those shares would begin the day after the distribution date. The holding period for the U.S. Holder’s Carrols Restaurant Group common stock would not be affected by the fact that the distribution was taxable.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate-level taxable gain to Carrols Restaurant Group under Section 355(e) of the Code if 50% or more, by vote or value, of our stockholder equity or Carrols Restaurant Group’s stockholder equity is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Carrols Restaurant Group’s stockholder equity within two years before the distribution, and any acquisitions or issuances of our stockholder equity or Carrols Restaurant Group’s stockholder equity within two years after the distribution, generally are presumed to be part of such a plan, although we or Carrols Restaurant Group may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of Carrols Restaurant Group’s stockholder equity within the two years before the distribution. If an acquisition or issuance of our shares or Carrols Restaurant Group’s shares triggers the application of Section 355(e) of the Code, Carrols Restaurant Group would recognize taxable gain as described above, and could incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

Material U.S. Federal Income Tax Consequences if the Internal Transactions are Taxable

If, notwithstanding the conclusions in the private letter ruling and the tax opinion, it is ultimately determined that certain internal transactions undertaken in anticipation of the separation do not qualify for favorable tax treatment, we or Carrols Restaurant Group would incur significant tax liabilities.

Material Consequences under the Tax Matters Agreement if the Distribution or the Internal Transactions are Taxable

In connection with the distribution, we, Carrols Restaurant Group and Carrols will enter into a tax matters agreement pursuant to which we and Carrols Restaurant Group will agree to be responsible for certain tax liabilities and obligations following the distribution. Our indemnification obligations will include a covenant to indemnify Carrols Restaurant Group, without limitation, (a) for any taxes and costs that they incur as a result of any action, misrepresentation or omission by us that causes the distribution or the internal transactions undertaken in anticipation of the distribution to fail to qualify for favorable tax treatment under the Code and (b) for 50% of the losses and taxes of Carrols Restaurant Group and its affiliates resulting from the spin-off not attributable to a breach described in (a) or an equivalent breach by Carrols Restaurant Group. In addition, Carrols Restaurant Group will similarly agree to indemnify us for any taxes or costs that they cause us to incur as a result of their actions, misrepresentations or omissions that causes the distribution or the internal transactions to fail to qualify for favorable tax treatment under the Code. In addition, even if we were not contractually required to indemnify Carrols Restaurant Group for tax liabilities if the distribution or the internal transactions were to fail to qualify for favorable tax treatment under the Code, we nonetheless might be legally liable under applicable U.S. federal income tax law for certain U.S. federal income tax liabilities incurred by Carrols Restaurant Group or U.S. affiliates of Carrols Restaurant Group if they were to fail to pay such tax liabilities.

Information Reporting by Carrols Restaurant Group Stockholders

Current U.S. Treasury regulations require each Carrols Restaurant Group stockholder that owns at least 5% of the total outstanding stock of Carrols Restaurant Group and receives stock in the distribution to attach to its United States federal income tax return for the year in which the distribution occurs a detailed statement containing certain information relating to the tax-free nature of the distribution. Upon request, Carrols Restaurant Group will provide stockholders of 5% or more of Carrols Restaurant Group’s outstanding stock who received our common stock in the distribution with any pertinent information that is in Carrols Restaurant Group’s possession and is reasonably available, to the extent necessary to comply with that requirement.

The foregoing is a summary of material U.S. federal income tax consequences of the distribution under current law. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that might arise under the tax laws of other jurisdictions or apply to particular categories of stockholders. Each Carrols Restaurant Group stockholder should consult his, her or its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that might affect the tax consequences described above.

Results of the Spin-off

After the distribution date, we will be an independent public company owning and operating the Pollo Tropical and Taco Cabana brands. Immediately following the distribution date, we expect to have outstanding approximately 23.2 million shares of our common stock and approximately 854 holders of record of shares of our common stock, based upon the number of shares of Carrols Restaurant Group common stock outstanding and the number of record holders of Carrols Restaurant Group common stock on the date of this information statement. On April 2, 2012, Carrols Restaurant Group had 23,161,822 shares of its common stock outstanding, which includes the 954,525 shares issued in connection with the treatment of Carrols Restaurant Group stock awards as part of the spin-off. For a further description of the treatment of Carrols Restaurant Group stock based awards, see “—Treatment of Carrols Restaurant Group Stock Based Awards.”

The spin-off will not affect the number of outstanding Carrols Restaurant Group shares or any rights of Carrols Restaurant Group stockholders, although it may affect the market value of the outstanding Carrols Restaurant Group common stock. After the distribution date, Carrols Restaurant Group common stock will continue to be listed on The NASDAQ Global Market under the symbol “TAST.”

All of our capital stock is currently owned by Carrols, a wholly-owned subsidiary of Carrols Restaurant Group. There currently is no trading market for our common stock. Our common stock has been approved for listing on The NASDAQ Global Select Market and our common stock will trade on this exchange following the spin-off under the symbol “FRGI.” We expect that a limited market, commonly known as a “when-issued” trading market, will develop for our common stock on or shortly before the record date for the distribution. If trading begins on a “when-issued” basis, you may purchase or sell shares of our common stock through the distribution date, but your transaction will not settle until after the distribution date. We expect “regular way” trading of our common stock will begin on the first trading day after the completion of the spin-off. “Regular way” trading refers to trades that are settled through the regular settlement cycle, typically for securities such as our common stock on the third full trading day following the trade date. Neither we nor Carrols Restaurant Group can assure you as to the trading price of our common stock after the spin-off or whether the combined trading prices of our common stock and Carrols Restaurant Group’s common stock after the spinoff will be less than, equal to or greater than the trading prices of Carrols Restaurant Group’s common stock prior to the spin-off. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. See “Risk Factors—Risks Related to the Spin-off.”

The shares of our common stock distributed to Carrols Restaurant Group’s stockholders will be freely transferable, except for (i) shares received by individuals who are our affiliates and (ii) restricted stock issued in connection with the treatment of Carrols Restaurant Group stock based awards. For a further description of the treatment of Carrols Restaurant Group stock based awards, see “—Treatment of Carrols Restaurant Group Stock Based Awards.” Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of common stock received in the spin-off only pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration, including pursuant to Rule 144 under the Securities Act.

Rule 144 will generally be available for the resale of our common stock by affiliates once 90 days have elapsed from the date we become subject to the reporting requirements of the Exchange Act, which is the date when the registration statement of which this information statement forms a part becomes effective. Under Rule 144, provided certain conditions are satisfied, an affiliate may sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, and the availability of current public information about us. Carrols currently owns all of our outstanding shares of common stock. Upon completion of the spin-off, neither Carrols Restaurant Group nor Carrols will beneficially own any shares of our common stock. None of our directors or executive officers currently owns any shares of our common stock, but those who own shares of Carrols Restaurant Group will be treated the same as other holders of Carrols Restaurant Group common stock in any distribution by Carrols Restaurant Group and, accordingly, will receive shares of our common stock in the distribution.

Our Relationship with Carrols Restaurant Group Following the Spin-off

Prior to the spin-off, we will enter into the separation agreement with Carrols Restaurant Group and Carrols which will provide a framework for the relationship between Carrols Restaurant Group, Carrols and us following the spin-off, require cooperation between the parties to fulfill the terms of the spin-off and specify the terms and conditions of the spin-off. The separation agreement will also provide, subject to certain exceptions, that we will assume all of the liabilities and perform all of the obligations arising under or relating to the operation of the

Pollo Tropical and Taco Cabana brands whether incurred before or after the spin-off. The separation agreement will also contain certain mutual releases of liability and cross indemnification provisions customary for this type of transaction.

In addition to the separation agreement, we anticipate that simultaneous with or immediately prior to the completion of the spin-off, Carrols Restaurant Group, Carrols and us will enter into various ancillary agreements in connection with the spin-off, including, without limitation, a transition services agreement, a tax matters agreement and an employee matters agreement.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Carrols Restaurant Group.”

Conditions to the Spin-off

We expect that the spin-off will be effective on May 7, 2012. As provided in the separation agreement, the spin-off is subject to the satisfaction or the waiver of the following conditions:

•

The SEC having allowed our registration statement on Form 10, of which this information statement forms a part, to become effective under the Exchange Act, no stop order relating to the registration statement being in effect and this information statement having been mailed to stockholders of Carrols Restaurant Group.

•

Having received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution.

•

Receiving a private letter from the IRS confirming that distribution of our stock will be tax-free to Carrols Restaurant Group and the Carrols Restaurant Group stockholders for U.S. federal income tax purposes. Carrols Restaurant Group has received from the IRS such favorable ruling.

•

Carrols Restaurant Group having received the opinion of its tax advisor confirming that the distribution of our common stock to Carrols Restaurant Group’s stockholders should qualify as a tax-free distribution under Section 355 and related provisions of the Code, to Carrols Restaurant Group, the Carrols Restaurant Group stockholders and to us for U.S. federal income tax purposes.

•	Approval of the listing of our common stock on The NASDAQ Global Market, subject to official notice of issuance (our common stock has been approved for listing on The NASDAQ Global Select Market).

•

No order, injunction or decree having been issued by any court of competent jurisdiction preventing consummation of the spin-off or any of the other transactions contemplated by the separation agreement or any of the related agreements.

•

Having received all governmental and regulatory approvals and other consents necessary to consummate the spin-off, except where the failure to obtain such approvals or consents would not have a material adverse effect on the ability of the parties to complete the spin-off or on the business, assets, liabilities, condition or results of operations of Fiesta Restaurant Group, Carrols Restaurant Group, or its respective subsidiaries, taken as a whole.

•	Each of the ancillary agreements related to the spin-off will have been entered into before the spin-off and will not have been materially breached by the parties.

•	The spin-off will not violate or result in a breach of any law or material agreement.

•

The spin-off will not violate, conflict with or result in a breach (with or without the passage of time) of the terms of, or require a consent under, our revolving credit facility, Carrols LLC senior credit facility and the indenture governing the Fiesta Notes.

Other than as specifically described in the first, second, third and fifth bullet points above, we are not aware that any governmental approvals or other consents are necessary to consummate the distribution.

The fulfillment of the foregoing conditions will not create any obligation on Carrols Restaurant Group’s part to effect the spin-off. Carrols Restaurant Group has the right not to complete the spin-off if, at any time, Carrols Restaurant Group’s board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Carrols Restaurant Group or its stockholders or that market conditions are such that it is not advisable to separate Fiesta Restaurant Group from Carrols Restaurant Group.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, we expect that there will be two markets in Carrols Restaurant Group common stock: a “regular way” market and an “ex-distribution” market. Shares of Carrols Restaurant Group common stock that trade on the “regular way” market will trade with an entitlement to shares of Fiesta Restaurant Group common stock distributed pursuant to the spin-off. Shares that trade on the “ex-distribution” market will trade without an entitlement to shares of Fiesta Restaurant Group common stock distributed pursuant to the spin-off. Therefore, if you sell shares of Carrols Restaurant Group common stock in the “regular way” market up to and including through the distribution date, you will be selling your right to receive shares of Fiesta Restaurant Group common stock in the spin-off. If you own shares of Carrols Restaurant Group common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including on the distribution date, you will still receive the shares of Fiesta Restaurant Group common stock that you would be entitled to receive pursuant to your ownership of the shares of Carrols Restaurant Group common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including on the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Fiesta Restaurant Group common stock that will be distributed to Carrols Restaurant Group stockholders on the distribution date. If you owned shares of Carrols Restaurant Group common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of Fiesta Restaurant Group common stock, without the shares of Carrols Restaurant Group common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular way” trading will begin.

Material Changes to the Terms of the Spin-off

Whether or not the conditions to the spin-off are satisfied, until the distribution date, the board of directors of Carrols Restaurant Group retains the discretion to abandon the spin-off or to modify its terms, including the record date and the distribution date. If the Carrols Restaurant Group board determines to abandon the spin-off or make any material changes to the terms of the spin-off, Carrols Restaurant Group will notify Carrols Restaurant Group stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this information statement.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information about us and about the spin-off to Carrols Restaurant Group stockholders who will receive shares of our common stock in the spin-off. It is not and should not be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Carrols Restaurant Group. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor Carrols Restaurant Group undertake any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds to fund the development and growth of our business. The indenture governing the Fiesta Notes and our revolving credit facility limit, and debt instruments that we and our subsidiaries may enter into in the future may limit, our ability to pay dividends to our stockholders.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2011:

•	on an actual basis; and

•

on a pro forma basis as if the removal of certain lease financing obligations as described in “Unaudited Condensed Consolidated Pro Forma Financial Information,” included elsewhere in this information statement, occurred on that date.

You should read this table in conjunction with “Unaudited Condensed Consolidated Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the notes thereto included elsewhere in this information statement and the financial data set forth under “Selected Historical Financial and Operating Information.”

(Dollars in thousands, except per share data)	Actual	Pro Forma Adjustments		Pro Forma
Long-term debt, including current portion:
Lease financing obligations	$123,019	$(114,149	)(1)	$8,870
Capital leases	1,008	—		1,008
8.875% Senior Secured Second Lien Notes	200,000	—		200,000

Total long-term debt	324,027	(114,149)		209,878

Stockholder’s deficit:
Additional paid-in capital	3,345	—		3,345
Accumulated deficit (2)	(8,244)	(113	)(1)	(8,357)
Common Stock, par value $.01, authorized 100,000,000 shares, issued 23,161,822 shares and outstanding 22,727,422 shares (2)	227	—		227

Total stockholder’s deficit	(4,672)	(113)		(4,785)

Total capitalization	$319,355	$(114,262)		$205,093

(1)	Reflects the qualification for sale-leaseback treatment of leases, previously accounted for as financing leases in our consolidated financial statements appearing elsewhere in this information statement, which will result from either the termination of Carrols’ guarantee of our lease payments upon the completion of the spin-off or, with respect to the leases in which guarantees remain, the elimination of certain conditions upon the completion of the spin-off that caused these transactions to be accounted for as financing leases under FASB Accounting Standards Codification (the “ASC”) 840-40. Such leases have previously been accounted for as financing leases in our consolidated financial statements appearing elsewhere in this information statement because the Carrols guarantees are considered guarantees from a related party, a form of continuing involvement under ASC 840-40. Upon the spin-off, any remaining guarantees will no longer disqualify these transactions for sale-leaseback accounting due to the elimination of the related party relationship with Carrols. As a result of the qualification of prior sale-leaseback transactions (and the treatment of the underlying real property leases as operating leases), all of the respective assets subject to lease financing obligations and related liabilities are removed from the unaudited consolidated pro forma balance sheet. Accumulated deficit has been increased by a $0.1 million loss resulting from the qualification for sale-leaseback accounting of one of the aforementioned financing leases.
(2)	Reflects a 23,161.822 for one split of our outstanding common stock, which will occur prior to the distribution date.

SELECTED HISTORICAL FINANCIAL AND OPERATING INFORMATION

The following table sets forth our historical selected consolidated financial and operating information. The selected consolidated financial data for the fiscal year ended December 31, 2007 has been derived from our unaudited consolidated financial statements prepared in accordance with GAAP. The selected consolidated financial data for all other periods has been derived from our audited consolidated financial statements prepared in accordance with GAAP for each of the fiscal years ended December 31, 2008, 2009, 2010 and 2011, of which the audited consolidated financial statements for the fiscal years ended December 31, 2009, 2010 and 2011 are included elsewhere in this information statement.

The information in the following table should be read together with our audited consolidated financial statements as of December 31, 2010 and 2011, for the years ended December 31, 2009, 2010 and 2011, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this information statement.

(Dollars in thousands, except share and per share data)	Year ended December 31,
	2007	2008	2009	2010	2011
Statement of operations data:
Revenues:
Restaurant sales	$406,318	$423,344	$430,514	$437,538	$473,249
Franchise royalty revenues and fees	1,344	1,434	1,606	1,533	1,719

Total revenues	407,662	424,778	432,120	439,071	474,968
Costs and expenses:
Cost of sales	125,018	134,241	132,070	135,236	152,711
Restaurant wages and related expenses (including stock-based compensation expense of $211, $93, $88, $28 and $18, respectively)	110,919	116,070	120,105	122,519	129,083
Restaurant rent expense	15,357	16,968	17,437	16,620	16,930
Other restaurant operating expenses	57,911	63,268	60,384	60,041	61,877
Advertising expense	13,760	13,860	14,959	15,396	16,264
General and administrative (including stock-based compensation expense of $600, $970, $669, $974 and $1,690, respectively)	31,699	33,016	32,148	32,865	37,459
Depreciation and amortization	16,910	18,233	19,676	19,075	19,537
Impairment and other lease charges	1,823	5,371	2,284	6,614	2,744
Other expense (income) (1)	(347)	(580)	(799)	—	146

Total operating expenses	373,050	400,447	398,264	408,366	436,751

Income from operations	34,612	24,331	33,856	30,705	38,217
Interest expense	22,042	21,898	20,447	19,898	24,041

Income before income taxes	12,570	2,433	13,409	10,807	14,176
Provision for income taxes	4,652	1,103	5,045	3,764	4,635

Net income	$7,918	$1,330	$8,364	$7,043	$9,541

Per share data:
Basic and diluted net income per share (6)	$.34	$.06	$.36	$.30	$.41
Weighted average shares outstanding:
Basic and diluted weighted average common shares outstanding (6)	23,161,822	23,161,822	23,161,822	23,161,822	23,161,822
Other financial data:
Net cash provided from operating activities	$29,716	$26,302	$33,244	$32,529	$43,167
Net cash used for investing activities	(41,246)	(44,053)	(17,266)	(21,380)	(15,082)
Net cash provided from (used for) financing activities	11,257	17,792	(14,649)	(12,420)	(16,998)
Total capital expenditures	(42,520)	(44,172)	(16,127)	(23,398)	(22,865)

	As of December 31,
	2007	2008	2009	2010	2011
Balance sheet data:
Total assets	$343,078	$365,375	$360,125	$357,886	$370,166
Working capital	(7,267)	(6,492)	(6,744)	(8,453)	(9,064)
Long-term debt:
Due to parent company	$161,076	$174,000	$155,793	$138,756	$1,511
8.875% Senior Secured Second Lien Notes	—	—	—	—	200,000
Lease financing obligations	105,082	111,726	116,651	122,975	123,019
Capital leases	1,086	1,060	1,020	1,064	1,008

Total long-term debt	$267,244	$286,786	$273,464	$262,795	$325,538

Stockholder’s equity (deficit)	$41,174	$42,504	$50,868	$57,911	$(4,672)

	Year ended December 31,
	2007	2008	2009	2010	2011
(Dollars in thousands)
Operating statistics:
Total number of restaurants (at end of period)	231	245	247	246	249
Pollo Tropical:
Company-owned restaurants (at end of period)	84	91	91	91	91
Average number of company-owned restaurants	79.6	87.5	90.8	90.5	91.0
Revenues:
Restaurant sales	$167,458	$173,979	$176,525	$186,045	$208,115
Franchise royalty revenues and fees	1,097	1,145	1,315	1,248	1,410

Total revenues	168,555	175,124	177,840	187,293	209,525
Average annual sales per company-owned restaurant (2)	2,104	1,988	1,911	2,056	2,287
Adjusted Segment EBITDA (3)	27,659	22,765	25,322	30,062	35,567
Adjusted Segment EBITDA margin (4)	16.2%	13.0%	14.2%	16.1%	17.0%
Change in comparable company-owned restaurant sales (5)	1.4%	(1.0%)	(1.3%)	7.4%	9.9%
Taco Cabana:
Company-owned restaurants (at end of period)	147	154	156	155	158
Average number of company-owned restaurants	144.2	149.9	154.6	155.6	156.9
Revenues:
Restaurant sales	$238,860	$249,365	$253,989	$251,493	$265,134
Franchise royalty revenues and fees	247	289	291	285	309

Total revenues	239,107	249,654	254,280	251,778	265,443
Average annual sales per company-owned restaurant (2)	1,656	1,664	1,607	1,616	1,690
Adjusted Segment EBITDA (3)	26,961	25,653	30,452	27,334	26,785
Adjusted Segment EBITDA margin (4)	11.1%	10.3%	12.0%	10.9%	10.1%
Change in comparable company-owned restaurant sales (5)	0.2%	0.0%	(3.7%)	0.3%	3.7%

(1)	Other income in 2007 includes gains of $0.3 million related to the sale of one Taco Cabana property. Other income in 2008 resulted from a Taco Cabana insurance gain of $0.5 million related to Hurricane Ike and a $0.1 million gain on a sale of a Taco Cabana property. Other income in 2009 resulted from a Taco Cabana insurance gain of $0.6 million related to Hurricane Ike and $0.2 million gain on a sale of a Taco Cabana non-operating property. Other expense in 2011 resulted from a loss of $0.1 million from the sale of a Taco Cabana restaurant property in a sale-leaseback transaction.
(2)

Average annual sales per restaurant are derived by dividing restaurant sales for the applicable segment by the average number of company-owned and operated restaurants. For comparative purposes, the calculation of average annual sales per restaurant is based on a 52-week fiscal year. For purposes of calculating average annual sales per restaurant for 2009, a 53-week fiscal year, we have excluded restaurant sales data for the extra week in 2009.
(3)	Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense. A reconciliation of Adjusted Segment EBITDA to consolidated net income is presented below:

	Year ended December 31,
(Dollars in thousands)	2007	2008	2009	2010	2011
Adjusted Segment EBITDA
Pollo Tropical	$27,303	$22,765	$25,322	$30,062	$35,567
Taco Cabana	26,506	25,653	30,452	27,334	26,785
Less:
Depreciation and amortization	16,910	18,233	19,676	19,075	19,537
Impairment and other lease charges	1,823	5,371	2,284	6,614	2,744
Interest expense	22,042	21,898	20,447	19,898	24,041
Provision for income taxes	4,652	1,103	5,045	3,764	4,635
Stock-based compensation	811	1,063	757	1,002	1,708
Other expense (income)	(347)	(580)	(799)	—	146

Net income	$7,918	$1,330	$8,364	$7,043	$9,541

(4)	Adjusted Segment EBITDA margin is derived by dividing Adjusted Segment EBITDA by the total revenues applicable to the segment.
(5)	Restaurants are included in comparable restaurant sales after they have been open for 18 months. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week fiscal year. For purposes of calculating the changes in comparable restaurant sales for 2009, a 53-week fiscal year, we have excluded restaurant sales data for the extra week in 2009.
(6)	Basic and diluted weighted average common shares outstanding reflect a 23,161.822 for one split of our outstanding common stock, which will occur prior to the distribution date.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The following unaudited condensed consolidated pro forma financial information has been derived from the application of pro forma adjustments to our historical consolidated financial statements. The unaudited condensed consolidated pro forma balance sheet as of December 31, 2011 gives effect to the qualification for sale-leaseback accounting of certain real property leases (and the treatment of such leases as operating leases) due to the cure or elimination of certain provisions that previously precluded sale-leaseback accounting and caused these transactions to be accounted under the financing method under ASC Section 840-40 Leases—Sale-leaseback Transactions (“ASC Section 840-40”) as if such events occurred as of such date. The unaudited condensed consolidated pro forma statement of operations for the year ended December 31, 2011 gives effect to the qualification for sale-leaseback accounting of certain real property leases (and the treatment of such leases as operating leases) due to the cure or elimination of certain provisions that previously precluded sale-leaseback accounting and caused these transactions to be accounted under the financing method under ASC Section 840-40 as if such events occurred as of January 1, 2011. For a more detailed discussion of our lease financing obligations, see Note 9 to our consolidated financial statements that are included elsewhere in this information statement.

The unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2011 also give effect to the issuance in August 2011 of $200.0 million of Fiesta Notes as if such issuance occurred as of January 1, 2011.

The following unaudited condensed consolidated pro forma financial information gives effect to the qualification for sale-leaseback accounting of certain real property leases and the issuance of the Fiesta Notes as set forth above but does not give effect to the completion of the spin-off. There can be no assurance that the spin-off will be consummated. For a more detailed discussion of the spin-off, see “The Spin-Off.”

The unaudited condensed consolidated pro forma financial statements should be read in conjunction with our historical consolidated financial statements and notes thereto that are included elsewhere in this information statement.

Pro forma adjustments to historical financial information include adjustments that we deem reasonable and appropriate and are factually supported based on currently available information. These unaudited condensed consolidated pro forma financial statements are included for comparative purposes only, and may not be indicative of what actual results would have been had the refinancing transactions and the qualification for sale-leaseback accounting of certain real property leases (and the treatment of such leases as operating leases) in connection with the spin-off, occurred on the dates described above. The unaudited condensed consolidated pro forma financial statements do not purport to present our financial results for future periods.

FIESTA RESTAURANT GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

December 31, 2011

(Dollars in thousands, except per share amounts)	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$13,670			$13,670
Trade receivables	4,842			4,842
Inventories	2,264			2,264
Prepaid rent	2,397			2,397
Prepaid expenses and other current assets	2,660			2,660
Deferred income taxes	1,776			1,776

Total current assets	27,609	—		27,609
Property and equipment, net	195,122	(81,105	)(1)	114,017
Goodwill	123,484			123,484
Intangible assets, net	301			301
Deferred income taxes	11,659			11,659
Deferred financing fees	6,908			6,908
Other assets	5,083	(1,683	)(1)	3,400

Total assets	$370,166	$(82,788)		$287,378

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$59			$59
Due to parent company	1,511			1,511
Accounts payable	7,515			7,515
Accrued interest	7,152			7,152
Accrued payroll, related taxes and benefits	12,154			12,154
Accrued real estate taxes	3,197			3,197
Other liabilities	5,085			5,085

Total current liabilities	36,673	—		36,673
Long-term debt, net of current portion	200,949			200,949
Due to parent company	—			—
Lease financing obligations	123,019	(114,149	)(1)	8,870
Deferred income—sale-leaseback of real estate	4,055	31,474	(1)	35,529
Other liabilities	10,142			10,142

Total liabilities	374,838	(82,675)		292,163
Commitments and contingencies
Stockholder’s deficit:
Common stock, par value $.01; authorized 100,000,000 shares, issued 23,161,822 shares and outstanding 22,727,422 shares (2)	227			227
Additional paid in capital	3,345			3,345
Accumulated deficit (2)	(8,244)	(113	)(1)	(8,357)

Total stockholder’s deficit	(4,672)	(113)		(4,785)

Total liabilities and stockholder’s deficit	$370,166	$(82,788)		$287,378

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

(1)	Reflects the qualification for sale-leaseback treatment of leases previously accounted for as financing leases in our standalone consolidated financial statements, which will result from either the termination of Carrols’ guarantee of our lease payments upon the completion of the spin-off (with respect to property of $38.0 million and lease financing obligations totaling $50.8 million) or, with respect to the leases in which guarantees remain or where Carrols is the primary lessee on a limited number of our restaurant leases (with property of $43.1 million and lease financing obligations totaling $63.4 million), the elimination of certain conditions upon the completion of the spin-off that resulted in the treatment as financing leases under ASC 840-40. Such leases have previously been accounted for as financing leases in our standalone consolidated financial statements appearing elsewhere in this information statement because the Carrols guarantees are considered guarantees from a related party, a form of continuing involvement under ASC 840-40. Upon completion of the spin-off, any remaining guarantees will no longer disqualify these transactions for sale-leaseback accounting due to the elimination of the related party relationship with Carrols. As a result of the qualification of prior sale-leaseback transactions (and the treatment of the underlying real property leases as operating leases), all of the respective assets subject to lease financing obligations and related liabilities are removed from the unaudited condensed consolidated pro forma balance sheet, including $1.7 million of deferred financing costs included in other assets. The unaudited condensed consolidated pro forma balance sheet includes recognition of deferred gains from the qualified sale-leaseback transactions which will be amortized as an adjustment to rent expense over the remaining term of the underlying leases.
(2)	Reflects a 23,161.822 for one split of our outstanding common stock, which will occur prior to the distribution date.

FIESTA RESTAURANT GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

Year ended December 31, 2011

(Dollars in thousands)	Historical	Pro Forma Adjustments		Pro Forma
Revenues:
Restaurant sales	$473,249	$—		$473,249
Franchise royalty revenues and fees	1,719			1,719

Total revenues	474,968	—		474,968

Costs and Expenses:
Cost of sales	152,711			152,711
Restaurant wages and related expenses (including stock-based compensation expense of $18)	129,083			129,083
Restaurant rent expense	16,930	8,120	(1)	25,050
Other restaurant operating expenses	61,877			61,877
Advertising expense	16,264			16,264
General and administrative (including stock-based compensation expense of $1,690)	37,459			37,459
Depreciation and amortization	19,537	(2,073	)(2)	17,464
Impairment and lease charges	2,744			2,744
Other expense	146			146

Total operating expenses	436,751	6,047		442,798

Income from operations	38,217	(6,047)		32,170
Interest expense	24,041	(3,416	)(3)	20,625

Income before income taxes	14,176	(2,631)		11,545
Provision for income taxes	4,635	(1,052	)(4)	3,583

Net income	$9,541	$(1,579)		$7,962

FIESTA RESTAURANT GROUP, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

(1)	Reflects the increase in rent expense resulting from the qualification for sale-leaseback treatment of leases, previously accounted for as financing leases in our consolidated financial statements appearing elsewhere in this information statement, which will result from either the termination of Carrols’ guarantee of our lease payments upon the completion of the spin-off or, with respect to the leases in which guarantees remain or where Carrols is the primary lessee on a limited number of our restaurant leases, the elimination of certain conditions upon the completion of the spin-off that resulted in the treatment as financing leases under ASC 840-40. Such leases have previously been accounted for as financing leases in our standalone consolidated financial statements appearing elsewhere in this information statement because the Carrols guarantees are considered guarantees from a related party, a form of continuing involvement under ASC 840-40. Upon the spin-off, any remaining guarantees will no longer disqualify these transactions for sale-leaseback accounting due to the elimination, in accordance with ASC 840-40, of the related party relationship with Carrols. The following table summarizes the components of total incremental rent expense for the respective periods:

(Dollars in thousands)	Year ended December 31, 2011
Increase in rent expense for treatment as operating leases	$10,566
Amortization of deferred gains resulting from qualification for sale-leaseback treatment	(2,446)

$8,120

(2)	Reflects the reduction in depreciation expense of $2.1 million for the year ended December 31, 2011, resulting from the removal of $83.2 million of property as of January 1, 2011, due to the qualification for sale-leaseback treatment of leases previously accounted for as financing leases in our standalone consolidated financial statements as discussed in footnote 1 above.
(3)	Reflects the reduction in interest expense of $3.4 million for the year ended December 31, 2011. The following table summarizes the components of total incremental interest expense for the respective periods:

Year ended December 31, 2011
Interest on Fiesta Notes and senior credit facility	$10,765
Amortization of deferred financing fees associated with Fiesta Notes	898
Reversal of previously allocated interest on amounts due to parent	(4,715)
Reversal of previously recorded interest on lease financing obligations	(10,364)

$(3,416)

(4)	The income tax benefit related to the pre-tax effects of pro forma adjustments is based an incremental tax rate of 40%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Introduction

The following MD&A is written to help the reader understand our company. The MD&A is provided as a supplement to, and should be read in conjunction with our Consolidated Financial Statements and the accompanying financial statement notes. The overview provides our perspective on the individual sections of MD&A, which include the following:

Company Overview—a general description of our business and our key financial measures.

Recent and Future Events Affecting Our Results of Operations—a description of recent events that affect, and future events that may affect, our results of operations.

Executive Summary—an executive review of our financial results for the year ended December 31, 2011.

Results of Operations—an analysis of our results of operations for the years ended December 31, 2011, 2010 and 2009 including a review of the material items and known trends and uncertainties.

Liquidity and Capital Resources—an analysis of historical information regarding our sources of cash and capital expenditures, the existence and timing of commitments and contingencies, changes in capital resources and a discussion of cash flow items affecting liquidity.

Application of Critical Accounting Policies – an overview of accounting policies requiring critical judgments and estimates.

Effects of New Accounting Standards—a discussion of new accounting standards and any implications related to our financial statements.

Company Overview

We own and operate two quick-casual restaurant brands, Pollo Tropical® and Taco Cabana® which we acquired in 1998 and 2000, respectively. Our Pollo Tropical restaurants offer a wide selection of tropical and Caribbean inspired food, while our Taco Cabana restaurants offer a wide selection of fresh Tex-Mex and traditional Mexican food. Our differentiated brands are positioned within the quick-casual restaurant segment, which combines the convenience and value of quick-service restaurants with the menu variety, use of fresh ingredients, food quality, decor and service more typical of casual dining restaurants. As of January 1, 2012, our company-owned restaurants included 91 Pollo Tropical restaurants and 158 Taco Cabana restaurants.

We franchise our Pollo Tropical restaurants and as of January 1, 2012, we had 31 franchised restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad, the Bahamas, Venezuela and on college campuses in Florida. We also have agreements for the future development of franchised Pollo Tropical restaurants in Panama, Tobago, Aruba, Curacao, Bonaire and Costa Rica. Although we are not actively franchising our Taco Cabana restaurants, we had five Taco Cabana franchised restaurants at January 1, 2012, located in the United States.

The following is an overview of the key financial measures discussed in our results of operations:

•

Restaurant sales consist of food and beverage sales, net of discounts, at our company-owned and operated restaurants. Restaurant sales are influenced by menu price increases, new restaurant openings, closures of restaurants and changes in comparable restaurant sales. Restaurants are included in comparable restaurant sales after they have been open for 18 months. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. For purposes of calculating the changes in comparable restaurant sales for 2009, a 53-week year, we have excluded restaurant sales for the extra week of 2009.

•

Cost of sales consists of food, paper and beverage costs including packaging costs, less purchase discounts. Cost of sales is generally influenced by changes in commodity costs, the sales mix of items sold and the effectiveness of our restaurant-level controls to manage food and paper costs. Key commodities, including chicken and beef, are generally purchased under contracts for future periods up to one year.

•

Restaurant wages and related expenses include all restaurant management and hourly productive labor costs, employer payroll taxes, restaurant-level bonuses and related benefits. Payroll and related taxes and benefits are subject to inflation, including minimum wage increases and increased costs for health insurance, workers’ compensation insurance and state unemployment insurance.

•	Restaurant rent expense includes base rent and contingent rent on our leases characterized as operating leases, reduced by the amortization of gains on sale-leaseback transactions.

•	Other restaurant operating expenses include all other restaurant-level operating costs, the major components of which are utilities, repairs and maintenance, real estate taxes and credit card fees.

•	Advertising expense includes all promotional expenses including television, radio, billboards and other sponsorships and promotional activities.

•

General and administrative expenses are comprised primarily of (1) salaries and expenses associated with the development and support of our brands and the management oversight of the operation of our restaurants; (2) legal, auditing and other professional fees and stock-based compensation expense; and (3) allocated costs based on our pro-rata share of Carrols’ expenses for executive management, administrative support services and stock-based compensation expense.

•

Adjusted Segment EBITDA, which is the measure of segment profit or loss used by our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance, is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense, other income and expense and gains and losses on the extinguishment of debt. Adjusted Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

•

Depreciation and amortization expense primarily includes the depreciation of fixed assets, including equipment, owned buildings and leasehold improvements utilized in our restaurants and the depreciation of assets under lease financing obligations.

•

Impairment and other lease charges are determined through our assessment of the recoverability of property and equipment and intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. A potential impairment charge is evaluated whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Lease charges are recorded for our obligations under the related leases for closed locations net of estimated sublease recoveries.

•

Interest expense, subsequent to August 5, 2011 consists of interest expense associated with our $200 million of 8.875% Senior Secured Second Lien Notes due 2016, borrowings under our senior secured bank credit facility, the amortization of deferred financing costs, imputed interest expense on leases entered into in connection with sale-leaseback transactions which are accounted for as lease financing obligations and any gains and losses from the settlement of lease financing obligations. Prior to August 5, 2011, interest expense included an allocation of interest expense due to Carrols, based on amounts due to Carrols in each respective period.

Recent and Future Events Affecting our Results of Operations

Spin-off of Fiesta Restaurant Group

If the spin-off is consummated, our common stock will be distributed in the form of a pro rata dividend to the stockholders of Carrols Restaurant Group, and we would continue to own and operate our Pollo Tropical and Taco Cabana businesses. Carrols Restaurant Group would continue to own and operate its franchised Burger King restaurants through its subsidiaries Carrols and Carrols LLC.

Although we expect to complete the spin-off in April 2012, there can be no assurance that we will complete the spin-off by then or at all. Our historical consolidated financial information does not reflect all of the costs and expenses that will be incurred by us as an independent company, including, but not limited to, costs related to being a public company, directors and officers life insurance and other governance related costs, external audit costs and investor relations expenses. We expect that our overall costs will increase as a result of the spin-off.

Refinancing of Outstanding Indebtedness

On August 5, 2011, we and Carrols LLC each entered into new and independent financing arrangements, the proceeds from which were used to distribute funds to Carrols to enable Carrols to repay its existing indebtedness, as well as to pay all related fees and expenses.

On August 5, 2011 we sold $200 million of Fiesta Notes and entered into a $25 million senior secured revolving credit facility which was undrawn at closing. Effective with the issuance of the Fiesta Notes, amounts due to Carrols at August 5, 2011 were repaid and we will be independently funding our operations including payment to Carrols for our pro-rata share for executive management and administrative support provided by Carrols to us.

In connection with the sale of $200 million of the Fiesta Notes, we and certain of our subsidiaries entered into a registration rights agreement dated as of August 5, 2011, with Wells Fargo Securities, LLC and Jefferies & Company, Inc. In general, the registration rights agreement provides that we and certain of our subsidiaries agreed to file, and cause to become effective, a registration statement with the SEC in which we offer the holders of the Fiesta Notes the opportunity to exchange such notes for newly issued notes that have terms which are identical to the Fiesta Notes that are registered under the Securities Act, which we refer to as the “exchange notes.” Under the registration rights agreement, we will be required to file a registration statement for the exchange notes with the SEC within 270 days of August 5, 2011 and will be required to consummate the exchange of the Fiesta Notes for exchange notes within 360 days of August 5, 2011.

Lease Financing Obligations

We have previously entered into sale-leaseback transactions where Carrols Restaurant Group or Carrols guaranteed our related lease payments on an unsecured basis for 66 restaurants, or is the primary lessee on five of our restaurant leases. Such leases have been accounted for as financing leases in our standalone consolidated financial statements because the Carrols guarantees are considered guarantees from a related party, a form of continuing involvement under ASC 840-40, which precludes sale-leaseback accounting in our consolidated standalone financial statements. Under the financing method, the assets remain on our balance sheet and continue to be depreciated and the proceeds we received from these transactions are recorded as a lease financing obligation. Rental payments under these leases are recorded as payments of imputed interest and deemed principal on the underlying financing obligations, rather than rent expense.

Upon the completion of the spin-off, we expect that a significant number of these financing leases will qualify for sale-leaseback accounting treatment by either the termination of Carrols’ guarantee of our lease payments upon the completion of the spin-off or, with respect to the leases in which guarantees remain, or where

Carrols is the primary lessee on a limited number of our restaurant leases, the elimination of the conditions that resulted in the treatment as financing leases. Upon the completion of the spin-off, any remaining guarantees will no longer disqualify these transactions for sale-leaseback accounting due to the elimination, in accordance with ASC 840-40, of the related party relationship with Carrols. As a result of these leases qualifying for sale-leaseback treatment, we expect that our lease financing obligations would have been reduced by $114.1 million and assets subject to lease financing obligations would be reduced by $81.1 million at January 1, 2012 if the spin-off had been completed at that date. See “Unaudited Condensed Consolidated Pro Forma Financial Information.”

Future Restaurant Closures

We evaluate the performance of our restaurants on an ongoing basis including an assessment of the current and future operating results of the restaurant and the cost of any necessary future capital improvements. We may elect to close restaurants based on such evaluation. In 2011 we closed two underperforming Pollo Tropical restaurants and one underperforming Taco Cabana restaurant. On March 27, 2012, we closed our five Pollo Tropical restaurants located in New Jersey, after an evaluation of the performance of the individual restaurants, the New Jersey market in general, and our other development alternatives, which resulted in our decision to not pursue any further expansion in this market. As a result of the closing of these Pollo Tropical restaurants, we expect to record additional impairment and other lease charges in the first quarter of 2012 ranging from $5.6 million to $6.1 million. These charges include expected asset impairments of $4.2 million and expected other lease charges ranging from $1.4 million to $1.9 million, for the accrual of expected lease liabilities, net of estimated sublease recoveries. In the first quarter of 2012 we also closed one Taco Cabana restaurant at the end of its lease term. We do not anticipate any material impairment charges due to the closure of this Taco Cabana restaurant. We also do not anticipate any additional restaurant closures in 2012.

We do not believe that the future impact on our consolidated results of operations from other restaurant closures will be material, although there can be no assurance in this regard. Our determination of whether to close restaurants in the future is subject to further evaluation and may change.

Executive Summary—Operating Performance for the Year Ended December 31, 2011

Total revenues increased 8.2% to $475.0 million from $439.1 million in 2010. Comparable restaurant sales increased 9.9% at our Pollo Tropical restaurants and increased 3.7% at our Taco Cabana restaurants. The comparable restaurant sales increase at our Pollo Tropical restaurants was due to higher customer traffic and, to a lesser extent, an increase in average check. The comparable restaurant sales increase at our Taco Cabana restaurants was driven by an increase in average check.

Restaurant operating margins were negatively impacted in 2011 by higher food costs at each of our restaurant brands as cost of sales, as a percentage of total restaurant sales, increased 1.4% to 32.3% compared to 2010. Commodity cost increases were partially offset by menu price increases taken later in 2010 and in 2011. As a percentage of total restaurant sales, restaurant wages and related expenses decreased to 27.3% in 2011 from 28.0% in 2010 due primarily to the effect of higher sales volumes on fixed labor costs. Operating margins were also favorably impacted by lower utility costs which, as a percentage of total restaurant sales, decreased to 3.5% in 2011 from 3.9% in 2010, and the effect of higher sales volumes on fixed operating costs including rent.

General and administrative expenses increased to $37.5 million from $32.9 million in 2010 due primarily to higher administrative bonus accruals, higher stock-based compensation expense and our allocated portion of the costs and related expenses incurred by Carrols in connection with our planned spin-off.

Total interest expense increased $4.1 million to $24.0 million in 2011 due to our refinancing activities in the third quarter which included our issuance of the Fiesta Notes.

Our effective income tax rate decreased to 32.7% in 2011 from 34.8% in 2010 due primarily to an increase in employment related tax credits in 2011.

As a result of the above, net income in 2011 increased to $9.5 million compared to $7.0 million in 2010.

Results of Operations

The following table sets forth, for the years ended December 31, 2011, 2010 and 2009, selected operating results as a percentage of consolidated restaurant sales:

	Year Ended December 31,
	2011	2010	2009
Restaurant sales:
Pollo Tropical	44.0%	42.5%	41.0%
Taco Cabana	56.0%	57.5%	59.0%

Total restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of sales	32.3%	30.9%	30.7%
Restaurant wages and related expenses	27.3%	28.0%	27.9%
Restaurant rent expense	3.6%	3.8%	4.1%
Other restaurant operating expenses	13.1%	13.7%	14.0%
Advertising expense	3.4%	3.5%	3.5%
General and administrative expenses	7.9%	7.5%	7.5%

Fiscal 2011 (52 weeks) Compared to Fiscal 2010 (52 weeks)

In 2011, we opened two new Pollo Tropical restaurants and four new Taco Cabana restaurants. During the same period we closed two Pollo Tropical restaurants and one Taco Cabana restaurant.

Restaurant Sales. Total restaurant sales in 2011 increased 8.2% to $473.2 million from $437.5 million in 2010.

Pollo Tropical restaurant sales increased 11.9% to $208.1 million due primarily to an increase in comparable restaurant sales of 9.9% resulting from an increase in customer traffic of approximately 8.0% and a 1.9% increase in average check. The effect of menu price increases in 2011 was 1.5%. In addition, four restaurants opened since the beginning of 2010 contributed $5.9 million in additional sales in 2011.

Taco Cabana restaurant sales increased 5.4% to $265.1 million due primarily to a 3.7% increase in comparable restaurant sales resulting from an increase in average check of 4.4% compared to 2010. The effect of menu price increases in 2011 was 2.9%. In addition, five restaurants opened since the beginning of 2010 contributed $5.6 million in additional sales in 2011.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Pollo Tropical cost of sales increased to 33.4% in 2011 from 32.3% in 2010 due primarily to higher commodity prices (1.4%) including chicken (0.8%), and fuel surcharges, partially offset by favorable menu item sales mix shifts and the effect of menu price increases. Pollo Tropical restaurant wages and related expenses decreased to 23.6% in 2011 from 24.7% in 2010 due primarily to the effect of higher sales volumes on fixed labor costs and by lower workers compensation claim costs (0.5%). Pollo Tropical other restaurant operating expenses decreased to 12.5% in 2011 from 13.0% in 2010 due primarily to lower real estate taxes (0.3%), lower utility costs and the effect of higher sales volumes on other fixed operating costs. Pollo Tropical advertising expense was 2.8% in both 2011 and 2010.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Taco Cabana cost of sales increased to 31.4% in 2011 from 29.9% in 2010 due primarily to higher commodity prices (2.1%) including beef fajita price increases (0.9%), partially offset by the effect of menu price increases taken since the beginning of 2010. Taco Cabana restaurant wages and related expenses decreased to 30.2% in 2011 from 30.5% in 2010 due primarily to the effect of higher sales volumes on fixed labor costs and lower medical claim costs (0.3%). Taco Cabana other restaurant operating expenses decreased to

13.5% in 2011 from 14.3% in 2010 due primarily to lower utility costs (0.4%), the reduction of operating supply costs and the effect of higher sales volumes on other fixed operating costs. Taco Cabana advertising expense decreased slightly to 4.0% in 2011 from 4.1% in 2010.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, decreased to 3.6% in 2011 from 3.8% in 2010 due primarily to the effect of sales increases at our restaurants on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses increased $4.6 million in 2011 to $37.5 million and, as a percentage of total restaurant sales, increased to 7.9% from 7.5% in 2010 due in part to an increase of $1.2 million in performance-based administrative bonus accruals and higher allocated stock-based compensation expense of $0.7 million. General and administrative expenses included total allocated Carrols’ corporate expenses for executive management, information systems and certain accounting, legal and other administrative functions of $11.0 million and $9.1 million for 2011 and 2010, respectively, including costs and related expenses of $0.9 million incurred in connection with our planned spin-off.

Adjusted Segment EBITDA. As a result of the factors above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $35.6 million in 2011 from $30.1 million in 2010. Adjusted Segment EBITDA for our Taco Cabana restaurants decreased to $26.8 million in 2011 from $27.3 million in 2010.

Depreciation and Amortization. Depreciation and amortization expense increased to $19.5 million in 2011 from $19.1 million in 2010 due primarily from our capital expenditures in 2011 of $22.9 million.

Impairment and Other Lease Charges. In 2011 we recorded total impairment and other lease charges of $2.7 million which included other lease charges of $1.2 million associated with five closed Pollo Tropical restaurants, $0.2 million of lease charges for two closed Taco Cabana restaurants and a $1.3 million impairment charge for an underperforming Pollo Tropical restaurant.

In 2010 we recorded total impairment and other lease charges of $6.6 million which included impairment charges of $3.9 million for four underperforming Pollo Tropical restaurants and $1.4 million for two underperforming Taco Cabana restaurants. We also recorded other lease charges of $0.7 million for non-operating Pollo Tropical restaurant properties and $0.5 million for non-operating Taco Cabana restaurant properties.

Interest Expense. Total interest expense increased $4.1 million to $24.0 million in 2011 due primarily to higher debt balances resulting from our refinancing in the third quarter of 2011. Interest expense on lease financing obligations increased to $11.3 million in 2011 from $10.9 million in 2010.

Provision for Income Taxes. The effective tax rate for 2011 decreased to 32.7% from 34.8% in 2010 due primarily from higher Work Opportunity Tax Credits and the HIRE act retention tax credit in 2011.

Net Income. As a result of the foregoing, net income was $9.5 million in 2011 compared to $7.0 million in 2010.

Fiscal 2010 (52 Weeks) Compared to Fiscal 2009 (53 weeks)

In 2010 we opened two new Pollo Tropical restaurants and one new Taco Cabana restaurant. In 2010 we also closed two Pollo Tropical restaurants and two Taco Cabana restaurants. The 2010 fiscal year contained 52 weeks compared to 53 weeks in 2009. The effect of the additional week in 2009 resulted in additional restaurant sales of $7.2 million, operating income of approximately $1.7 million and net income of approximately $1.1 million.

Restaurant Sales. Total restaurant sales increased in 2010 to $437.5 million from $430.5 million in 2009, which included $7.2 million of additional restaurant sales from the additional week in 2009. On a comparable 52 week basis, restaurant sales increased 3.4%.

Pollo Tropical restaurant sales were $186.0 million and increased $9.5 million in 2010, net of a $2.9 million decrease from one less week than in 2009. On a comparable 52 week basis, Pollo Tropical restaurant sales increased 7.2% due to an increase in comparable restaurant sales of 7.4% attributable to higher customer traffic. There were no menu price increases in 2010. The average check in 2010 at our Pollo Tropical restaurants decreased 3.0% which reflected the effect of menu mix changes and product promotions.

Taco Cabana restaurant sales were $251.5 million and decreased $2.5 million in 2010, including a $4.3 million decrease from one less week in 2009. On a comparable 52 week basis, Taco Cabana restaurant sales increased 0.7% due primarily to an increase in comparable restaurant sales in 2010 of 0.3% attributable to higher customer traffic. The effect of menu price increases taken in 2010 was approximately 1.2% in 2010 although our average check at our Taco Cabana restaurants decreased 0.9% in 2010 compared to 2009 reflecting the effect of menu mix changes and product promotions.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Pollo Tropical cost of sales decreased to 32.3% in 2010 from 33.0% in 2009 due primarily to lower commodity prices (0.3%), including lower rice and chicken prices, and higher margins on new menu items compared to the prior year, partially offset by higher promotional discounting. Pollo Tropical restaurant wages and related expenses decreased to 24.7% in 2010 from 24.9% in 2009 due primarily to the effect of higher sales volumes on fixed labor costs partially offset by higher workers compensation claim costs (0.2%). Pollo Tropical other restaurant operating expenses decreased to 13.0% in 2010 from 13.8% in 2009 due primarily to lower utility costs (0.8%) and the effect of higher sales volumes on fixed operating costs, partially offset by higher repair and maintenance expenses associated with upgrading our restaurants (0.2%). Pollo Tropical advertising expense increased to 2.8% in 2010 from 2.7% in 2009 due to higher media spending in 2010.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Taco Cabana cost of sales increased to 29.9% in 2010 from 29.0% in 2009 due primarily to lower margins on menu item promotions in 2010 (0.5%) and higher commodity prices, including cheese and produce, (0.5%), partially offset by the effect of menu price increases in 2010. Taco Cabana restaurant wages and related expenses increased to 30.5% in 2010 from 30.0% in 2009 due primarily to the effect of wage rate increases on relatively flat sales volumes and higher workers compensation and medical claim costs (0.3%). Taco Cabana other restaurant operating expenses increased to 14.3% in 2010 from 14.2% in 2009 as higher repair and maintenance and other related costs to upgrade our restaurants were partially offset by lower utility costs (0.2%). Taco Cabana advertising expense increased slightly to 4.1% in 2010 from 4.0% in 2009.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, decreased to 3.8% in 2010 from 4.1% in 2009 due primarily to the effect of sales increases at our Pollo Tropical restaurants on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses increased $0.7 million in 2010 to $32.9 million and, as a percentage of total restaurant sales, were 7.5% in both 2010 and 2009. The increase in 2010 was due to higher salary costs of $1.0 million. General and administrative expenses include total allocated Carrols’ corporate expenses for executive management, information systems, stock-based compensation expense and certain accounting, legal and other administrative functions of $10.1 million and $10.4 million for the years ended December 31, 2010 and 2009, respectively.

Adjusted Segment EBITDA. As a result of the factors set forth above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $30.1 million in 2010 from $25.3 million in 2009. Adjusted Segment EBITDA for our Taco Cabana restaurants decreased to $27.3 million from $30.5 million in 2009.

Depreciation and Amortization. Depreciation and amortization expense decreased to $19.1 million from $19.7 million in 2009 due primarily to lower depreciation associated with our Taco Cabana restaurants.

Impairment and Other Lease Charges. Impairment and other lease charges were $6.6 million in 2010 compared to $2.3 million in 2009. Impairment and other lease charges in 2010 related to our Pollo Tropical restaurants were $4.7 million in 2010 and included $3.2 million for three underperforming Pollo Tropical restaurants, $0.7 million to reduce the fair market value of a previously impaired Pollo Tropical restaurant and $0.7 million in additional lease charges for non-operating Pollo Tropical properties. Impairment and other lease charges in 2010 related to our Taco Cabana restaurants were $1.9 million in 2010 and included $1.1 million for an underperforming Taco Cabana restaurant, $0.3 million to reduce the fair market value of a previously impaired Taco Cabana restaurant and $0.5 million in additional lease charges for non-operating Taco Cabana restaurant properties.

Interest Expense. Total interest expense decreased $0.5 million to $19.9 million in 2010 from $20.4 million in 2009 due to a reduction in our total outstanding indebtedness, including amounts due to Carrols, since the beginning of 2009. Interest expense on lease financing obligations increased to $10.9 million in 2010 compared to $10.6 million in 2009.

Provision for Income Taxes. The effective tax rate for 2010 decreased to 34.8% from 37.6% in 2009 due in part to higher Work Opportunity Tax Credits in 2010 and the effect of this increase on lower consolidated pretax income in 2010 compared to 2009.

Net Income. As a result of the foregoing, net income was $7.0 million in 2010 compared to $8.4 million in 2009.

Liquidity and Capital Resources

We do not have significant receivables or inventory and receive trade credit based upon negotiated terms in purchasing food products and other supplies. We are able to operate with a substantial working capital deficit because:

•	restaurant operations are primarily conducted on a cash basis;

•	rapid turnover results in a limited investment in inventories; and

•	cash from sales is usually received before related liabilities for food, supplies and payroll become due.

Since 2009, our spending on new restaurant development was limited in order to utilize our free cash flow to reduce Carrols’ outstanding indebtedness and financial leverage as well as reduce our amounts due to Carrols, prior to our financing in August 2011. We have continued to moderate new restaurant growth in 2011.

On August 5, 2011, we and Carrols LLC each entered into new and independent financing arrangements, the proceeds from which were used to distribute funds to Carrols to enable Carrols to repay its existing indebtedness, as well as to pay accrued interest and all related fees and expenses. On August 5, 2011 we sold $200 million of the Fiesta Notes and entered into a $25 million senior secured revolving credit facility which was undrawn at closing. Excess cash generated from the financings was approximately $9.5 million, including the disbursement of funds prior to the spin-off to Fiesta Restaurant Group and Carrols LLC. In January 2012, Carrols disbursed $2.5 million of the excess cash from the financings to us and the balance to Carrols LLC.

Interest payments under our debt obligations, capital expenditures and payments related to our lease obligations represent significant liquidity requirements for us. We believe cash generated from our operations, availability of borrowing under our revolving credit facility and proceeds from any sale-leaseback transactions which we may choose to do will provide sufficient cash availability to cover our anticipated working capital needs, capital expenditures and debt service requirements for the next twelve months.

Operating activities. Net cash provided from operating activities for the years ended December 31, 2011, 2010 and 2009 was $43.2 million, $32.5 million and $33.2 million, respectively. Net cash provided by operating activities in 2011 increased $10.6 million compared to 2010 due primarily to an increase in cash of $10.6 million from changes in the components of net working capital, including deferred income taxes. Net cash provided by operating activities in 2010 decreased $0.7 million compared to 2009 due primarily to a decrease in cash of $3.5 million from changes in the components of net working capital, including deferred tax assets.

Investing activities. Net cash used for investing activities for the years ended December 31, 2011, 2010 and 2009 was $15.1 million, $21.4 million and $17.3 million, respectively.

Capital expenditures are the largest component of our investing activities and include: (1) new restaurant development, which may include the purchase of real estate; (2) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of our existing restaurants; (3) other restaurant capital expenditures, which include capital maintenance expenditures for the ongoing reinvestment and enhancement of our restaurants; and (4) corporate and restaurant information systems including expenditures in 2009 for new point-of-sale systems for all of our Pollo Tropical restaurants.

The following table sets forth our capital expenditures for the periods presented (in thousands):

	Pollo Tropical	Taco Cabana	Other	Consolidated
Year Ended December 31, 2011:
New restaurant development	$4,956	$7,620	$—	$12,576
Restaurant remodeling	2,547	1,888	—	4,435
Other restaurant capital expenditures (1)	2,210	2,830	—	5,040
Corporate and restaurant information systems	528	185	101	814

Total capital expenditures	$10,241	$12,523	$101	$22,865

Number of new restaurant openings	2	4		6

Year Ended December 31, 2010:
New restaurant development	$5,832	$5,550	$—	$11,382
Restaurant remodeling	1,733	4,952	—	6,685
Other restaurant capital expenditures (1)	2,326	2,852	—	5,178
Corporate and restaurant information systems	90	63	—	153

Total capital expenditures	$9,981	$13,417	$—	$23,398

Number of new restaurant openings	2	1		3

Year Ended December 31, 2009:
New restaurant development	$660	$7,129	$—	$7,789
Restaurant remodeling	510	1,534	—	2,044
Other restaurant capital expenditures (1)	1,117	2,453	—	3,570
Corporate and restaurant information systems	2,663	61	—	2,724

Total capital expenditures	$4,950	$11,177	$—	$16,127

Number of new restaurant openings	1	4		5

(1)	Excludes restaurant repair and maintenance expenses included in other restaurant operating expenses in our consolidated financial statements. For the years ended December 31, 2011, 2010 and 2009, these restaurant repair and maintenance expenses were approximately $10.7 million, $9.5 million and $8.9 million, respectively.

For 2012 we anticipate that total capital expenditures will range from $40 million to $45 million, although the actual amount of capital expenditures may differ from these estimates. In 2012 we plan to have opened a total of ten to twelve new Pollo Tropical and Taco Cabana restaurants. Capital expenditures for 2012 are expected to include approximately $22 million to $25 million for the development of new restaurants including the purchase of related real estate. Capital expenditures in 2012 also are expected to include expenditures of approximately $16 million to $18 million for the ongoing reinvestment in our restaurant concepts for remodeling costs and capital maintenance expenditures and approximately $2 million of other expenditures.

Investing activities also include sale-leaseback transactions related to our restaurant properties, the net proceeds from which were $7.8 million in 2011 and $3.4 million in 2010. In 2009 we also sold one non-operating property for net proceeds of $0.6 million. The net proceeds from these sales prior to August 5, 2011 were used to reduce amounts due to Carrols. In 2010 and 2009 we had expenditures related to the purchase of restaurant properties to be sold in future sale-leaseback transactions of $1.3 million and $1.7 million, respectively.

Financing activities. Net cash used for financing activities for the years ended December 31, 2011, 2010 and 2009 was $17.0 million, $12.4 million and $14.6 million, respectively. As a result of our issuance of the Fiesta Notes and the administrative services provided to us from Carrols in 2011, we made payments to Carrols of $139.0 million in 2011 and a dividend payment to Carrols of $75.5 million in the third quarter of 2011. In 2011 we deferred $7.5 million of financing costs pertaining to our financing transactions discussed above.

During the second quarter of 2011, we entered into a sale-leaseback transaction for a restaurant property that did not qualify for sale-leaseback accounting and the net proceeds of $1.7 million were recorded as a lease financing obligation. During the third quarter of 2011 the condition that precluded sale-leaseback accounting was cured. In 2010 and 2009 we also had proceeds from lease financing obligations of $5.9 million and $4.6 million, respectively.

Net cash used for financing activities for the years ended December 31, 2010 and 2009 also included net repayments of indebtedness to Carrols of $18.0 million and $19.0 million, respectively.

Indebtedness. At January 1, 2012, we had total long-term debt outstanding (including current portion) of $324.0 million consisting of $200.0 million of Fiesta Notes, $123.0 million of lease financing obligations and $1.0 million of capital lease obligations.

New Senior Secured Revolving Credit Facility. On August 5, 2011 we entered into a new first lien senior secured revolving credit facility providing for aggregate revolving credit borrowings of up to $25.0 million (including $10.0 million available for letters of credit). Our new revolving credit facility also provides for incremental increases of up to $5.0 million, in the aggregate, to the revolving credit borrowings available under the facility, and matures on February 5, 2016. Borrowings under the facility bear interest at a per annum rate, at our option, of either (all terms as defined in the revolving credit facility):

1) the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the revolving credit facility), or

2) the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the revolving credit facility).

Our obligations under the revolving credit facility are guaranteed by all of our material subsidiaries and are secured by a first priority lien on substantially all of our assets and those of our material subsidiaries (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

The revolving credit facility contains certain covenants, including, without limitation, those limiting our and our guarantor subsidiaries’ ability to, among other things, incur indebtedness, incur liens, sell or acquire assets or businesses, change the character of its business in all material respects, engage in transactions with related parties, make certain investments, make certain restricted payments or pay dividends. In addition, the revolving credit facility requires us to meet certain financial ratios, including a Fixed Charge Coverage Ratio and Adjusted Leverage Ratio (all as defined under the revolving credit facility).

Our revolving credit facility contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under this facility if there is a default under any of our indebtedness having an outstanding principal amount of $2.5 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. As of January 1, 2012, we were in compliance with the covenants under our revolving credit facility. After reserving $9.4 million for letters of credit guaranteed by the facility, $15.6 million was available for borrowing at January 1, 2012.

Fiesta Notes. On August 5, 2011, we issued $200.0 million of 8.875% Senior Secured Second Lien Notes Due 2016 pursuant to an indenture dated as of August 5, 2011 governing such notes. The Fiesta Notes mature and are payable on August 15, 2016. Interest is payable semi-annually on February 15 and August 15 with the first interest payment due on February 15, 2012. The Fiesta Notes are guaranteed by all of our material subsidiaries and are secured by second-priority liens on substantially all of our material subsidiaries assets (including a pledge of all of the capital stock and equity interests of our material subsidiaries).

The Fiesta Notes are redeemable at our option in whole or in part at any time after February 15, 2014 at a price of 104.438% of the principal amount plus accrued and unpaid interest, if any, if redeemed before February 15, 2015, 102.219% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2015 but before February 15, 2016 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2016. Prior to February 14, 2014, we may redeem some or all of the Fiesta Notes at a redemption price of 100% of the principal amount of each note plus accrued and unpaid interest, if any, and a make-whole premium. In addition, at any time prior to February 15, 2014, we may redeem up to 35% of the Fiesta Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The indenture governing the Fiesta Notes includes certain covenants, including limitations and restrictions on us and our material subsidiaries who are guarantors under such indenture to incur additional debt, issue preferred stock, pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments, incur liens, sell assets, enter into transactions with affiliates, agree to payment restrictions affecting certain of its material subsidiaries and enter into mergers, consolidations or sales of all or substantially all of our or our material subsidiaries’ assets. These covenants are subject to certain exceptions and qualifications including, without limitation, permitting the spin-off.

The indenture governing the Fiesta Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under the Fiesta Notes and the indenture if there is a default under any of our indebtedness having an outstanding principal amount of $15.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. We were in compliance as of January 1, 2012 with the restrictive covenants of the indenture governing the Fiesta Notes.

Until the consummation of the spin-off, the indenture governing the Fiesta Notes requires us to provide certain financial information and ratios for the last twelve months in this MD&A, all as defined in the indenture. For the twelve month period ended December 31, 2011, Consolidated EBITDAR was $79.8 million; Consolidated EBITDA was $52.9 million; the Consolidated Lease Adjusted Secured Leverage Ratio was 5.22x; and the Consolidated Fixed Charge Coverage Ratio was 1.76x.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011 (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations, including interest (1)	$289,243	$18,243	$35,500	$235,500	$—
Capital lease obligations, including interest (2)	1,716	143	271	237	1,065
Operating lease obligations (3)	196,053	17,612	34,062	31,408	112,971
Lease financing obligations, including interest (4)	247,553	10,982	22,111	22,729	191,731

Total contractual obligations	$734,565	$46,980	$91,944	$289,874	$305,767

(1)	Our long-term debt at January 1, 2012, included $200.0 million of Fiesta Notes. Total interest payments on our Fiesta Notes of $89.2 million for all years presented are included at the coupon rate of 8.875%.
(2)	Includes total interest of $0.7 million for all years presented.
(3)	Represents the aggregate minimum lease payments under operating leases. Many of our leases also require contingent rent based on a percentage of sales in addition to the minimum base rent and require expenses incidental to the use of the property, all of which have been excluded from this table.
(4)	Includes total interest of $124.5 million for all years presented.

We have not included in the contractual obligations table payments we may make for workers’ compensation, general liability and employee healthcare claims for which we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. The majority of our recorded liabilities related to self-insured employee health and insurance plans represent estimated reserves for incurred claims that have yet to be filed or settled.

Long-Term Debt Obligations. Refer to Note 8 of our Consolidated Financial Statements for details of our long-term debt.

Capital Lease and Operating Lease Obligations. Refer to Note 6 of our Consolidated Financial Statements for details of our capital lease and operating lease obligations.

Lease Financing Obligations. Refer to Note 9 of our Consolidated Financial Statements for details of our lease financing obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than our operating leases, which are primarily for our restaurant properties and not recorded on our consolidated balance sheet.

Inflation

The inflationary factors that have historically affected our results of operations include increases in food and paper costs, labor and other operating expenses and energy costs. Wages paid in our restaurants are impacted by changes in the Federal and state hourly minimum wage rates. Accordingly, changes in the Federal and state hourly minimum wage rates directly affect our labor costs. We typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in the “Significant Accounting Policies” footnote in the notes to our Consolidated Financial Statements. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Sales recognition at our company-owned and operated restaurants is straightforward as customers pay for products at the time of sale and inventory turns over very quickly. Payments to vendors for products sold in the restaurants are generally settled within 30 days. The earnings reporting process is covered by our system of internal controls and generally does not require significant management estimates and judgments. However, critical accounting estimates and judgments, as noted below, are inherent in the assessment and recording of accrued occupancy costs, insurance liabilities, income taxes, the valuation of goodwill and intangible assets for impairment, assessing impairment of long-lived assets and lease accounting matters. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Accrued occupancy costs. We make estimates of accrued occupancy costs pertaining to closed restaurant locations on an ongoing basis. These estimates require assessment and continuous evaluation of a number of factors such as the remaining contractual period under our lease obligations, the amount of sublease income we are able to realize on a particular property and estimates of other costs such as property taxes. Differences between actual future events and prior estimates could result in adjustments to these accrued costs. Total accrued occupancy costs pertaining to closed restaurant locations was $2.2 million at January 1, 2012.

Insurance liabilities. We are insured for workers’ compensation, general liability and medical insurance claims under policies where we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. At January 1, 2012, we had $4.2 million accrued for these insurance claims. We record insurance liabilities based on historical and industry trends, which are continually monitored, and adjust accruals as warranted by changing circumstances. Since there are estimates and assumptions inherent in recording these insurance liabilities, including the ability to estimate the future development of incurred claims based on historical trends or the severity of the claims, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.

Evaluation of Goodwill. We must evaluate our recorded goodwill for impairment on an ongoing basis. We have elected to conduct our annual impairment review of goodwill assets at December 31. Our review at January 1, 2012 indicated there was no impairment as of that date. In reviewing goodwill for impairment, we compare the net book values of our reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, we employ a combination of a discounted cash flow analysis and a market-based approach. Assumptions include our anticipated growth rates and the weighted average cost of capital. The results of these analyses are corroborated with other value indicators where available, such as comparable company earnings multiples. This annual evaluation of goodwill requires us to make estimates and assumptions to determine the fair value of our reporting units including projections regarding future operating results and market values. We had two reporting units with goodwill balances as of our most recent measurement date. The fair value exceeded the carrying value of our respective reporting units by almost 70% for our Pollo Tropical restaurants and more than 50% for our Taco Cabana restaurants. These estimates may differ from actual future events and if these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-lived Assets. We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment at the restaurant level by comparing undiscounted future cash flows from the related long-lived assets to their respective carrying values. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term, including sales trends, labor rates, commodity costs and other operating cost assumptions. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value. This process of assessing fair values requires the use of estimates and assumptions, including our ability to sell the related assets and market conditions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Lease Accounting. Judgments made by management for our lease obligations include the length of the lease term, which includes the determination of renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

We also must evaluate sales of our restaurants which occur in sale-leaseback transactions to determine the proper accounting for the proceeds of such sales either as a sale or a financing. This evaluation requires certain judgments in determining whether or not clauses in the lease or any related agreements constitute continuing involvement. For those sale-leasebacks that are accounted for as financing transactions, we must estimate our incremental borrowing rate, or another rate in cases where the incremental borrowing rate is not appropriate to utilize, for purposes of determining interest expense and the resulting amortization of the lease financing obligation. Changes in the determination of the incremental borrowing rates or other rates utilized in connection with the accounting for lease financing transactions could have a significant effect on the interest expense and underlying balance of the lease financing obligations.

Effects of New Accounting Standards

In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on testing goodwill for impairment. The guidance provides entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. We are evaluating the impact of this guidance on our annual testing for goodwill impairment in 2012.

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) to present items of net income and other comprehensive income in one continuous statement; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective as of the beginning of a fiscal year that begins after December 15, 2011. Early adoption is permitted, but full retrospective application is required. We are evaluating which alternative we will choose upon adoption.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. We are exposed to market risk associated with fluctuations in interest rates, primarily limited to our revolving credit facility, which is currently undrawn. Borrowings under the revolving credit facility bear interest at a per annum rate, at our option, of either (all terms as defined in the revolving credit facility):

1) the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the revolving credit facility), or

2) the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on our Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the revolving credit facility).

Commodity Price Risk. We purchase certain products which are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although many of the products purchased are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements have been negotiated in advance to minimize price volatility. Where possible, we use these types of purchasing techniques to control costs as an alternative to using financial instruments to hedge commodity prices. In many cases, we believe we will be able to address commodity cost increases that are significant and appear to be long-term in nature by adjusting our menu pricing. However, long-term increases in commodity prices may result in lower restaurant-level operating margins.

BUSINESS

Overview

Our Company

We own and operate two quick-casual restaurant brands, Pollo Tropical and Taco Cabana. Our Pollo Tropical restaurants offer a wide selection of tropical and Caribbean inspired food, while our Taco Cabana restaurants offer a wide selection of fresh Tex-Mex and traditional Mexican food. Our brands are differentiated and positioned within the value oriented quick-casual restaurant segment, which combines the convenience of quick-service restaurants with the menu variety, use of fresh ingredients, food quality and service more typical of casual dining restaurants. As of January 1, 2012, we owned and operated a total of 249 restaurants located in six states, which included 91 Pollo Tropical and 158 Taco Cabana restaurants. We are franchising our Pollo Tropical restaurants primarily internationally, and as of January 1, 2012, we had 31 franchised Pollo Tropical restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad, Venezuela, the Bahamas and on college campuses in Florida. We also have agreements for the future development of franchised Pollo Tropical restaurants in Panama, Tobago, Aruba, Curacao, Bonaire and Costa Rica. Although we are not actively franchising our Taco Cabana restaurants, as of January 1, 2012, we had five Taco Cabana franchised restaurants located in the United States.

Currently, we are an indirect wholly-owned subsidiary of Carrols Restaurant Group. Carrols Restaurant Group, through its wholly-owned subsidiaries Carrols and Carrols LLC, is the largest Burger King franchisee, based on number of restaurants. The common stock of Carrols Restaurant Group is listed on The NASDAQ Global Market under the symbol “TAST.” Following the spin-off, we will be an independent publicly traded company and Carrols Restaurant Group will not retain any direct or indirect ownership interest in us.

For the fiscal year ended December 31, 2011 we generated consolidated revenues of $475.0 million. Comparable restaurant sales for 2011 increased 9.9% for Pollo Tropical and 3.7% for Taco Cabana.

Our Brands. Our restaurants operate in the quick-casual restaurant segment, combining the convenience and value of quick-service restaurants with the menu variety, use of fresh ingredients and food quality more typical of casual dining restaurants. Our company-owned Pollo Tropical and Taco Cabana restaurants generated average annual sales per restaurant of approximately $2,287,000 and $1,690,000 for the fiscal year ended December 31, 2011, respectively, which we believe are among the highest in the quick-casual and quick-service segments based on industry data from Technomic.

Pollo Tropical: Our Pollo Tropical restaurants offer tropical and Caribbean inspired menu items, featuring grilled chicken marinated in our proprietary blend of tropical fruit juices and spices. Our diverse menu also includes a line of “TropiChops®” (a casserole bowl of grilled chicken, pork or vegetables served on top of white rice and beans topped with freshly made salsa), a variety of chicken sandwiches, wraps, salads, roast pork, grilled ribs and wings, offered with an array of freshly made salsas, sauces and Caribbean style “made from scratch” side dishes, including black beans and rice, Yucatan fries and sweet plantains, as well as more traditional menu items such as french fries, corn and tossed and Caesar salads. We also offer uniquely Hispanic desserts, such as flan and tres leches. Most menu items are made fresh daily in each of our Pollo Tropical restaurants, which feature open display cooking on large, open flame grills that enable our customers to observe the fresh preparation of our food. Our Pollo Tropical restaurants feature our signature dining areas, designated to create an airy, inviting and tropical atmosphere. Additionally our Pollo Tropical restaurants provide our guests the option of take-out, as well as the convenience of drive-thru windows.

Pollo Tropical opened its first restaurant in 1988 in Miami, Florida. Carrols acquired the Pollo Tropical brand in 1998. As of January 1, 2012, we owned and operated a total of 91 Pollo Tropical restaurants, of which 85 were located in Florida, one was located in Georgia and five were located in New Jersey. For the year ended December 31, 2011, the average sales transaction at our company-owned Pollo Tropical restaurants was $9.56 reflecting, in part, strong dinner and late night traffic, with dinner and late night sales representing the largest day-part at 53.3%. We are franchising our Pollo Tropical restaurants primarily internationally, and as of January 1, 2012, we had 31 franchised Pollo Tropical restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad, Venezuela, the Bahamas and on college campuses in Florida. We also have agreements for the future development of franchised Pollo Tropical restaurants in Panama, Tobago, Aruba, Curacao, Bonaire and Costa Rica. For the year ended December 31, 2011, our Pollo Tropical brand generated total revenues of $209.5 million and Adjusted Segment EBITDA of $35.6 million.

Our Pollo Tropical restaurants typically feature high ceilings, large windows, tropical plants, light colored woods, decorative tiles, a visually distinctive exterior entrance tower, lush landscaping and other signature architectural features, all designed to create an airy, inviting and tropical atmosphere. We design our restaurants to conveniently serve a high volume of customer traffic while retaining an inviting, casual atmosphere.

Our Pollo Tropical restaurants are generally open for lunch, dinner and late night orders seven days per week from 11:00 am to midnight and offer sit-down dining, counter take-out and drive-thru service. Our menu offers a variety of portion sizes to accommodate a single customer, family or large group. Pollo Tropical restaurants also offer catering, with special prices and portions to serve parties in excess of 25 people.

In 2010, Pollo Tropical completed the enhancement of twelve locations in the Florida west coast, Orlando and Northeast markets. The enhanced positioning provides customers an elevated quick-casual experience in order to better position the brand for successful and sustainable growth in the future. In addition to restaurant remodeling, enhancements included table service, hand held menus, Wi-Fi, new menu items, serving wine and beer at certain locations and the addition of real plates and silverware. We expect future openings outside of Southeast Florida to have these enhancements. Prior to 2011, we had upgraded a total of twelve Pollo Tropical restaurants. Although we continue to reinvest in our core markets through remodeling certain locations to maintain a competitive image, we did not upgrade any of our existing Pollo Tropical restaurants in 2011 and we do not anticipate any upgrades to our existing Pollo Tropical restaurants in 2012. The cost of the restaurant enhancements for our Pollo Tropical restaurants has generally ranged between $150,000 to $200,000.

Our Pollo Tropical restaurants typically provide seating for 80 to 100 customers and have drive-thru windows. As of January 1, 2012, substantially all of our company-owned Pollo Tropical restaurants were freestanding buildings. Our typical freestanding Pollo Tropical restaurant ranges from 2,800 to 3,200 square feet.

Taco Cabana: Our Taco Cabana restaurants serve fresh Tex-Mex and traditional Mexican food, including flame grilled beef and chicken fajitas served on sizzling iron skillets, quesadillas, hand rolled flautas, enchiladas, burritos, tacos, fresh-made flour tortillas, a selection of “made from scratch” salsas and sauces, customizable salads served in a Cabana bowl, traditional Mexican and American breakfasts and other Tex-Mex dishes. Our Taco Cabana restaurants also offer a variety of beverage choices, including frozen margaritas and beer. Most of the menu items offered at Taco Cabana are prepared at each restaurant from fresh beef, chicken and produce delivered by suppliers. Our Taco Cabana restaurants feature interior, semi-enclosed and patio dining areas, which provide a vibrant decor and relaxing atmosphere. Additionally, our Taco Cabana restaurants provide our guests the option of take-out, as well as the convenience of drive-thru windows.

Taco Cabana pioneered the Mexican patio café concept with its first restaurant in San Antonio, Texas in 1978. Carrols acquired the Taco Cabana brand in 2000. As of January 1, 2012, we owned and operated 158 Taco Cabana restaurants located in Texas, Oklahoma and New Mexico, of which 152 were located in Texas. A majority of our Taco Cabana restaurants are open 24 hours a day, generating customer traffic and restaurant sales balanced across multiple day-parts with dinner sales representing the largest day-part at 26.0% for the year ended December 31, 2011. For the year ended December 31, 2011, the average sales transaction at our company-owned Taco Cabana restaurants was $8.14. Although we are not actively franchising our Taco Cabana restaurants, we had five franchised Taco Cabana restaurants as of January 1, 2012. For the fiscal year ended December 31, 2011, our Taco Cabana brand generated total revenues of $265.4 million and Adjusted Segment EBITDA of $26.8 million.

Our typical freestanding Taco Cabana restaurants average approximately 3,200 square feet (exclusive of the exterior dining area) and provide seating for approximately 80 customers, with additional outside patio seating for approximately 50 customers. As of January 1, 2012, substantially all of our company-owned Taco Cabana restaurants were freestanding buildings. Taco Cabana restaurants are distinctive in appearance, conveying a Mexican theme and use of bright colors permitting easy identification by passing motorists. In 2010 we began initiatives to enhance the Taco Cabana concept in certain existing markets to provide customers an elevated quick-casual experience and better position the brand for successful and sustainable growth. In addition to restaurant remodeling, enhancements included free table service, hand held menus, Wi-Fi and new menu items. As of January 1, 2012, we had upgraded a total of 45 Taco Cabana restaurants in Texas which included 34 locations in the Dallas market, eight in the Austin market, and one location each in College Station, Corpus Christi and Temple. During 2012, as a continuation of our brand positioning efforts, we plan to upgrade a total of 37 Taco Cabana restaurants including the remaining restaurants in our Austin market, twelve restaurants in our San Antonio market and eight restaurants in our Houston market. The cost of the restaurant enhancements for our Taco Cabana restaurants has been and is expected to be approximately $200,000 to $300,000 per restaurant.

Taco Cabana’s interior restaurant design features open display cooking that enables customers to observe fajitas cooking on a grill, a machine making fresh flour tortillas and the preparation of other food items. Upon entry, the customer places an order selected from an overhead menu board, proceeds down a service line to where the order is picked up, and then passes a salsa bar en route to the dining area. The distinctive salsa bar offers Taco Cabana customers freshly-prepared Tex-Mex ingredients such as salsa de fuego (made with charred peppers and tomatoes), pico de gallo and salsa (all “made from scratch” throughout the day at each restaurant), as well as cilantro, pickled jalapeno slices, crisp chopped onions and fresh sliced limes. Depending on the season, time of day and personal preference, our customers can choose to dine in the restaurant’s brightly colored and festive interior dining area or in either the semi-enclosed or outdoor patio areas.

A majority of our Taco Cabana restaurants are open 24 hours a day, although hours of operation are continually evaluated on a market and individual restaurant basis.

The Restaurant Industry

According to Technomic, in 2010 total restaurant industry revenues in the United States were $361.1 billion. Sales in the overall U.S. restaurant industry as reported by Technomic have increased from $257.8 billion in 2000 to $361.1 billion in 2010. The growth of sales in the overall U.S. restaurant industry from 2000 through 2010 may not be indicative of future growth and there can be no assurance that sales in the overall U.S. restaurant industry will grow in the future. In 2010, 48% of food dollars were spent on food away from home and demand continues to outpace at-home dining, with food away from home projected to surpass at-home dining in 2015 according to the U.S. Department of Agriculture.

Quick-Casual Restaurants

We operate in the quick-casual restaurant segment in which the convenience of quick-service restaurants is combined with the menu variety, use of fresh ingredients and food quality more typical of casual dining. We believe that the quick-casual restaurant segment is one of the fastest growing segments of the restaurant industry. According to Technomic, 2010 sales growth as compared to 2009 for quick-casual chains in the Technomic Top 500 restaurant chains was 5.7% as compared to 1.8% for the overall Top 500 restaurant chains.

Quick-casual restaurants are primarily distinguished by the following characteristics:

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Quick-service or self-service format. Meals are purchased prior to receiving food. In some cases, payment may be made at a separate station from where the order was placed. Also, servers may bring orders to customers’ tables.

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Higher check averages than quick-service restaurants. Technomic reports that the average check at quick-casual restaurants in 2010 was generally higher than the average check at quick-service restaurants.

•	Food prepared to order. Customization of orders and open display cooking is common.

•	Fresh ingredients. Many concepts use the word “fresh” in concept positioning and feature descriptive menus highlighting the use of fresh ingredients.

•	Broader range of menu offerings. Typically greater variety and diversity of menu offerings relative to quick-service restaurants.

•	Enhanced décor and services. Generally offer a more upscale dining atmosphere than quick-service restaurants and enhanced features such as silverware and plates.

We believe that our brands are positioned to benefit from growing consumer demand for quick-casual restaurants because of food quality, value, differentiation of flavors and the increasing acceptance of ethnic foods. In addition, we believe our recent initiatives to enhance our Pollo Tropical and Taco Cabana restaurants in certain existing markets to provide customers an elevated quick-casual experience will better position our brands for successful and sustainable growth in new markets. We also believe that our brands will benefit from two significant demographic factors: the expected long-term population growth rates in regions in which our restaurants are currently located and the expected rate of growth of the Hispanic population in the United States, both as projected by the U.S. Census Bureau in 2010.

We believe that the quick-casual restaurant segment meets consumers’ desire for a convenient, reasonably priced restaurant experience. In addition, we believe that the consumers’ need for meals prepared outside of the home, including takeout, has increased significantly over historical levels as a result of the number of dual income households and single parent families.

Restaurant Economics

Selected restaurant operating data for our two restaurant concepts is as follows:

	Year Ended December 31,
	2009(1)	2010(1)	2011(1)
Pollo Tropical:
Average annual sales per company-owned restaurant (in thousands)	$1,911	$2,056	$2,287
Average sales transaction	$9.67	$9.38	$9.56
Drive-through sales as a percentage of total sales	43.2%	44.4%	44.8%
Day-part sales percentages:
Lunch	46.6%	46.5%	46.7%
Dinner and late night	53.4%	53.5%	53.3%
Taco Cabana:
Average annual sales per company-owned restaurant (in thousands)	$1,607	$1,616	$1,690
Average sales transaction	$7.87	$7.80	$8.14
Drive-through sales as a percentage of total sales	51.5%	51.9%	52.0%
Day-part sales percentages:
Breakfast	17.2%	17.4%	17.5%
Lunch	23.3%	23.1%	22.9%
Dinner	25.7%	25.8%	26.0%
Late night (9 pm to midnight)	13.0%	13.0%	13.1%
Afternoon (2 pm to 5 pm)	12.0%	12.0%	12.1%
Overnight (midnight to 6 am)	8.8%	8.7%	8.4%

(1)	2010 and 2011 were each a 52-week fiscal year and 2009 was a 53-week fiscal year. Average annual sales for company owned or operated restaurants are derived by dividing restaurant sales for such year for the applicable segment by the average number of restaurants for the applicable segment for such year. For comparative purposes, the calculation of average annual sales per company-owned restaurant is based on a 52-week year. For purposes of calculating average annual sales per company-owned restaurant for 2009, we have excluded restaurant sales for the extra week in 2009.

Restaurant Capital Costs

The initial cost of equipment, seating, signage and other interior costs of a typical new free-standing Pollo Tropical restaurant currently is approximately $600,000 (excluding the cost of the land, building and site improvements). Generally, in our core Florida markets, the cost of land currently ranges from $900,000 to $1,100,000 and the cost of building and site improvements currently range from $950,000 to $1,250,000. In any other potential markets, we believe our new Pollo Tropical restaurants will have a cost for building and site improvements ranging from $1,050,000 to $1,350,000 (excluding the cost of land for those locations that we do not lease).

The initial cost of equipment, seating, signage and other interior costs of a typical new Taco Cabana restaurant currently is approximately $525,000 (excluding the cost of the land, building and site improvements). Generally, in our Texas markets, the cost of land currently ranges from $800,000 to $1,100,000 and the cost of building and site improvements currently ranges from $900,000 to $1,000,000.

With respect to development of freestanding restaurants, we generally seek to acquire the land to construct the building, and thereafter enter into an arrangement to sell and leaseback the land and building under a long-term lease. Historically, we have been able to acquire and finance many of our locations under such leasing arrangements. Where we are unable to purchase the underlying land, we enter into a long-term lease for the land and fund the construction of the building from cash generated from our operations or with borrowings under our new revolving credit facility rather than through long-term leasing arrangements.

The cost of developing and equipping new restaurants can vary significantly and depends on a number of factors, including the local economic conditions and the characteristics of a particular site. Accordingly, the cost of opening new restaurants in the future, including Pollo Tropical restaurants in new markets, may differ substantially from, and may be significantly higher than, both the historical cost of restaurants previously opened and the estimated costs above.

Seasonality

Our business is moderately seasonal due to regional weather conditions. Sales from our Pollo Tropical restaurants (primarily located in south and central Florida) are generally higher during the winter months than during the summer months. Sales from our Taco Cabana restaurants (located in Texas, Oklahoma and New Mexico) are generally higher during the summer months than during the winter months. Accordingly, we believe this seasonal impact is not material to our business as a whole because of the offsetting seasonality of our concepts.

Restaurant Locations

As of January 1, 2012, we owned and operated 91 Pollo Tropical restaurants, of which 85 were located in Florida, one was located in Georgia and five were located in New Jersey. In addition we franchised 31 Pollo Tropical restaurants as of January 1, 2012, comprised of 21 in Puerto Rico, two in Ecuador, one in Honduras, one in the Bahamas, one in Trinidad, two in Venezuela and three on college campuses in Florida.

As of January 1, 2012, we owned and operated 158 Taco Cabana restaurants and franchised five Taco Cabana restaurants located in the following states:

	Owned	Franchised	Total
Texas	152	2	154
Oklahoma	4	—	4
New Mexico	2	2	4
Georgia	—	1	1

Total	158	5	163

Operations

Management Structure

We conduct substantially all of our finance, marketing and operations support functions from our Pollo Tropical division headquarters in Miami, Florida, and our Taco Cabana division headquarters in San Antonio, Texas, and our executive management and corporate support functions from our corporate support center in Syracuse, New York. Our management team will be led by Tim Taft, who will continue to serve as our Chief Executive Officer and President. Mr. Taft was hired in August 2011 and succeeded Alan Vituli as our Chief Executive Officer. Joseph A. Zirkman, currently the Vice President, General Counsel and Secretary of Carrols Restaurant Group and Fiesta Restaurant Group, will remain as the Vice President, General Counsel and Secretary of Fiesta Restaurant Group and, effective as of the distribution date, will resign all of his positions at Carrols Restaurant Group. Paul R. Flanders, currently the Vice President, Chief Financial Officer and Treasurer of Carrols Restaurant Group and Fiesta Restaurant Group, and Timothy J. LaLonde, currently the Vice President and Controller of Carrols Restaurant Group and Fiesta Restaurant Group, will each resign all of their respective positions at Fiesta Restaurant Group effective as of the distribution date and will provide services to Fiesta Restaurant Group as may be required pursuant to the transition services agreement. Mr. Flanders will serve as our interim Chief Financial Officer effective the distribution date until such time as we hire a permanent Chief Financial Officer. Our Executive Vice Presidents of Pollo Tropical and Taco Cabana have been with Carrols for over 30 years and in their current positions since 2003 and 2002, respectively. These two executives currently report to our Chief Executive Officer and President. Our Executive Vice Presidents of Pollo Tropical and Taco Cabana will resign as executive officers of Carrols Restaurant Group effective as of the distribution date and will remain as executive officers of Fiesta Restaurant Group. Each brand Executive Vice President is supported by a Chief Marketing Officer and a number of divisional executives with responsibility for operations, marketing, product development, purchasing, real estate and finance. Certain of our directors and executive officers after the spin-off are expected to be different. See “Management.”

The management structure for Pollo Tropical consists of an Executive Vice President, who has over 40 years of experience in the restaurant industry, and two Regional Directors supported by eleven district managers. The management structure of Taco Cabana consists of an Executive Vice President, who has over 38 years of restaurant industry experience, two Regional Vice Presidents, a Regional Director and 23 district managers. For each of our concepts, a district manager is responsible for the direct oversight of the day-to-day operations of an average of approximately seven restaurants. Typically, district managers have previously served as restaurant managers at one of our restaurants. Regional directors, district managers and restaurant managers are compensated with a fixed salary plus an incentive bonus based upon the performance of the restaurants under their supervision. Typically, our restaurants are staffed with hourly employees who are typically supervised by a salaried manager and two or three salaried assistant managers.

Training

We maintain a comprehensive training and development program for all of our personnel and provide both classroom and in-restaurant training for our salaried and hourly personnel. The program emphasizes system-wide operating procedures, food preparation methods and customer service standards for each of the concepts.

Management Information Systems

Currently, our corporate management and restaurant level information systems, personnel and support are provided to us by Carrols pursuant to a management services agreement between us and Carrols. In connection with the spin-off, Carrols Restaurant Group and Carrols will continue to provide all corporate level management information system services to us, for a fee, with respect to our Pollo Tropical and Taco Cabana businesses for a limited period of time pursuant to a transition services agreement to help ensure an orderly transition following the spin-off by providing us with sufficient time to develop our own management information system infrastructure. See “Certain Relationships and Related Party Transactions.”

Carrols and our sophisticated management information systems provide us the ability to efficiently and effectively manage our restaurants and to ensure consistent application of operating controls at our restaurants. Historically Carrols’ size has afforded it the ability to maintain an in-house staff of information technology and restaurant systems professionals dedicated to continuously enhancing Carrols’ and our systems. In addition, these capabilities allow it to integrate newly developed or acquired restaurants and achieve greater economies of scale and operating efficiencies.

In 2008, we enhanced and upgraded our restaurant technology with the installation of new POS systems at our Taco Cabana restaurants and in 2009 we installed similar systems in our Pollo Tropical restaurants. These touch-screen point-of-sale (POS) systems are designed to facilitate accuracy and speed of order taking, are user-friendly, require limited cashier training and improve speed-of-service through the use of conversational order-taking techniques. The POS systems are integrated with PC-based applications at the restaurant that are designed to facilitate financial and management control of our restaurant operations.

These restaurant systems provide daily tracking and reporting of traffic counts, menu item sales, labor and food data including costs, and other key operating information for each restaurant. Carrols currently communicates and, after the spin-off, will continue to communicate electronically with our restaurants on a continuous basis, which enables it to collect this information for use by us or on our behalf in our corporate management systems in real-time. Carrols’ corporate and divisional administrative headquarters house web-based systems that support most of our accounting, operating and reporting systems. Carrols also currently operates a 24-hour, seven-day help desk at its corporate headquarters that enables it to provide systems and operational support to our restaurant operations as required. Among other things, these restaurant information systems provide us with the ability to:

•	monitor labor utilization and sales trends on a real-time basis at each restaurant, enabling the restaurant manager to effectively manage our established labor standards on a timely basis;

•	reduce inventory shrinkage using restaurant-level inventory management and centralized standard costing systems;

•	analyze sales and product mix data to help restaurant managers forecast production levels;

•	monitor day-part drive-thru speed of service at each of the restaurants;

•	systematically communicate human resource and payroll data to Carrols for efficient centralized management of labor costs and payroll processing;

•	employ centralized control over price, menu and inventory management activities at the restaurant utilizing the remote management capabilities of our systems;

•

take advantage of electronic commerce including the ability to place orders with suppliers and to integrate detailed invoice, receiving and product data with our inventory and Carrols’ accounting systems; and

•	provide analyses, reporting and tools to enable all levels of management to review a wide-range of financial, product mix and operational data.

Critical information from such systems is available in near real-time to our restaurant managers, who are expected to react quickly to trends or situations in their restaurant. Our district managers also receive and, after the spin-off, will continue to receive near real-time information from all restaurants under their control and have computer access to key operating data on a remote basis via Carrols’ corporate intranet. Management personnel at all levels, from the restaurant manager through senior management, utilize key restaurant performance indicators to manage our business.

Site Selection

We believe that the location of our restaurants is a critical component of each restaurant’s success. We evaluate potential new sites on many critical criteria including accessibility, visibility, costs, surrounding traffic patterns, competition and demographic characteristics. Our senior management determines the acceptability of all acquisition prospects and new sites, based upon analyses prepared by our real estate, financial and operations professionals.

Franchise Operations

As of January 1, 2012, we had seven franchisees operating a total of 31 Pollo Tropical restaurants, 21 of which were located in Puerto Rico, two in Ecuador, one in Honduras, one in Trinidad, one in the Bahamas, two in Venezuela and three located on college campuses in Florida. As of January 1, 2012, we had three franchisees operating a total of five Taco Cabana restaurants.

We have also entered into development agreements for the development of up to five franchised restaurants in Panama, the development of up to four restaurants in Aruba, Curacao and Bonaire and the development of a minimum of five restaurants in Costa Rica. Each of these agreements provide for the development of additional restaurants in these markets, provided such franchisees maintain compliance under their respective development agreements. We believe that there are significant opportunities to expand Pollo Tropical restaurants outside of the United States and we are seeking to franchise or license the brand in additional foreign markets. Any such expansion would ideally take the form of a franchising or licensing arrangement with one or more experienced restaurant companies. Since restaurant development in foreign jurisdictions requires certain local knowledge and expertise that we do not necessarily possess, we utilize franchising to expand in international markets. This permits us to leverage the local knowledge and expertise of our franchisees and also provides a lower cost method of penetrating foreign markets. In addition to certain minimum financial requirements, the criteria for our franchisees includes individuals or entities that have multi unit hospitality industry experience and have demonstrated local commercial real estate development experience. We believe that there are a number of foreign markets with the requisite population, demographic and income characteristics to support this expansion, as well as consumers with a proclivity to eat foods similar to those offered by Pollo Tropical. We also believe that there are opportunities in the United States for licensing both the Pollo Tropical and Taco Cabana brands to concessionaires operating in non-traditional venues such as college campuses, airports and sports arenas.

Our development agreements generally provide for franchisees to commit to developing a specified number of restaurants within a certain geographic area within a specified time frame. The development agreements generally require franchisees to pay upon signing a portion of the franchise fees for each restaurant to be developed, with the balance of the fees due upon opening of each restaurant. All of our current franchisees pay a royalty based on restaurant sales and are required to operate their restaurants under the terms of our franchise agreement which dictate compliance with certain methods, standards and specifications developed by us, including those related to menu items, recipes, food preparation, materials, supplies, services, fixtures, furnishings, decor and signs. The franchisees have discretion to determine the prices to be charged to customers. In addition, all franchisees are required to purchase substantially all food, ingredients, supplies and materials from suppliers approved by us.

Advertising and Promotion

We believe Pollo Tropical and Taco Cabana are among the most highly recognized quick-casual restaurant brands in their respective markets of Florida and Texas. Pollo Tropical and Taco Cabana utilize an integrated, multi-level marketing approach that includes periodic chain-wide promotions, direct mail, in-store promotions, local store marketing and other strategies, including the use of radio and television advertising in their markets. Combination value meals are also utilized as well as limited time offer menu item promotions. Pollo Tropical and Taco Cabana advertise in both English and Spanish language media. As a percentage of Pollo Tropical restaurant sales, Pollo Tropical’s advertising expenditures were 2.8% in both 2011 and 2010 and 2.7% in 2009. As a percentage of Taco Cabana restaurant sales, Taco Cabana’s advertising expenditures were 4.0% in 2011, 4.1% in 2010 and 4.0% in 2009.

Product Development

Pollo Tropical and Taco Cabana each have separate product research and development functions. These capabilities enable us to continually refine our menu offerings and develop new products for introduction in our restaurants. These functions include:

•	fully equipped test kitchens;

•	professional culinary and quality assurance team members;

•	consumer research and product testing protocols;

•	uniform and detailed product specification formats; and

•	product development committees that integrate marketing, operations, financial analysis and procurement.

Pollo Tropical’s test kitchen is located in a separate leased facility near the brand headquarters in Miami. The facility includes cooking equipment that mirrors the capability of a Pollo Tropical restaurant and a tasting area. Permanent staff positions include a Vice President of R&D, a Senior Manager of R&D and two R&D managers.

Taco Cabana’s test kitchen is located near our San Antonio division headquarters in leased commercial space. The facility includes cooking equipment that mirrors the capability of a Taco Cabana restaurant and a tasting area. Permanent staff positions include a Corporate Chef and two staff assistants.

Suppliers and Distributors

For our Pollo Tropical and Taco Cabana restaurants, we have negotiated directly with local and national suppliers for the purchase of food and beverage products and supplies to ensure consistent quality and freshness and to obtain competitive prices. Food and supplies for both brands are ordered from approved suppliers and are shipped via distributors to the restaurants. Both brands are responsible for monitoring quality control and supervision of these suppliers and conduct inspections to observe the preparation and quality of products purchased.

For our Pollo Tropical restaurants, Performance Food Group, Inc. is our primary distributor of food and paper products under an agreement that expires on May 13, 2017. Also for our Pollo Tropical restaurants, Kelly Food Service is our primary distributor for chicken under an agreement that expires on December 31, 2012. We also currently rely on two suppliers under agreements that expire on December 31, 2012 as our suppliers of chicken for our Pollo Tropical restaurants. Although we believe that alternative sources of chicken are available to us, if both suppliers were unable to service us, this could lead to a material disruption of service or supply until a new supplier is engaged, which could have a material adverse effect on our business.

For our Taco Cabana restaurants, SYGMA Network, Inc. (SYGMA) is our primary distributor of food and beverage products and supplies. SYGMA purchases, warehouses and distributes products for these restaurants under a distribution service agreement that expires June 30, 2014.

We rely heavily on these suppliers but, in general, if any supplier was unable to service us, we believe that we have alternative sources available to us to avoid any material disruption in service. With respect to our distributors for our Pollo Tropical and Taco Cabana restaurants, although we believe that alternative distributors are available to us, if any distributor was unable to service us, this could lead to a material disruption of service or supply until a new distributor is engaged, which could have a material adverse effect on our business.

Quality Assurance

At each of our two concepts, our operational focus is closely monitored to achieve a high level of customer satisfaction via speed of service, order accuracy and quality of service. Our senior management and restaurant management staffs are principally responsible for ensuring compliance with our operating policies. We have uniform operating standards and specifications relating to the quality, preparation and selection of menu items, maintenance and cleanliness of the premises and employee conduct. In order to maintain compliance with these operating standards and specifications, we distribute to our restaurant operations management team detailed reports measuring compliance with various customer service standards and objectives, including feedback obtained directly from our customers through instructions given to them at the point of sale. The customer feedback is monitored by an independent agency and us and consists of evaluations of speed of service, quality of service, quality of our menu items and other operational objectives including the cleanliness of our restaurants. We also have our own customer service representatives that handle customer inquiries and complaints.

We operate in accordance with quality assurance and health standards mandated by federal, state and local governmental laws and regulations. These standards include food preparation rules regarding, among other things, minimum cooking times and temperatures, maximum time standards for holding prepared food, food handling guidelines and cleanliness. To maintain these standards, we conduct unscheduled inspections of our restaurants. In addition, restaurant managers conduct internal inspections for taste, quality, cleanliness and food safety on a regular basis.

Trademarks

We believe that our names and logos for our brands are important to our operations. We have registered the principal Pollo Tropical and Taco Cabana logos and designs with the U.S. Patent and Trademark Office on the Principal Register as a service mark for our restaurant services. We also have secured or have applied for state and federal registrations of several other advertising or promotional marks, including variations of the Pollo Tropical and Taco Cabana principal marks, and have applied for or been granted registrations in foreign countries of the Pollo Tropical and Taco Cabana principal marks and several other marks. We intend to aggressively protect both Pollo Tropical and Taco Cabana trademarks by appropriate legal action whenever necessary. We also have secured or applied for registrations of the Pollo Tropical and Taco Cabana marks in numerous areas outside the U.S. where we are or intend to engage in franchising our brands. In certain foreign countries, we and Carrols have been involved in trademark opposition proceedings to defend our and Carrols’ rights to register certain trademarks. In that regard, we and Carrols have discovered that an individual unaffiliated with us and Carrols has registered, without our or Carrols’ knowledge, authorization or consent, a trademark in Spain and the European Community for a name and logo virtually identical to the Pollo Tropical name and logo. We and Carrols have initiated a cancellation action to declare such unauthorized trademark registration null and void. Although we and Carrols believe we and Carrols will be successful in the action, there can be no assurance in this regard.

Other than the Pollo Tropical and Taco Cabana trademarks and the logo and trademark of Fiesta Restaurant Group, we have no proprietary intellectual property.

Government Regulation

Various federal, state and local laws affect our business, including various health, sanitation, fire and safety standards. Restaurants to be constructed or remodeled are subject to state and local building code and zoning requirements. In connection with the development and remodeling of our restaurants, we may incur costs to meet certain federal, state and local regulations, including regulations promulgated under the Americans with Disabilities Act.

We are subject to the federal Fair Labor Standards Act and various other federal and state laws governing such matters as:

•	minimum wage requirements;

•	health care;

•	unemployment compensation;

•	overtime; and

•	other working conditions and citizenship requirements.

A significant number of our food service personnel are paid at rates related to the federal, and where applicable, state minimum wage and, accordingly, increases in the minimum wage have increased and in the future will increase wage rates at our restaurants.

We are assessing the various provisions of the comprehensive federal health care reform law enacted in 2010, including the impact on our business of this new law as it becomes effective. There are no assurances that a combination of cost management and menu price increases can accommodate all of the potential increased costs associated with these regulations.

We are also subject to various federal, state and local environmental laws, rules and regulations. We believe that we conduct our operations in substantial compliance with applicable environmental laws and regulations. Our costs for compliance with environmental laws or regulations have not had a material adverse effect on our results of operations, cash flows or financial condition in the past.

Taco Cabana and Pollo Tropical are subject to alcoholic beverage control regulations that require state, county or municipal licenses or permits to sell alcoholic beverages at each location where they sell alcoholic beverages. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Licensing entities, authorized with law enforcement authority, may issue violations and conduct audits and investigations of the restaurant’s records and procedures. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our Taco Cabana restaurants and certain of our Pollo Tropical restaurants, including minimum age for consumption, certification requirements for employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. These regulations also prescribe certain required banking and accounting practices related to alcohol sales and purchasing.

Our Taco Cabana restaurants and certain of our Pollo Tropical restaurants are subject to state “dram-shop” laws. Dram-shop laws provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated or minor patron. We have specific insurance that covers claims arising under dram-shop laws. However, we cannot assure you that this insurance will be adequate to cover any claims that may be instituted against us.

With respect to the franchising of Pollo Tropical and Taco Cabana restaurants, we are subject to franchise and related regulations in the U.S. and certain foreign jurisdictions where we offer and sell franchises. These regulations include obligations to provide disclosure about our two concepts, the franchise agreements and the franchise system as well as other organizational and financial information relating to our two concepts. The regulations also include obligations to register certain franchise documents in the U.S. and foreign jurisdictions, and obligations to disclose the substantive relationship between the parties to the agreements.

Competition

The restaurant industry is highly competitive with respect to price, service, location and food quality. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in supermarkets, grocery stores, cafeterias and other purveyors of moderately priced and quickly prepared foods.

We believe that:

•	product quality and taste;

•	brand recognition;

•	convenience of location;

•	speed of service;

•	menu variety;

•	price; and

•	ambiance

are the most important competitive factors in the quick-casual restaurant segment and that our two concepts effectively compete in that category.

Pollo Tropical’s competitors include national and regional chicken-based concepts, as well as quick-service hamburger restaurant chains and other types of quick-service and quick-casual restaurants.

Taco Cabana’s restaurants, although part of the quick-casual segment of the restaurant industry, compete in Texas, Oklahoma and New Mexico with quick-service restaurants, including those in the quick-service Mexican segment, other quick-casual restaurants and traditional casual dining Mexican restaurants. We believe that Taco Cabana’s combination of freshly prepared food, distinctive ambiance and quality of service help to distinguish Taco Cabana restaurants from quick-service operators, while its price-value relationship enables it to compete favorably with more expensive casual dining Mexican restaurants.

Employees

As of January 1, 2012, we employed approximately 7,900 persons, of which approximately 200 were administrative personnel and approximately 7,700 were restaurant operations personnel. None of our employees are covered by collective bargaining agreements. We believe that overall relations with our employees are good.

Properties

As of January 1, 2012, we owned or leased the following restaurant properties:

	Owned	Leased(1)	Total(2)
Restaurants:
Pollo Tropical	3	88	91
Taco Cabana	7	151	158

Total operating restaurants	10	239	249

(1)	Includes 11 restaurants located in mall shopping centers and four in-line or storefront locations.
(2)	Excludes restaurants operated by our Pollo Tropical and Taco Cabana franchisees. In addition, as of January 1, 2012, we had two restaurants under development, 10 properties leased to third parties and eight properties available for sale or lease.

As of January 1, 2012, we leased 97% of our Pollo Tropical restaurants and 96% of our Taco Cabana restaurants. We typically enter into leases (including renewal options) ranging from 20 to 40 years. The average remaining term for all leases, including options, was approximately 24 years as of January 1, 2012. Generally, we have been able to renew leases, upon or prior to their expiration, at the prevailing market rates, although there can be no assurance that this will continue to occur.

Most leases require us to pay utility and water charges and real estate taxes. Certain leases also require contingent rentals based upon a percentage of gross sales of the particular restaurant that exceed specified minimums. In some of our mall locations, we are also required to pay certain other charges such as a pro rata share of the mall’s common area maintenance costs, insurance and security costs.

In addition to the restaurant locations set forth under “Business—Restaurant Locations,” Carrols owns a building with approximately 25,300 square feet at 968 James Street, Syracuse, New York, which houses our executive offices and certain of our administrative operations. We also lease approximately 13,500 square feet at 7300 North Kendall Drive, 8th Floor, Miami, Florida, which houses most of our administrative operations for our Pollo Tropical restaurants. In addition, we lease approximately 17,700 square feet of office space at 8918 Tesoro Drive, Suite 200, San Antonio, Texas, which houses most of our administrative operations for our Taco Cabana restaurants.

Legal Proceedings

We are a party to various litigation matters incidental to the conduct of our business. We do not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

Executive Officers

The persons identified in the following table constitute our executive officers prior to the spin-off. Mr. Flanders, Mr. Zirkman, Mr. LaLonde, Mr. Biviano and Mr. Tunnessen are executive officers of Carrols Restaurant Group and Fiesta Restaurant Group. Effective upon the completion of the spin-off, Mr. Zirkman, Mr. Biviano and Mr. Tunnessen will resign as executive officers of Carrols Restaurant Group and remain as executive officers of Fiesta Restaurant Group. In addition, effective upon the completion of the spin-off, Mr. Flanders and Mr. LaLonde will resign as executive officers of Fiesta Restaurant Group and remain as executive officers of Carrols Restaurant Group. Mr. Flanders will serve as our interim Chief Financial Officer effective as of the distribution date until such time as we hire a permanent Chief Financial Officer.

Name	Age	Position(s)
Tim Taft	53	Chief Executive Officer and President
Paul R. Flanders	55	Vice President, Chief Financial Officer and Treasurer
Joseph A. Zirkman	51	Vice President, General Counsel and Secretary
Timothy J. LaLonde	55	Vice President, Controller
Michael A. Biviano	54	Executive Vice President — Taco Cabana
James E. Tunnessen	56	Executive Vice President — Pollo Tropical

Tim Taft has been our Chief Executive Officer and President since August 2011. Mr. Taft was the Chief Executive Officer of Souper Salad, Inc., a Texas based soup and salad bar restaurant chain between 2008 and 2010. From 2005 to 2007, Mr. Taft was the Chief Executive Officer and President of Pizza Inn, Inc., a Texas based pizza restaurant chain. From 1994 to 2005, Mr. Taft held various officer and executive officer positions, including from 2001 to 2005 as President and Chief Operating Officer, of Whataburger, Inc., a Texas based hamburger restaurant chain with more than 700 locations in ten states.

Paul R. Flanders has been our Vice President, Chief Financial Officer and Treasurer since April 2011. Mr. Flanders has also been Vice President, Chief Financial Officer and Treasurer of Carrols Restaurant Group since April 1997. Before joining Carrols Restaurant Group, he was Vice President-Corporate Controller of Fay’s Incorporated, a retail chain, from 1989 to 1997, and Vice President-Corporate Controller for Computer Consoles, Inc., a computer systems manufacturer, from 1982 to 1989. Mr. Flanders was also associated with the accounting firm of Touche Ross & Co. from 1977 to 1982.

Joseph A. Zirkman has been our Vice President, General Counsel and Secretary since April 2011. Mr. Zirkman has also been Vice President and General Counsel of Carrols Restaurant Group since January 1993. He was appointed Secretary in February 1993. Before joining us, Mr. Zirkman was an associate with the New York City law firm of Baer Marks & Upham beginning in 1986.

Timothy J. LaLonde has been our Vice President and Controller since April 2011. Mr. LaLonde has also been Vice President and Controller of Carrols Restaurant Group since July 1997. Before joining Carrols Restaurant Group, he was a controller at Fay’s Incorporated, a retailing chain, from 1992 to 1997. Prior to that, he was a Senior Audit Manager with the accounting firm of Deloitte & Touche LLP, where he was employed since 1978.

Michael A. Biviano has been Executive Vice President of Taco Cabana since January 2002. Prior to that, he was Vice President — Regional Director of Operations for Carrols Restaurant Group’s Burger King restaurants since 1989, having served as a district supervisor since 1983. Mr. Biviano has been an employee of Carrols Restaurant Group and Carrols since 1973.

James E. Tunnessen has been Executive Vice President of Pollo Tropical since August 2003. Prior to that he was Vice President — Regional Director of Operations for Carrols Restaurant Group’s Burger King restaurants since 1989, having served as a district supervisor from 1979. Mr. Tunnessen has been an employee of Carrols Restaurant Group and Carrols since 1971.

Board of Directors

The persons identified in the following table constitute our board of directors prior to the spin-off. The members of our board of directors are also members of the board of directors of Carrols Restaurant Group (other than Mr. Taft and Mr. Elker). Director nominees will be presented to our sole shareholder, Carrols, for election effective as of the distribution date. Effective as of the distribution date, Messrs. Accordino, Handel and Wilhite will resign from our board of directors. Tim Taft, currently our President and Chief Executive Officer, and Stephen P. Elker will be appointed to our board of directors effective on the distribution date.

Name	Age	Position
Jack A. Smith	76	Chairman of the Board of Directors
Daniel T. Accordino	60	Director
Brian P. Friedman	56	Director
Nicholas Daraviras	38	Director
Joel M. Handel	75	Director
Clayton E. Wilhite	66	Director
Tim Taft	53	President, Chief Executive Officer and Director Nominee
Stephen P. Elker	60	Director Nominee

Jack A. Smith has served as the non-executive Chairman of the board of directors since February 27, 2012 and as a Director of Fiesta Restaurant Group since April 2011. Mr. Smith has also served as a Director of Carrols Restaurant Group since 2006. Mr. Smith is President of SMAT, Incorporated, a consulting company specializing in consumer services. Mr. Smith founded The Sports Authority, Inc., a national sporting goods chain, in 1987 where he served as Chief Executive Officer until September 1998 and as Chairman until April 1999. From 1982 until 1987, Mr. Smith served as Chief Operating Officer of Herman’s Sporting Goods. Prior to Herman’s, Mr. Smith served in executive management positions with other major retailers including Sears & Roebuck, Montgomery Ward, Jefferson Stores and Diana Shops. Mr. Smith also served on the board of directors of Darden Restaurants, Inc. and as the Chairman of the Darden Audit Committee from May 1995 through September 2009.

Mr. Smith, as a former senior executive of several major retail organizations, together with service on the boards of directors of several public companies, including Darden Restaurants, Inc., brings significant leadership, management, operational, financial and brand management experience to our board of directors and the board of directors of Carrols Restaurant Group.

Daniel T. Accordino was our President and Chief Operating Officer from April 2011 to August 2011. Mr. Accordino has been a Director of Fiesta Restaurant Group since April 2011. Mr. Accordino has been the Chief Executive Officer of Carrols Restaurant Group since January 1, 2012. Mr. Accordino has also been President and a Director of Carrols Restaurant Group since February 1993 and was Chief Operating Officer of Carrols Restaurant Group from February 1993 to December 2011. Before that, Mr. Accordino served as Executive Vice President — Operations of Carrols Restaurant Group from December 1986 and as Senior Vice President of Carrols, from April 1984. From 1979 to April 1984, he was Vice President of Carrols responsible for restaurant operations, having previously served as Assistant Director of Restaurant Operations. Mr. Accordino has been an employee of Carrols Restaurant Group and Carrols since 1972.

Mr. Accordino’s experience as Carrols Restaurant Group’s Chief Executive Officer since January 1, 2012, Carrols Restaurant Group’s President since 1993, Carrols Restaurant Group’s Chief Operating Officer from 1993 to 2011 and as an employee of Carrols Restaurant Group and Carrols in various capacities since 1972 gives him outstanding skills and insight into our challenges as well as extensive knowledge of the restaurant industry. Mr. Accordino brings to our board of directors and the board of directors of Carrols Restaurant Group significant leadership, management, operational, financial and brand management experience.

Brian P. Friedman has served as a Director since April 2011. Mr. Friedman has also served as a Director of Carrols Restaurant Group since July 2, 2009. Mr. Friedman has been President of Jefferies Capital Partners and its predecessors since 1997. Mr. Friedman has also been a director and executive officer of Jefferies Group, Inc. since July 2005 and Chairman of the Executive Committee of Jefferies & Company, Inc. since 2002. Mr. Friedman was previously employed by Furman Selz LLC and its successors, including serving as Head of Investment Banking and a member of its Management and Operating Committees. Prior to his 17 years with Furman Selz and its successors, Mr. Friedman was an attorney with the law firm of Wachtell Lipton Rosen & Katz. Mr. Friedman serves on several boards of directors of private portfolio companies. Aside from the board of directors of Jefferies Group, Inc., Mr. Friedman also serves on the board of the general partner on one public portfolio company, K-Sea Transportation. Pursuant to a letter dated as of July 21, 2011, Mr. Friedman will resign as a member of the board of directors of Carrols Restaurant Group effective on the distribution date. See “Certain Relationships and Related Party Transactions.”

Having an extensive career in both the legal and investment banking fields, Mr. Friedman brings to our board of directors and the board of directors of Carrols Restaurant Group significant experience related to the business and financial issues facing public corporations. In addition, through Mr. Friedman’s service on the boards of a number of his firm’s past and current portfolio companies, he combines significant executive experience with his knowledge of the strategic, financial and operational issues of retail companies.

Nicholas Daraviras has served as a Director since April 2011. Mr. Daraviras has also served as a Director of Carrols Restaurant Group since July 2, 2009. Mr. Daraviras is a Managing Director of Jefferies Capital Partners. Mr. Daraviras has been employed with Jefferies Capital Partners or its predecessors since 1996. Mr. Daraviras has served on the board of The Sheridan Group, Inc. since 2003 and on the board of Edgen Murray II, L.P. or its predecessors since February 2005. He also serves on several boards of directors of private portfolio companies of Jefferies Capital Partners.

Mr. Daraviras brings significant experience with the strategic, financial and operational issues of retail companies in connection with his service on the boards of a number of his firm’s past and current portfolio companies.

Joel M. Handel has served as a Director since April 2011. Mr. Handel has also served as a Director of Carrols Restaurant Group since 2006. Since November 2008, Mr. Handel has been a partner in the law firm Seyfarth Shaw LLP. From 2001 until joining Seyfarth Shaw, Mr. Handel was a partner in the law firm of Brown Raysman Millstein Felder & Steiner LLP which merged with and became a part of Thelen Reid Brown Raysman & Steiner on December 1, 2006. From 1976 to 2001 he was managing partner of the law firm of Baer Marks & Upham LLP.

Mr. Handel has over 30 years of experience as a partner in several major law firms and has a formal background and training in accounting and tax law. He has represented numerous public corporations and has been involved with numerous mergers and acquisitions and other corporate transactions and has significant expertise related to the business, financial, and legal issues facing public companies.

Clayton E. Wilhite has served as a Director since April 2011. Mr. Wilhite has been the non-executive Chairman of the board of directors of Carrols Restaurant Group since January 2012. Mr. Wilhite has also served as a Director of Carrols Restaurant Group since July 1997. Since January 1998, Mr. Wilhite has been with CFI Group Worldwide LLC, and was Managing Partner of its North American Group from May 1998 to December 2004 and Managing Partner of CFI Worldwide LLC from January 2005, until his retirement on December 31, 2007. Mr. Wilhite continues to be a Senior Partner and shareholder of CFI Group Worldwide LLC. From September 1998 through December 2008, Mr. Wilhite served on the board of directors of CFI Group Worldwide LLC, an international management consulting firm specializing in measuring customer satisfaction. Between

1996 and 1998, he was the Chairman of Thurloe Holdings, L.L.C. From August 1996 through our acquisition of Pollo Tropical, Inc., Mr. Wilhite served on the board of directors of Pollo Tropical, Inc. Before 1996, Mr. Wilhite was with the advertising firm of D’Arcy Masius Benton & Bowles, Inc. having served as its Vice Chairman from 1995 to 1996, as President of DMB&B/North America from 1988 to 1995, and as Chairman and Managing Director of DMB&B/St. Louis from 1985 to 1988.

Mr. Wilhite brings valuable leadership, and strategic skills from 20 years as a CEO or COO in the management consulting, consumer marketing and advertising agency businesses. In addition, having served on our board of directors since April 2011, the board of directors of Carrols Restaurant Group since 1997 and on the Pollo Tropical board of directors prior to its acquisition by Carrols Restaurant Group, he brings consumer-based insights to our and Carrols Restaurant Group’s strategic planning process.

For a biography of Mr. Taft, please see “—Executive Officers.”

With over 30 years of experience in the restaurant and hospitality industry, Mr. Taft brings to our board of directors significant leadership, management, operational, financial and brand management experience.

Stephen P. Elker will become a director of Fiesta Restaurant Group on the distribution date. Until July 2009, Mr. Elker spent over 36 years with KPMG LLP, the U.S. member firm of KPMG International, beginning in its Washington D.C. office, and then with offices in Rochester, New York and Orlando, Florida. In 1999, Mr. Elker was appointed as managing partner of the Orlando office and served as partner in charge of the Florida business tax practice from 2001 to July 2009. Mr. Elker is a certified public accountant and currently serves as an independent director and Chairman of the Audit Committee of Global Growth Trust, a public, non-traded real estate investment trust.

Mr. Elker, with over 36 years of experience with KPMG LLP, brings to our board of directors particular knowledge of accounting and tax practices that strengthens our board of directors’ collective knowledge, capabilities and experience.

All directors other than Mr. Taft are expected to meet the NASDAQ listing standards for independence.

Family Relationships

There are expected to be no family relationships between any of our executive officers or directors.

Composition of the Board after the Spin-off

Our board of directors currently consists of six members and upon the completion of the spin-off will consist of five members. Upon the completion of the spin-off, our common stock will be listed on The NASDAQ Global Select Market and we will be subject to the rules of The NASDAQ Stock Market. These rules require that a majority of our board of directors be independent upon the spin-off and inclusion of our shares for listing on The NASDAQ Global Select Market. We intend to comply with these requirements and upon the completion of the spin-off and inclusion of our shares for listing on The NASDAQ Global Select Market. Upon the completion of the spin-off, we will have four independent members of our board of directors.

Classified Board. Upon completion of the spin-off, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible, each serving staggered three-year terms. As a result, approximately one third of our board of directors will be elected each year and the first election shall be held at the first annual meeting following the spin-off.

The terms of office of our board of directors will be:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2013 and when their successors are duly elected and qualify;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2014 and when their successors are duly elected and qualify; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2015 and when their successors are duly elected and qualify.

Our initial Class I director will be Mr. Taft; our initial Class II directors will be Messrs. Friedman and Elker; and our initial Class III directors will be Messrs. Daraviras and Smith.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon the completion of the spin-off, our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors shall consist of not less than three members, with the exact number to be fixed at the discretion of the board.

Committees of the Board of Directors

Effective upon the separation, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

Audit Committee

Our Audit Committee is expected to consist of Messrs. Elker, Smith and Daraviras, with Mr. Elker serving as the Chairman of the Audit Committee. All of the members of the Audit Committee, except for Mr. Daraviras, will satisfy the independence requirements of Rule 10A-3 of the Exchange Act and Rule 5605 of the NASDAQ listing standards. Mr. Daraviras does not satisfy the independence requirements of Rule 10A-3 of the Exchange Act and Rule 5605 of the NASDAQ listing standards because he is an employee of the Jefferies Capital Partners, whose affiliated funds are significant stockholders of Fiesta Restaurant Group. We are relying on the exemption from the independence requirements under Rule 10A-3 of the Exchange Act and the NASDAQ listing standards that allow us to have one member of our Audit Committee not be independent until one year from the date of the effectiveness of our registration statement under the Exchange Act, provided that a majority of the members of our Audit Committee meet the independence requirements within 90 days of such date. We do not believe that the reliance on this exemption materially adversely affects the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act. Each prospective member of our Audit Committee is financially literate. In addition, Mr. Elker will serve as our Audit Committee “financial expert” within the meaning of Item 407 of Regulation S-K of the Securities Act, and has the financial sophistication required under the NASDAQ listing standards. Our Audit Committee will, among other things:

•	review our annual and interim financial statements and report to be filed with the SEC;

•	monitor our financial reporting process and internal control system;

•	appoint and replace our independent outside auditors from time to time, determine their compensation and other terms of engagement and oversee their work;

•	oversee the performance of our internal audit function;

•	conduct a review of all related party transactions for potential conflicts of interest and approve all such related party transactions;

•

establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	oversee our compliance with legal, ethical and regulatory matters.

The Audit Committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent registered public accounting firm and for overseeing their work. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm are approved in advance by our Audit Committee. The Audit Committee is expected to adopt a formal written Audit Committee charter that will comply with the requirements of the Exchange Act and the NASDAQ listing standards.

Compensation Committee

Our Compensation Committee is expected to consist of Messrs. Daraviras, Friedman and Smith, with Mr. Daraviras serving as the Chairman of the Compensation Committee. All of these members of our Compensation Committee will be “independent” as defined under Rule 5605 of the NASDAQ listing standards. The purpose of our Compensation Committee will be to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our Compensation Committee will, among other things:

•	provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our outside directors and disclosure relating to these matters; and

•	review and approve the compensation of our Chief Executive Officer and the other executive officers of us and our subsidiaries.

The Compensation Committee may form one or more subcommittees, each of which will take such actions as shall be delegated by the Compensation Committee. The Compensation Committee is expected to adopt a formal, written Compensation Committee charter that will comply with SEC rules and regulations and the NASDAQ listing standards.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee is expected to consist of Messrs. Smith, Friedman and Elker, with Mr. Smith serving as the Chairman of the Corporate Governance and Nominating Committee. All of these members will be “independent” as defined under Rule 5605 of the NASDAQ listing standards. Our Corporate Governance and Nominating Committee will, among other things:

•

establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to our board of directors and for membership on committees of our board of directors;

•	make recommendations regarding proposals submitted by our stockholders; and

•	make recommendations to our board of directors regarding corporate governance matters and practices.

The Corporate Governance and Nominating Committee is expected to adopt a formal, written Corporate Governance and Nominating Committee charter that will comply with SEC rules and regulations and the NASDAQ listing standards.

Nominations For Our Board Of Directors

The Corporate Governance and Nominating Committee of our board of directors is expected to consider director candidates based upon a number of qualifications. The qualifications for consideration as a director nominee vary according to the particular area of expertise being sought as a complement to the existing composition of the Board. At a minimum, however, the Corporate Governance and Nominating Committee is expected to seek candidates for director who possess:

•	the highest personal and professional ethics, integrity and values;

•	the ability to exercise sound judgment;

•	the ability to make independent analytical inquiries;

•	willingness and ability to devote adequate time, energy and resources to diligently perform Board and Board committee duties and responsibilities; and

•	a commitment to representing the long-term interests of the stockholders.

In addition to such minimum qualifications, the Corporate Governance and Nominating Committee takes into account the following factors when considering a potential director candidate:

•	whether the individual possesses specific industry expertise and familiarity with general issues affecting our business; and

•	whether the person would qualify as an “independent” director under SEC and NASDAQ rules.

The Corporate Governance and Nominating Committee is not expected to adopt a specific diversity policy with respect to identifying nominees for director. However, the Corporate Governance and Nominating Committee is expected to take into account the importance of diversified Board membership in terms of the individuals involved and their various experiences and areas of expertise.

The Corporate Governance and Nominating Committee shall make every effort to ensure that the Board and its committees include at least the required number of independent directors, as that term is defined by applicable standards promulgated by NASDAQ and/or the SEC. Backgrounds giving rise to actual or perceived conflicts of interest are undesirable. In addition, prior to nominating an existing director for re-election to the Board, the Corporate Governance and Nominating Committee will consider and review such existing director’s Board and Committee attendance and performance, independence, experience, skills and the contributions that the existing director brings to the Board.

The Corporate Governance and Nominating Committee is not expected to rely on third-party search firms to identify director candidates, but may employ such firms if so desired. The Corporate Governance and Nominating Committee is expected to rely upon, receive and review recommendations from a wide variety of contacts, including current executive officers, directors, community leaders, and stockholders as a source for potential director candidates. The Board retains complete independence in making nominations for election to the Board.

The Corporate Governance and Nominating Committee is expected to consider qualified director candidates recommended by stockholders in compliance with our procedures and subject to applicable inquiries. The Corporate Governance and Nominating Committee’s evaluation of candidates recommended by stockholders is not expected to differ materially from its evaluation of candidates recommended from other sources. Pursuant to our amended and restated bylaws, any stockholder may recommend nominees for director not less than 90 days nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders, by writing to Joseph A. Zirkman, Vice President, General Counsel and Secretary, Fiesta Restaurant Group, Inc., 7300 North Kendall Drive, 8th Floor, Miami, Florida 33156, giving the name, Fiesta Restaurant Group stockholdings and contact information of the person making the nomination, the candidate’s name, address and other contact information, any direct or indirect holdings of our securities by the nominee, any information required to be disclosed about directors under applicable securities laws and/or stock exchange requirements, information regarding related party transactions with us, the nominee and/or the stockholder submitting the nomination, and any actual or potential conflicts of interest, the nominee’s biographical data, current public and private company affiliations, employment history and qualifications and status as “independent” under applicable securities laws and/or stock exchange requirements. All of these communications will be reviewed by our Secretary and forwarded to Jack A. Smith, the Chairman of the Corporate Governance and Nominating Committee, for further review and consideration in accordance with this policy. Any such stockholder recommendation should be accompanied by a written statement from the candidate of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director.

Code of Ethics

We will adopt written codes of ethics applicable to our directors, officers and employees in accordance with the rules of the SEC and the NASDAQ listing standards. We will make our codes of ethics available free of charge on the investor relations section of our website. We will disclose on our website amendments to or waivers from our codes of ethics in accordance with all applicable laws and regulations.

Stockholder Communications With Our Board Of Directors

Any stockholder or other interested party who desires to communicate with our Chairman of our board of directors or any of the other members of our board of directors may do so by writing to: Board of Directors, c/o Jack A. Smith, Chairman of the Board of Directors, Fiesta Restaurant Group, Inc., 7300 North Kendall Drive, 8th Floor, Miami, Florida 33156. Communications may be addressed to the Chairman of the Board, an individual director, a Board committee, the non-management directors or the full Board. Communications will then be distributed to the appropriate directors unless the Chairman determines that the information submitted constitutes “spam,” pornographic material and/or communications offering to buy or sell products or services.

EXECUTIVE COMPENSATION

Introduction

This section presents historical information concerning the compensation arrangements for our executive officers. Fiesta Restaurant Group was formed in April 2011 in contemplation of the spin-off to hold the subsidiaries engaged in the Pollo Tropical and Taco Cabana businesses. Historically, these businesses were conducted as part of Carrols Restaurant Group through various direct and indirect subsidiaries. In May 2011 all of such direct and indirect subsidiaries comprising Pollo Tropical and Taco Cabana became wholly-owned direct and indirect subsidiaries of Fiesta Restaurant Group. Our corporate management and restaurant level information systems, personnel and support historically have been, and after the distribution date will continue to be provided to us (and Pollo Tropical and Taco Cabana) by Carrols and Carrols Restaurant Group. On the distribution date, Carrols will transfer to us certain corporate and administrative personnel (including certain executive management, information systems and legal personnel), including, without limitation Joseph A. Zirkman.

Tim Taft, who has been our Chief Executive Officer and President since August 15, 2011, will continue as our Chief Executive Officer and President after the distribution date. After the distribution date, Mr. Flanders will serve as our interim Chief Financial Officer until such time as we hire a permanent Chief Financial Officer In addition, after the distribution date, James E. Tunnessen and Michael A. Biviano will remain as our Executive Vice President, Pollo Tropical and Executive Vice President, Taco Cabana, respectively.

Messrs. Tunnessen and Biviano are executive officers of Carrols Restaurant Group, but will step down from such position on the distribution date and remain as executive officers of Fiesta Restaurant Group. Alan Vituli was our Chief Executive Officer until August 15, 2011 and was the Chairman of our board of directors and a director of Fiesta Restaurant Group until February 27, 2012. Daniel T. Accordino was our President and Chief Operating Officer until August 15, 2011. After the distribution date, Mr. Accordino will not be an executive officer of Fiesta Restaurant Group.

We present historical financial information concerning the compensation of Messrs. Taft, Vituli, Accordino, Flanders, Tunnessen and Biviano for 2011, 2010 and 2009 for Carrols Restaurant Group. Historically, and until the distribution date, all of the compensation received by Messrs. Vituli, Accordino and Flanders has been paid by Carrols and after the distribution date, Mr. Accordino’s and Mr. Flanders’ compensation will continue to be paid by Carrols. This historical compensation may not be directly relevant to the compensation that Messrs. Taft, Tunnessen and Biviano will receive from us.

Pursuant to the terms of an offer letter (the “Letter Agreement”) between Carrols Restaurant Group and Mr. Taft entered into on July 19, 2011, Mr. Taft earns an annual base salary of $500,000 and will be eligible for annual merit increases beginning in 2013 based upon recommendations of Fiesta Restaurant Group’s board of directors and compensation committee. Mr. Taft will also participate in Fiesta Restaurant Group’s Executive Bonus Plan (the “Fiesta Executive Bonus Plan”) to be adopted by Fiesta Restaurant Group and will be eligible to receive a bonus of up to 100% of his base salary with 50% of such bonus based upon attainment of objectives to be established by Fiesta Restaurant Group’s compensation committee and 50% of such bonus based upon increases in “shareholder value” (as defined in the Fiesta Executive Bonus Plan).

Pursuant to the Letter Agreement, on the one month anniversary of the date that the shares of Fiesta Restaurant Group common stock begin trading publicly, Mr. Taft will receive a grant of restricted Fiesta Restaurant Group common stock with an aggregate value of $2 million based upon the average trading price of Fiesta Restaurant Group common stock for the first four weeks the shares of Fiesta Restaurant Group common stock commence trading publicly. The restricted shares of Fiesta Restaurant Group common stock to be granted to Mr. Taft will vest over four years at the rate of 25% per annum beginning on the first anniversary of the date of grant and will be subject to provisions of the Fiesta Restaurant Group 2011 Stock Incentive Plan to be adopted by Fiesta Restaurant Group following the consummation of the spin-off.

The Letter Agreement also provides that in the event Mr. Taft is terminated without Cause (as defined in the Letter Agreement), he shall be entitled to receive a severance payment equal to his twelve months base salary and the prorated portion of his bonus payable, provided that a bonus would have been payable.

Mr. Taft’s employment as our Chief Executive Officer and the Letter Agreement were approved by the compensation committee of the board of directors of Carrols Restaurant Group.

Messrs. Tunnessen and Biviano (and all other executive officers, including, without limitation, Messrs. Accordino and Flanders) hold certain equity-based long-term incentive awards that were granted to them by Carrols Restaurant Group. The treatment of these awards in the spin-off is described under “The Spin-Off—Treatment of Carrols Restaurant Group Stock Based Awards.”

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes certain elements of the compensation arrangements for the named executive officers of Carrols Restaurant Group, and its compensation philosophy, particularly as they relate to Messrs. Tunnessen and Biviano. We believe that certain of the compensation arrangements and elements of compensation philosophy at Carrols Restaurant Group have relevance for understanding the initial compensation arrangements for our executive officers, because the compensation committee of the board of directors of Carrols Restaurant Group was responsible for determining the initial compensation of Messrs. Tunnessen and Biviano. In addition, we expect that certain elements of the compensation for our executive officers will be similar to the elements of the executive compensation at Carrols Restaurant Group.

We note, however, that following the distribution date, our board of directors will establish a compensation committee that will be responsible for Fiesta Restaurant Group’s executive compensation. We anticipate that the compensation committee will review all aspects of the compensation of our executive officers, and the compensation philosophy of our compensation committee following the distribution date could differ from the historical compensation philosophy of Carrols Restaurant Group. While we anticipate that, at least initially, the compensation committee will leave intact the arrangements with our executive officers described below, the committee could determine to make changes, either in the short- or long-term.

Overview

Carrols Restaurant Group’s compensation committee (the “CRG Compensation Committee”) has responsibility for determining and approving the compensation programs for Carrols Restaurant Group’s Chairman of the board of directors and Chief Executive Officer (the “CEO”), Alan Vituli (and our CEO until August 15, 2011 and the Chairman of our board of directors and a director of Fiesta Restaurant Group until February 27, 2012), Carrols Restaurant Group’s President and Chief Operating Officer, Daniel T. Accordino (and our President and Chief Operating Officer until August 15, 2011), Carrols Restaurant Group’s Vice President, Chief Financial Officer and Treasurer, Paul R. Flanders, Carrols Restaurant Group’s Executive Vice President, Pollo Tropical, James E. Tunnessen and Carrols Restaurant Group’s Executive Vice President, Taco Cabana, Michael A. Biviano (collectively, the “Named Executive Officers”). As described below, the principal elements of Carrols Restaurant Group’s compensation programs include base salary, annual bonus, long-term incentives including restricted stock and the ability to defer the receipt of current compensation. Carrols Restaurant Group’s CEO recommends to the CRG Compensation Committee the base salary, annual bonus and long term compensation levels for the other Named Executive Officers.

Other than cash bonuses under Carrols Restaurant Group’s Executive Bonus Plan (the “Carrols Executive Bonus Plan”), the compensation paid to or earned by the Named Executive Officers in the 2010 fiscal year was, for the most part, approved by the CRG Compensation Committee as part of a comprehensive compensation plan put in place in connection with Carrols Restaurant Group’s December 2006 initial public offering of its common stock (the “IPO”). Towers Perrin, a nationally recognized, independent consulting firm, was retained prior to the IPO to conduct an analysis of major elements of Carrols Restaurant Group’s executive compensation program, including an analysis of base compensation for Carrols Restaurant Group’s CEO and other executive officers, including the Named Executive Officers, compared to relevant peer companies based on data available at that time. At the time of the IPO and during the immediately succeeding fiscal years, Carrols Restaurant Group believed that its executive compensation plans and amounts were comparable to those offered by other restaurant companies with which it competes for executive talent.

During the 2010 fiscal year, the CRG Compensation Committee retained Mercer to review its compensation policies, plans and amounts for the CEO and other executive officers, including the Named Executive Officers and make recommendations relating to the executive compensation program for 2011. Mercer worked exclusively for the CRG Compensation Committee and did not and does not perform any other work on behalf of management of Carrols Restaurant Group. Mercer’s role with the CRG Compensation Committee was to provide independent advice. The CRG Compensation Committee did not delegate authority to Mercer or to other parties and does not delegate authority to other parties. The CRG Compensation Committee engaged Mercer to review current issues in executive compensation, review Carrols Restaurant Group’s current executive compensation strategy, review Carrols Restaurant Group’s current executive compensation program against the market and review stockholder value drivers and Carrols Restaurant Group’s incentive plan structure against the market and Carrols Restaurant Group’s current strategy. The scope of Mercer’s engagement was to provide a market check and broad based third party survey to help the CRG Compensation Committee better understand the then current executive compensation practices. During the 2010 fiscal year, Mercer presented findings of an Executive Compensation Review (including Carrols Restaurant Group’s top 10 salaried executives) and Contract Assessment (including the employment agreements of Messrs. Vituli and Accordino) and prepared and presented a summary of the key findings of the Executive Compensation Review and Contract Assessment and the implications for Carrols Restaurant Group’s executive compensation strategy and programmatic outcomes. Mercer also identified potential items to refine in Carrols Restaurant Group’s executive compensation program that the CRG Compensation Committee may want to consider. The CRG Compensation Committee reviewed and considered Mercer’s report and recommendations and determined that such recommendations were not material as a whole in nature and in scope to warrant changes to Carrols Restaurant Group’s executive compensation program for 2011. However, one of Mercer’s recommendations was that Carrols Restaurant Group use a mix of stock options, restricted stock and/or performance shares for long term incentive executive compensation. The CRG Compensation Committee, based on its own review of Carrols Restaurant Group’s long term incentive executive compensation and, to a lesser extent, on Mercer’s recommendations, recommended to Carrols Restaurant Group and Carrols Restaurant Group’s board of directors that Carrols Restaurant Group replace the use of stock option grants with restricted stock grants in connection with the long-term incentive component of its overall compensation plan beginning in 2011 as further described herein.

Objectives of Compensation Program

The primary objectives of Carrols Restaurant Group’s executive compensation programs are to enable it to attract and retain executives with the requisite qualifications and experience to achieve its business objectives. Carrols Restaurant Group accomplishes this by utilizing compensation programs that encourage, recognize and reward individual performance and tie a portion of compensation to long-term company performance. Carrols Restaurant Group’s programs were designed to permit flexibility in establishing compensation for each individual based upon job responsibilities, individual performance and its results. Carrols Restaurant Group’s programs were also designed to provide incentives to improve short term performance, achieve long-term sustainable growth in earnings and align the interests of its executive team with its stockholders.

While the CRG Compensation Committee is primarily responsible for the overall oversight of Carrols Restaurant Group’s executive compensation, the CEO, with the assistance of other members of management, provides recommendations with respect to compensation for the other executive officers.

The CRG Compensation Committee believes that the CEO’s input is valuable in determining the compensation of other executive officers given his day to day role in Carrols Restaurant Group and his responsibility in establishing and implementing Carrols Restaurant Group’s strategic plans. Therefore, while the CRG Compensation Committee has been and will be primarily responsible for determining executive compensation, the CEO will continue to provide his input and recommendations to the CRG Compensation Committee with respect to compensation for the other executive officers.

Elements of Carrols Restaurant Group’s Compensation Programs

Carrols Restaurant Group’s executive compensation program has consisted of short-term compensation (salary and annual incentive bonus) and long-term compensation (stock options or, beginning in the 2011 fiscal year, restricted stock) to achieve its goal of improving earnings and achieving long term sustainable growth in revenues and earnings which it believes constitutes alignment with stockholders’ interests.

The Role of Stockholder Say-on-Pay Votes

Carrols Restaurant Group’s Board of Directors, the CRG Compensation Committee, and management value the opinions of its stockholders. Carrols Restaurant Group provides its stockholders with the opportunity to cast an advisory vote to approve named executive officer compensation every three years, or Say-on-Pay. Although the advisory Say-On-Pay vote is non-binding, the CRG Compensation Committee has considered the outcome of the vote when making compensation decisions for Named Executive Officers. At Carrols Restaurant Group’s annual meeting of stockholders held in June 2011, approximately 90.55% of the stockholders who voted on the Say-on-Pay proposal voted in favor of the proposal. The CRG Compensation Committee believes that this evidences Carrols Restaurant Group’s stockholders’ support for its approach to executive compensation, which did not change during 2011 as a result of the stockholder vote. The CRG Compensation Committee will continue to consider the outcome of Carrols Restaurant Group’s Say-on-Pay votes when making future compensation decisions for its Named Executive Officers.

Short-Term Compensation

Base Salary. The CRG Compensation Committee annually reviews and approves the base salaries of Carrols Restaurant Group’s executive officers based upon recommendations from Carrols Restaurant Group’s CEO. Increases are not preset and typically take into account the individual’s performance, responsibilities of the position, potential to contribute to the long term objectives of the company, management skills, future potential and periodically from competitive data. Carrols Restaurant Group’s executive compensation plan in place since the IPO was designed to compensate Carrols Restaurant Group’s CEO and executive officers, including the Named Executive Officers, with modest annual increases in base salaries combined with the opportunity to earn up to approximately double the amount of base salary in annual cash incentive bonuses based on company and individual performance, in order to align the interests of Carrols Restaurant Group’s CEO and Named Executive Officers with those of Carrols Restaurant Group’s stockholders.

Factors considered in base salary planning included company performance, budgetary and cost containment issues, competitive market data (from time to time) and current salary levels, as appropriate. At the end of the year, the CEO evaluates each Named Executive Officer’s performance and expected future contributions.

For the 2011 fiscal year, the base salaries of Carrols Restaurant Group’s CEO until December 31, 2011 (and our CEO until August 15, 2011), Alan Vituli, and Carrols Restaurant Group’s current Chief Executive Officer and President and former Chief Operating Officer (and our President and Chief Operating Officer until August 15, 2011), Daniel T. Accordino (“President”), were determined pursuant to employment agreements with each of Mr. Vituli and Mr. Accordino, which became effective when the registration statement on Form S-1 relating to the IPO was declared effective by the SEC in December 2006 (the “Effective Time”), which were amended and restated as of December 13, 2008 and which expired on December 31, 2011 as further described below. Under such employment agreements, the base salaries for Mr. Vituli and Mr. Accordino in the 2011 fiscal year were fixed at $692,896 and $543,697 per year, respectively, representing a 0% increase over the prior year for Mr. Vituli and a 2% increase over the prior year for Mr. Accordino. The employment agreements provided that the base salaries of Messrs. Vituli and Accordino may be increased annually at the sole discretion of the CRG Compensation Committee.

On November 1, 2011, upon approval by the CRG Compensation Committee, Carrols Restaurant Group and Mr. Vituli mutually agreed to not renew Mr. Vituli’s employment agreement with Carrols Restaurant Group and Carrols. Mr. Vituli’s employment agreement expired on December 31, 2011 according to its terms. Mr. Vituli and Carrols Restaurant Group agreed that Mr. Vituli would remain as its Chief Executive Officer through and including December 31, 2011, and on such date, Mr. Vituli retired as Chief Executive Officer of Carrols Restaurant Group. Mr. Accordino was appointed Chief Executive Officer of Carrols Restaurant Group effective January 1, 2012. In addition, Carrols Restaurant Group and Mr. Vituli agreed that Mr. Vituli would resign and retire as the Chairman of its board of directors, and would resign as a director of Carrols Restaurant Group upon Carrols Restaurant Group naming a successor to Mr. Vituli as the Chairman of its board of directors. Mr. Vituli retired as the Chairman of the board of directors of Carrols Restaurant Group and resigned as a director of Carrols Restaurant Group on January 16, 2012. Clayton E. Wilhite was appointed the non-executive Chairman of the board of directors of Carrols Restaurant Group on January 16, 2012. Carrols Restaurant Group and Mr. Vituli also agreed that, for a period commencing on January 16, 2012, the date that Mr. Vituli ceased to be a member of its board of directors, and ending on November 1, 2013, Mr. Vituli will have the right to attend and observe any meeting of the board of directors of Carrols Restaurant Group and Mr. Vituli will be reimbursed for his out-of-pocket expenses incurred in connection with attending such meetings in accordance with Carrols Restaurant Group’s expense reimbursement policy for its directors then in effect.

On November 1, 2011, Carrols Restaurant Group and Mr. Accordino mutually agreed that Mr. Accordino would become Carrols Restaurant Group’s President and Chief Executive Officer effective on January 1, 2012 (the “Effective Date”). Carrols Restaurant Group and Mr. Accordino also mutually agreed to not renew Mr. Accordino’s employment agreement with Carrols Restaurant Group and Carrols. In addition, Mr. Accordino entered into a new employment agreement with Carrols Restaurant Group and Carrols LLC, which became effective on the Effective Date, on terms substantially similar to the prior employment agreement between Mr. Accordino and Carrols Restaurant Group and Carrols, and as described below. The terms of Mr. Accordino’s new employment agreement were approved by the CRG Compensation Committee.

In the 2011 fiscal year, most of the executive officers of Carrols Restaurant Group, including the other Named Executive Officers, received a 2% increase in their respective base salaries over the levels established for the 2010 fiscal year.

Annual Incentive Bonus Payments. Annual cash bonuses have been an important component of Carrols Restaurant Group’s compensation program for Carrols Restaurant Group’s executive officers and the Carrols Executive Bonus Plan has been approved by the CRG Compensation Committee. The Carrols Executive Bonus Plan has been established annually by the CRG Compensation Committee and measures performance throughout Carrols Restaurant Group’s fiscal year. Under the Carrols Executive Bonus Plan, annual incentive bonus payments are typically paid in March based on performance for the prior fiscal year.

Each of the Named Executive Officers has been eligible to receive a maximum annual incentive bonus ranging from 90% to 105% of base salary, depending on position. With respect to each of the Named Executive Officers other than James E. Tunnessen and Michael A. Biviano, the majority of the potential bonus payments have been tied to the level of increase in earnings per share (“EPS”) (as defined and measured under the Carrols Executive Bonus Plan) and provided for larger payments to the extent that those thresholds are exceeded. Half of the potential bonus payment for Mr. Tunnessen has been tied to the level of increase in segment value of Pollo Tropical (as defined and measured under the Pollo Tropical Executive Bonus Plan). Half of the potential bonus payment for Mr. Biviano has been tied to the level of increase in segment value of Taco Cabana (as defined and measured under the Taco Cabana Executive Bonus Plan).

The maximum bonus of Mr. Accordino, Carrols Restaurant Group’s current CEO and former Chief Operating Officer during the 2011 fiscal year, was established at 100% of his base salary and was based solely on Carrols Restaurant Group’s financial performance and the increase in EPS in the 2011 fiscal year as compared to the greater of EPS for the 2010 fiscal year or the average EPS for the fiscal years 2010, 2009, and 2008. Under the Executive Bonus Plan, EPS was defined as the earnings per share of Carrols Restaurant Group (based on fully diluted shares outstanding) in accordance with GAAP, excluding, at the CRG Compensation Committee’s reasonable discretion, gains or losses that are extraordinary, unusual or non-recurring and may also be based on pro forma calculations. Specifically excluded under the plan in 2011 and 2010 were gains and losses on the sales of real estate, the effect of the 53rd week in 2009, gains from insurance settlements and gains or losses on the extinguishment of debt. Under the plan, no adjustments were made for unusual events in the ordinary course including, among other things, reserves for or impairment of assets, hurricanes and changes in commodity costs. Pro forma adjustments to interest expense were made at the discretion of the CRG Compensation Committee for Carrols Restaurant Group’s refinancing, to exclude expenses related to the spin-off of Fiesta Restaurant Group and to exclude certain non-recurring stock compensation expense for the former CEO’s 2010 restricted stock award. Under the Executive Bonus Plan, if Carrols Restaurant Group achieved at least a 7% increase in EPS in the 2011 fiscal year as compared to the greater of the EPS for the 2010 fiscal year or the average of the EPS for the fiscal years 2010, 2009, and 2008 (as determined by the CRG Compensation Committee in accordance with the plan), Mr. Accordino was entitled to receive a bonus at the rate of 2.5% of his respective base compensation for each 1% increase in excess of the minimum of 7%, up to the maximum percentage of base salary set forth above. EPS, as calculated in accordance with the terms of the Executive Bonus Plan, was $0.596 per share in the 2011 fiscal year, an increase compared to $0.506 for the average of the prior three years (which was greater than EPS in the 2010 fiscal year), which resulted in Carrols Restaurant Group’s current CEO earning a total incentive bonus of $146,526 for the 2011 fiscal year or 27% of his base salary.

Carrols Restaurant Group’s former CEO’s maximum bonus was established at 105% of his base salary. Fifty (50%) percent of the bonus was based on Carrols Restaurant Group’s financial performance and the increase in EPS using similar calculations as were used in calculating the increase in EPS portion of Carrols Restaurant Group’s current CEO’s bonus described above, with the exception of the pro forma stock compensation expense adjustment related to the former CEO’s restricted stock award in 2011. As a result of the increase in EPS, as calculated, Mr. Vituli earned an incentive bonus of $58,723 for the 2011 fiscal year under this portion of the Executive Bonus Plan. The remaining 50% of Carrols Restaurant Group’s former CEO’s bonus was based on his individual attainment of certain specified objectives established by the CRG Compensation Committee related to Carrols Restaurant Group’s refinancing, completing the spin-off Fiesta Restaurant Group and certain objectives related to the expansion of Fiesta Restaurant Group. The determination of whether the objectives were met by Carrols Restaurant Group’s former CEO was made by the CRG Compensation Committee. The payment of this portion of the bonus is also conditioned, in its entirety, on Carrols Restaurant Group’s achievement of a pre-determined minimum level of total EBITDA, which as defined in the Executive Bonus Plan, was 90% of Carrols Restaurant Group’s budgeted total EBITDA. For the 2011 fiscal year Carrols Restaurant Group generated total EBITDA of $78.7 million that surpassed the predetermined minimum level of total budgeted EBITDA required, which was $75.4 million for the 2011 fiscal year. For a reconciliation of Adjusted Segment EBITDA for all three of Carrols Restaurant Group’s segments to net income of Carrols Restaurant Group, see Note 12 to Carrols Restaurant Group’s consolidated financial statements which are included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 8, 2012, as amended on March 13, 2012. Based on Mr. Vituli’s attainment of his respective individual specified objectives, Mr. Vituli earned $121,256, or 17.5% of his base salary. As a result of the foregoing, Mr. Vituli earned a total incentive bonus for the 2011 fiscal year of $179,979, or 26% of his base salary.

The following is a reconciliation of EPS for those periods utilized in the calculation of the 2011 bonus, under the Executive Bonus Plan to Carrols Restaurant Group’s diluted net income per share (as set forth in Carrols Restaurant Group’s audited consolidated financial statements or selected financial data contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 8, 2012 as amended on March 13, 2012):

	2008	2009	2010	2011
	(amounts per share)
Diluted net income per share	$.591	$1.003	$.545	$.505
Adjustments:
Losses (gains) on extinguishment of debt	(.126)	—	—	.081
Pro forma interest expense adjustment for 2011 refinancing	(.105)	(.132)	(.133)	(.064)
Insurance gains	(.013)	(.017)	(.014)	(.013)
Effect of 53rd week in 2009	—	(.075)	—	—
Expenses related to the spinoff	—	—	—	.056
Stock compensation expense related to Carrols Restaurant Group’s former CEO’s 2011 restricted stock award	—	—	—	.037
Net gains or losses on sales of real estate	—	(.006)	—	(.006)

EPS for Executive Bonus Plan	$.347	$.773	$.398	$.596

Under the Executive Bonus Plan, if Carrols Restaurant Group achieved at least a 7% increase in EPS in the 2011 fiscal year as compared to the greater of the EPS for 2010 fiscal year or the average of the EPS for the fiscal years 2010, 2009, and 2008, Paul R. Flanders, Carrols Restaurant Group’s Vice President and Chief Financial Officer would be entitled to receive a bonus at the rate of 1.5% of his base salary for each 1% increase in EPS in excess of the minimum of 7%, up to a maximum of 60% of his base salary. As a result of the increase in EPS, as calculated in accordance with the terms of the Executive Bonus Plan, Mr. Flanders earned an incentive bonus of $44,468 for the 2011 fiscal year under this portion of the Executive Bonus Plan. Mr. Flanders was also eligible to receive a bonus of up to 30% of his base salary, based on his individual attainment of specified goals and objectives established for the year. Payments of that portion of Mr. Flanders’ bonus tied to individual goals are determined based on the discretion of the CEO and the President based on evaluating achievement of Mr. Flanders’ goals and objectives. The determination of whether goals and objectives were met by each Named Executive Officer is not a formulaic, objective or quantifiable standard; rather, the individual performance considerations were just factors (among others) that were generally taken into account in the course of making subjective judgments in connection with the compensation decision. The payment of this portion of the bonus is also conditioned, in its entirety, on the achievement of a pre-determined minimum level of total EBITDA for Carrols Restaurant Group, which as defined in the Executive Bonus Plan, was 90% of Carrols Restaurant Group’s budgeted total EBITDA. For the 2011 fiscal year Carrols Restaurant Group generated total EBITDA of $78.7 million that surpassed the predetermined minimum level of total budgeted EBITDA required, which was $75.4 million for the 2011 fiscal year. Based on Mr. Flanders’ attainment of his individual specified goals and objectives, Mr. Flanders earned $82,501, or 30% of his base salary in incentive bonus compensation for the 2011 fiscal year. In addition, the CRG Compensation Committee determined that based upon Mr. Flanders’ efforts in consummating the refinancing during 2011, and his contributions with respect to the spin-off transaction, he was entitled to a special one-time bonus payment of $150,000. As a result of the foregoing, Mr. Flanders earned a total incentive bonus for the 2011 fiscal year of $276,969 , or approximately 101% of his base salary.

Under the Pollo Tropical Executive Bonus Plan, James E. Tunnessen, the Executive Vice President, Pollo Tropical, would receive a bonus if the Pollo Tropical segment value increased more than 7% in the 2011 fiscal year as compared to the 2010 fiscal year and such bonus would be earned at the rate of 1.5% of Mr. Tunnessen’s base salary for each 1% increase in Pollo Tropical segment value in excess of the minimum of 7% up to a maximum bonus of 50% of Mr. Tunnessen’s base salary. Under the plan, Pollo Tropical segment value was based upon a formula starting with Adjusted Segment EBITDA of Pollo Tropical, as adjusted for certain allocated costs, rent payments on lease financing obligations and certain non-recurring items. This calculation was then further reduced for certain capital expenditures, multiplied by a fixed multiple, and then reduced by any Pollo Tropical non-trade indebtedness (as defined in the Pollo Tropical Executive Bonus Plan, but which does not include Carrols Restaurant Group’s senior or subordinated debt). In calculating the change in Pollo Tropical segment value compared to the prior year, further consideration was given to include the effect of the net change in intercompany amounts with Carrols, capital advances, contributions and redemptions. Pollo Tropical segment value for the 2011 fiscal year increased 37.4% over the 2010 fiscal year. Such increase resulted in Mr. Tunnessen earning $140,484, or 45.6% of his salary, in incentive bonus compensation for the 2011 fiscal year. Also, if we achieved at least a 7% increase in EPS (as determined above) in the 2011 fiscal year as compared to the 2010 fiscal year, Mr. Tunnessen would also earn a bonus at the rate of 1.5% of his base salary for each 1% increase in EPS in excess of the minimum of 7% up to a maximum of 17% of his base salary. As a result of the increase in EPS as calculated in accordance with the Pollo Tropical Executive Bonus Plan, Mr. Tunnessen earned an incentive bonus of $49,777 for the 2011 fiscal year under this portion of the Executive Bonus Plan. In addition, Mr. Tunnessen was also eligible to receive a bonus of up to 33% of his base salary, which is based on his attainment of specified goals and objectives established for the year for Mr. Tunnessen and determined and paid in the same manner as provided above for Mr. Flanders. The payment of this portion of the bonus is also conditioned, in its entirety, on the achievement of a predetermined minimum level of EBITDA of Pollo Tropical which, as defined in the Pollo Tropical Executive Bonus Plan, was 90% of budgeted EBITDA for Pollo Tropical. For the 2011 fiscal year Pollo Tropical generated Adjusted Segment EBITDA of $36.8 million that surpassed the predetermined minimum level of budgeted EBITDA required, which was $30.7 million for the 2011 fiscal year. Consequently, based on Mr. Tunnessen’s attainment of his individual specified goals and objectives, Mr. Tunnessen earned an additional $101,586, or 33% of his base salary, in incentive bonus compensation for the 2011 fiscal year. As a result of the foregoing, Mr. Tunnessen’s earned a total incentive bonus for the 2011 fiscal year of $291,847, or 94.8% of his base salary.

Under the Taco Cabana Executive Bonus Plan, Michael Biviano, the Executive Vice President, Taco Cabana, would receive a bonus if the Taco Cabana segment value increased more than 7% in the 2011 fiscal year as compared to the 2010 fiscal year and such bonus would be earned at the rate of 1.5% of Mr. Biviano’s base salary for each 1% increase in Taco Cabana segment value in excess of the minimum of 7% up to a maximum bonus of 50% of Mr. Biviano’s base salary. Under the plan, Taco Cabana segment value was based upon a formula starting with Adjusted Segment EBITDA of Taco Cabana, as adjusted for certain allocated costs, rent payments on lease financing obligations and certain non-recurring items. This calculation was then further reduced for certain capital expenditures, multiplied by a fixed multiple, and then reduced by any Taco Cabana non-trade indebtedness (as defined in the Taco Cabana Executive Bonus Plan, but which does not include Carrols Restaurant Group’s senior or subordinated debt). In calculating the change in Taco Cabana segment value compared to the average of the prior three years (which was greater than segment value in the 2010 fiscal year), further consideration was given to include the effect of the net change in intercompany amounts with Carrols, capital advances, contributions and redemptions. Taco Cabana segment value for the 2011 fiscal year increased 16.2%. Such increase resulted in Mr. Biviano earning an additional $42,266, or 13.7% of his salary, in incentive bonus compensation for the 2011 fiscal year. Also, if Carrols Restaurant Group achieved at least a 10% increase in EPS (as determined above) in the 2011 fiscal year as compared to the 2010 fiscal year, Mr. Biviano would also earn a bonus at the rate of 1.5% of his base salary for each 1% increase in EPS in excess of the minimum of 7% up to a maximum of 17% of his base salary. As a result of the increase in EPS as calculated in accordance with the Taco Cabana Executive Bonus Plan, Mr. Biviano earned an incentive bonus of $49,777 for the 2011 fiscal year under this portion of the Executive Bonus Plan. In addition, Mr. Biviano was also eligible to receive a bonus of up to 33% of his base salary, which is based on his attainment of specified goals and objectives established for the year for Mr. Biviano and determined and paid in the same manner as provided above for Mr. Flanders. The payment of this portion of the bonus is also conditioned, in its entirety, on the achievement of a predetermined minimum level of EBITDA of Taco Cabana which, as defined in the Taco Cabana Executive Bonus Plan, was 90% of budgeted EBITDA for Taco Cabana. For the 2011 fiscal year Taco Cabana generated Adjusted Segment EBITDA of $27.5 million that surpassed the predetermined minimum level of budgeted EBITDA required, which was $26.1 million for the 2011 fiscal year. Consequently, based on Mr. Biviano’s attainment of his individual specified goals and objectives, Mr. Biviano earned an additional $101,586, or 33% of his base salary, in incentive bonus compensation for the 2011 fiscal year. As a result of the foregoing, Mr. Biviano’s earned a total incentive bonus for the 2011 fiscal year of $193,629, or 62.9% of his base salary.

In addition, the CRG Compensation Committee awarded Mr. Taft a cash bonus of $140,000 for the 2011 fiscal year (which amounted to approximately 73% of his base salary earned in the 2011 fiscal year since the commencement of his employment as our Chief Executive Officer and President on August 15, 2011). The determination to award such bonus to Mr. Taft was made at the discretion of the CRG Compensation Committee. Such determination was not based on a formulaic, objective or quantifiable standard; rather, individual performance considerations were factors (among others) that were generally taken into account in the course of making subjective judgments in connection with such compensation decision.

Long-Term Compensation

The long-term incentive compensation utilized by Carrols Restaurant Group for its senior management has been an equity based compensation plan designed to create alignment of senior management’s interests with those of its long term stockholders. Based upon the recommendation of CRG Compensation Committee and the approval of Carrols Restaurant Group’s board of directors, beginning in fiscal year 2011 Carrols Restaurant Group replaced the use of stock option grants which Carrols Restaurant Group previously granted to its CEO and executive officers, including the Named Executive Officers, with restricted stock grants in connection with the long-term incentive component of its overall compensation plan. The CRG Compensation Committee and Carrols Restaurant Group’s board of directors agreed that the use of restricted stock grants would be a more efficient and effective mechanism to create alignment of senior management’s interests with those of Carrols Restaurant Group’s long term stockholders. As a result, in January 2011 Carrols Restaurant Group awarded restricted stock grants to its former CEO and its executive officers, including the Named Executive Officers, based on job responsibilities and rewarding individual performance and also taking into account the number of shares of Carrols Restaurant Group common stock available for grant and issuance under the Carrols Plan. Restricted stock grants utilized in the Carrols Plan have a time-based vesting schedule (other than the grant of restricted stock to Carrols Restaurant Group’s former CEO which vests based on certain performance and other criteria, including his death, disability or retirement from Carrols Restaurant Group) with a certain percentage of options vesting over a period of time established by the CRG Compensation Committee under the Carrols Plan. During the 2011 fiscal year, the CRG Compensation Committee established a policy with respect to granting restricted stock under the Carrols Plan similar to the policy previously established for the granting of stock options. The CRG Compensation Committee established a policy to annually grant restricted stock to employees, including the Named Executive Officers, on each January 15 (with an alternative date of July 15 for new employees or employees promoted after January 15). Accordingly, the measurement of the value of any restricted stock grant would be based upon the price of Carrols Restaurant Group’s common stock at the close of business on those respective grant dates. The CRG Compensation Committee would annually grant such restricted stock grants on January 15 based upon recommendations from Carrols Restaurant Group’s CEO, who would provide such recommendations after evaluating the individual performance of Carrols Restaurant Group’s employees (including the Named Executive Officers other than the CEO). Such performance evaluations coincide with Carrols Restaurant Group’s normal end of year annual review process for employees and senior management. The granting of stock options and restricted stock have been and are an important component of the total compensation package for the Named Executive Officers and is an important retention tool. Because the CRG Compensation Committee’s policy has been to grant stock options or restricted stock annually on a fixed date, the CRG Compensation Committee may have previously, or may in the future grant stock options or restricted stock at a time when it, as well as the CEO and senior management, may be aware of material non-public information that, once made public, could either have a positive or negative effective on the price of Carrols Restaurant Group’s common stock.

Carrols Restaurant Group 2006 Stock Incentive Plan. In connection with Carrols Restaurant Group’s IPO, Carrols Restaurant Group adopted the Carrols Plan, which provides for the grant of stock options and stock appreciation rights, stock awards, performance awards, outside director stock options and outside director stock awards. Any officer, employee, associate, director and any consultant or advisor providing services to Carrols Restaurant Group are eligible to participate in the Carrols Plan.

The Carrols Plan is administered by the CRG Compensation Committee which approves awards and may base its considerations on recommendations by Carrols Restaurant Group’s CEO. The CRG Compensation Committee has the authority to (1) approve plan participants, (2) approve whether and to what extent stock options, stock appreciation rights and stock awards are to be granted and the number of shares of stock to be covered by each award (other than an outside director award), (3) approve forms of agreement for use under the Carrols Plan, (4) determine terms and conditions of awards (including, but not limited to, the option price, any vesting restriction or limitation, any vesting acceleration or waiver or forfeiture, and any right of repurchase, right of first refusal or other transfer restriction regarding any award), (5) modify, amend or adjust the terms and conditions of any award, (6) determine the fair market value, and (7) determine the type and amount of consideration to be received by Carrols Restaurant Group for any stock award issued.

In furtherance of Carrols Restaurant Group’s shift to the use of restricted stock grants under its long-term compensation plan, on January 15, 2011 restricted stock grants were made to Alan Vituli, the former CEO, and the Named Executive Officers, and certain other employees of Carrols Restaurant Group, including an award of 200,000 shares of restricted stock to Mr. Vituli. The number of shares of restricted stock granted to Mr. Vituli was made in connection with the renewal of Mr. Vituli’s employment agreement which expired on December 31, 2011. Messrs. Accordino, Flanders, Tunnessen and Biviano were granted 15,000 shares, 4,000 shares, 5,000 shares and 5,000 shares, respectively, of restricted stock on January 15, 2011.

Other Benefits

Carrols Restaurant Group offers certain other benefits to the CEO and Named Executive Officers as described below. Such benefits are not taken into account in determining such individuals’ base salary, annual incentive bonus or equity based compensation.

Deferred Compensation Plan. Carrols Restaurant Group provides certain benefits under The Carrols Corporation and Subsidiaries Deferred Compensation Plan (the “Deferred Compensation Plan”). See “Executive Compensation—Nonqualified Deferred Compensation.”

Change of Control and Severance Benefits. For a discussion of change of control arrangements or severance arrangements and the triggers for payments under such arrangements, See “Executive Compensation—Potential Payments Upon Termination or Change of Control.”

Other Post-Employment Benefits. The prior employment agreements for Messrs. Vituli and Accordino, respectively, each provided, and the new employment agreement for Mr. Accordino provides for continued coverage under Carrols Restaurant Group’s welfare and benefits plans for such executive officer and his eligible dependents after cessation of employment with Carrols Restaurant Group for the remainder of their respective lives.

Compensation for the Named Executive Officers

As mentioned above, in December 2006, Carrols Restaurant Group entered into an employment agreement with Carrols Restaurant Group’s former CEO, Alan Vituli, which became effective as of the Effective Time of Carrols Restaurant Group’s IPO, which employment agreement was amended and restated as of December 13, 2008 and which expired on December 31, 2011. Such amended and restated employment agreement governed the terms of Mr. Vituli’s compensation, including initially establishing his base salary. See “Executive Compensation – Summary Compensation Table—Vituli Employment Agreement.”

Also, as mentioned above, in December 2006, Carrols Restaurant Group entered into an employment agreement with its President and, since January 1, 2012, its Chief Executive Officer, Daniel T. Accordino, which became effective in December 2006. This employment agreement was amended and restated as of December 13, 2008 and expired on December 31, 2011. Such amended and restated employment agreement governs the terms of Mr. Accordino’s compensation, including initially establishing his base salary. Carrols Restaurant Group entered into a new employment agreement with Mr. Accordino on December 22, 2011 pursuant to a letter agreement dated as of November 1, 2011. See “Executive Compensation—Summary Compensation Table—Accordino Employment Agreement.”

None of the other Named Executive Officers have an employment agreement with Carrols Restaurant Group. Mr. Taft’s Letter Agreement is described above.

Compensation Committee Interlocks and Insider Participation

The members of the CRG Compensation Committee for the fiscal year ended December 31, 2011 were Brian P. Friedman, Jack A. Smith and Clayton E. Wilhite. None of the members of the CRG Compensation Committee were, during such year, an officer of Carrols Restaurant Group or any of its subsidiaries or had any relationship with Carrols Restaurant Group other than serving as a director of Carrols Restaurant Group. In addition, no executive officer of Carrols Restaurant Group served as a director or a member of the compensation committee of any other entity, other than any subsidiary of Carrols Restaurant Group, one of whose executive officers served as a director or on the CRG Compensation Committee. None of the members of the CRG Compensation Committee had any relationship required to be disclosed under this caption under the rules of the SEC.

SUMMARY COMPENSATION TABLE

The following table summarizes historical compensation awarded or paid to, or earned by, each of the Named Executive Officers of Carrols Restaurant Group and Tim Taft for the fiscal years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)		Bonus (1)($)		Stock Awards (2)($)	Option Awards (2)($)		Non- Equity Incentive Plan Compensation ($)	Change in Nonqualified Deferred Compensation Earnings (3)($)		All Other Compensation ($)	Total ($)
Tim Taft (4)	2011		$191,668		$140,000	—		—	—		$133	—		$331,801
President and Chief Executive Officer of Fiesta Restaurant Group
Alan Vituli (5)	2011		$692,896		$179,976	$1,530,000		—	—		—	—		$2,402,872
Former Chairman of the Board and Former Chief Executive Officer	2010 2009	$ $	692,896 672,700	$ $	— 706,343	— —	$ $	276,750 97,565	— —	$ $	52,456 40,800	— —	$ $	1,022,102 1,517,408

Daniel T. Accordino (6)	2011		$543,697		$146,526	$114,750		—	—		—	—		$804,973
President, Chief Executive Officer and Director	2010 2009	$ $	533,032 517,500	$ $	— 517,500	— —	$ $	187,326 72,800	— —	$ $	22,706 39,391	— —	$ $	743,064 1,147,191

Paul R. Flanders (7)	2011		$275,004		$276,969	$30,600		—	—		—	—		$582,573
Vice President, Chief Financial Officer and Treasurer	2010 2009	$ $	263,268 255,600	$ $	78,980 218,538	— —	$ $	31,221 11,375	— —		— —	— —	$ $	373,469 485,513

James E. Tunnessen	2011		$307,836		$291,847	$38,250		—	—		—	—		$637,933
Executive Vice President, Pollo Tropical	2010 2009	$ $	301,800 293,004	$ $	238,944 238,428	— —	$ $	31,221 11,375	— —		— —	— —	$ $	571,965 542,807

Michael A. Biviano	2011		$307,836		$193,629	$38,250		—	—		$15,710	—		$555,425
Executive Vice President,	2010		$297,157		$—	—		$31,221	—		$11,639	—		$340,017
Taco Cabana	2009		$293,004		$235,018	—		$11,375	—		$4,389	—		$543,786

(1)	Carrols Restaurant Group provides bonus compensation to its executive officers based on an individual’s achievement of certain specified objectives and Carrols Restaurant Group’s achievement of specified increases in stockholder value. See “Compensation Discussion and Analysis” above for a discussion of the Carrols Executive Bonus Plan. Amounts include cash bonuses paid in fiscal year 2012, 2011 and 2010 with respect to services rendered in fiscal year 2011, 2010 and 2009, respectively.
(2)	The amounts shown represent the aggregate grant date fair value of restricted stock and stock options granted and approved by the CRG Compensation Committee in each of the fiscal years presented and is consistent with the grant date fair value of the award computed in accordance with FASB ASC Topic 718. See Notes 1 and 11 to Carrols Restaurant Group’s consolidated financial statements for the year ended December 31, 2010, which are included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 8, 2012, as amended on March 13, 2012, for assumptions used in the calculation of this amount. There were no forfeitures in 2011, 2010 or 2009 by the Named Executive Officers. These amounts reflect the grant date fair value for these awards and do not correspond to the actual value that will be recognized by the executives. The actual value, if any, that an executive may realize upon exercise of the options will depend on the excess of the stock price over the base value on the date of exercise or for restricted shares, the stock price at the date of vesting, so there is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. These grants are included and discussed further in the tables included below under “Outstanding Equity Awards at Fiscal Year-End.”
(3)	These amounts represent the above-market portion of earnings on compensation deferred by the Named Executive Officers under the Deferred Compensation Plan. Earnings on deferred compensation are considered to be above-market to the extent that the rate of interest exceeds 120% of the applicable federal long-term rate. At December 31, 2011, 2010 or 2009, 120% of the federal long-term rate was 3.37%, 4.24% and 5.02% per annum, respectively, and the interest rate paid to participants in each year was 8.0% per annum.
(4)	Mr. Taft was appointed President and Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011.
(5)	Mr. Vituli ceased to be Chief Executive Officer of Fiesta Restaurant Group effective as of August 15, 2011 and ceased to be the Chairman of the board of directors and a director of Fiesta Restaurant Group on February 27, 2012. Mr. Vituli retired as Chief Executive Officer of Carrols Restaurant Group on December 31, 2011. Mr. Vituli retired as Chairman of the board of directors of Carrols Restaurant Group and resigned as a director of Carrols Restaurant Group on January 16, 2012.
(6)	Mr. Accordino ceased to be the President and Chief Operating Officer of Fiesta Restaurant Group as of August 15, 2011 and will not be an executive officer or a director of Fiesta Restaurant Group after the distribution date. Mr. Accordino was appointed Chief Executive Officer of Carrols Restaurant Group effective January 1, 2012.
(7)	Effective as of the distribution date, Mr. Flanders will serve as interim Chief Financial Officer of Fiesta Restaurant Group until such time as Fiesta Restaurant Group hires a permanent Chief Financial Officer.

Vituli Employment Agreement

In December 2006, Carrols Restaurant Group and Carrols entered into an employment agreement with Alan Vituli and in December of 2008 Carrols Restaurant Group and Carrols entered into an amendment and restatement of such December 2006 employment agreement with Mr. Vituli which expired on December 31, 2011. Pursuant to such employment agreement, Mr. Vituli served as Carrols’ and Carrols Restaurant Group’s Chairman of the board of directors and Chief Executive Officer. The employment agreement was subject to automatic renewals for successive one-year terms unless either Mr. Vituli, Carrols Restaurant Group or Carrols elected not to renew the employment agreement by giving written notice to the others at least 60 days before a scheduled expiration date. The employment agreement provided for Mr. Vituli to initially receive an annual base salary of $650,000 and provided that such amount may be increased annually at the sole discretion of the CRG Compensation Committee. Pursuant to the employment agreement, Mr. Vituli participated in the Carrols Executive Bonus Plan, and any stock option or other equity incentive plans applicable to executive employees as determined by the CRG Compensation Committee.

On November 1, 2011, Carrols Restaurant Group and Mr. Vituli mutually agreed to not renew Mr. Vituli’s employment agreement with Carrols Restaurant Group and Carrols. Mr. Vituli’s employment agreement expired on December 31, 2011 according to its terms. Mr. Vituli and Carrols Restaurant Group agreed that Mr. Vituli would remain as Carrols Restaurant Group’s Chief Executive Officer through and including December 31, 2011, and on such date, Mr. Vituli retired as Carrols Restaurant Group’s Chief Executive Officer. In addition, Carrols Restaurant Group and Mr. Vituli agreed that Mr. Vituli would resign and retire as Chairman of its board of directors, and will resign as a director of Carrols Restaurant Group upon Carrols Restaurant Group naming a successor to Mr. Vituli as Chairman of the board of directors of Carrols Restaurant Group. Mr. Vituli retired as Chairman of the board of directors of Carrols Restaurant Group and resigned as a director of Carrols Restaurant Group on January 16, 2012. Carrols Restaurant Group and Mr. Vituli also agreed that, for a period commencing on January 16, 2012, the date that Mr. Vituli ceased to be a member of the board of directors of Carrols Restaurant Group, and ending on November 1, 2013, Mr. Vituli will have the right to attend and observe any meeting of the board of directors of Carrols Restaurant Group and Mr. Vituli will be reimbursed for his out-of-pocket expenses incurred in connection with attending such meetings in accordance with Carrols Restaurant Group’s expense reimbursement policy for its directors then in effect.

Accordino Employment Agreement

In December 2006, Carrols Restaurant Group and Carrols entered into an employment agreement with Daniel T. Accordino and in December of 2008 Carrols Restaurant Group and Carrols entered into an amendment and restatement of such December 2006 employment agreement with Mr. Accordino. Pursuant to such employment agreement, which expired on December 31, 2011, Mr. Accordino was Carrols’ and Carrols Restaurant Group’s President and Chief Operating Officer. The employment agreement was subject to automatic renewals for successive one-year terms unless either Mr. Accordino, Carrols Restaurant Group or Carrols elected not to renew the employment agreement by giving written notice to the others at least 60 days before a scheduled expiration date. The employment agreement provided for Mr. Accordino to initially receive an annual base salary of $500,000 and provided that such amount may be increased annually at the sole discretion of the CRG Compensation Committee. Pursuant to the employment agreement, Mr. Accordino participated in the Carrols Executive Bonus Plan, and any stock option or other equity incentive plans applicable to executive employees, as determined by the CRG Compensation Committee.

On November 1, 2011, Carrols Restaurant Group and Mr. Accordino mutually agreed that Mr. Accordino would become Carrols Restaurant Group’s President and Chief Executive Officer effective on January 1, 2012. Carrols Restaurant Group and Mr. Accordino also mutually agreed to not renew Mr. Accordino’s employment agreement with Carrols Restaurant Group and Carrols. In addition, Carrols Restaurant Group and Mr. Accordino entered into a new employment agreement with Carrols Restaurant Group and Carrols LLC, which became effective on the Effective Date, on terms substantially similar to the prior employment agreement between Mr. Accordino and Carrols Restaurant Group and Carrols, and as described below.

Under the terms of Mr. Accordino’s new employment agreement, Mr. Accordino serves as Carrols Restaurant Group’s and Carrols LLC’s President and Chief Executive Officer. Mr. Accordino’s new employment agreement will be for a term commencing on the Effective Date and ending on February 28, 2013 and will be subject to automatic renewals for successive one-year terms unless either Mr. Accordino, Carrols Restaurant Group or Carrols LLC elects not to renew Mr. Accordino’s new employment agreement by giving written notice to the others at least 30 days before a scheduled expiration date. Mr. Accordino’s new employment agreement provides that Mr. Accordino will receive an annual base salary of $544,000 and provides that such amount may be increased annually at the sole discretion of the CRG Compensation Committee. Mr. Accordino’s current base salary is $543,697. Pursuant to Mr. Accordino’s new employment agreement, Mr. Accordino will participate in Carrols Restaurant Group’s Executive Bonus Plan, and any stock option or other equity incentive plans applicable to executive employees, as determined by the CRG Compensation Committee. Mr. Accordino’s new employment agreement also provides that if Mr. Accordino’s employment is terminated without cause (as defined in Mr. Accordino’s new employment agreement) or Mr. Accordino terminates his employment for good reason (as defined in Mr. Accordino’s new employment agreement), in each case within twelve months following a change of control (as defined in Mr. Accordino’s new employment agreement), Mr. Accordino will receive a cash lump sum payment equal to 2.99 times his average salary plus his average annual bonus (paid under Carrols Restaurant Group’s Executive Bonus Plan or deferred under the Carrols Corporation & Subsidiaries Deferred Compensation Plan) for the prior five years. Mr. Accordino’s new employment agreement also provides that if Mr. Accordino’s employment is terminated by Carrols Restaurant Group or Carrols LLC without “cause”, as defined in Mr. Accordino’s new employment agreement (other than following a change of control as described above), or Mr. Accordino terminates his employment for “good reason”, as defined in Mr. Accordino’s new employment agreement (other than following a change of control as described above), Mr. Accordino will receive a lump sum cash payment in an amount equal to 2.00 times his average salary plus average annual bonus (paid under Carrols Restaurant Group’s Executive Bonus Plan or deferred under the Carrols Corporation & Subsidiaries Deferred Compensation Plan) for the prior five years. Mr. Accordino’s new employment agreement includes non-competition and non-solicitation provisions effective during the term of Mr. Accordino’s new employment agreement and for two years following its termination.

GRANTS OF PLAN-BASED AWARDS

The following table provides certain historical information regarding grants of plan-based awards made to the Named Executive Officers of Carrols Restaurant Group and Tim Taft during the fiscal year ended December 31, 2011.

Name	Grant Date	Approval Date (1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Awards ($)(3)
Tim Taft (4)	—	—	—	—	—
Alan Vituli (5)	01/15/11	01/05/11	200,000	—	$1,530,000
Daniel T. Accordino (6)	01/15/11	01/05/11	15,000	—	$187,326
Paul R. Flanders	01/15/11	01/05/11	4,000	—	$30,600
James E. Tunnessen	01/15/11	01/05/11	5,000	—	$38,250
Michael A. Biviano	01/15/11	01/05/11	5,000	—	$38,250

(1)	The grants of plan-based awards in this table above were approved by the CRG Compensation Committee on January 5, 2011.
(2)	Amounts shown in this column reflect the number of restricted stock awards granted to each Named Executive Officer pursuant to the Carrols Plan during 2011. All of such restricted stock vests over a period of four years, with one-fourth of such restricted stock vesting on the first anniversary of the grant date and one-fourth of such restricted stock vesting on each subsequent anniversary of the grant date.
(3)	The value of restricted stock awards granted in 2011 is based on the grant date fair value of $7.65.
(4)	Mr. Taft was appointed President and Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011.
(5)	Mr. Vituli retired as Chief Executive Officer of Carrols Restaurant Group on December 31, 2011 and resigned as Chairman of the board of directors and as a director of Carrols Restaurant Group on January 16, 2012. Mr. Vituli ceased to be Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011 and ceased to be the Chairman of the board of directors and a director of Fiesta Restaurant Group on February 27, 2012.
(6)	Mr. Accordino will not be an executive officer or a director of Fiesta Restaurant Group after the distribution date. Mr. Accordino was appointed Chief Executive Officer of Carrols Restaurant Group effective January 1, 2012.

Fiesta Restaurant Group 2012 Stock Incentive Plan

Our board of directors will adopt a 2012 Stock Incentive Plan (the “Fiesta Plan”), which will be approved by Carrols, our sole stockholder, before the distribution date. The following is a general description of the Fiesta Plan.

Purpose. The purpose of the Fiesta Plan will be to attract and retain persons eligible to participate in the Fiesta Plan, such as our officers, employees, associates, directors and any consultants or advisors providing services to us or our affliates, motivate these individuals to achieve our long-term goals, and further align the interests of these individuals with the interests of our stockholders.

Administration. The Fiesta Plan will be administered by our compensation committee. Our board of directors can also administer the Fiesta Plan if a compensation committee or other committee has not been appointed or is not eligible to act. The compensation committee will have the authority to (1) select Fiesta Plan participants, (2) determine whether and to what extent stock options, stock appreciation rights and stock awards are to be granted and the number of shares of stock to be covered by each award, (3) approve forms of agreement for use under the Fiesta Plan, (4) determine terms and conditions of awards (including, but not limited to, the option price, any vesting restriction or limitation, any vesting acceleration or waiver or forfeiture, and any right of repurchase, right of first refusal or other transfer restriction regarding any award), (5) modify, amend or adjust the terms and conditions of any award, (6) determine the fair market value of our common stock, and (7) determine the type and amount of consideration to be received by us for any stock award issued. Any determination with respect to any award will be made in the sole discretion of the compensation committee.

Eligibility. Any employee, officer, director, associate, advisor or consultant to us or any of our affiliates will be generally eligible to participate in the Fiesta Plan. In each case, the compensation committee will select the actual grantees.

Awards. The Fiesta Plan will provide for the grant of stock options and stock appreciation rights (“SARs”), stock awards, performance awards, outside director stock options and outside director stock awards. No award may be granted under the Fiesta Plan on or after May 7, 2022 or such earlier time as our board of directors may determine.

Shares Subject to the Fiesta Plan. The aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Fiesta Plan will be 3,300,000 shares. The maximum number of shares that may be covered by stock options, SARs and stock awards, in the aggregate, granted to any one participant during any calendar year will be 300,000 shares and in the case of an employee covered by Section 162(m) of the Code, if any such awards are cancelled, the number of shares subject to such award shall continue to count against the foregoing limit of 300,000 shares. Any award settled in cash will be based on the fair market value of the shares of stock subject to such award. If an award granted under the Fiesta Plan terminates, lapses or is forfeited without the delivery of shares or any shares of restricted stock granted under the Fiesta Plan are forfeited, then the shares covered by the terminated, lapsed or forfeited award or the forfeited restricted stock, as applicable, will again be available for grant.

In the event of any change affecting the outstanding shares of our common stock by reason of, among other things, a stock dividend, special cash dividend, stock split, combination or exchange of shares, recapitalization or other change in our capital structure, our corporate separation or division (including, but not limited to, a split-up, spin-off, split-off or other distribution to our stockholders, other than a normal cash dividend), sale by us of all or a substantial portion of our assets (measured on either a stand-alone or consolidated basis), reorganization, rights offering, partial or complete liquidation, merger or consolidation in which we are the surviving corporation or any event similar to the foregoing, the compensation committee, in its discretion, may generally make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares that may be delivered under the Fiesta Plan and/or the number or kind of shares subject to outstanding awards, (2) the exercise price of outstanding options, outside director options and SARs and/or (3) other affected terms of the awards.

Options and Stock Appreciation Rights. Under the Fiesta Plan, the compensation committee may grant both options intended to constitute “incentive stock options” within the meaning of Section 422 of the Code and non-qualified stock options. The exercise price for options will be determined by the compensation committee, but the exercise price cannot be less than 100% of the fair market value of our common stock on the grant date. In the case of incentive stock options granted to an employee who, immediately before the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our subsidiaries, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date and the incentive stock option will terminate on a date not later than the fifth anniversary of the date on which such incentive stock option was granted.

The compensation committee will determine when, and upon what terms and conditions, options granted under the Fiesta Plan will be exercisable, except that no option will be exercisable more than 10 years after the date on which it is granted. The compensation committee will determine the vesting of stock options at the time of grant, except that no stock option shall become vested earlier than the first anniversary of, or later than the seventh anniversary of, the date of grant of such stock option, and the participant must remain in active employment or service with us or an affiliate until the applicable vesting date. The exercise price may generally be paid (1) with cash, (2) unrestricted and vested shares of our common stock owned by the optionee, (3) unless otherwise prohibited by law for either us or the optionee, by irrevocably authorizing a third party to sell shares

(or a sufficient portion of the shares) of our common stock acquired upon the exercise of the stock option and remit to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise, or (4) a combination of the above methods.

The compensation committee may only grant SARs under the Fiesta Plan as a standalone award. The compensation committee will determine the term of a SAR at the time of grant, except that no SAR will be exercisable more than 10 years after the date on which it is granted. The compensation committee will determine the vesting of a SAR at the time of grant, except that no SAR shall become vested earlier than the first anniversary of the date of, or later than the seventh anniversary of, the date of grant of such SAR, and the participant must remain in active employment or service with us or an affiliate until the applicable vesting date. When a SAR recipient exercises his or her SAR with respect to a share, the recipient is entitled to an amount equal to the difference between the fair market value of a share of our common stock on the SAR’s grant date compared to the fair market value of such a share on the date the SAR is exercised. The amount will be paid in the form of either cash or our common stock, depending on the terms of the applicable award agreement.

Unless otherwise provided in the applicable award agreement, stock options or SARs granted under the Fiesta Plan will have the following terms:

•

If a participant’s employment or provision of services terminates by reason of death or Disability (as defined in the Fiesta Plan), all stock options or SARs held by such participant will become fully vested and exercisable and may be exercised until the earlier of the one year anniversary of such death or termination of employment or services, as applicable, and the expiration of the stock option’s or SAR’s term.

•

If a participant’s employment or provision of services is terminated and the participant is age 65 or older and has completed at least five years of service for us (“Retirement”), any stock option or SAR held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, until the earlier of the six month anniversary of such termination of employment or provision of services, and the expiration of such stock option’s or SAR’s term. Any stock option or SAR that is unvested or unexercisable on the date of termination shall immediately terminate.

•

If a participant’s employment or provision of services terminates involuntarily without Cause (as defined in the Fiesta Plan), and for reasons other than death, Disability or Retirement, any stock option or SAR held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, until the earlier of the three month anniversary of such termination of employment or provision of services, and the expiration of such stock option’s or SAR’s term. Any stock option or SAR that is unvested or unexercisable on the date of termination shall immediately terminate.

•

If a participant’s employment or provision of services terminates involuntarily for Cause, all outstanding stock options or SARs held by such participant (whether vested or unvested) shall immediately terminate.

•

If a participant’s employment or provision of services is terminated by the participant for any reason other than involuntary termination for Cause, involuntary termination without Cause, death, Disability or Retirement, any stock option or SAR held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination, until the earlier of the one month anniversary of such termination of employment or provision of services, and the expiration of such stock option’s or SAR’s term. Any stock option or SAR that is unvested or unexercisable at the date of termination shall immediately terminate.

Stock Awards. The compensation committee may grant awards of shares, restricted shares and restricted stock units upon the terms, conditions, performance requirements, restrictions, forfeiture provisions, contingencies and limitations as it determines. The compensation committee determines the vesting of stock awards at the time of grant, except that no stock award shall become vested earlier than the first anniversary of, or later than the seventh anniversary of, the date of grant of such stock award, and the participant must remain in active employment or service with us or an affiliate until the applicable vesting date.

Except as otherwise provided in the applicable award agreement, if a participant’s employment or provision of services is (1) terminated by death, Disability or by us for any reason other than Cause, all stock underlying a stock award will become fully vested and non-forfeitable, and (2) terminated by us for Cause or by the participant for any reason other than death or Disability, all stock underlying a stock award, to the extent unvested at the time of termination, will be forfeited.

Performance Awards. The right of a participant to exercise or receive a grant or settlement of any award, and its timing, may be subject to performance conditions specified by the compensation committee at the time of grant. The compensation committee may use business criteria and other measures of performance it deems appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase amounts payable under any award subject to performance conditions, except as limited under the Fiesta Plan in the case of a performance award intended to qualify as performance-based compensation under Section 162(m) of the Code.

Awards granted under the Fiesta Plan may be designed to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. Pursuant to Section 162(m) of the Code, we generally may not deduct for federal income tax purposes compensation paid to our chief executive officer or our three other highest paid executive officers (other than our chief financial officer) to the extent that any of these persons receive more than $1 million in compensation in any single year. However, if the compensation qualifies as “performance-based” for Section 162(m) purposes, we can deduct for federal income tax purposes the compensation paid even if such compensation exceeds $1 million in a single year.

The performance goals for performance awards intended to qualify as performance-based compensation under Section 162(m) of the Code shall be based on one or more of the following business criteria:

•	Earnings before any or all of interest, tax, depreciation or amortization (actual and adjusted and either in the aggregate or on a per-share basis);

•	Earnings (either in the aggregate or on a per-share basis);

•	Net income or loss (either in the aggregate or on a per-share basis);

•	Operating profit;

•	Cash flow (either in the aggregate or on a per-share basis);

•	Free cash flow (either in the aggregate on a per-share basis);

•	Non-interest expense;

•	Costs;

•	Gross revenues;

•	Reductions in expense levels;

•	Operating and maintenance cost management and employee productivity;

•	Share price or total stockholder return (including growth measures and total stockholder return or attainment by the shares of a specified value for a specified period of time);

•	Net economic value;

•	Economic value added or economic value added momentum;

•

Strategic business criteria, consisting of one or more objectives based on meeting specified revenue, sales, market share, market penetration, geographic business expansion goals, objectively identified project milestones, production volume levels, cost targets and goals relating to acquisitions or divestitures;

•	Return on average assets or average equity;

•	Achievement of objectives relating to diversity, employee turnover or other human capital metrics;

•	Results of customer satisfaction surveys or other objective measures of customer experience; and/or

•	Debt ratings, debt leverage, debt service, financings and refinancings.

The compensation committee may, on the grant date of an award intended to qualify as “performance-based compensation,” provide that the formula for such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, non-recurring gain or loss.

The levels of performance required with respect to any performance goals may be expressed in absolute or relative levels and may be based upon a set increase, set positive result, maintenance of the status quo, set decrease or set negative result. The compensation committee shall specify the weighting (which may be the same or different for multiple performance goals) to be given to each performance goal for purposes of determining the final amount payable with respect to any performance award. Any one or more of the performance goals or the business criteria on which they are based may apply to the participant, a department, unit, division or function within Fiesta Restaurant Group (except for total stockholder return or earnings per share criteria) or any one or more subsidiaries, and may apply either alone or relative to the performance of other businesses or individuals (including industry or general market indices).

Settlement of performance awards may be in cash or our common stock, or other awards, or other property, in the discretion of the compensation committee. Any cash-settled performance award will be based on the fair market value of the shares of our common stock subject to the performance award at the time of settlement. The compensation committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with a performance award, but may not exercise discretion to increase any such amount payable in respect of a performance award intended to constitute “performance-based compensation” for Section 162(m) of the Code. Subject to the requirements of Section 162(m) of the Code, the compensation committee shall specify the circumstances in which a performance award shall be forfeited or paid in the event of a termination of employment at least six months prior to the end of a performance period or settlement of a performance award, and other terms relating to such performance award.

Outside Director Stock Options. On the date of the first annual meeting of stockholders of the company following the distribution date, and on the date of the annual meeting of our stockholders during each fiscal year thereafter, each outside director may in the discretion of the administrator be granted outside director stock options in an amount determined by the administrator.

The exercise price per share of common stock purchasable under an outside director stock option will be the Fair Market Value (as defined under the Fiesta Plan) per share on the date the outside director stock option is granted.

Unless otherwise provided in the applicable award agreement, an outside director stock option shall become vested and non-forfeitable with respect to one-fifth of the stock subject to such outside director stock option on the first anniversary of the date the outside director stock option is granted, with an additional one-fifth of the stock subject to such outside director stock option becoming vested and non-forfeitable on each of the second, third, fourth and fifth anniversaries of the date of grant, provided that the outside director shall have continuously remained a director of Fiesta Restaurant Group through the applicable vesting date. Any outside director stock option that is unvested at the date of termination of the outside director’s provision of services shall be forfeited upon such termination. Outside director stock options will be evidenced by option agreements, in a form approved by the compensation committee.

Outside director stock options may be exercised in the same manner as provided for stock options. See “—Grants of Plan Based Awards—Fiesta Restaurant Group 2012 Stock Incentive Plan—Options and Stock Appreciation Rights.”

No outside director stock option shall be exercisable more than seven years after the date the outside director stock option is granted.

An outside director stock option (i) shall be transferable by the outside director to a Family Member (as defined under the Fiesta Plan) of the outside director, provided that (A) any such transfer shall be by gift with no consideration and (B) no subsequent transfer of such outside director stock option shall be permitted other than by will or the laws of descent and distribution, and (ii) shall not otherwise be transferable except by will or the laws of descent and distribution. An outside director stock option shall be exercisable, during the outside director’s lifetime, only by the outside director or by the guardian or legal representative of the outside director, it being understood that the terms “holder” and “outside director” include the guardian and legal representative of the outside director named in the applicable option agreement and any person to whom the outside director stock option is transferred (X) pursuant to the first sentence of this paragraph or pursuant to the applicable option agreement or (Y) by will or the laws of descent and distribution.

Outside Director Stock Awards. Following the distribution date, each outside director appointed to our board of directors shall receive as of the date of such appointment, stock awards of an aggregate fair market value of $100,000 on the date of grant.

On the date of each annual meeting of Fiesta Restaurant Group beginning with the first annual meeting of stockholders following the distribution date and on the date of each annual meeting of our stockholders during each fiscal year thereafter, outside directors will receive a number of shares of our restricted common stock having an aggregate fair market value of $25,000 on the date of grant or such other amount as determined by the administrator.

Notwithstanding anything to the contrary in the Fiesta Plan, within forty-five (45) days after the distribution date, (i) Jack A. Smith, the Chairman of our board of directors and an outside director, shall be granted a stock award comprised of that number of shares of stock having an aggregate fair market value of $25,000, (ii) Stephen P. Elker, an outside director, shall be granted a stock award comprised of that number of shares of stock having an aggregate fair market value of $100,000, (iii) Brian P. Friedman and Nicholas Daraviras, each an outside director, shall each be granted a stock award comprised of that number of shares of stock having an aggregate fair market value of $100,000, provided that if either Mr. Friedman or Mr. Daraviras resigns as a director of Fiesta Restaurant Group, any person nominated or otherwise designated by the JCP Group or their respective affiliates to our board of directors to replace Mr. Friedman, Mr. Daraviras or any other director of Fiesta Restaurant Group designated and nominated by the JCP Group or their affiliates, such person shall not receive a stock award of an aggregate fair market value of $100,000 on the date of grant pursuant to the Fiesta Plan.

Unless otherwise provided in the applicable award agreement, with respect to outside director stock awards granted to directors upon such directors appointment to our board of directors, an outside director stock award will vest in installments over five years with one-fifth of the shares underlying the outside director stock award vesting on the first anniversary of the date such award is granted and an additional one-fifth of the underlying shares vesting on each subsequent anniversary of such grant date, provided that the outside director continuously remains a director through the applicable vesting date. Unless otherwise provided in the applicable award agreement, with respect to outside director stock awards granted annually on the date of each annual meeting of stockholders (including the grant to Mr. Smith stated above), an outside director stock award will vest in installments over three years with one-third of the shares underlying the outside director stock award vesting on the first anniversary of the date such award is granted and an additional one-third of the underlying shares vesting on each subsequent anniversary of such grant date, provided that the outside director continuously remains a director through the applicable vesting date. Any unvested shares underlying an outside director stock award will be immediately forfeited upon the outside director ceasing to be a director.

Change of Control. In the event of a Change in Control (as defined in the Fiesta Plan), (i) outstanding and unvested stock options, outside director stock options and SARs will be fully vested and exercisable, (ii) restrictions on outstanding stock awards and outside director stock awards will lapse and the shares relating to such awards will become fully vested and transferable, and (iii) provided it would not trigger adverse tax consequences under Section 409A of the Code, outstanding awards will be subject to any agreement of acquisition, merger or reorganization that effects such Change in Control and that provides for the continuation of outstanding awards by us, assumption of outstanding awards, substitution of equivalent awards for the outstanding awards or settlement of each share of stock subject to an outstanding award for the change in control price (as defined in the Fiesta Plan).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth certain information with respect to the value of all equity awards that were outstanding at December 31, 2011 for each of the Named Executive Officers of Carrols Restaurant Group and Tim Taft. All such equity awards were granted under the Carrols Plan and were options for Carrols Restaurant Group common stock. The treatment in the spin-off of these awards and all other outstanding awards subsequently granted under the Carrols Plan is described under “The Spin-Off – Treatment of Carrols Restaurant Group Stock Based Awards.”

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(4)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (5)($)	Equity Incentive Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Tim Taft (1)	—	—	—	—	—	—	—	—	—

Alan Vituli (2)(3)(7)	118,500	—	—	$13.00	12/14/2013	—	—	—	—
	118,500	—	—	$15.60	12/14/2013	—	—	—	—
	75,200	20,800	—	$8.08	01/15/2015	—	—	—	—
	56,000	40,000	—	$2.60	01/15/2016	—	—	—	—
	38,333	61,667	—	$6.48	01/15/2017	—	—	—	—
	—	—	—	—	—	200,000	$2,314,000	—	—
Daniel T. Accordino (2)(4)(8)	79,000	—	—	$13.00	12/14/2013	—	—	—	—
	79,000	—	—	$15.60	12/14/2013	—	—	—	—
	50,133	13,867	—	$8.08	01/15/2015	—	—	—	—
	37,333	26,667	—	$2.60	01/15/2016	—	—	—	—
	23,000	37,000	—	$6.48	01/15/2017	—	—	—	—
	—	—	—	—	—	15,000	$173,550	—	—
Paul R. Flanders (2)	7,350	—	—	$13.00	12/14/2013	—	—	—	—
	7,350	—	—	$15.60	12/14/2013	—	—	—	—
	8,617	2,383	—	$8.08	01/15/2015	—	—	—	—
	5,833	4,167	—	$2.60	01/15/2016	—	—	—	—
	3,833	6,167	—	$6.48	01/15/2017	—	—	—	—
	—	—	—	—	—	4,000	$46,280	—	—
James E. Tunnessen (2)	9,600	—	—	$13.00	12/14/2013	—	—	—	—
	9,600	—	—	$15.60	12/14/2013	—	—	—	—
	5,875	1,625	—	$8.08	01/15/2015	—	—	—	—
	5,833	4,167	—	$2.60	01/15/2016	—	—	—	—
	3,833	6,167	—	$6.48	01/15/2017	—	—	—	—
	—	—	—	—	—	5,000	$57,850	—	—
Michael A. Biviano (2)	9,600	—	—	$13.00	12/14/2013	—	—	—	—
	9,600	—	—	$15.60	12/14/2013	—	—	—	—
	5,875	1,625	—	$8.08	01/15/2015	—	—	—	—
	5,833	4,167	—	$2.60	01/15/2016	—	—	—	—
	3,833	6,167	—	$6.48	01/15/2017	—	—	—	—
	—	—	—	—	—	5,000	$57,850	—	—

(1)	Mr. Taft was appointed President and Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011.

(2)	In December 2006, January 2008, January 2009 and January 2010, Carrols Restaurant Group granted option awards to each Named Executive Officer pursuant to the Carrols Plan. Messrs. Vituli and Accordino were each granted non-qualified stock options. Messrs. Flanders, Tunnessen and Biviano were each granted incentive stock options within the meaning of Section 422 of the Code. All such options vest over a period of five years, with one-fifth of such options vesting and becoming exercisable on the first anniversary of the grant date and one-sixtieth of such options vesting and becoming exercisable monthly on the first day of each month subsequent to the first anniversary of the grant date.

In January 2011, Carrols Restaurant Group granted restricted stock awards to each Named Executive Officer pursuant to the Carrols Plan. All such restricted stock award vest over of period of four years with one-fourth of such restricted shares vesting on the first anniversary of the grant date and annually on the anniversary of the grant date thereafter.

(3)	Pursuant to Mr. Vituli’s prior employment agreement, all of Mr. Vituli’s unvested stock options will immediately vest and become exercisable in the event that we or Carrols elect not to renew Mr. Vituli’s employment agreement after the extended term, which expired on December 31, 2011, and Mr. Vituli ceases to be employed after the end of such extended term or ceases to provide services to Carrols Restaurant Group, or if Mr. Vituli’s employment is terminated by Carrols Restaurant Group or Carrols without cause (as defined in Mr. Vituli’s employment agreement) or upon Mr. Vituli’s retirement.
(4)	Pursuant to Mr. Accordino’s employment agreement, all of Mr. Accordino’s unvested stock options will immediately vest and become exercisable in the event that Mr. Accordino’s employment is terminated by Mr. Accordino for the reason that Mr. Vituli has ceased to be Chief Executive Officer of Carrols Restaurant Group or Carrols and a person other than Mr. Accordino has succeeded Mr. Vituli as Chief Executive Officer.
(5)	Stock options are granted with an exercise price per share equal to the closing price of Carrols Restaurant Group’s common stock on the grant date.
(6)	The value of the restricted stock awards was determined based on the fair market value of the shares at December 31, 2011 of $11.57.
(7)	Mr. Vituli retired as Chief Executive Officer of Carrols Restaurant Group on December 31, 2011 and resigned as Chairman of the board of directors and as a director of Carrols Restaurant Group on January 16, 2012. Mr. Vituli ceased to be Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011 and ceased to be the Chairman of the board of directors and a director of Fiesta Restaurant Group on February 27, 2012.
(8)	Mr. Accordino will not be an executive officer or a director of Fiesta Restaurant Group after the distribution date. Mr. Accordino was appointed Chief Executive Officer of Carrols Restaurant Group effective January 1, 2012.

OPTIONS EXERCISED AND STOCK VESTED

The Named Executive Officers of Carrols Restaurant Group and Tim Taft did not exercise any Carrols Restaurant Group stock options during the fiscal year ended December 31, 2011. In addition, as of the fiscal year ended December 31, 2011, the Named Executive Officers of Carrols Restaurant Group and Tim Taft did not have any vested shares of restricted stock of Carrols Restaurant Group.

NONQUALIFIED DEFERRED COMPENSATION

Carrols Restaurant Group Deferred Compensation Plan

Carrols Restaurant Group has a Deferred Compensation Plan for employees not eligible to participate in the Carrols Corporation Retirement Savings Plan (the “Retirement Plan”) because they have been excluded as “highly compensated” employees (as so defined in the Retirement Plan), to voluntarily defer portions of their base salary and annual bonus. An eligible employee may elect, on a deferral agreement, to defer all or a specified percentage of base salary and, if applicable, all or a specified percentage of cash bonuses. All amounts deferred by the participants earn interest at 8% per annum. Carrols Restaurant Group does not match any portion of the funds. All of the Named Executive Officers are eligible to participate in Carrols Restaurant Group Deferred Compensation Plan. The treatment of contributions, earnings and balances in the spin-off is described under “Certain Relationships and Related Party Transactions—Agreements with Carrols Restaurant Group—Employee Matters Agreement.”

The following table describes contributions, earnings and balances at December 31, 2011 under Carrols Restaurant Group Deferred Compensation Plan of the Named Executive Officers of Carrols Restaurant Group and Tim Taft.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Tim Taft (3)	—	$16,000	$268	—	$16,268
Alan Vituli (4)	—	—	—	$(1,428,620)	—
Daniel T. Accordino (5)	—	—	—	$(618,380)	—
Paul R. Flanders (6)	—	—	—	—	—
James E. Tunnessen	—	—	—	—	—
Michael A. Biviano	$30,784	—	$26,107	$(75,727)	$354,973

(1)	Earnings represent the interest earned on amounts deferred at 8.0% per annum.
(2)	Amounts reported in this column include contributions that the Named Executive Officer made in 2011, 2010, 2009 and 2008, as well as aggregate earnings on the account balances as of December 31, 2011.
(3)	Mr. Taft was appointed President and Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011.
(4)	Mr. Vituli retired as Chief Executive Officer of Carrols Restaurant Group on December 31, 2011. Mr. Vituli retired as Chairman of the board of directors of Carrols Restaurant Group and resigned as a director of Carrols Restaurant Group on January 16, 2012. Mr. Vituli ceased to be Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011 and ceased to be the Chairman of the board of directors and a director of Fiesta Restaurant Group on February 27, 2012.
(5)	Mr. Accordino will not be an executive officer or a director of Fiesta Restaurant Group after the distribution date. Mr. Accordino was appointed Chief Executive Officer of Carrols Restaurant Group effective January 1, 2012.
(6)	Effective as of the distribution date, Mr. Flanders will serve as interim Chief Financial Officer of Fiesta Restaurant Group until such time as Fiesta Restaurant Group hires a permanent Chief Financial Officer.

Fiesta Restaurant Group Deferred Compensation Plan

Fiesta Restaurant Group has adopted a Deferred Compensation Plan for employees not eligible to participate in the Fiesta Restaurant Group Retirement Savings Plan (the “Fiesta Retirement Plan”) because they have been excluded as “highly compensated” employees (as so defined in the Fiesta Retirement Plan), to voluntarily defer portions of their base salary and annual bonus. An eligible employee may elect, on a deferral agreement, to defer all or a specified percentage of base salary and, if applicable, all or a specified percentage of cash bonuses. All amounts deferred by the participants earn interest at 8% per annum. Fiesta Restaurant Group does not match any portion of the funds.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-OF-CONTROL

Vituli and Accordino Employment Agreements

Mr. Vituli’s and Mr. Accordino’s respective prior employment agreements provided and Mr. Accordino’s new employment agreement provides that if Mr. Vituli’s or Mr. Accordino’s employment is terminated without cause (as defined in their respective employment agreements) or Mr. Vituli or Mr. Accordino terminate their respective employment for good reason (as defined in their respective employment agreements), (a) in each case within twelve months following a change of control (as defined in their respective employment agreements), or (b) and a binding agreement with respect to a change of control transaction was entered into during the term of his employment and such change of control transaction occurs within 12 months after the date of his termination of employment, then in either case, Mr. Vituli and Mr. Accordino will each receive a cash lump sum payment equal to 2.99 multiplied by the average of the sum of the their respective base salary and the annual bonus paid under the Carrols Executive Bonus Plan or deferred in accordance with the Deferred Compensation Plan in the five calendar years prior to the date of termination. Their respective employment agreements also provide that if Mr. Vituli’s or Mr. Accordino’s employment is terminated by Carrols Restaurant Group or Carrols without cause (other than following a change of control as described above) or Mr. Vituli or Mr. Accordino terminate their respective employment for good reason (other than following a change of control as described above), Mr. Vituli and Mr. Accordino will each receive a cash lump sum payment in an amount equal to two multiplied by the average of the sum of their respective base salary and the annual bonus paid under the Carrols Executive Bonus Plan or deferred in accordance with the Deferred Compensation Plan in the five calendar years prior to the date of termination. Their respective employment agreements include non-competition and non-solicitation provisions effective during the term of their respective employment agreements and for two years following the termination of their respective employment agreements. The spin-off is not a change of control under Mr. Vituli’s and Mr. Accordino’s respective employment agreements and will not result in any payments related to change of control under such agreements. Mr. Vituli’s employment agreement with Carrols Restaurant Group expired on December 31, 2011 according to its terms. See “—Summary Compensation Table—Vituli Employment Agreement.”

Carrols Restaurant Group and Carrols Change of Control/Severance Agreement

In December 2006, Carrols Restaurant Group and Carrols entered into a change of control/severance agreement with each of Messrs. Flanders, Tunnessen and Biviano and four of its other officers. Each change of control/severance agreement provides that if within one year following a “change of control” (as defined in the change of control/severance agreement), such employee’s employment is terminated by Carrols Restaurant Group or Carrols without cause (as defined in the change of control/severance agreement) or by such employee for good reason (as defined in the change of control/severance agreement), then such employee will be entitled to receive (a) a cash lump sum payment in the amount equal to the product of 18 and the employee’s monthly base salary at the then current rate, (b) an amount equal to the aggregate bonus payment for the year in which the employee incurs a termination of employment to which the employee would otherwise have been entitled had his employment not terminated under the Carrols Executive Bonus Plan then in effect, and (c) continued coverage under Carrols Restaurant Group’s welfare and benefits plans for such employee and his dependents for a period of up to 18 months. Each change of control/severance agreement also provides that if prior to a change of control or more than one year after a change of control, such employee’s employment is terminated by Carrols Restaurant Group or Carrols without cause or by such employee for good reason, then such employee will be entitled to receive (a) a cash lump sum payment in the amount equal to one year’s salary at the then current rate, (b) an amount equal to the pro rata portion of the aggregate bonus payment for the year in which the employee incurs a termination of employment to which the employee would otherwise have been entitled had his employment not terminated under the Carrols Executive Bonus Plan then in effect, and (c) continued coverage under Carrols Restaurant Group’s welfare and benefits plans for such employee and his dependents for a period of up to 18 months. The payments and benefits due under each change of control/severance agreement cannot be reduced by any compensation earned by the employee as a result of employment by another employer or otherwise. The payments are also not subject to any set-off, counterclaim, recoupment, defense or other right that

Carrols Restaurant Group may have against the employee. The spin-off is not a change of control under the change of control/severance agreements, and the spin-off and changes in the management of Carrols Restaurant Group will not result in any payments under such agreements.

The following table summarizes estimated benefits that would have been payable to Messrs. and Accordino if the employment of such executive officer had been (1) terminated on December 31, 2011 by Carrols Restaurant Group without “cause” or by the executive officer for “good reason” within 12 months of a change of control of Carrols Restaurant Group; (2) terminated on December 31, 2011 by Carrols Restaurant Group without “cause” or by the executive officer for “good reason” and (a) a binding agreement with respect to a change of control transaction was entered into during the term of employment of such executive officer and (b) such change of control transaction occurs within 12 months after the date of termination of employment of such executive officer; (3) terminated by Carrols Restaurant Group for “cause” or by the executive without “good reason” on December 31, 2011; (4) terminated by Carrols Restaurant Group without “cause” or by the executive for “good reason”; (5) terminated by Carrols Restaurant Group due to disability; and (6) terminated due to death. The closing price of Carrols Restaurant Group’s common stock on December 30, 2011 (the last trading day in Carrols Restaurant Group’s 2011 fiscal year) was $11.57.

Mr. Vituli ceased to be Chief Executive Officer of Fiesta Restaurant Group effective as of August 15, 2011 and ceased to be the Chairman of the board of directors and a director of Fiesta Restaurant Group on February 27, 2012. Mr. Vituli retired as Chief Executive Officer of Carrols Restaurant Group on December 31, 2011. Mr. Vituli retired as Chairman of the board of directors of Carrols Restaurant Group and resigned as a director of Carrols Restaurant Group on January 16, 2012.

Mr. Accordino ceased to be the President and Chief Operating Officer of Fiesta Restaurant Group as of August 15, 2011 and will not be an executive officer or a director of Fiesta Restaurant Group after the distribution date. Mr. Accordino was appointed Chief Executive Officer of Carrols Restaurant Group effective January 1, 2012.

Name	Terminated Without Cause or by Employee For Good Reason Within 12 Months of a Change in Control ($)		Terminated Without Cause or by Employee For Good Reason Within 12 Months of a Change in Control Pursuant to a Binding Agreement Entered Into Prior to Termination ($)		Terminated For Cause or by Employee Without Good Reason ($)	Terminated Without Cause or by Employee For Good Reason ($)		Disability ($)		Death ($)

Alan Vituli (8)
Severance	$2,837,796	(1)	$2,837,796	(1)	$—	$1,826,200	(2)	$2,088,864	(3)	$—
Bonus (4)	179,979		179,979		—	—		—		—
Accrued Vacation (5)	53,561		53,561		53,561	53,561		—		—
Welfare Benefits (6)	199,711		199,711		—	199,711		199,711		199,711
Deferred Compensation Plan	—		—		—	—		—		—
Equity (7)	4,019,160		4,019,160		—	—		—		—

Total	$7,290,207		$7,290,207		$53,561	$2,079,472		$2,288,575		$199,711

Daniel T. Accordino (9)
Severance	$2,179,236	(1)	$2,179,236	(1)	$—	$1,457,683	(2)	$1,641,276	(3)	$—
Bonus (4)	146,526		146,526		—	—		—		—
Accrued Vacation (5)	42,084		42,084		42,084	42,084		—		—
Welfare Benefits (6)	309,399		309,399		—	309,399		309,399		309,399
Deferred Compensation Plan	—		—		—	—		—		—
Equity (7)	1,276,390		1,276,390		—	—		—		—

Total	$3,953,635		$3,953,635		$42,084	$1,809,166		$1,950,675		$309,399

(1)	Reflects a lump sum cash payment in an amount equal to 2.99 multiplied by the average of the sum of the base salary and the annual bonus paid under the Carrols Executive Bonus Plan or deferred in accordance with the Deferred Compensation Plan in the five calendar years prior to the date of termination (the “Five-Year Compensation Average”).
(2)	Reflects a lump sum cash payment in an amount equal to 2.00 multiplied by such executive officer’s Five Year Compensation Average.
(3)	Such amounts based on the base salary in effect at December 31, 2011 of $692,896 and $543,697 for Messrs. Vituli and Accordino, respectively, for a period of three years.
(4)	Reflects a lump sum cash payment in an amount equal to the pro rata portion of Messrs. Vituli’s and Accordino’s annual bonus under Carrols Executive Bonus Plan for the year in which such executive officer’s employment is terminated. Amount represents the bonus earned by the executive for the year ended December 31, 2011.
(5)	Amount represents four weeks of accrued but unpaid vacation as of December 31, 2011 based on the annual salary of $692,896 and $543,697 in effect at December 31, 2011 for Messrs. Vituli and Accordino, respectively.
(6)	The employment agreements for Messrs. Vituli and Accordino each require continued coverage under Carrols Restaurant Group’s welfare and benefits plans for such executive officer and his eligible dependents for the remainder of their respective lives. The amount included in this table was actuarially determined based on the present value of future health care premiums paid for by Carrols Restaurant Group’s discounted at a rate of 4.40%.
(7)	All outstanding stock options held by the executive officer will automatically vest and become exercisable. Unlike other payments in this table, the options vest and become immediately exercisable in accordance with the Carrols Plan even if the executive officer’s employment is not terminated following a change of control (i.e. it is a “single trigger”). The amount is based on the stock options held by each executive officer at December 31, 2011 and the closing price of Carrols Restaurant Group’s common stock on December 31, 2011 of $11.57. At December 31, 2011, stock options granted in January 2009, January 2010 and January 2011 were considered in-the-money as the closing price exceeded the exercise price of Carrols Restaurant Group’s common stock. The amount also includes vesting of the outstanding shares of restricted stock held by each officer at December 31, 2011 based upon the closing price of Carrols Restaurant Group on December 31, 2011 of $11.57.
(8)	Mr. Vituli retired as Chief Executive Officer of Carrols Restaurant Group on December 31, 2011 and resigned as Chairman of the board of directors and as a director of Carrols Restaurant Group on January 16, 2012. Mr. Vituli ceased to be Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011 and ceased to be the Chairman of the board of directors and a director of Fiesta Restaurant Group on February 27, 2012.
(9)	Mr. Accordino will not be an executive officer or a director of Fiesta Restaurant Group after the distribution date. Mr. Accordino was appointed Chief Executive Officer of Carrols Restaurant Group effective January 1, 2012.

The following table summarizes estimated benefits that would have been payable to Mr. Taft if his employment had been terminated without “cause” (as defined in the Letter Agreement).

Terminated Without Cause
Tim Taft (1)
Severance	$500,000
Bonus	140,000
Deferred Compensation Plan	16,268

Total	$656,268

(1)	Mr. Taft was appointed President and Chief Executive Officer of Fiesta Restaurant Group on August 15, 2011.

The following table summarizes estimated benefits that would have been payable to each Named Executive Officer of Carrols Restaurant Group identified in the table if the employment of such executive officer had been terminated on December 31, 2011 by Carrols Restaurant Group without “cause” or by the executive officer for “good reason” within one year after a change of control; or if the employment of such executive officer had been terminated on December 31, 2011 by Carrols Restaurant Group without “cause” or by the executive officer for “good reason” prior to a change of control or more than one year after a change of control:

	Paul R. Flanders				James E. Tunnessen				Michael A. Biviano
	Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control (1)($)		Terminated Without Cause or by Employee for Good Reason Prior to a Change in Control or More Than One Year After a Change in Control (2)($)		Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control (1)($)		Terminated Without Cause or by Employee for Good Reason Prior to a Change in Control or More Than One Year After a Change in Control (2)($)		Terminated Without Cause or by Employee for Good Reason Within 12 Months of a Change in Control (1)($)		Terminated Without Cause or by Employee for Good Reason Prior to a Change in Control or More Than One Year After a Change in Control (2)($)
Severance	$425,397	(1)	$283,598	(3)	$476,184	(1)	$317,456	(3)	$476,184	(1)	$317,456	(3)
Bonus	126,969	(2)	126,969	(4)	291,847	(2)	291,847	(4)	193,629	(2)	193,629	(4)
Welfare Benefits (5)	22,564		22,564		24,063		24,063		24,386		24,386
Equity (6)	225,270		225,270		224,625		224,625		224,625		224,625

Total	$800,200		$658,401		$1,016,719		$857,991		$918,824		$760,096

(1)

Reflects a cash lump sum payment in an amount equal to 18 multiplied by the amount of the Named Executive Officer’s monthly base salary in effect at December 31, 2011 plus interest of 6.25% per annum (determined as the prime commercial rate established by the principal lending bank at December 31, 2011 of 3.25% plus 3%) until the time of payment which would be the 5th business day following the six month anniversary of termination.

(2)

Reflects an amount equal to the aggregate bonus payment for the year in which the Named Executive Officer incurs a termination of employment to which he would otherwise have been entitled had his employment not terminated under the Carrols Executive Bonus Plan in effect at December 31, 2011. Such payment would be made no later than March 15th of the calendar year following the calendar year the Named Executive Officer’s employment is terminated.

(3)

Reflects a cash lump sum payment in the amount equal to one year of base salary in effect at December 31, 2011 plus interest of 6.25% per annum (determined as the prime commercial rate established by the principal lending bank at December 31, 2011 of 3.25% plus 3%) until the time of payment which would be the 5th business day following the six month anniversary of termination.

(4)	Reflects an amount equal to the pro rata portion of the aggregate bonus payment for the year in which the Named Executive Officer incurs a termination of employment to which the Named Executive Officer would otherwise have been entitled had his employment not terminated under the Carrols Executive Bonus Plan in effect at December 31, 2011.
(5)	Reflects continued coverage of group term life and disability insurance and group health and dental plan coverage for such Named Executive Officer and his dependents for a period of 18 months based on rates in effect at December 31, 2011 without discounting.
(6)	All outstanding stock options held by the executive officer will automatically vest and become exercisable. Unlike other payments in this table, the options vest and become immediately exercisable in accordance with the Carrols Plan even if the Named Executive Officer’s employment is not terminated following a change of control (i.e. it is a “single trigger”). The amount is based on the stock options held by each Named Executive Officer at December 31, 2011 and the closing price of Carrols Restaurant Group’s common stock on December 31, 2011 of $11.57. At December 31, 2011, stock options granted in January 2008, January 2009 and January 2010 were considered in-the-money as the closing price exceeded the exercise price of Carrols Restaurant Group’s common stock.

DIRECTOR COMPENSATION

We intend to use a combination of cash and stock-based compensation to attract and retain qualified non-employee directors to serve on the Fiesta Restaurant Group board of directors. The members of the Fiesta Restaurant Group board of directors, except for any member who is an executive officer or employee, each will receive a fee for serving on our board or board committees. Non-employee directors will receive compensation for board service as follows:

•	Annual retainer of $30,000 per year for serving as a director, except that the Chairman of our board of directors will recieve an annual retainer of $45,000.

•

Attendance fees of an additional $2,000 for each board of directors meeting attended in person and $500 for each board of directors meeting attended telephonically or by videoconference. The chairman of the Fiesta Restaurant Group Audit Committee will receive an additional fee of $10,000 per year and each other member of the Fiesta Restaurant Group Audit Committee will receive an additional fee of $2,500 per year. The chairman of the Fiesta Restaurant Group Compensation Committee will receive an additional fee of $5,000 per year and each other member of the Fiesta Restaurant Group Compensation Committee will receive an additional fee of $2,500 per year. The chairman of the Fiesta Restaurant Group Corporate Governance and Nominating Committee will receive an additional fee of $2,500 per year and each other member of the Fiesta Restaurant Group Corporate Governance and Nominating Committee will receive an additional fee of $1,500 per year. All directors will be reimbursed for all reasonable expenses they incur while acting as directors, including as members of any committee of the Fiesta Restaurant Group board of directors.

•

Pursuant to the Fiesta Plan, upon becoming a director, any future director will receive a number of shares of restricted common stock of Fiesta Restaurant Group having an aggregate fair market value (as defined in the Fiesta Plan) of $100,000.

•

On the date of each annual meeting of stockholders of Fiesta Restaurant Group beginning with the 2013 annual meeting, members of our board of directors, except for any member who is an executive officer or employee (i) will receive a number of shares of restricted common stock of Fiesta Restaurant Group having an aggregate fair market value (as such term is defined in the Fiesta Plan) of $25,000 on the date of grant or such other amount as determined by the Compensation Committee and (ii) may, in the discretion of the Compensation Committee, be granted outside director stock options in an amount determined by the Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

All of the outstanding and issued shares of common stock of Fiesta Restaurant Group, which consists of 1,000 shares of its common stock, is owned by Carrols. All of the outstanding and issued shares of common stock of Carrols, which consists of 10 shares of its common stock, is owned by Carrols Restaurant Group. Upon completion of the spin-off, neither Carrols nor Carrols Restaurant Group will beneficially own any shares of our common stock. None of our directors or executive officers currently owns any shares of our common stock, but those who own shares of Carrols Restaurant Group will be treated the same as other holders of Carrols Restaurant Group common stock in any distribution by Carrols Restaurant Group and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the anticipated beneficial ownership of our common stock by each of our directors and our director nominees following the spin-off; each of our executive officers following the spin-off; all of our directors, director nominees and executive officers following the spin-off as a group; and each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock. Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Carrols Restaurant Group common stock on April 2, 2012, giving effect to an expected distribution ratio of one share of our common stock for every one share of Carrols Restaurant Group common stock held by such person, including the shares issued on March 5, 2012 in connection with the treatment of existing Carrols Restaurant Group stock awards as part of the spin-off. On April 2, 2012, Carrols Restaurant Group had 23,161,822 shares of its common stock outstanding, which includes the 954,525 shares issued in connection with the treatment of the Carrols Restaurant Group stock awards as part of the spin-off. See “The Spin-Off — Treatment of Carrols Restaurant Group Stock Based Awards.”

Except as otherwise indicated, to the knowledge of Carrols Restaurant Group, all persons listed below have sole voting power and investment power and record and beneficial ownership of their shares, except to the extent that authority is shared by spouses under applicable law.

The information contained in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Exchange Act. Generally, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or share investment power with respect to a security (i.e, the power to dispose or direct the disposition of a security). Except as otherwise indicated, the address for each beneficial owner is c/o Fiesta Restaurant Group, Inc., 968 James Street, Syracuse, NY 13203.

Immediately following the spin-off, we estimate that 23.2 million shares of our common stock will be issued and outstanding, based on the number of shares of Carrols Restaurant Group common stock expected to be outstanding as of the record date, which includes 954,525 shares of Carrols Restaurant Group common stock issued in connection with the treatment of Carrols Restaurant Group stock awards as part of the spin-off. For a further description of the treatment of Carrols Restaurant Group stock based awards, see “The Spin-Off—Treatment of Carrols Restaurant Group Stock Based Awards.” The actual number of shares of our common stock outstanding following the spin-off will be determined on April 26, 2012, the record date for the spin-off.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Jefferies Capital Partners IV LP.	6,559,739	28.3%
Jefferies Employee Partners IV LLC
JCP Partners IV LLC (1)
First Manhattan Co. (2)	2,098,280	9.1%
FMR LLC (3)	1,173,792	5.1%
Alan Vituli (4)	1,786,335	7.7%
Tim Taft	—	—
Paul R. Flanders	116,010	*
Michael A. Biviano	100,257	*
James E.	77,572	*
Joseph A. Zirkman	111,369	*
Brian P. Friedman (5)	6,559,739	28.3%
Nicholas Daraviras (6)	—	—
Jack A. Smith	29,613	*
Stephen P. Elker	—	—
All directors, director nominees and executive officers as a group (7) (9 persons)	6,994,560	30.2%

*	Less than one percent
(1)	Information was obtained from a Schedule 13D filed on June 26, 2009 with the SEC. Jefferies Capital Partners IV LP (“JCP IV”) is the record owner of 5,695,472 shares, Jefferies Employee Partners IV LLC (“JEP”) is the record owner of 655,985 shares and JCP Partners IV LLC is the record owner of 208,282 shares. The shares held by the JCP Group may be deemed to be beneficially owned by JCP IV LLC (“General Partner”), the general partner of JCP IV and the managing member of each of JEP and JCP. The shares held by the General Partner may be deemed to be beneficially owned by Jefferies Capital Partners IV LLC (the “Manager”), the managing member of the General Partner. Brian P. Friedman and James L. Luikart, are each managing members of the Manager and in such capacity may each be deemed to be beneficial owner of the shares. The address for each of JCP IV, JEP, JCP, General Partner, the Manager, Mr. Friedman and Mr. Luikart is 520 Madison Avenue, 10th Floor, New York, New York 10022.
(2)	Information was obtained from a Schedule 13G filed on February 14, 2012 with the SEC. The address for First Manhattan Co. is 437 Madison Avenue, New York, New York 10022.
(3)	Information was obtained from Schedule 13G/A filed on February 14, 2012. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.
(4)	Includes 1,586,335 shares held by the Vituli Family Trust. All shares are deemed to be beneficially owned by Mr. Vituli.
(5)

Includes 6,559,739 shares held by affiliates of the JCP Group as reported in footnote (1) above. Mr. Friedman is a managing member of the Manager and therefore he may be deemed to share voting and investment power over the shares owned by these entities, and therefore to beneficially own such shares. The address of Mr. Friedman is 520 Madison Avenue, 10th Floor, New York, New York 10022.

(6)	The address of Mr. Daraviras is 520 Madison Avenue, 10th Floor, New York, New York 10022.
(7)	Includes 6,559,739 shares held by affiliates of JCP Group as reported in footnote (1) above. Mr. Friedman is a managing member of the Manager and therefore he may be deemed to share voting and investment power over the shares owned by these entities, and therefore to beneficially own such shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Carrols Restaurant Group

Following the spin-off, we and Carrols Restaurant Group will operate separately, each as independent public companies. In order to govern the relationship between us and Carrols Restaurant Group after the spin-off and to provide mechanisms for an orderly transition, we and Carrols Restaurant Group are entering into certain agreements which will facilitate the spin-off, govern our relationship with Carrols Restaurant Group after the spin-off and provide for the allocation of employee benefits, tax and other liabilities and obligations. The following is a summary of the terms of the material agreements we are entering into with Carrols Restaurant Group prior to the spin-off.

Separation and Distribution Agreement

The terms and conditions of the spin-off are set forth in a Separation and Distribution Agreement to be entered into by Carrols Restaurant Group, Carrols and us, which we refer to as the “separation agreement.” The separation agreement provides a framework for the relationship between Carrols Restaurant Group, Carrols and us following the spin-off, requires cooperation between the parties to fulfill the terms of the spin-off and specifies the terms and conditions of the spin-off. The separation agreement provides that, except as otherwise provided in such agreement, we will assume all of the liabilities and perform all of the obligations arising under or relating to the operation of the Pollo Tropical and Taco Cabana businesses whether incurred before or after the spin-off. The separation agreement will also contain certain mutual releases of liability and cross indemnification provisions customary for this type of transaction.

The Distribution

Among other things, the separation agreement will require the parties to cause the Form 10 registration statement of which this information statement forms a part to become effective, distribute this information statement to Carrols Restaurant Group stockholders, take any necessary action under state securities laws and list our common stock on The NASDAQ Global Market (our common stock has been approved for listing on The NASDAQ Global Select Market). The obligations of the parties to effect the spin-off are subject to various conditions set forth in the separation agreement and summarized elsewhere in this information statement.

Prior to the record date, Fiesta Restaurant Group will effect a stock split to ensure that a sufficient number of shares of Fiesta Restaurant Group common stock are available for the distribution by Carrols Restaurant Group to its stockholders. On or prior to the distribution date, we will issue to Carrols Restaurant Group, and Carrols Restaurant Group will deliver to the distribution agent, a sufficient number of shares of our common stock for distribution to Carrols Restaurant Group stockholders on the distribution date. On the distribution date, the record holders of Carrols Restaurant Group common stock as of the record date will be entitled to receive one share of our common stock for every one share of Carrols Restaurant Group common stock held by such holder.

Additional Covenants

Carrols currently is a guarantor under 66 of our Pollo Tropical and Taco Cabana restaurant property leases and the primary lessee on five of our Pollo Tropical restaurant property leases. After completion of the spin-off, it is anticipated that Carrols will remain as a guarantor under 37 of such Pollo Tropical and Taco Cabana restaurant property leases and the primary lessee on five of our Pollo Tropical restaurant property leases. The separation agreement will provide that the parties will cooperate and use their commercially reasonable efforts to obtain the release of such guarantees. Unless and until any such guarantees are released, we will agree to indemnify Carrols for any losses or liabilities or expenses that it may incur arising from or in connection with any such lease guarantees.

Carrols is currently a lessee of five Pollo Tropical restaurants. The separation agreement will provide that the parties will cooperate and use their commercially reasonable efforts to cause Fiesta Restaurant Group to enter into a new master lease or individual leases with the lessor with respect to the Pollo Tropical restaurants where Carrols is currently a lessee. The separation agreement will provide that until such new master lease or such individual leases are entered into, (i) Carrols will perform its obligations under the master lease for the five Pollo Tropical restaurants where it is a lessee and (ii) the parties will cooperate and use their commercially reasonable efforts to enter into with the lessor a non disturbance agreement or similar agreement which shall provide that Fiesta Restaurant Group or one of its subsidiaries shall become the lessee under such master lease with respect to such Pollo Tropical restaurants and perform the obligations of Carrols under such master lease in the event of a breach or default by Carrols.

We, on the one hand, and Carrols Restaurant Group and Carrols, on the other hand, will provide each other with information (including, without limitation, corporate books and records) reasonably needed to comply with reporting, disclosure or filing requirements of governmental authorities; for use in judicial, regulatory, administrative and other proceedings or to satisfy audit, accounting, claims, regulatory litigation or similar requirements (other than claims or allegations that one party has against the other); to comply with obligations under the separation agreement and ancillary agreements; or other significant business purposes as mutually determined in good faith by the parties. We, and Carrols Restaurant Group and Carrols, will also provide further assurance to the other of execution and delivery of such other documentation as necessary or desirable to effect the purposes of the separation agreement.

We, on the one hand, and Carrols Restaurant Group and Carrols, on the other hand, will agree to release each other and each other’s respective directors, officers, members, managing members, agents and employees from all liabilities existing or arising from any acts or events occurring or failing to occur on or before the distribution date. These releases will be subject to certain exceptions, including claims arising under the separation agreement and the ancillary agreements; any specified liabilities; any liability assumed by a party pursuant to the separation agreement; and liability for claims of third parties for which indemnification or contribution is available under the separation agreement.

Each of Carrols Restaurant Group and Carrols, on the one hand. and we, on the other hand, will agree to indemnify the other party and the other party’s respective affiliates, successors and assigns, stockholders, directors, officers, members, managing members, agents and employees against liabilities arising out of or resulting from the failure of the indemnifying party to perform or discharge liabilities for which it is responsible under the separation agreement; the business of such party; any liability contemplated to be assumed or retained by such party; any breach or failure to perform by such party of its obligations under the separation agreement or ancillary agreements; or any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading of such party in the SEC filed registration statements or information statements. The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The separation agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Subject to customary exceptions, the parties will agree to hold in strict confidence and not to disclose without the other party’s written consent, the confidential information of the other party. Each party will have sole authority to determine whether to assert or waive attorney-client, work product or other privileges with respect to its own information.

The separation agreement will provide for (i) “tail” insurance and the rights of the parties to report claims for occurrences prior to the separation and set forth procedures for the administration of insured claims and (ii) continuing indemnification provided for our officers, directors and employees under Carrols Restaurant Group’s amended and restated certificate of incorporation and amended and restated by-laws, as amended, to the same extent as such persons were previously indemnified prior to the spin-off for acts and omissions occuring at or prior to the distribution date and rights to advancement of expenses relating thereto.

For a period of two years following the distribution date, the parties will also agree not to solicit, recruit or hire any person who is employed by the other party immediately after the distribution date or was employed by the other party at any time during the six month period prior to the distribution date.

Dispute Resolution

The dispute resolution procedures set forth in the separation agreement will apply to all disputes, controversies and claims arising out of the separation agreement, the ancillary agreements, the transactions that any of these agreements contemplate and the parties’ commercial or economic relationship relating to the separation agreement or any ancillary agreement except as provided in the separation agreement.

Either party may commence the dispute resolution process by notice to the other party. The dispute notice, and the required written response of the other party, will set forth the position of the respective parties and a summary of their arguments. The parties will then attempt in good faith to resolve the dispute by negotiation between executives of each party who have authority to settle the dispute.

If for any reason the dispute is not resolved through mediation within 90 days of delivery of the dispute notice, then the dispute will be submitted to binding arbitration under the auspices of JAMS.

The parties are not required to negotiate a dispute before seeking relief from an arbitrator regarding a breach of any obligation of confidentiality or any claim where interim relief is sought to prevent serious and irreparable injury. However, the parties are required to make a good faith effort to negotiate the dispute while the arbitration proceeding is pending.

Termination

The separation agreement and any of the ancillary agreements may be terminated at any time prior to the distribution date by and in the sole discretion of Carrols Restaurant Group, without our approval. In the event of such termination, neither party will have any liability of any kind to the other party.

Tax Matters Agreement

The tax matters agreement will (1) govern the allocation of the tax assets and liabilities between us and Carrols Restaurant Group and Carrols, (2) provide for certain restrictions and indemnities in connection with the tax treatment of the spin-off and (3) address certain other tax related matters, including, without limitation, those relating to (a) the obligations of Carrols Restaurant Group and Carrols and us with respect to the preparation or filing of tax returns for all periods, and (b) the control of any income tax audits and any indemnities with respect thereto. The tax matters agreement will provide that if we take any actions after Carrols Restaurant Group’s distribution of our shares in the spin-off that result in or cause the distribution to be taxable to Carrols Restaurant Group, we will be responsible under the tax matters agreement for any resulting taxes imposed on us or on Carrols Restaurant Group or Carrols. Further, the tax matters agreement will provide that we will be responsible for 50% of the losses and taxes of Carrols Restaurant Group and its affiliates resulting from the spin-off not attributable to any such action of ours or an equivalent action by Carrols Restaurant Group.

Employee Matters Agreement

The employee matters agreement will provide for the transition of employee benefits arrangements and will allocate responsibility for certain employee benefits matters on and after the spin-off, including, without limitation, the treatment of existing Carrols Restaurant Group welfare benefit plans, savings and retirement plans, equity-based plan and deferred compensation plan, and our establishment of new plans.

The employee matters agreement will generally provide for the following:

On or prior to the distribution date, to the extent not previously transferred, certain officers and employees of Carrols Restaurant Group or Carrols that are expected to be employed primarily in our business will be transferred to us. Except as provided in the employee matters agreement, Carrols will retain as of the distribution date all liabilities under the Carrols benefit plans.

Our employees who participated in an existing benefit plan of Carrols Restaurant Group or Carrols will transfer participation to a comparable plan that we will establish as contemplated by the employee matters agreement.

We will provide employees of Carrols who become our employees with credit for all purposes, including eligibility, vesting, determination of benefit levels and benefit accruals, under any of our own benefit programs, policies and plans that we will establish to the same extent as was recognized by Carrols. We will also credit these employees with the amount of accrued but unused vacation time and other time-off benefits.

For the treatment of outstanding equity awards under Carrols Restaurant Group’s 2006 Stock Incentive Plan, see “The Spin-Off—Treatment of Carrols Restaurant Group Stock Based Awards.”

The employee matters agreement will also address certain other matters, such as responsibility for COBRA coverage, compensation-related tax deductions and customary indemnification.

Transition Services Agreement

Under the transition services agreement to be entered into by us, Carrols Restaurant Group, Carrols and Carrols LLC (solely with respect to indemnification), Carrols Restaurant Group and Carrols will agree to provide certain support services (including accounting, tax accounting, treasury management, internal audit, financial reporting and analysis, human resources, and employee benefits management, information systems, restaurant systems support, legal, property management and insurance and risk management services) to us, and we will agree to provide certain limited management services (including certain legal services) to Carrols Restaurant Group and Carrols.

The transition services agreement will establish a baseline charge for each category or component of services to be provided and/or will pro-rate the overall cost of such category or categories of services between us and Carrols Restaurant Group and its subsidiaries. The price to be charged for each service will be based on the allocated cost of providing such service. Our revolving credit facility provides that payments made by us to Carrols under the transition services agreement will not exceed $10 million in the aggregate during any fiscal year; provided, that such amount will be increased (i) at the beginning of each fiscal year (beginning with fiscal year 2012) by an amount equal to the percentage increase in the consumer price index during the previous fiscal year period and (ii) at the beginning of each fiscal quarter by an amount equal to $35,000 for each new restaurant opened or acquired during the previous fiscal quarter period.

The transition services agreement will be effective upon the spin-off and it will continue for a minimum term of three years, provided that we may extend the term of the transition services agreement by one additional year upon 90 days prior written notice to Carrols Restaurant Group and Carrols, provided further that we may terminate the transition services agreement with respect to any service provided thereunder at any time and from time to time upon 90 days prior written notice to Carrols Restaurant Group and Carrols.

Under the transition services agreement, the parties will exercise at least the same degree of care as it has historically exercised in performing the services including at least with the same level of quality, responsiveness and timeliness and utilizing individuals of such experience, training and skill.

The transition services agreement will provide that each party will maintain, books and records in reasonable and customary detail pertaining to the provision of services. Each party will have the right to review such records.

Under the transition services agreement, each party will agree to reasonably cooperate with the other in carrying out the provisions of the transition services agreement, including, but not limited to, exchanging information, providing electronic systems used in connection with the services, using commercially reasonable efforts to obtain all consents, licenses, sublicenses or approvals necessary to permit each party to perform its obligations under the transition services agreement. In contemplation of termination of any services, each party will agree with the other to cooperate in transitioning such services.

The transition services agreement will also provide that, subject to customary exception, each party will agree to take all reasonable measures to maintain the confidentiality of confidential information and disclose such information only to its employees with a need to know such information. In addition, each party’s confidential information supplied or developed by such party will remain the sole and exclusive property of such party.

Each party will indemnify the other from all liabilities (i) relating to a breach of the agreement or (ii) (1) incurred by a party or its affiliates or (2) of third parties unrelated to a party or its affiliates, in the case of (1) and (2) caused by the gross negligence or willful misconduct of any employee of an indemnifying party or its affiliates in connection with such party’s performance under the transition services agreement, except to the extent that any such liabilities are caused by the indemnified party. The procedures with respect to claims subject to indemnification will be governed by the separation agreement.

The parties will agree to use their respective reasonable best efforts to resolve expeditiously any disputes between them with respect to the matters covered by the agreement. In the event that the parties are unable to resolve a dispute in the manner and within the time periods specified in the transition services agreement, the dispute will be resolved in accordance with the arbitration procedures set forth in the separation agreement.

Management Services Agreement

Unless and until the consummation of the spin-off, the corporate infrastructure, including Carrols’ executive management team, will remain at Carrols, and Carrols will continue to provide our corporate level general and administrative functions consistent with historical practices. On August 5, 2011, we entered into a Management Services Agreement (the “Fiesta Management Services Agreement”) with Carrols pursuant to which Carrols will provide certain corporate services to Fiesta Restaurant Group, including executive management services, accounting services, information systems support, treasury functions, legal functions, employee compensation and benefits management, risk management, lease administration and investor relations. Under the Fiesta Management Services Agreement, Fiesta Restaurant Group will pay fees and expenses related thereto to Carrols as determined by Carrols, in its sole discretion, consistent with past practices. The indenture governing the Fiesta Notes and our new secured revolving credit facility provide that payments under the Fiesta Management Services Agreement cannot exceed $12 million annually with an increase of $1 million permitted per year. The Fiesta Management Services Agreement will terminate (1) automatically upon the consummation of the spin-off of Fiesta Restaurant Group by Carrols Restaurant Group or when the Fiesta Notes are no longer outstanding and our new secured revolving credit facility has been terminated or (2) by mutual agreement of the parties. In addition, the parties to the Fiesta Management Services Agreement may amend its terms at any time, subject to the limitations contained in indenture governing the Fiesta Notes and our new secured revolving credit facility. Carrols will also continue to provide these services to Carrols LLC.

Other

We will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the JCP Group having terms substantially similar in all material respects to the registration rights agreement currently in effect between Carrols Restaurant Group and the JCP Group with respect to the shares of Carrols Restaurant Group common stock held by the JCP Group. The Registration Rights Agreement will provide that the JCP Group and their affiliates may make up to five (5) demands to register our common stock held by them under the Securities Act. The Registration Rights Agreement will also provide that whenever we register shares of our common stock under the Securities Act (other than on a Form S-4 or Form S-8), then the JCP Group and its affiliates will have the right to register their shares of our common stock as part of that registration. The registration rights under the Registration Rights Agreement will be subject to the rights of the managing underwriters, if any, to reduce or exclude certain shares owned by the JCP Group and their affiliates from an underwritten registration. Except as otherwise provided in the Registration Rights Agreement, the Registration Rights Agreement will require us to pay for all costs and expenses, other than underwriting discounts, commissions and underwriters’ counsel fees, incurred in connection with the registration of the common stock and to indemnify the JCP Group against certain liabilities, including liabilities under the Securities Act.

Pursuant to a letter dated as of July 21, 2011, Brian P. Friedman will resign as a member of the board of directors of Carrols Restaurant Group effective on the date of the consummation of the spin-off, provided that the Voting Agreement dated as of July 27, 2011 between Carrols Restaurant Group, Inc. and Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC is not terminated pursuant to the first sentence of Article V thereof or Mr. Friedman and another designee of Jefferies Capital Partners are not elected to the board of directors of Fiesta Restaurant Group, Inc. on or prior to the consummation of the spin-off.

RECENT SALES OF UNREGISTERED SECURITIES

On August 5, 2011, we issued and sold $200 million principal amount of 8.875% Senior Secured Second Lien Notes due 2016. The initial purchasers of the Fiesta Notes were Wells Fargo Securities, LLC and Jefferies & Company, Inc. The Fiesta Notes were offered only to qualified institutional buyers under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S under the Securities Act.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a description of the material terms of our restated certificate of incorporation and amended and restated by-laws, the forms of which have been filed with the SEC as exhibits to the registration statement on Form 10 of which this information statement is a part and which have become or will become effective prior to the record date for the spin-off, and of certain provisions of the Delaware General Corporation Law. The following summary of some of the terms relating to our common stock, preferred stock, restated certificate of incorporation and amended and restated by-laws is not complete and may not contain all the information you should consider. You should read carefully our restated certificate of incorporation and amended and restated by-laws to be effective prior to the record date for the spin-off, which are included as exhibits to the registration statement on Form 10 of which this information statement is a part.

Authorized Capitalization

Our authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters submitted for a vote by the common stockholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors to be elected by our common stockholders. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on any outstanding preferred stock ranking prior to the common stock as to the payment of dividends. As described above under “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for the distribution to the common stockholders after payment of, or provision for, all of our liabilities and amounts due in respect of any outstanding preferred stock ranking prior to the common stock with respect to distributions under such circumstances.

Other Matters. Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock to be distributed in connection with the spin-off will, upon issuance, be, fully paid and non-assessable.

Preferred Stock

Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance at the discretion of our board of directors without further action by our stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

•	the designation of the series;

•	the number of shares of the series;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate, if any, of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates and provisions for any adjustments to such prices or rates, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•

the ranking of such series with respect to dividends and amounts payable on our liquidation, dissolution or winding-up, which may include provisions that such series will rank senior to our common stock with respect to dividends and those distributions;

•	restrictions on the issuance of shares of the same series or any other class or series; and

•	voting rights, if any, of the holders of the series.

The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of us. See “—Authorized but Unissued Capital Stock” below.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law (the “DGCL”) does not require stockholder approval for any issuance of authorized shares. Additional shares of our common stock and preferred stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of the Delaware General Corporate Law and Certain Provisions of Our Restated Certificate of Incorporation and Amended and Restated By-laws

Section 203 of the General Corporation Law of the State of Delaware. We are a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 provides that, subject to certain exceptions, we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine whether shares held under the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to that time, the business combination is approved by our board of directors at an annual or special meeting of stockholders and not by written consent, and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or is an affiliate or associate of us and within the previous three years did own, 15% or more of our outstanding voting stock.

Section 203 generally makes it more difficult for a person who is or would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in our and their best interests.

Classified Board of Directors. Our restated certificate of incorporation provides that our board of directors be divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms.

Calling of Special Meeting of Stockholders. Our restated certificate of incorporation and amended and restated by-laws provide that special meetings of our stockholders may be called only by (1) our board of directors or chief executive officer for any purpose or (2) by the secretary if directed by our board of directors. Our restated certificate of incorporation and amended and restated by-laws provide that business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of such special meeting. Accordingly, our stockholders will not be entitled to take action by calling special meetings.

Adjournment of Stockholder Meetings. Our amended and restated bylaws provide that only the Chairman of the Board or other person presiding over any stockholder meeting may adjourn the meeting whether or not a quorum is present at the meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at our principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated by-laws will also specify requirements as to the form and content of a stockholder’s notice. Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary by the later of ten days following the day on which public announcement is first made of the date of the special meeting or 90 days prior to the date that meeting is proposed to be held. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual or special meeting of stockholders. See “Management—Nominations for Our Board of Directors.”

Amendment or Alteration of Bylaws. Stockholders may amend, alter, change or repeal provisions of our amended and restated by-laws only by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter our amended and restated by-laws.

No Cumulative Voting. Holders of our common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of more than 50% of the shares of our common stock can, if they choose to do so, elect all of our directors to be elected by our common stockholders. In such event, holders of the remaining shares of our common stock will not be able to elect any directors.

Removal of Directors. Our board of directors may only remove a director from the board for cause and then only by action of a majority of the board. Subject to those rights, stockholders may only remove a director from our board of directors for cause, and then only by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors.

Amendment or Alteration of Restated Certificate of Incorporation. Stockholders may amend, alter, change or repeal certain provisions of our restated certificate of incorporation by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at an election of directors. This may make it more difficult for stockholders to alter those provisions of our restated certificate of incorporation.

No Stockholder Action by Written Consent. Our restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

Limitation on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases or redemption); or

•	for transactions from which the director derived improper personal benefit.

Our restated certificate of incorporation and amended and restated by-laws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We will also be expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “FRGI.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement or the registration statement of which it forms a part.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

In addition, our website will be found on the Internet at www.frgi.com. The website will contain information about us and our operations. Copies of each of our filings with the SEC can be viewed and downloaded free of charge from our website as soon as reasonably practicable after the reports are electronically filed with or furnished to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Fiesta Restaurant Group, Inc. and subsidiaries

Syracuse, New York

We have audited the accompanying consolidated balance sheets of Fiesta Restaurant Group, Inc. and subsidiaries (the “Company”), entities under common control and oversight of Carrols Corporation (“Carrols”), as of January 1, 2012 and January 2, 2011, and the related consolidated statements of operations, changes in stockholder’s equity (deficit), and cash flows for each of the three years in the period ended January 1, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2012 and January 2, 2011, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Carrols applicable to the Company as a whole.

/s/ Deloitte & Touche LLP

Rochester, New York

March 7, 2012 (April 19, 2012 as to Note 15)

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

(In thousands of dollars, except share and per share data)

	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$13,670	$2,583
Trade receivables	4,842	3,481
Inventories	2,264	2,067
Prepaid rent	2,397	2,320
Prepaid expenses and other current assets	2,660	2,292
Deferred income taxes (Note 11)	1,776	2,300

Total current assets	27,609	15,043
Property and equipment, net (Note 2)	195,122	202,412
Goodwill (Note 3)	123,484	123,484
Intangible assets, net	301	419
Deferred income taxes (Note 11)	11,659	11,091
Deferred financing fees	6,908	—
Other assets	5,083	5,437

Total assets	$370,166	$357,886

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt (Note 6)	$59	$56
Due to parent company (Note 7)	1,511	—
Accounts payable	7,515	5,892
Accrued interest	7,152	—
Accrued payroll, related taxes and benefits	12,154	10,436
Accrued real estate taxes	3,197	3,172
Other liabilities	5,085	3,940

Total current liabilities	36,673	23,496
Long-term debt, net of current portion (Note 8)	200,949	1,008
Due to parent company (Note 7)	—	138,756
Lease financing obligations (Note 9)	123,019	122,975
Deferred income—sale-leaseback of real estate	4,055	3,890
Other liabilities (Note 5)	10,142	9,850

Total liabilities	374,838	299,975
Commitments and contingencies (Notes 13 and 15)
Stockholder’s equity (deficit):
Common stock, par value $.01; authorized 100,000,000 shares, issued 23,161,822 shares and outstanding 22,727,422 shares	227	227
Additional paid-in capital	3,345	—
Retained earnings (deficit) (Note 7)	(8,244)	57,684

Total stockholder’s equity (deficit)	(4,672)	57,911

Total liabilities and stockholder’s equity (deficit)	$370,166	$357,886

The accompanying notes are an integral part of these combined financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars, except share and per share amounts)

	Year ended December 31,
	2011	2010	2009
Revenues:
Restaurant sales	$473,249	$437,538	$430,514
Franchise royalty revenues and fees	1,719	1,533	1,606

Total revenues	474,968	439,071	432,120

Costs and expenses:
Cost of sales	152,711	135,236	132,070
Restaurant wages and related expenses (including stock-based compensation expense of $18, $28, $88, respectively)	129,083	122,519	120,105

Restaurant rent expense (Note 6)	16,930	16,620	17,437
Other restaurant operating expenses	61,877	60,041	60,384
Advertising expense	16,264	15,396	14,959
General and administrative (including stock-based compensation expense of $1,690, $ 974 and $669, respectively)	37,459	32,865	32,148
Depreciation and amortization	19,537	19,075	19,676
Impairment and other lease charges	2,744	6,614	2,284
Other expense (income)	146	—	(799)

Total operating expenses	436,751	408,366	398,264

Income from operations	38,217	30,705	33,856
Interest expense	24,041	19,898	20,447

Income before income taxes	14,176	10,807	13,409
Provision for income taxes (Note 11)	4,635	3,764	5,045

Net income	$9,541	$7,043	$8,364

Basic and diluted net income per share	$.41	$.30	$.36

Basic and diluted weighted average common shares outstanding	23,161,822	23,161,822	23,161,822

The accompanying notes are an integral part of these consolidated financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars, except share and per share amounts)

		Additional	Retained	Total
	Common	Paid-In	Earnings	Stockholder’s
	Stock	Capital	(Deficit)	Equity (Deficit)
Balance at January 1, 2009	$227	$—	$42,277	$42,504
Net income	—	—	8,364	8,364

Total comprehensive income				8,364

Balance at December 31, 2009	227	—	50,641	50,868
Net income	—	—	7,043	7,043

Total comprehensive income				7,043

Balance at December 31, 2010	227	—	57,684	57,911
Capital contributions	—	3,345	—	3,345
Dividend	—	—	(75,469)	(75,469)
Net income	—	—	9,541	9,541

Total comprehensive income				9,541

Balance at December 31, 2011	$227	$3,345	$(8,244)	$(4,672)

The accompanying notes are an integral part of these consolidated financial statements.

FIESTA RESTAURANT GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

	Year ended December 31,
	2011	2010	2009
Cash flows provided from operating activities:
Net income	$9,541	$7,043	$8,364
Adjustments to reconcile net income to net cash provided from operating activities:
Loss (gain) on disposals of property and equipment	325	327	(107)
Stock-based compensation	1,708	1,002	757
Impairment and other lease charges	2,744	6,614	2,284
Depreciation and amortization	19,537	19,075	19,676
Amortization of deferred financing costs	840	234	346
Amortization of deferred gains from sale-leaseback transactions	(270)	(259)	(104)
Accretion of interest on lease financing obligations	48	409	374
Deferred income taxes	(44)	(2,950)	(561)
Changes in other operating assets and liabilities:
Accounts receivable	(1,361)	901	(198)
Accounts payable	1,892	(173)	(3,963)
Accrued payroll, related taxes and benefits	1,718	276	3,213
Accrued interest	7,152	—	—
Other liabilities—current	817	(1,638)	814
Other liabilities—long term	(817)	1,531	28
Other	(663)	137	2,321

Net cash provided from operating activities	43,167	32,529	33,244

Cash flows used for investing activities:
Capital expenditures:
New restaurant development	(12,576)	(11,382)	(7,789)
Restaurant remodeling	(4,435)	(6,685)	(2,044)
Other restaurant capital expenditures	(5,040)	(5,178)	(3,570)
Corporate and restaurant information systems	(814)	(153)	(2,724)

Total capital expenditures	(22,865)	(23,398)	(16,127)
Properties purchased for sale-leaseback	—	(1,345)	(1,709)
Proceeds from sale-leaseback transactions	7,783	3,363	—
Proceeds from sales of other properties	—	—	570

Net cash used for investing activities	(15,082)	(21,380)	(17,266)

Cash flows used for financing activities:
Proceeds from issuance of senior secured second lien notes	200,000	—	—
Borrowings (payments) to parent company, net	(138,953)	(18,040)	(18,965)
Capital contribution from parent company	3,345
Dividend to parent company	(75,469)	—	—
Principal payments on capital leases	(56)	(45)	(40)
Financing costs associated with issuance of debt	(7,512)	—	—
Proceeds from lease financing obligations	1,736	5,915	4,550
Financing costs associated with issuance of lease financing obligations	(89)	(250)	(194)

Net cash used for financing activities	(16,998)	(12,420)	(14,649)

Net increase (decrease) in cash and cash equivalents	11,087	(1,271)	1,329
Cash and cash equivalents, beginning of period	2,583	3,854	2,525

Cash and cash equivalents, end of period	$13,670	$2,583	$3,854

Supplemental disclosures:
Interest paid on long-term debt	$280	$—	$—
Interest paid on lease financing obligations	$11,240	$10,865	$10,549
Accruals for capital expenditures	$161	$430	$144
Capital lease obligations incurred	$—	$123	$—
Non-cash reduction of lease financing obligations	$1,740	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

1. Description of Business and Summary of Significant Accounting Policies

Basis of Consolidation. The consolidated financial statements presented herein reflect the consolidated financial position, results of operations and cash flows of Fiesta Restaurant Group, Inc. (“Fiesta Restaurant Group”) and its wholly-owned subsidiaries Pollo Operations, Inc. and Pollo Franchise, Inc., (collectively “Pollo Tropical”) and Taco Cabana, Inc. and its subsidiaries, (collectively “Taco Cabana”). Fiesta Restaurant Group was incorporated in April 2011. In May 2011, Carrols Corporation (“Carrols” or “Parent Company”) contributed all of the outstanding capital stock of Pollo Tropical and Taco Cabana to Fiesta Restaurant Group in exchange for all of the outstanding capital stock of Fiesta Restaurant Group and Fiesta Restaurant Group became a wholly-owned subsidiary of Carrols. Unless the context otherwise requires, Fiesta Restaurant Group and its subsidiaries, Pollo Tropical and Taco Cabana, are collectively referred to as the “Company.” Carrols is a wholly owned subsidiary of Carrols Restaurant Group, Inc., a publicly traded company (“Carrols Restaurant Group”). The consolidated financial statements have been prepared as if the Company was in existence for all periods presented. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

On February 24, 2011, Carrols Restaurant Group announced its intention to pursue the splitting of its business into two separate, publicly-traded companies through a tax-free spin-off of the Company’s common stock to Carrols Restaurant Group’s stockholders. If the spin-off is consummated, the Company will continue to own and operate the Pollo Tropical and Taco Cabana brands. Carrols Restaurant Group will continue to own and operate its franchised Burger King restaurants. In the spin-off, it is anticipated that all shares of the Company’s common stock, which are currently held by Carrols, will be distributed in the form of a pro rata dividend to the stockholders of Carrols Restaurant Group.

The consolidated financial statements reflect certain general corporate overhead and interest expenses allocated by Carrols to the Company. Effective with the refinancing discussed in Note 8, on August 5, 2011 the Company secured its own financing and interest allocations from Carrols ceased. Management believes that such allocations are reasonable and based on a systematic rational method; however, they are not necessarily indicative of the actual financial results of the Company, including such expenses that would have been incurred by the Company had it been operating as a separate, standalone entity for the periods presented. All intercompany transactions between the Company’s subsidiaries have been eliminated in consolidation. As a standalone entity, the Company expects to incur expenses that may not be comparable in future periods to what is presented for the historical periods presented in the consolidated financial statements. Consequently, the financial information herein may not reflect the financial position, results of operations and cash flows of the Company in the future or if the Company had been an independent standalone entity during the periods presented. Carrols’ and the Company’s management believe that the consolidated financial statements include all adjustments necessary for a fair presentation of the businesses.

Business Description. At January 1, 2012 the Company operated 91 Pollo Tropical restaurants, of which 85 were in Florida, five were in New Jersey, and one was in Georgia, and franchised a total of 31 Pollo Tropical restaurants, including 21 in Puerto Rico, two in Ecuador, one in Honduras, one in the Bahamas, one in Trinidad, two in Venezuela and three on college campuses in Florida. At January 1, 2012, the Company also operated 158 Taco Cabana restaurants located primarily in Texas and franchised two Taco Cabana restaurants in New Mexico, two in Texas and one in Georgia.

Use of Estimates. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Estimates also affect the

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include: allocations of Carrols’ general and administrative expenses and interest expense on amounts due to Carrols, accrued occupancy costs, insurance liabilities, evaluation for impairment of goodwill and long-lived assets and lease accounting matters. Actual results could differ from those estimates.

Fiscal Year. The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to fiscal years ended January 3, 2010, January 2, 2011 and January 1, 2012 will be referred to as fiscal years ended December 31, 2009, 2010 and 2011, respectively. The fiscal year ended December 31, 2009 contained 53 weeks and the fiscal years ended December 31, 2011 and 2010 each contained 52 weeks.

Allocations. Carrols provides administrative support to the Company for executive management, information systems and certain accounting, legal and other administrative functions. See Note 7—Due to Parent Company for a listing of such transactions and the related financial statement impact. For the years ended December 31, 2011, 2010 and 2009, these costs were allocated to the Company based primarily on a pro-rata share of either the Company’s revenues, number of restaurants or number of employees. The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the results of operations or cash flows that would have resulted had these and other related-party transactions been consummated with unrelated parties or had the Company been a standalone company.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories. Inventories, primarily consisting of food and paper, are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment. The Company capitalizes all direct costs incurred to construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Property and equipment is recorded at cost. Repair and maintenance activities are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Buildings	5 to 30 years
Equipment	3 to 7 years
Computer hardware and software	3 to 7 years
Assets subject to capital lease	Shorter of useful life or lease term

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or more renewal options under the lease, the Company includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Company amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option. Building costs incurred for new restaurants on leased land are depreciated over the lease term, which is generally a 20-year period.

Goodwill. Goodwill represents the excess purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets acquired by Carrols from its acquisitions of Pollo Tropical in 1998 and Taco Cabana in 2000. Goodwill is not amortized but is tested for impairment at least annually as of December 31.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Long-Lived Assets. The Company assesses the recoverability of property and equipment and intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. Impairment is reviewed whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Deferred Financing Costs. Financing costs incurred in obtaining long-term debt and lease financing obligations are capitalized and amortized over the life of the related obligation as interest expense using the effective interest method.

Leases. All leases are reviewed for capital or operating classification at their inception. The majority of the Company’s leases are operating leases. Many of the lease agreements contain rent holidays, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option periods included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are not considered minimum rent payments but are recognized as rent expense when incurred.

Lease Financing Obligations. Lease financing obligations pertain to real estate sale-leaseback transactions accounted for under the financing method. In accordance with ASC 840-40-25-16 “Sale-Leaseback Transactions”, the Company has recorded lease financing obligations for sale-leaseback transactions where the rental payments of the Company are guaranteed by Carrols on an unsecured basis or where Carrols was the primary lessee at the time of the sale-leaseback transaction. The assets (land and building) subject to these obligations remain on the Company’s consolidated balance sheet at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives. The proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated at inception of the lease based on Carrols’ incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term.

Revenue Recognition. Revenues from the Company’s owned and operated restaurants are recognized when payment is tendered at the time of sale. Franchise royalty revenues are based on a percent of gross sales and are recorded as income when earned.

Income Taxes. The Company’s taxable income has historically been included in the consolidated U.S. federal income tax return of Carrols and in income tax returns filed by Carrols with certain state taxing jurisdictions. The Company’s income tax liability has been computed and presented in these consolidated financial statements as if it were a separate taxpaying entity for the periods presented.

Deferred income tax assets and liabilities are based on the difference between the financial statement and tax bases of assets and liabilities as measured by the tax rates that are anticipated to be in effect when those differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts for which realization is more likely than not. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Advertising Costs. All advertising costs are expensed as incurred.

Cost of Sales. The Company includes the cost of food, beverage and paper, net of any discounts, in cost of sales.

Pre-opening Costs. The Company’s pre-opening costs are expensed as incurred and generally include payroll costs associated with opening the new restaurant, rent and promotional costs.

Insurance. The Company is insured for workers’ compensation, general liability and medical insurance claims under policies covering both Carrols and the Company. All claims are paid, subject to stop-loss limitations both for individual claims and claims in the aggregate. Losses are accrued based upon estimates of the aggregate liability for claims based on the Company’s experience and certain actuarial methods used to measure such estimates. The Company does not discount any of its self-insurance obligations.

Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect our own assumptions. The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

•

Current Assets and Liabilities. The carrying values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.

•

Fiesta Restaurant Group 8.875% Senior Secured Second Lien Notes due 2016. The fair value of outstanding Fiesta senior secured second lien notes is based on recent trading values, and at December 31, 2011, was approximately $199.5 million.

•	Revolving Credit Facility. There were no outstanding borrowings under the revolving credit facility at December 31, 2011.

See Note 4 for discussion of the fair value measurement of non-financial assets.

Gift cards. The Company sells gift cards to its customers in its restaurants and through select third parties. The Company recognizes revenue from gift cards upon redemption by the customer. The gift cards have no stated expiration dates and are subject to escheatment rights in certain states. Revenues from unredeemed gift cards are not material to the Company’s financial statements.

Subsequent Events. The Company reviewed and evaluated subsequent events through the issuance date of the Company’s financial statements.

Recent Accounting Pronouncements. In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance on testing goodwill for impairment. The guidance provides entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, provided that the entity has not yet performed its 2011 annual impairment test or issued its financial statements. The Company is evaluating the impact of this guidance on its annual testing for goodwill impairment in 2012.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

In September 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The guidance allows two presentation alternatives: (1) to present items of net income and other comprehensive income in one continuous statement; or (2) in two separate, but consecutive, statements of net income and other comprehensive income. This guidance is effective as of the beginning of a fiscal year that begins after December 15, 2011. Early adoption is permitted, but full retrospective application is required. The Company is in the process of deciding which alternative it will choose upon adoption

2. Property and Equipment

Property and equipment at December 31 consisted of the following:

	December 31,
	2011	2010
Land	$69,617	$70,704
Owned buildings	67,830	68,264
Leasehold improvements	104,292	100,215
Equipment	111,590	106,872
Assets subject to capital leases	1,151	1,151

	354,480	347,206
Less accumulated depreciation and amortization	(159,358)	(144,794)

	$195,122	$202,412

Assets subject to capital leases primarily pertain to buildings leased for certain restaurant locations and certain office equipment and had accumulated amortization at December 31, 2011 and 2010 of $376 and $296, respectively. At December 31, 2011 and 2010, land of $55,641 at both dates and owned buildings of $55,489 at both dates were subject to lease financing obligations accounted for under the lease financing method. Accumulated depreciation pertaining to owned buildings subject to lease financing obligations at December 31, 2011 and 2010 was $23,772 and $21,537, respectively.

Depreciation expense for all property and equipment for the years ended December 31, 2011, 2010 and 2009 was $19,356, $18,962, and $19,543, respectively.

3. Goodwill

Goodwill. On July 9, 1998, Carrols consummated the purchase of Pollo Tropical for a cash purchase price of $96.6 million. On December 19, 2000, Carrols acquired Taco Cabana for $154.7 million. The excess purchase price over net assets acquired, or goodwill, by Carrols for Pollo Tropical was approximately $64.0 million and for Taco Cabana was approximately $70.5 million. Such goodwill was amortized prior to January 1, 2002. There has been no impairment charges related to goodwill. All assets and liabilities acquired, including initial goodwill amounts, were recorded in the Company’s consolidated balance sheet.

The Company is required to review goodwill for impairment annually or more frequently when events and circumstances indicate that the carrying amount may be impaired. If the determined fair value of goodwill is less than the related carrying amount, an impairment loss is recognized. The Company performs its annual impairment assessment as of December 31 and has determined its reporting units to be at the brand level for Pollo Tropical and Taco Cabana.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

In performing its goodwill impairment test, the Company compared the net book values of its reporting units to their estimated fair values, the latter determined by employing a combination of a discounted cash flow analysis and a market-based approach. The results of the discounted cash flow analyses were corroborated with other value indicators where available, such as comparable company earnings multiples.

There have been no changes in goodwill and no goodwill impairment losses for the years ended December 31, 2011, 2010 and 2009. Goodwill is summarized below:

	Pollo Tropical	Taco Cabana	Total

Balance, December 31, 2011 and 2010	$56,307	$67,177	$123,484

4. Impairment of Long-Lived Assets and Other Lease Charges

The Company reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. If an indicator of impairment exists for any of its assets, an estimate of undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset’s carrying value. If the carrying value is greater than the undiscounted cash flow, the Company then determines the fair value of the asset and if an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value plus any lease liabilities to be incurred for non-operating restaurants, net of any estimated sublease recoveries.

The Company determined the fair value of restaurant equipment, for those restaurants reviewed for impairment, based on current economic conditions and the Company’s history of using these assets in the operation of its business. These fair value asset measurements rely on significant unobservable inputs and are considered Level 3 in the fair value hierarchy. The Level 3 assets measured at fair value associated with impairment charges recorded in 2011 totaled $0.2 million at December 31, 2011.

Impairment and other lease charges recorded on long-lived assets for the Company’s segments were as follows:

	Year Ended December 31,
	2011	2010	2009
Pollo Tropical	$2,457	$4,671	$2,152
Taco Cabana	287	1,943	132

	$2,744	$6,614	$2,284

During the year ended December 31, 2011, the Company recorded other lease charges of $1.2 million associated with five closed Pollo Tropical restaurants and $0.1 million of lease charges for two closed Taco Cabana restaurants. The Company also recorded fixed asset impairment charges of $1.3 million for an underperforming Pollo Tropical restaurant.

During the year ended December 31, 2010, the Company recorded impairment and other lease charges of $6.6 million which included fixed asset impairment charges of $3.9 million for four underperforming Pollo Tropical restaurants and $1.4 million for two underperforming Taco Cabana restaurants. The Company also recorded other lease charges of $0.7 million for non-operating Pollo Tropical properties and $0.5 million in charges for non-operating Taco Cabana restaurant properties.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The Company closed one Pollo Tropical restaurant in 2009 whose fixed assets were impaired in 2008, and recorded a lease charge of $0.3 million in 2009. During 2009, the Company also recorded fixed asset impairment charges of $1.9 million associated with an underperforming Pollo Tropical restaurant.

5. Other Liabilities, Long-Term

Other liabilities, long-term, at December 31, consisted of the following:

	December 31,
	2011	2010
Accrued occupancy costs	$7,459	$6,865
Accrued workers’ compensation and general liability claims	1,251	1,480
Deferred compensation	710	673
Other	722	832

	$10,142	$9,850

Accrued occupancy costs include obligations pertaining to closed restaurant locations, contingent rent and accruals to expense operating lease rental payments on a straight-line basis over the lease term.

The following table presents the activity in the exit cost reserve, of which $1.1 million is included in long-term accrued occupancy costs above, with the remainder in current liabilities

	December 31,
	2011	2010
Balance, beginning of period	$1,665	$862
Provisions for restaurant closures	800	563
Accruals for additional lease charges	649	716
Payments, net	(1,021)	(632)
Other adjustments	153	156

Balance, end of period	$2,246	$1,665

6. Leases

The Company utilizes land and buildings in its operations under various lease agreements. The Company does not consider any one of these individual leases material to the Company’s operations. Initial lease terms are generally for twenty years and, in many cases, provide for renewal options and in most cases rent escalations. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. For most locations, the Company is obligated for occupancy related costs including payment of property taxes, insurance and utilities.

During the year ended December 31, 2011 and 2010, the Company sold five and two restaurant properties, respectively, in sale-leaseback transactions for net proceeds of $7,783 and $3,363, respectively. These leases have been classified as operating leases and generally contain a twenty-year initial term plus renewal options. There were no qualified sale-leaseback transactions for the year ended December 31, 2009.

Deferred gains on sale-leaseback transactions of $436 and $103 were recognized during the year ended December 31, 2011 and 2010, respectively and are being amortized over the term of the related leases. The

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

amortization of deferred gains on sale-leaseback transactions was $270, $259 and $104 for the years ended December 31, 2011, 2010 and 2009, respectively.

Minimum rent commitments due under capital and non-cancelable operating leases at December 31, 2011 were as follows:

Years Ending December 31,	Capital	Operating
2012	$142	$17,612
2013	139	17,433
2014	132	16,629
2015	121	16,056
2016	116	15,352
Thereafter	1,066	112,971

Total minimum lease payments	1,716	$196,053

Less amount representing interest	(708)

Total obligations under capital leases	1,008
Less current portion	(59)

Long-term debt under capital leases	$949

Total rent expense on operating leases, including contingent rentals, was as follows:

	Year ended December 31,
	2011	2010	2009
Minimum rent on real property	$16,721	$16,534	$17,346
Additional rent based on percentage of sales	209	86	91

Restaurant rent expense	16,930	16,620	17,437
Administrative and equipment rent	819	763	1,036

	$17,749	$17,383	$18,473

7. Due to Parent Company

The balance due to Parent Company at December 31, 2011 and 2010 reflect the amounts funded by Carrols for its acquisitions of Pollo Tropical and Taco Cabana reduced by the net cash flows remitted by the Company to Carrols since that time. Amounts due to Parent Company also include certain allocated administrative and corporate costs incurred by Carrols, certain income taxes payable and, prior to the refinancing discussed in Note 8, interest expense on the amount due to parent company. Prior to the Company’s debt financings on August 5, 2011, funding required by the Company to cover its cash needs had been provided directly by Carrols which had secured all third-party financing.

Amounts due to the Parent Company of $117.1 million were repaid on August 5, 2011 in connection with the Company’s debt financings discussed in Note 8. In addition, the proceeds were used to pay a dividend of $75.5 million to Carrols for Carrols to repay its outstanding long-term debt which has been reflected as a financing activity on the consolidated statement of cash flows. Amounts subsequent to August 5, 2011, shown as intercompany payable at December 31, 2011 in the accompanying consolidated balance sheet, represent amounts related to administrative support provided by Carrols and taxes payable by the Company to Carrols due to the Company’s inclusion in Carrols’ consolidated federal and certain state income tax returns.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Prior to August 5, 2011, interest expense has been allocated to the Company based on the amount due to Parent Company during the year and the weighted average interest rate in effect for the period for Carrols on its long-term debt obligations, excluding lease financing obligations. Effective with the Company’s debt financings on August 5, 2011, intercompany interest allocations from Carrols ceased. The weighted average interest rate used for the allocation of interest to the Company for the years ended December 31, 2011, 2010 and 2009 was 6.3%, 6.1% and 5.9%, respectively. Interest expense on the amount due to Parent Company was $4,715, $8,825 and $9,625 for the years ended December 31, 2011, 2010 and 2009, respectively. Management believes the allocation basis for interest expense is reasonable based on the historical financing needs of the Company. However, such estimates are not necessarily representative of the costs in the future or if the Company had been a standalone entity during the periods presented.

In the fourth quarter of 2011, Carrols made a capital contribution to the Company of $3.3 million. This capital contribution was primarily due to Carrols assuming the liability for the Company’s Federal income tax payments for the year ended December 31, 2011.

Allocated Expenses. The administrative support provided by Carrols to the Company has been allocated based on estimates and a pro-rata percentage of Pollo Tropical and Taco Cabana revenues, number of restaurants or number of employees. The administrative support expenses are subject to a management services agreement and include centralized corporate functions provided by Carrols including executive management, information systems, finance, legal, accounting, internal audit and human resources and certain other administrative functions. During the years ended December 31, 2011, 2010 and 2009, the Company was allocated $12.7 million, $10.1 million and $10.4 million, respectively, of general corporate administrative expenses and stock-based compensation which have been included in general and administrative expenses on the accompanying consolidated statements of operations. The allocated administrative expenses were as follows:

	Years ended December 31,
	2011	2010	2009
Allocated financial services	$2,434	$2,020	$1,984
Allocated information systems services	2,060	2,695	2,317
Allocated executive management and other administrative services	6,553	4,408	5,455
Allocated stock-based compensation	1,690	974	669

	$12,737	$10,097	$10,425

As discussed in Note 1, the Company believes the assumptions and methodologies underlying the allocation of administrative expenses and stock-based compensation are reasonable. However, such expenses may not be indicative of the actual expenses that would have been or could be incurred by the Company if it was to operate as a standalone company. As such, the financial information herein may not necessarily reflect the consolidated financial position, results of operations, and cash flows of the Company in the future or if the Company had been a standalone entity during the periods presented.

Stock-based compensation includes equity awards granted to employees of the Company as well as allocated stock-based compensation expense associated with Carrols employees that provide administrative support to the Company. Effective August 15, 2011, Tim Taft was hired as the new Chief Executive Officer and President of the Company. On the one month anniversary of the date that the shares of the Company’s common stock (“Fiesta Common Stock”) begin trading publicly, the Company’s Chief Executive Officer will receive a

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

grant of restricted Fiesta Common Stock with an aggregate value of $2.0 million, based upon the average trading price of Fiesta Common Stock for the first four weeks the shares commence trading publicly. The restricted shares of Fiesta Common Stock to be granted to Mr. Taft will vest over four years at the rate of 25% per annum beginning on the first anniversary of the date of grant and will be subject to the provisions of the stock incentive plan to be adopted by the Company immediately prior to or simultaneous with the consummation of the spin-off.

8. Long Term Debt

Long -term debt consisted of the following:

	December 31,
	2011	2010
Collateralized:
Fiesta Restaurant Group 8.875% Senior Secured Second Lien Notes	$200,000	$—
Capital leases	1,008	1,064

	201,008	1,064
Less: current portion of long-term debt	(59)	(56)

	$200,949	$1,008

On August 5, 2011, Carrols LLC (a wholly owned subsidiary of Carrols that operates the Company’s Burger King restaurants) and the Company each entered into new and independent financing arrangements. The Company’s new senior secured credit facility consists of a revolving credit facility that provides for aggregate borrowings of up to $25.0 million. The Company also issued $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016. The proceeds from these financings were used by Carrols to repay amounts outstanding under Carrols senior credit facility and Carrols 9% senior subordinated notes due 2013, as well as to pay all related fees and expenses. On January 1, 2012, there were no outstanding revolving credit borrowings under the new Fiesta Restaurant Group senior secured credit facility.

New Senior Secured Revolving Credit Facility. On August 5, 2011 the Company entered into a new first lien senior secured credit facility providing for aggregate revolving credit borrowings of up to $25.0 million (including $10.0 million available for letters of credit). The facility also provides for incremental increases of up to $5.0 million, in the aggregate, to the revolving credit borrowings available under the facility, and matures on February 5, 2016. On January 1, 2012, there were no outstanding borrowings under the Company’s senior secured revolving credit facility.

Borrowings under the Company’s senior secured credit facility bear interest at a per annum rate, at the Company’s option, of either (all terms as defined in the senior secured credit facility):

1)	the Alternate Base Rate plus the applicable margin of 2.0% to 2.75% based on the Company’s Adjusted Leverage Ratio (with an initial applicable margin set at 2.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the Company’s senior secured credit facility); or

2)	the LIBOR Rate plus the applicable margin of 3.0% to 3.75% based on the Company’s Adjusted Leverage Ratio (with an initial applicable margin set at 3.5% until the delivery of financial statements for the fourth fiscal quarter of 2011 to the agent and lenders under the Company’s senior secured credit facility).

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The Company’s obligations under its senior secured credit facility are secured by a first priority lien on substantially all of the Company’s assets and its material subsidiaries, as guarantors, (including a pledge of all of the capital stock and equity interests of its material subsidiaries).

The Company’s senior secured credit facility contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under this facility if there is a default under any indebtedness of the Company having an outstanding principal amount of $2.5 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. As of January 1, 2012, the Company was in compliance with the covenants under its senior secured credit facility. After reserving $9.4 million for letters of credit guaranteed by the facility, $15.6 million was available for borrowing at January 1, 2012.

Senior Secured Second Lien Notes. On August 5, 2011, the Company issued $200.0 million of 8.875% Senior Secured Second Lien Notes due 2016 (the “Notes”) pursuant to an indenture dated as of August 5, 2011 governing such notes. The Notes mature and are payable on August 15, 2016. Interest is payable semi-annually on February 15 and August 15 with the first interest payment due on February 15, 2012. The Notes are guaranteed by all of the Company’s material subsidiaries and are secured by second-priority liens on substantially all of the Company’s and its material subsidiaries’ assets, (including a pledge of all of the capital stock and equity interests of its material subsidiaries).

The indenture governing the Notes and the security agreement provide that any capital stock and equity interests of any of the Company’s material subsidiaries will be excluded from the collateral to the extent that the par value, book value or market value of such capital stock or equity interests exceeds 20% of the aggregate principal amount of the Notes then outstanding.

The Notes are redeemable at the Company’s option in whole or in part at any time after February 15, 2014 at a price of 104.438% of the principal amount plus accrued and unpaid interest, if any, if redeemed before February 15, 2015, 102.219% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2015 but before February 15, 2016 and 100% of the principal amount plus accrued and unpaid interest, if any, if redeemed after February 15, 2016. Prior to February 14, 2014, the Company may redeem some or all of the Notes at a redemption price of 100% of the principal amount of each note plus accrued and unpaid interest, if any, and a make-whole premium. In addition, at any time prior to February 15, 2014, the Company may redeem up to 35% of the Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 108.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

The Notes are jointly and severally guaranteed, unconditionally and in full by the Company’s material subsidiaries which are directly or indirectly 100% owned by the Company. Separate condensed consolidating information is not included because the Company is a holding company that has no independent assets or operations. In addition, assets and operations of non-guarantor subsidiaries are minor. There are no significant restrictions on the ability of the Company or any of the guarantor subsidiaries to obtain funds from its respective subsidiaries. All consolidated amounts in the Company’s financial statements are representative of the combined guarantors.

The indenture governing the Notes includes certain covenants, including limitations and restrictions on the Company and its material subsidiaries who are guarantors under such indenture to incur additional debt, issue preferred stock, pay dividends or make distributions in respect of capital stock or make certain other restricted payments or investments, incur liens, sell assets, enter into transactions with affiliates, agree to payment restrictions affecting certain of its material subsidiaries and enter into mergers, consolidations or sales of all or substantially all of the Company’s or its material subsidiaries’ assets. These covenants are subject to certain exceptions and qualifications including, without limitation, permitting the spin-off transaction discussed in Note 1.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The indenture governing the Notes contains customary default provisions, including without limitation, a cross default provision pursuant to which it is an event of default under these Notes and the indenture if there is a default under any indebtedness of the Company having an outstanding principal amount of $15.0 million or more which results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. The Company was in compliance as of January 1, 2012 with the restrictive covenants of the indenture governing the Notes.

9. Lease Financing Obligations

The Company entered into sale-leaseback transactions in various years that did not qualify for sale-leaseback accounting due to certain forms of continuing involvement and, as a result, the leases were classified as financing transactions in both the Carrols consolidated financial statements and the Company’s consolidated financial statements. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds received by the Company from these transactions are recorded as a lease financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

These leases generally provide for an initial term of 20 years plus renewal options. The rent payable under such leases includes a minimum rent provision and in some cases, includes rent based on a percentage of sales. These leases also require payment of property taxes, insurance and utilities.

During the second quarter of 2011, the Company entered into a sale-leaseback transaction for a restaurant property that did not qualify for sale-leaseback accounting and the net proceeds of $1.7 million were recorded as a lease financing obligation. In the third quarter of 2011, the condition that precluded sale-leaseback accounting was cured. As a result, the Company reduced its lease financing obligations by $1.7 million and recorded a loss of $0.1 million which is included in other expense on the consolidated statement of operations. At December 31, 2011 and 2010, the balance of these lease financing obligations was $8,870 and $8,871, respectively.

In addition, for certain of the Company’s sale-leaseback transactions, Carrols has guaranteed the lease payments on an unsecured basis or is the primary lessee on the leases associated with certain of the Company’s sale-leaseback transactions. In the Company’s combined financial statements, ASC 840-40-25-16 “Sale-Leaseback Transactions”, requires the Company to classify these leases as lease financing transactions because the guarantee from a related party constitutes continuing involvement and causes the sale to not qualify for sale-leaseback accounting. The accompanying combined balance sheets include lease financing obligations of $114,149 and $114,104 at December 31, 2011 and 2010, respectively associated with these transactions.

At December 31, 2011, payments required on all lease financing obligations were as follows:

2012	$10,982
2013	11,036
2014	11,075
2015	11,144
2016	11,585
Thereafter, through 2030	191,731

Total minimum lease payments	247,553
Less: Interest implicit in obligations	(124,534)

Total lease financing obligations	$123,019

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The interest rates on lease financing obligations ranged from 7.0% to 10.8% at December 31, 2011. Interest expense on lease financing obligations totaled $11,288, $10,939 and $10,610 for the years ended December 31, 2011, 2010 and 2009, respectively.

10. Other Income

In 2011, the Company recorded a loss of $0.1 million from the sale of a Taco Cabana property in a sale-leaseback transaction.

During 2009, the Company recorded gains of $0.8 million which included a gain of $0.6 million related to an insurance recovery for damages to Taco Cabana restaurants associated with Hurricane Ike and $0.2 million related to the sale of a non-operating property.

11. Income Taxes

The Company’s taxable income has historically been included in the consolidated U.S. federal income tax return of Carrols and in income tax returns filed by Carrols with certain state taxing jurisdictions. The Company’s income tax provision has been computed and presented in these combined financial statements as if it were a separate taxpaying entity and was comprised of the following for the years ended December 31:

	Year ended December 31,
	2011	2010	2009
Current:
Federal	$2,761	$5,095	$4,107
Foreign	286	256	310
State	1,632	1,363	1,189

	4,679	6,714	5,606

Deferred (prepaid):
Federal	155	(2,608)	(319)
State	(324)	(328)	(324)

	(169)	(2,936)	(643)

Valuation allowance	125	(14)	82

	$4,635	$3,764	$5,045

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2010 and 2009 were as follows:

	December 31,
	2011	2010
Current deferred income tax assets:
Inventory and other reserves	$4	$23
Accrued vacation benefits	1,346	1,245
Other accruals	426	1,032

Current deferred income tax assets	1,776	2,300

Long term deferred income tax assets (liabilities):
Deferred income on sale-leaseback of certain real estate	6,414	6,821
Lease financing obligations	906	843
Lease financing obligations—guaranteed by parent	5,752	4,540
Property and equipment depreciation	(3,428)	(2,213)
Amortization of other intangibles, net	(2,905)	(2,891)
Occupancy costs	3,935	3,464
Tax credit carryforwards	674	549
Other	985	527

Long-term net deferred income tax assets	12,333	11,640
Less: Valuation allowance	(674)	(549)

Total long-term deferred income tax assets	11,659	11,091

Carrying value of net deferred income tax assets	$13,435	$13,391

The Company establishes a valuation allowance to reduce the carrying amount of deferred income tax assets when it is more likely than not that it will not realize some portion or all of the tax benefit of its deferred tax assets. The Company evaluates whether its deferred income tax assets are probable of realization on a quarterly basis. In performing this analysis, the Company considers all available evidence including historical operating results, the estimated timing of future reversals of existing taxable temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards. At December 31, 2011 and 2010, the Company had a valuation allowance of $674 and $549, respectively, against net deferred income tax assets due to foreign income tax credit carryforwards where it was determined more likely than not that the deferred income tax asset amounts would not be realized. The estimation of future taxable income for federal and state purposes and the Company’s ability to realize deferred income tax assets can significantly change based on future events and operating results. Thus, recorded valuation allowances may be subject to future changes that could be material.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The Company’s effective tax rate was 32.7%, 34.8% and 37.6% for the years ended December 31, 2011, 2010 and 2009, respectively. A reconciliation of the statutory federal income tax provision to the effective tax provision for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Statutory federal income tax provision	$4,962	$3,782	$4,694
State income taxes, net of federal benefit	850	673	562
Change in valuation allowance	125	(14)	82
Non-deductible expenses	67	47	54
Foreign taxes	286	256	310
Employment tax credits	(1,321)	(510)	(371)
Foreign tax credits	(229)	(205)	(248)
Miscellaneous	(105)	(265)	(38)

	$4,635	$3,764	$5,045

The Company’s state net operating loss carryforwards expire in varying amounts through 2031.

The Company’s policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. At December 31, 2011 and 2010, the Company had no unrecognized tax benefits and no accrued interest related to uncertain tax positions. The tax years 2008—2011 remain open to examination by the major taxing jurisdictions to which the Company is subject. Although it is not reasonably possible to estimate the amount by which unrecognized tax benefits may increase within the next twelve months due to uncertainties regarding the timing of examinations, the Company does not expect unrecognized tax benefits to significantly change in the next twelve months.

12. Business Segment Information

The Company is engaged in the quick-casual restaurant industry, with two restaurant concepts: Pollo Tropical and Taco Cabana. Pollo Tropical is a quick-casual restaurant brand offering a wide selection of tropical and Caribbean inspired menu items, featuring grilled chicken marinated in a proprietary blend of tropical fruit juices and spices. Taco Cabana is a quick-casual restaurant brand offering a wide selection of fresh Tex-Mex and traditional Mexican food, including sizzling fajitas, quesadillas, enchiladas, burritos and other Tex-Mex dishes.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. The following table includes Adjusted Segment EBITDA which is the measure of segment profit or loss reported to the chief operating decision maker for purposes of allocating resources to the segments and assessing their performance. Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense and other income and expense and gains and losses on extinguishment of debt.

	Pollo Tropical	Taco Cabana	Other (2)	Consolidated

Year ended December 31, 2011:
Total revenues	$209,525	$265,443	$—	$474,968
Cost of sales	69,466	83,245	—	152,711
Restaurant wages and related expenses	49,025	80,058	—	129,083
Restaurant rent expense	6,034	10,896	—	16,930
General and administrative expense (1)	18,355	19,104	—	37,459
Depreciation and amortization	9,121	10,416	—	19,537
Adjusted Segment EBITDA	35,567	26,785
Capital expenditures	10,241	12,523	101	22,865

Year ended December 31, 2010
Revenues	$187,293	$251,778	$—	$439,071
Cost of sales	60,045	75,191	—	135,236
Restaurant wages and related expenses	45,890	76,629	—	122,519
Restaurant rent expense	5,971	10,649	—	16,620
General and administrative expense (1)	16,447	16,418	—	32,865
Depreciation and amortization	9,049	10,026	—	19,075
Adjusted Segment EBITDA	30,062	27,334	—
Capital expenditures	9,981	13,417	—	23,398

Year ended December 31, 2009
Revenues	$177,840	$254,280	$—	$432,120
Cost of sales	58,287	73,783	—	132,070
Restaurant wages and related expenses	43,999	76,106	—	120,105
Restaurant rent expense	6,509	10,928	—	17,437
General and administrative expense (1)	14,994	17,154	—	32,148
Depreciation and amortization	9,170	10,506	—	19,676
Adjusted Segment EBITDA	25,322	30,452	—
Capital expenditures	4,950	11,177	—	16,127

Identifiable Assets:
At December 31, 2011	$156,093	$206,807	$7,266	$370,166
At December 31, 2010	158,627	199,259	—	357,886
At December 31, 2009	160,593	199,532	—	360,125

(1)	Such amounts include general and administrative expenses related directly to each segment as well as allocated expenses associated with administrative support provided by Carrols including executive management, information systems, finance, legal and accounting, internal audit, human resources services and certain other administrative functions. See Note 7 for additional information.
(2)	The “Other” column includes items not allocated to the reportable segments and at December 31, 2011 consisted primarily of administrative capital expenditures and deferred financing costs associated with the issuance of indebtedness discussed in Note 8.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

A reconciliation of Adjusted Segment EBITDA to consolidated net income follows:

	Year ended December 31,
	2011	2010	2009
Adjusted Segment EBITDA:
Pollo Tropical	$35,567	$30,062	$25,322
Taco Cabana	26,785	27,334	30,452
Less:
Depreciation and amortization	19,537	19,075	19,676
Impairment and other lease charges	2,744	6,614	2,284
Interest expense	24,041	19,898	20,447
Provision for income taxes	4,635	3,764	5,045
Stock-based compensation	1,708	1,002	757
Other expense (income)	146	—	(799)

Net income	$9,541	$7,043	$8,364

13. Commitments and Contingencies

The Company is a party to various litigation matters incidental to the conduct of business. The Company does not believe that the outcome of any of these matters will have a material adverse effect on its consolidated financial statements.

14. Retirement Plans

Carrols offers the Company’s salaried employees the option to participate in the Carrols Corporation Retirement Savings Plan (the “Retirement Plan”). The Retirement Plan includes a savings option pursuant to section 401(k) of the Internal Revenue Code in addition to a post-tax savings option. Carrols may elect to contribute to the Retirement Plan on an annual basis. Carrols’s contribution is equal to 50% of the employee’s contribution to a maximum Carrols contribution of $520 annually for any plan year that Carrols participates in an employee match. Under the Retirement Plan, Carrols contributions begin to vest after one year and fully vest after five years of service. A year of service is defined as a plan year during which an employee completes at least 1,000 hours of service. Participating employees may contribute up to 50% of their salary annually to either of the savings options, subject to other limitations. The employees have various investment options available under a trust established by the Retirement Plan. Contributions made by Carrols to the Retirement Plan for the Company’s employees were $147, $127 and $119 for the years ended December 31, 2011, 2010 and 2009, respectively.

Carrols also has an Amended and Restated Deferred Compensation Plan which permits employees not eligible to participate in the Retirement Plan because they have been excluded as “highly compensated” employees (as so defined in the Retirement Plan) to voluntarily defer portions of their base salary and annual bonus. All amounts deferred by the participants earn interest at 8% per annum. There is no Company matching on any portion of the funds. At December 31, 2011 and 2010, a total of $710 and $673, respectively, was deferred by the Company’s employees under the Retirement Plan, including accrued interest.

FIESTA RESTAURANT GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2011, 2010 and 2009

(In thousands of dollars)

15. Stock Split

In connection with the spin-off of the Company to the shareholders of Carrols Restaurant Group, the Board of Directors of the Company has authorized a 23,161.822 for one split of its outstanding common stock to be completed prior to the distribution date of the spin-off. Accordingly, all references to share and per share amounts related to common stock included in the consolidated financial statements and accompanying notes have been adjusted to reflect the stock split and change in the number of authorized shares. The stock split has been retroactively applied to the Company’s financial statements. On April 19, 2012, the stock split became effective.